Form 10-K, Exhibit 13
period 1996-12-31
WESTERN OHIO FINANCIAL CORP
filed 1997-03-31
CIK 920769

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    GENERAL


As a savings and loan association holding company, Western Ohio Financial Corporation ("the Company" or "WOFC"), holds Springfield Federal Savings Bank ("Springfield Federal"), Mayflower Federal Savings Bank ("Mayflower") and Seven Hills Savings Association ("Seven Hills") whose principal business has traditionally consisted of attracting deposits from the general public, and making loans secured by residential real estate. Springfield Federal's, Mayflower's and Seven Hills' profitability and consequently the Company's profitability is primarily dependent upon their net interest income, which is the difference between interest income on its loan and investment portfolio and interest paid on deposits and other borrowed funds. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. Springfield Federal's, Mayflower's and Seven Hills' profitability is also affected by the provisions for loan losses and the level of non-interest income and expense. Non-interest income consists primarily of service charges and other fees, gains (losses) on sales of securities and other assets and income from real estate operations. Non-interest expense includes salaries and employee benefits, real estate operations, occupancy of premises, federal deposit insurance premiums, franchise taxes, data processing expenses and other operating expenses.

The operating results of the Company are also affected by general economic conditions, the monetary and fiscal policies of federal agencies and the policies of agencies that regulate financial institutions. The Company's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which is in turn affected by the interest rates at which such loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

Management and the Board of Directors of the Company have sought to enhance shareholder value by repurchasing outstanding shares and acquiring compatible financial institutions in new geographic markets. On March 29, 1996, the Company concluded its purchase of Mayflower at a cost of $10.0 million and on November 12, 1996, the Company closed on its purchase of Seven Hills at a cost of $10.5 million. These acquisitions represent a wide spread geographic entry to the Cincinnati market. The Company offers a range of customer services and products, including deposit accounts and loans with a special emphasis on one-to-four family mortgage lending and, to a lesser extent, multi-family and commercial real estate lending. Smaller portions of the Company's loans receivable consist of construction, commercial and consumer loans. Management has expanded and intends to continue to expand its consumer lending portfolio by soliciting its existing customer base. In January 1996, Springfield Federal incorporated a consumer finance subsidiary, West Central Financial Services in order to expand Springfield Federal's consumer lending. In November 1996, Springfield Federal sold approximately $17.9 million dollars in one-to-four family loans to FNMA. The proceeds were primarily used to fund the acquisition of Seven Hills. Further expansion is being planned by management.

                        Analysis Of Financial Condition

Total assets of the Company increased $161.4 million in the year ending December 31, 1996, from $231.4 million in 1995 to $392.8 million in 1996. This increase of 69.8% was primarily reflective of the acquisition of Mayflower and Seven Hills.

Liabilities increased from $171.7 million at December 31, 1995, to $338.7 million at December 31, 1996, an increase of $167.0 million, or 97.3%. An increase in deposits from $139.1 million at December 31, 1995, to $233.2 million at December 31, 1996, (an increase of $94.1 million) combined with an increase in advances from the Federal Home Loan Bank ("FHLB") of Cincinnati from $31.5 million at December 31, 1995, to $102.6 million at December 31, 1996, (an increase of $71.1 million) were the primary sources of the increase in total liabilities. The increase in deposits was primarily attributable to the acquisition of Mayflower and Seven Hills. Company deposits also grew in response to its continued aggressive advertising and competitive rates during 1996.

The Company's subsidiaries drew net advances from the FHLB of Cincinnati of $68.4 million in 1996. The advance rates ranged from 5.20% to 6.30%. The nature of these advances varied with the intended purpose of obtaining the funds. Fixed-rate advances of $20.0 million were taken to fund the purchase of callable securities. The remainder of the borrowing was variable-rate or fixed-rate in nature and was intended to fund mortgages. The above mentioned advances are secured by a blanket pledge of mortgages to the FHLB of Cincinnati and are not tied to specific securities or mortgages.

Mortgage loan originations and purchases increased $61.0 million from $61.3 million in 1995 to $122.3 million in 1996. The higher level of mortgage loan originations in 1996 was the result of a more aggressive lending effort and the addition of Mayflower's origination efforts. Net loans receivable increased by $137.1 million from 1995 to 1996 primarily as the result of the acquisition of Mayflower and Seven Hills. Also contributing to the increase in net loans receivable was an increase in non-mortgage loans of $6.1 million. The increase was a combination of commercial and consumer lending.

Total equity decreased $5.6 million due largely to the buyback of treasury stock. During 1996, 188,112 shares were repurchased with a total buyback expenditure of $4.2 million. Earnings of $1.1 million less dividends of $2.3 million decreased retained earnings by $1.2 million in 1996 compared to an increase of $467,000 in 1995.

                      COMPARISON OF RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 1996 and December 31, 1995

The Company's results of operations depend primarily on the level of its net interest income and non-interest income and the level of its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them. In addition, the Company receives fees from loan originations, late payments, loan servicing and payments for service related to transaction and other deposit accounts, and from dividends on its FHLB stock.

GENERAL. Net income for the year ended December 31, 1996, was $1.1 million a decrease of $1.8 million compared to the year ended December 31, 1995. Net interest income increased by $2.6 million from $7.8 million to $10.4 million, or 33.5%, primarily as a result of a higher volume of average interest-earning assets. Non-interest income declined substantially as a result of a decline in gain on sale of investment securities of $1.0 million. For the year ended December 31, 1995, non-interest income also included a $681,000 gain from the termination of benefit plans at Springfield Federal. Non-interest expense also increased $3.4 million, from $5.4 million at December 31, 1995, to $8.8 million at December 31, 1996, primarily due to a $1.1 million special assessment to recapitalize SAIF. The increase in non-interest expense also reflects the new costs of operating Seven Hills and Mayflower. Income taxes decreased by $800,000 from $1.5 million at December 31, 1995, to $707,000 at December 31, 1996, primarily as a result of lower income.

INTEREST INCOME. Total interest income increased $9.4 million or 63.1% for the year ended December 31, 1996 compared to the prior year. This increase is chiefly due to the higher volume of interest earning assets. This higher volume is due mostly to a higher volume of loans receivable which reflects the Company's aggressive lending efforts and the addition of Mayflower and Seven Hills. Interest from investment securities and other sources rose by $878,000 primarily due to the increased investment in callable securities. Interest income from the available for sale mortgage-backed securities showed little change over 1995.

INTEREST EXPENSE. Total interest expense increased $6.7 million or 95.9% for the year ended December 31, 1996, compared to the prior year. The increase was due primarily to a higher volume of both deposits and borrowings and a 0.52% increase in the average rate paid on deposits and borrowings.

PROVISION FOR LOAN LOSSES. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. There was a $399,000 additional provision for loan losses during the year ended December 31, 1996. This is an increase of $393,000 from a $6,000 provision during the prior year. Management believes that the total allowance of $1.7 million is adequate given the area economic conditions and its loan portfolio composition. At December 31, 1996, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans.

The Company will continue to review its allowance for loan losses and make further allowances as economic and regulatory conditions dictate. Although the Company maintains its allowance for loan losses at a level that it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the OTS and FDIC, which can order the establishment of additional or specific allowances.

NON-INTEREST INCOME. Non-interest income decreased from $2.0 million in 1995 to $550,000 in 1996. This decrease is due primarily to a $1.2 million gain on the sale in 1995 of FHLMC common stock that had been held as an investment security. Further, the Company realized gains in 1995 of $476,000 and $205,000 from the curtailment of its defined benefit pension plan and its retiree health care benefits respectively at Springfield Federal. These plans were eliminated and replaced with other benefits in an effort to control expanding compensation and benefit costs.

NON-INTEREST EXPENSE. Total non-interest expense increased from $5.4 million in 1995 to $8.8 million in 1996. The increase is primarily the result of a $1.1 million special assessment to recapitalize SAIF. Additionally, the 1996 expenses included nine months of operations at Mayflower and one and one half months of operations at Seven Hills.

INCOME TAX EXPENSE. Income tax expense was $707,000 for the year ended December 31, 1996, a decrease of $800,000, or 63.3%, from the same period the prior year. Income taxes increased primarily as a result of increased earnings before income taxes.

Comparison of Years Ended December 31, 1995 and December 31, 1994

The Company's results of operations depend primarily on the level of its net interest income and non-interest income and the level of its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them. In addition, the Company receives fees from loan originations, late payments and payments for service related to transaction and other deposit accounts, and from dividends on its FHLB stock.

GENERAL. Net income for the year ended December 31, 1995, was $2.9 million, an increase of $266,000 compared to the year ended December 31, 1994. Net interest income increased by $508,000 from $7.3 million to $7.8 million, or 7.0%, primarily as a result of a higher volume of average interest-earning assets. Non-interest income, consisting primarily of gains on sales of investment securities, increased from $72,000 for the year ended December 31, 1994, to $2.0 million for the year ended December 31, 1995. Non-interest expense also increased $2.0 million, from $3.3 million at December 31, 1994, to $5.3 million at December 31, 1995, primarily due to increases in compensation and benefits as the Company hired additional personnel to staff its expanding operations. Income taxes increased by $141,000 from $1.4 million at December 31, 1994, to $1.5 million at December 31, 1995, primarily as a result of higher income.

INTEREST INCOME. Total interest income increased $2.4 million or 19.0% for the year ended December 31, 1995, compared to the prior year. This increase is chiefly due to the higher volume of interest earning assets. This higher volume is due mostly to a higher volume of loans receivable and to a lesser degree the higher volume of mortgage-backed securities. Interest from investment securities and other sources were little changed over 1994. The increase in volume of interest earning assets was offset in part by a 71 basis point decline in the average yield earned on loans receivable.

INTEREST EXPENSE. Total interest expense increased $1.9 million or 35.8% for the year ended December 31, 1995, compared to the prior year. The increase was due primarily to a higher volume of both deposits and borrowings and a 1.22% increase in the average rate paid on time deposits. The increase in rates paid on time deposits is due in part to management aggressively seeking deposits.

PROVISION FOR LOAN LOSSES. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. There was a $6,000 additional provision for loan losses during the year ended December 31, 1995. This was an increase of $6,000 from no provision during the prior year. Management believed that the total allowance of $774,000 was adequate given the local economic conditions and its loan portfolio composition. At December 31, 1995, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans.

NON-INTEREST INCOME. Non-interest income increased from $72,000 in 1994 to $2.0 million in 1995. This increase is due primarily to a $1.2 million gain on the sale of FHLMC common stock which had been held as an investment security. The gain was the result of the Company's desire to shift the resulting sale proceeds into other assets. Further, the Company realized gains of $476,000 and $205,000 from the curtailment of its defined benefit pension plan and its retiree health care benefits respectively. These plans were eliminated and replaced with other benefits in an effort to control expanding compensation and benefit costs.

NON-INTEREST EXPENSE. Total non-interest expense increased from $3.3 million in 1994 to $5.3 million in 1995. The increase is primarily a result of an increase in compensation and benefits. This item increased substantially due to expanded staffing levels to cover the higher volume of lending and in anticipation of acquisitions. A new branch is to be opened early in 1996. The amortization of the cost of the Company's Management Recognition Plan and recognition of a full year's cost of the ESOP also contributed to the increase in compensation and benefits.

INCOME TAX EXPENSE. Income tax expense was $1,507,000 for the year ended December 31, 1995, an increase of $141,000, or 10.3%, from the same period the prior year. Income taxes increased primarily as a result of increased earnings before income taxes.

AVERAGE BALANCES, INTEREST RATES AND YIELDS. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Nonaccruing loans have been included in the table as loans carrying a zero yield.

                                                                        Year Ended December 31,
                                     ----------------------------------------------------------------------------------------------
                                                     1996                           1995                           1994
                                     ----------------------------------------------------------------------------------------------
                                      Average     Interest             Average     Interest           Average     Interest
                                     Outstanding  Earned/    Yield/   Outstanding  Earned/   Yield/  Outstanding  Earned/   Yield/
                                      Balance       Paid      Rate     Balance       Paid    Rate     Balance      Paid     Rate
                                     ----------   --------- --------  ----------   --------- ------  ----------   --------  -------
                                                                       (Dollars in Thousands)


Interest-earning assets:
     Loans Receivable                   $ 235,936   $ 18,436     7.81% $ 121,373  $  9,942      8.19%  $ 100,505   $  8,944   8.90%
     Mortgage-backed securities            43,243      2,854     6.60     42,606     2,876      6.75      31,427      1,832   5.83
     Investment securities                 27,190      2,043     7.51     12,045       833      6.92      11,696        667   5.70
     Interest-bearing deposits              8,293        536     6.46     16,655     1,067      6.41      20,408        933   4.57
     FHLB stock                             3,914        291     7.43      1,381        91      6.59       1,245         69   5.54
                                        ----------  ---------          ---------- ---------            ----------  --------
         Total interest-earning assets  $ 318,576     24,160     7.58  $ 194,060    14,809      7.63   $ 165,281     12,445   7.53
                                        ==========  ---------          ========== ---------            ==========  --------

Interest-bearing liabilities:
     Time deposits                      $ 134,757      8,188     6.08  $  90,805     5,277      5.81   $  75,545      3,470   4.59
     Demand and NOW deposits               12,851        146     1.14     11,932       277      2.32      17,891        439   2.45
     Savings deposits                      28,334        926     3.27     25,175       687      2.73      36,577      1,111   3.04
     Borrowings                            74,832      4,523     6.04     13,374       793      5.93       2,343        158   6.74
                                        ----------  ---------          ---------- ---------            ----------  --------
         Total interest-bearing
             liabilities                $ 250,774     13,783     5.50  $ 141,286     7,034      4.98   $ 132,356      5,178   3.91
                                        ==========  ---------          ========== ---------            ==========  --------
Net interest income                                 $ 10,377                      $  7,775                         $  7,267
                                                    =========                     =========                        ========
Net interest rate spread                                         2.08%                          2.65%                         3.62%
                                                               =======                         ======                        ======
Net earning assets                      $  67,802                      $  52,774                       $  32,925
                                        ==========                     ==========                      ==========
Net yield on average interest-
     earning assets                                              3.26%                          4.01%                         4.40%
                                                               =======                       =======                        ======
Average interest-earning assets to
     average interest-bearing liabilities              1.27x                         1.37x                            1.25x
                                                    =======                       =======                          =======


RATE/VOLUME ANALYSIS. The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in average outstanding balances and that due to the volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by new rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.


                                                      Year Ended December 31,                 Year Ended December 31,
                                                -----------------------------------    --------------------------------------
                                                         1995 vs. 1996                          1994 vs. 1995
                                                -----------------------------------    --------------------------------------
                                                      Increase                              Increase
                                                     (Decrease)                            (Decrease)
                                                       Due to          Total                 Due to               Total
                                                -------------------   Increase          ------------------      Increase
                                                Volume       Rate    (Decrease)         Volume        Rate     (Decrease)
                                                ------       ----     --------          ------        ----      --------
                                                                       (Dollars in Thousands)

Interest-earning assets:
 Loans receivable                              $8,972      $(478)     $8,494            $1,710      $(712)       $  998
 Mortgage-backed securities                        43        (65)        (22)              755        289         1,044
 Investments securities                         1,132         78       1,210                24        142           166
 Other                                           (353)        22        (331)             (233)       389           156
                                               ------      -----      ------            ------      -----        ------

   Total interest-earning assets               $9,794      $(443)     $9,351            $2,256      $ 108        $2,364
                                               ======      =====      ======            ======      =====        ======

Interest-bearing liabilities:
 Time deposits                                  2,661        250       2,911               887        921         1,808
 Demand and NOW deposits                           20       (151)       (131)             (138)       (24)         (162)
 Savings deposits                                  93        146         239              (311)      (114)         (425)
 Borrowings                                     3,714         16       3,730               654        (19)          635
                                               ------      -----      ------            ------      -----        ------

   Total interest-bearing liabilities          $6,488      $ 261      $6,749            $1,092      $ 764        $1,856
                                               ======      =====      ======            ======      =====        ======

Net interest income                                                   $2,602                                     $  508
                                                                      ======                                     ======

                           ASSET/LIABILITY MANAGEMENT

NET PORTFOLIO VALUE. The measurement and analysis of the exposure of the Company's subsidiaries to changes in the interest rate environment are referred to as asset/liability management. One method used to analyze the Company's sensitivity to changes in interest rates is the "net portfolio value" ("NPV") methodology used by the OTS as part of its capital regulations. The Company's subsidiaries are not currently subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%. The application of the NPV methodology may illustrate the Company's interest rate risk.

NPV is generally considered to be the present value of the difference between expected incoming cash flows on interest-earning and other assets and expected outgoing cash flows on interest-bearing and other liabilities. The application attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered.

Presented below, as of September 30, 1996 and December 31, 1995, is an analysis of Springfield Federal's, Mayflower's and Seven Hills' interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The tables also contain the policy limits set by the Board of Directors of each institution as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration to the impact on the NPV capital position of various rate changes and each institution's strong capital position.

As illustrated in the tables, each institution's NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, because the Company has primarily fixed-rate loans in its loan portfolio, the amount of interest the Company would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest the Company would pay on its deposits would increase rapidly because the Company's deposits generally have shorter periods to repricing. Assumptions used in calculating the amounts in these tables are OTS assumptions.

                        SPRINGFIELD FEDERAL SAVINGS BANK

                                            September 30, 1996         December 31, 1995
                                          ------------------------    -------------------------
Change in Interest Rate     Board limit     $ change    % change        $ change     % change
    (Basis Points)          % change         in NPV      in NPV          in NPV       in NPV
------------------------    ----------    ------------  ----------    ------------  -----------
                                    (Dollars in thousands)

         +300                 (60)         (24,754)       (53)         (13,334)       (27)
         +200                 (40)         (16,538)       (36)          (8,352)       (17)
         +100                 (20)          (8,130)       (18)          (3,762)        (8)
            0                   0                0          0                0          0
         -100                 (20)           7,049         15            2,337          5
         -200                 (40)          11,538         25            3,229          7
         -300                 (60)          14,942         32            6,253          9


                  MAYFLOWER FEDERAL SAVINGS BANK

                                            September 30, 1996
                                          ------------------------
Change in Interest Rate     Board limit     $ change    % change
    (Basis Points)          % change         in NPV      in NPV
------------------------    ----------    ------------  ----------
                                    (Dollars in thousands)

         +300                 (50)         (2,451)        (34)
         +200                 (25)         (1,494)        (21)
         +100                 (10)           (662)         (9)
            0                   0               0           0
         -100                 (10)            434           6
         -200                 (25)            654           9
         -300                 (50)            869          12


                  SEVEN HILLS SAVINGS ASSOCIATION

                                            September 30, 1996
                                          ------------------------
Change in Interest Rate     Board limit     $ change    % change
    (Basis Points)          % change         in NPV      in NPV
------------------------    ----------    ------------  ----------
                                    (Dollars in thousands)

         +300                 (60)          (2,755)       (32)
         +200                 (30)          (1,782)       (21)
         +100                 (15)            (843)       (10)
            0                   0                0          0
         -100                 (15)             668          8
         -200                 (30)           1,036         12
         -300                 (60)           1,304         15

As of September 30, 1996, the percentage change in NPV resulting from certain changes in interest rates were within the policy limits of each institution's Board of Directors. It should be noted that the above tables and the regulation of concern only pertains to each institution and does not apply to the holding company. The Company's assets are all of a short term or short term to repricing nature and therefore are not subject to significant interest rate risk.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to change in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making risk calculations.

In the event that interest rates continue to rise from the recent historically low levels, each institution's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect Springfield Federal's, Mayflower's and Seven Hills' earnings and thereby the Company's earnings due to diminished loan demand. As part of the Company's interest rate risk strategy, the Company has attempted to utilize adjustable rate and short term duration loans and investments at its subsidiaries.

The Company fully intends to limit the addition of fixed rate long duration loans and securities to its portfolio. In addition to this restructuring it has also begun to offer consumer products at its subsidiaries that reprice on a monthly basis. It is expected that as the size of these portfolio segments grows the interest rate risk will be lessened, though not eliminated.

                        LIQUIDITY AND CAPITAL RESOURCES

Western Ohio Financial Corporation's liquidity, primarily represented by cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 1996, 1995 and 1994.


                                                Year Ended December 31,
                                       --------------------------------------
                                        1996            1995            1994
                                       ------          ------          ------
Net income                            $  1,062       $  2,893        $  2,627
Adjustments to reconcile net income
   to net cash from operating
   activities                             (324)        (1,825)           (253)
                                      --------       --------        --------
Net cash from operating activities         738          1,068           2,374
Net cash from investment activities    (82,460)       (45,838)        (26,969)
Net cash from financing activities      79,728         42,424          33,631
                                      --------       --------        --------
Net change in cash and cash
   equivalents                          (1,994)        (2,346)          9,036
Cash and cash equivalents at
   beginning of period                  17,605         19,951          10,915
                                      --------       --------        --------
Cash and cash equivalents at
   end of period                      $ 15,611       $ 17,605        $ 19,951
                                      ========       ========        ========


At December 31, 1996 , the Company had no outstanding commitments to sell loans or securities.

The OTS requires minimum levels of liquid assets. OTS regulations presently require Springfield Federal, Mayflower and Seven Hills to maintain an average daily balance of liquid assets (United State Treasury, federal agency, and other investments having maturities of five years or less) equal to at least 5.0% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Such requirements may be changed from time to time by the OTS to reflect changing economic conditions.

Such investments are intended to provide a source of relatively liquid funds upon which Springfield Federal, Mayflower and Seven Hills may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. Springfield Federal's average regulatory liquidity at December 31, 1996 was 5.51%. Mayflower's average regulatory liquidity at December 31, 1996 was 6.86%. Seven Hills average regulatory liquidity at December 31, 1996 was 9.46%.

The Company's primary sources of funds consist of deposits and repayments of loans and interest earned on securities. The Company maintains a higher ratio of loans to deposits in comparison with other similarly sized savings institutions. Historically, this has not had a material affect on the Company's liquidity as it has utilized other potential sources of funds including borrowings from the FHLB of Cincinnati to maintain liquidity and to meet operating expenses. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

The primary financing activity of the Company during 1996 was the proceeds from FHLB advances of $88.0 million. Also a major financing activity was the net increase in savings deposits of $17.3 million. The Company paid $2.3 million in dividends and acquired treasury stock for $4.2 million in 1996.

Liquidity management is a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-bearing deposits and (iv) the objectives of its asset/liablity management program. Excess liquidity is invested generally in interest-bearing overnight deposits and other short-term government and agency obligations. If the Company requires additional funds beyond its internal ability to generate, it has additional borrowing capacity with the FHLB of Cincinnati.

The Company anticipates that it will have sufficient funds available to meet current loan commitments. At December 31, 1996, the Company had outstanding commitments to extend credit that amounted to $5.4 million.

Under The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the capital requirements applicable to all savings institutions, including the Company, were substantially increased. However, Springfield Federal, Mayflower and Seven Hills are in compliance with all applicable capital requirements and expects to remain so.

OTS regulations require that institutions maintain "tangible capital" of not less than 1.5% of the institution's adjusted total assets. Tangible capital is defined as "core capital" less any intangible assets.

Core capital is comprised of common stockholders' equity (including retained earnings). OTS regulations require core capital to be maintained at 3% of total institution assets.

OTS regulations require the institution to maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items. Springfield Federal's adjustment to core capital includes the portion of the loan and lease loss allowance over the amount required for loans classified as loss. This adjustment is $1.2 million as of December 31, 1996. Mayflower's adjustment to core capital includes the portion of the loan and lease loss allowance over the amount required for loans classified as loss. This adjustment is $330,000 as of December 31, 1996. Seven Hills' adjustment to core capital includes the portion of the loan and lease loss allowance over the amount required for loans classified as loss. This adjustment is $216,000 as of December 31, 1996.

The following table summarizes Springfield Federal's regulatory capital requirements and actual capital at December 31, 1996.


                        SPRINGFIELD FEDERAL SAVINGS BANK

                                                                                      Excess of Actual
                                                                                    Capital Over Current
                                Actual Capital            Current Requirement            Requirement
                           ------------------------   -------------------------   ------------------------
                             Amount        Percent      Amount         Percent      Amount        Percent
                             ------        -------      ------         -------      ------        -------
                                                         (Dollars in thousands)
Tangible Capital            $30,262        11.03%      $ 4,116          1.50%      $26,146          9.53%
Core Capital                 30,262        11.03         8,234          3.00        22,028          8.03
Risk-Based Capital           31,432        21.77        11,542          8.00        19,890         13.77


                         MAYFLOWER FEDERAL SAVINGS BANK

                                                                                      Excess of Actual
                                                                                    Capital Over Current
                                Actual Capital            Current Requirement            Requirement
                           ------------------------   -------------------------   ------------------------
                             Amount        Percent      Amount         Percent      Amount        Percent
                             ------        -------      ------         -------      ------        -------
                                                         (Dollars in thousands)
Tangible Capital             $6,714        10.24%       $  984          1.50%       $5,730          8.74%
Core Capital                  6,714        10.24         1,968          3.00         4,746          7.24
Risk-Based Capital            7,044        19.08         2,948          8.00         4,096         11.08



                         SEVEN HILLS SAVINGS ASSOCIATION

                                                                                      Excess of Actual
                                                                                    Capital Over Current
                                Actual Capital            Current Requirement            Requirement
                           ------------------------   -------------------------   ------------------------
                             Amount        Percent      Amount         Percent      Amount        Percent
                             ------        -------      ------         -------      ------        -------
                                                         (Dollars in thousands)
Tangible Capital             $8,744        19.07%       $  688          1.50%       $8,056         17.57%
Core Capital                  8,744        19.07         1,376          3.00         7,368         16.07
Risk-Based Capital            8,960        40.99         1,749          8.00         7,211         32.99


                       IMPACT OF NEW ACCOUNTING STANDARDS

In October 1994, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments. This statement requires disclosures about the amounts, nature and terms of derivative financial instruments that are not subject to Statement 105, Disclosures of Information about Financial Instruments and Off-Balance-Sheet Risk, because they do not result in off-balance-sheet risk of accounting loss. It requires that a distinction be made between financial instruments held or issued for trading purposes (including dealing and other trading activities measured at fair value with gains and losses recognized in earnings) and financial instruments held or issued for purposes other than trading. SFAS No. 119 is effective for financial statements for fiscal years ending after December 15, 1995. The Company and its subsidiaries held no securities for trading activities nor are any of the securities held considered a futures, forward, swap or option contract. Considering the preceding factors, no material impact resulted from the adoption of this standard.

In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 122, Accounting for Mortgage Servicing Rights. This statement requires that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. A mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained would allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair value. SFAS No. 122 is effective for fiscal years beginning after December 31, 1995. A sale of loans which had not been originated for sale took place in November 1996. The servicing rights were valued in accordance with SFAS No. 122.

In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure the compensation cost of all employee stock compensation plans based on the estimated fair value of awards at the date they are granted. Companies are, however, allowed to continue to measure compensation costs for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to retain their existing accounting method are required to disclose in a footnote to the financial statements pro forma net income and, if presented, earnings per share as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995. Companies are required, however, to disclose information for awards granted in their first fiscal year ending after December 15, 1994. Disclosure of information regarding awards is included in the footnotes to the following audited financial statements.

In June 1996, the FASB issued SFAS No 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, which established accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. The standards are based on a consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred and ceases recognizing financial assets when control has been surrendered and ceases recognizing liabilities when they have been extinguished. SFAS No. 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 supersedes SFAS No. 122. SFAS No. 125 is effective for transactions occurring after December 31, 1996. Management does not expect an impact from adoption of SFAS No. 125.



                    IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related data presented herein have been prepared according to generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. An exception to historical cost presentation is the valuation of securities available for sale under FASB No.
115. The primary assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services.

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Western Ohio Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Western Ohio Financial Corporation and its wholly-owned subsidiaries, Springfield Federal Savings Bank (formerly Springfield Federal Savings and Loan Association), Mayflower Federal Savings Bank and Seven Hills Savings Association, as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Ohio Financial Corporation and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for investment and mortgage-backed securities available for sale in 1994 to conform to new accounting guidelines.


Clark, Schaefer, Hackett & Co.

January 25, 1997
Springfield, Ohio

                       WESTERN OHIO FINANCIAL CORPORATION

                        Consolidated Statements of Income
              ($000's in thousands except earnings per share data)

                  Years Ended December 31, 1996, 1995, and 1994


                                                                                 1996             1995             1994
                                                                                ------           ------           ------
Interest income:
Loans receivable:
   First mortgage loans                                                        $ 18,074           9,763            8,867
   Other loans                                                                      363             179               77
Securities available for sale                                                     2,305             833              667
Mortgage-backed securities available for sale                                     2,854             740              102
Mortgage-backed securities at amortized cost                                          -           2,136            1,730
Other                                                                               564           1,158            1,002
                                                                               --------        --------          -------
   Total interest income                                                         24,160          14,809           12,445
                                                                               --------        --------          -------
Interest expense:
   Deposits                                                                       9,260           6,241            5,020
   Federal Home Loan Bank advances                                                4,523             793              158
                                                                               --------        --------          -------

   Total interest expense                                                        13,783           7,034            5,178
                                                                               --------        --------          -------

   Net interest income                                                           10,377           7,775            7,267

Provision for loan losses                                                           399               6                -
                                                                               --------        --------          -------
   Net interest income after provision for loan losses                            9,978           7,769            7,267
                                                                               --------        --------          -------

Non-interest income:
  Gain on sales of securities                                                       234           1,207                2
  Gain from termination of benefit plans                                              -             681                -
  Fees and other charges                                                            156              60               53
  Gain on sale of assets                                                            106               -                -
  Other                                                                              54              32               17
                                                                               --------        --------          -------
   Total non-interest income                                                        550           1,980               72
                                                                               --------        --------          -------
Non-interest expense:
  Compensation and benefits                                                       3,731           2,848            1,722
  Occupancy and equipment                                                           773             579              368
  SAIF deposit insurance premium                                                  1,465             277              313
  Franchise taxes                                                                   898             797              321
  Legal, accounting and examinations                                                360             175              161
  Advertising                                                                       265             203              127
  Amortization of goodwill                                                          246               -                -
  Other                                                                           1,021             470              334
                                                                               --------        --------          -------
   Total non-interest expense                                                     8,759           5,349            3,346
                                                                               --------        --------          -------

   Income before income taxes                                                 $   1,769           4,400            3,993

Provision for income taxes                                                          707           1,507            1,366
                                                                               --------        --------          -------

Net income                                                                    $   1,062           2,893            2,627
                                                                               ========        ========          =======
Earnings per share (since conversion at July 29, 1994):                       $    0.47            1.18             0.42
                                                                               ========        ========          =======

See accompanying notes to consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION

                 Consolidated Statements of Stockholders' Equity
                              ($000's in thousands)

                  Years Ended December 31, 1996, 1995, and 1994

                                                                                                       Unrealized     Unallocated
                                                                                                     Gain (Loss) on   Shares Held
                                                                                           Additional  Seurities      By Employee
                                                                                   Common   Paid-In     Available     Stock Owner-
                                                                                    Stock   Capital      For Sale       ship Plan
                                                                                 --------- -----------   --------      -----------
Balance, December 31, 1993                                                          $  -          -          -                -

Addition at adoption of SFAS No. 115, net of deferred taxes                            -          -      1,125                -
Sale of 2,496,219 shares of common stock $16 per share, net of related expenses       25     38,694          -                -
Issuance of 148,781 shares to Employee Stock Option Plan at $16 per share              1      2,379          -           (2,380)
Net income for year ended December 31, 1994                                            -          -          -                -
Dividends paid ($.125 per share)                                                       -          -          -                -
Employee Stock Ownership Plan shares committed to be allocated,
     at average market price                                                           -          -          -              119
Net change for year, net of deferred taxes                                             -          -       (585)               -
                                                                                    ----    -------      -----           ------
Balance, December 31, 1994                                                            26     41,073        540           (2,261)

Net income for year ended December 31, 1995                                            -          -          -                -
Dividends paid ($1.00 per share)                                                       -          -          -                -
Transfer from "held to maturity" to "available for sale", net of deferred taxes        -          -        490                -
Net change for year, net of deferred taxes                                             -          -       (399)               -
Treasury shares acquired                                                               -          -          -                -
Shares awarded under Management Recognition Plan                                       -        (88)         -                -
Management Recognition Plan expense                                                    -          -          -                -
Employee Stock Ownership Plan shares committed to be allocated,
     at average market price                                                           -         63          -              238
                                                                                    ----    -------      -----           ------
Balance, December 31, 1995                                                            26     41,048        631           (2,023)

Net income for year ended December 31, 1996                                            -          -          -                -
Dividends paid ($1.00 per share)                                                       -          -          -                -
Net change for year, net of deferred taxes                                             -          -       (873)               -
Treasury shares acquired                                                               -          -          -                -
Management Recognition Plan expense and related tax benefit                            -         31          -                -
Employee stock options exercised                                                       -         (7)         -                -
Employee Stock Ownership Plan shares committed to be allocated,
     at average market price                                                           -         86          -              238
                                                                                   -----    -------      -----           ------
Balance, December 31, 1996                                                         $  26     41,158       (242)          (1,785)
                                                                                   =====    =======      =====           ======

                          (RESTUBBED TABLE FROM ABOVE)






                                                                                  Deferred
                                                                                 Management
                                                                                Recognition       Treasury     Retained
                                                                                Plan Expense        Stock      Earnings    Total
                                                                                -------------    ----------    ---------   -------
Balance, December 31, 1993                                                             -               -        21,664     21,664

Addition at adoption of SFAS No. 115, net of deferred taxes                            -               -             -      1,125
Sale of 2,496,219 shares of common stock $16 per share, net of related expenses        -               -             -     38,719
Issuance of 148,781 shares to Employee Stock Option Plan at $16 per share              -               -             -          -
Net income for year ended December 31, 1994                                            -               -         2,627      2,627
Dividends paid ($.125 per share)                                                       -               -          (311)      (311)
Employee Stock Ownership Plan shares committed to be allocated,
     at average market price                                                           -               -             -        119
Net change for year, net of deferred taxes                                             -               -             -       (585)
                                                                                   -----          ------        ------     ------
Balance, December 31, 1994                                                             -               -        23,980     63,358

Net income for year ended December 31, 1995                                            -               -         2,893      2,893
Dividends paid ($1.00 per share)                                                       -               -        (2,426)    (2,426)
Transfer from "held to maturity" to "available for sale", net of deferred taxes        -               -             -        490
Net change for year, net of deferred taxes                                             -               -             -       (399)
Treasury shares acquired                                                               -          (4,769)            -     (4,769)
Shares awarded under Management Recognition Plan                                  (1,231)          1,319             -          -
Management Recognition Plan expense                                                  220               -             -        220
Employee Stock Ownership Plan shares committed to be allocated,
     at average market price                                                           -               -             -        301
                                                                                   -----          ------        ------     ------
Balance, December 31, 1995                                                        (1,011)         (3,450)       24,447     59,668

Net income for year ended December 31, 1996                                            -               -         1,062      1,062
Dividends paid ($1.00 per share)                                                       -               -        (2,275)    (2,275)
Net change for year, net of deferred taxes                                             -               -             -       (873)
Treasury shares acquired                                                               -          (4,187)            -     (4,187)
Management Recognition Plan expense and related tax benefit                          247               -             -        278
Employee stock options exercised                                                       -              58             -         51
Employee Stock Ownership Plan shares committed to be allocated,
     at average market price                                                           -               -             -        324
                                                                                   -----          ------        ------     ------
Balance, December 31, 1996                                                          (764)         (7,579)       23,234     54,048
                                                                                   =====          ======        ======     ======

See accompanying notes to consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION

                      Consolidated Statements of Cash Flows
                              ($000's in thousands)

                  Years Ended December 31, 1996, 1995, and 1994

                                                                                            1996          1995           1994
                                                                                          --------      --------       --------
Cash flows from operating activities:
     Net income                                                                           $  1,062        2,893          2,627
     Adjustments to reconcile net income to net cash provided
        by operating activities:
            ESOP expense                                                                       324          301            119
            Management Recognition Plan expense                                                247          220              -
            Depreciation and amortization of premises and equipment                            245          220             69
            Amortization of goodwill                                                           246            -              -
            Stock dividends, Federal Home Loan Bank                                           (294)         (92)           (71)
            Deferred loan origination fees                                                    (345)        (155)          (305)
            Premiums and discounts on loans, mortgage-backed
              securities and investments                                                       (58)        (334)            28
            Deferred income taxes                                                               21          129             16
            Provision for loan losses                                                          399            6              -
        Net gain on sales of:
            Mortgage-backed securities                                                        (208)           -              -
            Other securities                                                                   (26)      (1,207)            (2)
            Loans                                                                              (83)           -              -
            Premises and equipment                                                             (23)           -             (6)
        Changes in:
            Prepaid expenses and other assets                                                  469         (299)             7
            Accrued expenses and other liabilities                                              (9)        (420)           280
            Accrued interest receivable                                                       (999)        (282)           (21)
            Federal income taxes accrued or refundable                                        (230)          88           (367)
                                                                                          --------       -------        -------
                Net cash provided by operating activities                                      738        1,068          2,374
                                                                                          --------       -------        -------
Cash flows from investing activities:
     Federal Home Loan Bank stock:
        Purchases                                                                           (3,141)        (217)             -
     Investment securities:
        Available for sale:
            Purchases                                                                      (23,000)     (12,000)       (18,650)
            Sales                                                                               51        1,287          9,791
            Maturities                                                                       2,321       16,335          3,000
     Mortgage-backed securities:
        Available for sale:
            Purchases                                                                            -      (10,636)        (3,427)
            Collections                                                                      7,567          186              -
            Sales                                                                           21,770            -              -

                                                                     (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION

                              ($000's in thousands)

                  Years Ended December 31, 1996, 1995, and 1994

                                                                                    1996         1995         1994
                                                                                   ------       ------       ------
Cash flows from investing activities: (Continued)
     At amortized cost:
        Purchases                                                                       -             -     (17,318)
        Sales                                                                           -             -           -
        Collections                                                                     -         6,171       6,109
     Loans:
        Originations                                                              (83,195)      (53,574)    (24,183)
        Purchases                                                                 (45,236)       (8,765)          -
        Collections                                                                37,730        16,281      18,319
        Sales                                                                      17,783             -           -
     Premises and equipment:
        Additions                                                                    (699)         (725)       (599)
        Sales proceeds                                                                 13             -           9
     Investment in joint venture                                                        -             -         (20)
     Acquisition of subsidiaries, net of cash received                            (14,424)         (181)          -
                                                                                  -------       -------     -------
                Net cash used by investing activities                             (82,460)      (45,838)    (26,969)
                                                                                  -------       -------     -------
Cash flows from financing activities:
     Proceeds from issuance of common stock upon conversion                             -             -      38,719
     Net increase (decrease) in deposits                                           17,284        21,600      (8,091)
     Net increase in advances from borrowers for taxes and insurance                  463           212          71
     Advances from Federal Home Loan Bank:
        Net borrowings                                                             87,963        32,876       3,265
        Repayments                                                                (19,571)       (5,037)        (22)
     Dividends paid                                                                (2,275)       (2,458)       (311)
     Stock options exercised, net                                                      51             -           -
     Treasury stock acquired                                                       (4,187)       (4,769)          -
                                                                                  -------       -------     -------
                Net cash provided by financing activities                          79,728        42,424      33,631
                                                                                  -------       -------     -------
Net increase (decrease) in cash and cash equivalents                               (1,994)       (2,346)      9,036
Cash and cash equivalents:
     Beginning                                                                     17,605        19,951      10,915
                                                                                  -------       -------     -------
     Ending                                                                      $ 15,611        17,605      19,951
                                                                                  =======       =======     =======
Supplemental information:
     Interest paid                                                               $ 13,396         6,875       5,160
                                                                                  =======       =======     =======
     Income taxes paid                                                           $    861         1,290       1,530
                                                                                  =======       =======     =======

See accompanying notes to consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION

                   Notes to Consolidated Financial Statements
                              ($000'S in Thousands)

1.  Organization and Summary of Significant Accounting Policies:

    The following describes the Company and the significant accounting policies followed in the preparation of these financial statements.

        Organization and principles of consolidation

        Western Ohio Financial Corporation (the "Company") is a holding company formed in 1994 in conjunction with the conversion of Springfield Federal Savings and Loan Association from a mutual savings association to a stock savings bank on July 29, 1994. The Company's financial statements include the accounts of its wholly-owned subsidiaries, Springfield Federal Savings Bank, and its subsidiary West Central Financial Services, Inc., Mayflower Federal Savings Bank and Seven Hills Savings Association (collectively referred to as "Banks").

        Springfield Federal Savings Bank (formerly Springfield Federal Savings and Loan Association) was organized in 1884. Mayflower Federal Savings Bank and Seven Hills Savings Association were acquired on March 29, 1996 and November 12, 1996, respectively. Operating results reflect only transactions since acquisition dates. All significant intercompany transactions have been eliminated.

        Each institution is a member of the Federal Home Loan Bank system (FHLB) and subject to regulation by the Office of Thrift Supervision (OTS), an Office of the U.S. Department of Treasury. As members of the FHLB system, each institution maintains a required investment in capital stock of the Federal Home Loan Bank of Cincinnati.

        The Company conducts a general banking business in west central and southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Company can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

        Savings accounts are insured by Savings Association Insurance Fund
        (SAIF), a division of the Federal Deposit Insurance Corporation (FDIC), within certain limitations. Quarterly premiums are required by SAIF for the insurance of such savings accounts.

        Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such estimates may change in the future. Areas involving the use of management's estimates and assumptions include, but are not limited to, the allowance for loan losses, the realization of deferred tax assets, the determination and carrying value of impaired loans, the carrying value of other real estate owned, recognition and measurement of loss contingencies, and depreciation of premises and equipment.

        Cash and cash equivalents

        For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash and amounts due from depository institutions and federal funds.

        Investments and mortgage-backed securities

        The Company may classify its investment and mortgage-backed securities into held-to-maturity, available-for-sale or trading categories. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity, and are reported at cost. Available-for-sale securities are those which the Company could sell for liquidity, cash management, or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains or losses included as a separate component of equity, net of tax. Trading securities are those purchased principally to sell in the near term and are carried at fair value, with unrealized holding gains and losses reflected in earnings. All investment and mortgage-backed securities are classified as available-for-sale as of December 31, 1996.

        Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

        In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. This statement addresses the accounting and reporting for securities based on management's intent and ability to hold such securities to maturity. Securities classified as "available-for-sale," as defined, are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. The Company adopted the statement as of January 1, 1994. The effect of adopting this pronouncement is shown on the statement of changes in stockholders' equity, and had no impact on net income.

        In November, 1995, FASB issued a special report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities, which provided technical interpretations and guidance relating to the adoption of SFAS No. 115. The guide allows an enterprise to reassess the appropriateness of the classifications of all securities held at that time and to account for any resulting reclassification at fair value in accordance with SFAS No. 115. One-time reassessments were able to be made no later than December 31, 1995. Accordingly, management reclassified $31,328 (market value $32,070) of mortgage-backed securities from "held to maturity" to "available for sale" at December 31, 1995 to reflect its intention regarding those investments.

        In October, 1994, FASB issued SFAS No. 119, Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments. This Statement requires disclosures about the amounts, nature and terms of derivative financial instruments that are not subject to SFAS No. 105, Disclosures of Information about Financial Statements and Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk, because they do not result in off-balance sheet risk of accounting loss. It requires that a distinction be made between financial instruments held or issued for trading purposes (including dealing and other trading activities measured at fair market value with gains and losses recognized in earnings) and financial instruments held or issued for purposes other than trading. SFAS No. 119 was effective beginning in 1995. The adoption of this pronouncement had no effect on the financial statements.

        Loans receivable

        Loans receivable are stated at unpaid principal balances less the allowance for loan losses, adjusted for deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

        Discounts on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

        The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb potential losses inherent in the loan portfolio. The amount of allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans generally are determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

        Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

        In May 1993, FASB issued SFAS No. 114, Accounting by Creditors for Impairment of a Loan. This standard amends SFAS No. 5 to clarify that a creditor should evaluate the collectibility of both contractual interest and contractual principal on all loans when assessing the need for a loss accrual. In October, 1994, FASB issued SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure, which amends Statement No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans. The statements were effective beginning in 1995.

        For impairment recognized in accordance with SFAS No. 114, as amended, the entire change in present value of expected cash flows is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. Interest on impaired loans is reported on the cash basis. Impaired loans are loans that are considered to be permanently impaired in relation to principal or interest based on the original contract. Impaired loans would be charged off in the same manner as all loans subject to charge off. For the year ended December 31, 1996, the Company had no loans that were impaired as described in the pronouncement and therefore no interest income was recognized or received on impaired loans.

        Loan origination fees, commitment fees, and related costs

        Loan fees are accounted for in accordance with SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for prepayments. Commitment fees and costs relating to commitments, the likelihood of exercise of which is remote, are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield.

        Real estate acquired in settlement of loans

        Real estate acquired in settlement of loans results when property collateralizing a loan is foreclosed upon or otherwise acquired by the Company in satisfaction of the loan. Real estate acquired in settlement of loans is recorded at the lower of the recorded investment in the loan satisfied or the fair value of the assets received at the time of acquisition. The fair value of the assets received is based upon a current appraisal adjusted for estimated carrying and selling costs. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value.

        Premises and equipment

        Land is carried at cost. Company premises, furniture, and equipment are carried at cost less accumulated depreciation and amortization computed principally by the straight-line and accelerated methods over the estimated useful lives of the assets.

        Acquisition goodwill

        Core deposit goodwill arising from acquisition of subsidiaries is being amortized over ten years under the sum-of-the-years method. Other goodwill arising from acquisitions is being amortized over twenty years using the straight-line method.

        Income taxes

        Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

        Employee Stock Ownership Plan

        Shares committed to be allocated to the Employee Stock Ownership Plan
        (ESOP) are charged to expense at the average market price for the year. The excess of average market value over cost of shares is added to additional paid-in capital.

        Dividends are paid only on shares allocated to beneficiary's accounts.

        Management Recognition Plan

        The cost, measured by the market value of shares at the date of the award, of 69,846 shares awarded to Directors and employees under the Management Recognition Plan is being amortized to expense over the vesting periods of the awards on the straight-line method.

        Mortgage servicing rights

        Mortgage servicing rights are accounted for under SFAS No. 122, Accounting for Mortgage Servicing Rights. This statement requires that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. A mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained allocates the total cost of mortgage loans to the mortgage servicing rights and the loans based on their relative fair value. SFAS No. 122 was effective for fiscal years beginning after December 31, 1995.

        Concentration of credit risk

        The Company grants residential real estate, consumer and commercial loans to customers located in Clark, Hamilton and contiguous counties in Ohio and Kentucky. 82.1% of loans are secured by one-to-four family residences.

        Earnings per share

        Earnings per share has been computed on the basis of the weighted average number of common shares outstanding. The weighted number of common shares outstanding includes shares awarded under the Management Recognition Plan, and shares allocated and committed to be allocated under the Employee Stock Ownership Plan. The Company completed its conversion from a mutual savings association to a stock savings bank on July 29, 1994; accordingly, the earnings per share for the year ended December 31, 1994, reflect only operations from the date of the conversion.

        Reclassifications

        Certain amounts appearing in the 1995 and 1994 consolidated financial statements and notes to consolidated financial statements have been reclassified to conform to the 1996 presentation.

2.  Securities:

    Securities available for sale

    The Company had investment securities available for sale carried at market value, at December 31, 1996 and 1995, as follows:

                                                                         Gross         Gross      Estimated
                                                        Amortized     Unrealized     Unrealized     Fair
                                                           Cost          Gains         Losses       Value
                                                        ---------     ----------     ----------   ----------
    December 31, 1996:
      Obligations of U.S. government agencies           $  36,092          4          (455)         35,641
      FHLMC Stock                                               3         85             -              88
                                                        ---------       ----        ------        --------
                                                        $  36,095         89          (455)         35,729
                                                        =========       ====        ======        ========
    December 31, 1995:
      Obligations of U.S. government agencies           $  12,000         39             -          12,039
                                                        =========       ====        ======        ========

    The amortized cost and estimated market values of obligations of U.S. government agencies available for sale at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the U. S. government agencies may call the obligations with or without call or prepayment penalties in 1997.

                                                                      Estimated
                                                         Amortized      Fair
                                                            Cost        Value
                                                         ---------    ---------
        Due in one year or less                           $  1,299      1,299
        Due after one year through five years                4,393      4,378
        Due after five years through ten years              30,000     29,566
        Due after ten years                                    400        398
                                                          --------    -------

                                                          $ 36,092     35,641
                                                          ========     ======

    At December 31, 1996, the Company recorded an unrealized loss of $366, net of $123 in deferred taxes, to decrease investment securities available for sale to market value. The net unrealized loss of $243 is included as a component of stockholders' equity.

    Proceeds and resulting gains realized from sales of investment securities available for sale during the year ended December 31, 1996, were as follows:

                     Gross        Gross       Gross       Net Realized
                   Proceeds       Gains       Losses          Gain
                   --------       -----       ------      ------------
                     $ 51           26           -             26
                     ====           ==           =             ==

3.  Mortgage-Backed Securities:

    Mortgage-backed securities available for sale

    The Company had mortgage-backed securities available for sale carried at market value, at December 31, 1996 and 1995, as follows:

                                                                       Gross            Gross         Estimated
                                                       Amortized     Unrealized       Unrealized        Fair
                                                         Cost          Gains            Losses          Value
                                                       ---------     ----------       ----------      ---------
    December 31, 1996:
      Collateralized mortgage obligations             $      489             -               (8)            481
      Mortgage pass-through certificates                  25,714            316            (215)         25,815
      Real estate mortgage investment conduits            10,639             -              (92)         10,547
                                                         -------          -----          ------          ------

                                                       $  36,842            316            (315)         36,843
                                                          ======            ===            ====          ======

    December 31, 1995:
      Mortgage pass-through certificates               $  29,046            655               -          29,701
      Real estate mortgage investment conduits            15,754            412              148         16,018
                                                          ------         ------          -------         ------

                                                       $  44,800          1,067              148         45,719
                                                          ======          =====          =======         ======

    The amortized cost and estimated market values of mortgage-backed securities available for sale at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from final maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                     Estimated
                                                    Amortized          Fair
                                                      Cost             Value
                                                    ---------        ---------
        Due in one year or less                     $    379             365
        Due after one year through five years              -               -
        Due after five years through ten years           285             291
        Due after ten years                           36,178          36,187
                                                    --------         -------
                                                    $ 36,842          36,843
                                                    ========          ======

    At December 31, 1996, the Company recorded an unrealized gain of $1, net of deferred taxes, to increase mortgage-backed securities available for sale to market value. The net unrealized gain is included as a component of stockholders' equity.

    Proceeds and resulting gains realized from the sale of mortgage-backed securities available for sale during the year ended December 31, 1996, were as follows:

                            Gross         Gross       Gross       Net Realized
                           Proceeds       Gains       Losses          Gain
                           --------       -----       ------      ------------
                           $ 21,770        208           -            208
                           ========        ===          ==            ===

    Mortgage-backed securities at amortized cost

    As a result of the transfer, during 1995, of mortgage-backed securities from "held to maturity" to "available for sale", the Company had no mortgage-backed securities at amortized cost at December 31, 1996.

4.  Loans Receivable:

    Loans receivable at December 31 are summarized as follows:

                                                                               1996           1995
                                                                               ----           ----
        Principal balances of first mortgage loans secured by:
           One-to-four family residences                                    $ 242,185       131,262
           Other properties                                                    33,007        15,034
           Construction loans                                                  10,965         5,405
                                                                            ---------       -------
                                                                              286,157       151,701
                                                                            ---------       -------
        Adjustments for:
           Undisbursed portion of construction loans                           (5,651)       (2,768)
           Net deferred loan fees, premiums and discounts                         (45)         (538)
           Allowance for loan losses                                           (1,716)         (774)
                                                                            ---------       -------
                                                                               (7,412)       (4,080)
                                                                            ---------       -------
               Total first mortgage loans                                     278,745       147,621
                                                                            ---------       -------
        Principal balances of consumer and other loans:
           Consumer                                                             3,668           800
           Commercial                                                           2,244         1,056
           Loans on savings deposits                                              384           363
           Home improvement loans                                                  31             -
           Home equity                                                          2,603           474
           Other                                                                   21           162
                                                                            ---------       -------
                                                                                8,951         2,855
        Less:
           Unearned discounts                                                     (85)            -
                                                                            ---------       -------
               Total consumer and other loans                                   8,866         2,855
                                                                            ---------       -------
                                                                            $ 287,611       150,476
                                                                            =========       =======

    Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                                   1996      1995       1994
                                                   ----      ----       ----
        Balance at beginning of year             $  774       774       774
        Beginning balance acquisitions              577         -         -
        Provision charged to income                 399         6         -
        Charge-offs, net of recoveries              (34)       (6)        -
                                                 ------       ---       ---
        Balance at end of year                   $1,716       774       774
                                                 ======       ===       ===

    Certain directors, officers, and associates of such persons have loans with the Company. Such loans, which were made in the ordinary course of business, aggregated $1,445 and $350 at December 31, 1996 and 1995, respectively. Activity with respect to such aggregate loans for the two years ended December 31, 1996, consists of the following:

        Balance, December 31, 1994                           $  439
           New loans                                             57
           Repayments                                          (146)
                                                             ------
        Balance, December 31, 1995                              350
           1996 acquisitions                                    338
           New loans                                            949
           Repayments                                          (192)
                                                             ------
        Balance, December 31, 1996                           $1,445
                                                             ======

5.  Accrued Interest Receivable:

    Accrued interest receivable at December 31 is summarized as follows:

                                                        1996             1995
                                                        ----             ----
        Investment securities                        $   728              235
        Mortgage-backed securities                       227              370
        Loans receivable                               1,215               86
                                                     -------             ----
                                                     $ 2,170              691
                                                     =======             ====
6.  Premises and Equipment:

    Premises and equipment at December 31 are summarized as follows:

                                                        1996             1995
                                                        ----             ----

        Land                                         $ 1,159              815
        Buildings and improvements                     3,789            2,550
        Furniture, fixtures and equipment              1,813            1,095
                                                     -------            -----
                                                       6,761            4,460
        Accumulated depreciation                      (2,807)          (1,918)
                                                     -------           ------
                                                     $ 3,954            2,542
                                                     =======           ======
7.  Joint Venture

    The Company is a 50% stockholder, with another local financial institution, in the Springfield-Home Community Reinvestment Corporation (the "Corporation"). The purpose of the Corporation is to underwrite higher risk loans than either stockholder is able to underwrite individually.

    As of December 31, 1996, the Company had invested $20 in the Corporation and is accounting for the investment under the equity method. Any additional funding of the Corporation will be based on the relative total assets of the stockholders. The Corporation had a $4 loss for the year ended December 31, 1996 and a $1 net profit for the year ended December 31, 1995.

8.  Acquisition of Subsidiaries:

    On March 29, 1996, the Company completed its acquisition of Mayflower Federal Savings Bank, and on November 12, 1996, the Company completed its acquisition of Seven Hills Savings Association. Both banks are located in Cincinnati, Ohio and operate in southwestern Ohio and northern Kentucky. The acquisitions have been treated for accounting purposes as purchases.

    Details of the acquisition costs are as follows:

                                                                      Mayflower      Seven Hills
                                                                      ---------      -----------
        Purchase price and related expenses                            $10,149         10,652
                                                                       =======         ======
        Amount assigned to specific assets and liabilities             $ 6,755          9,794
        Amount assigned to goodwill:
           Core deposits                                                   945            858
           Other                                                         2,449              -
                                                                       -------         ------
                                                                       $10,149         10,652
                                                                       =======         ======

    The goodwill assigned to core deposit goodwill is being amortized over ten years by the sum-of-the-years method; other goodwill is being amortized over twenty years by the straight-line method.

    Goodwill amortization expense for 1996 totalled $246.

    The approximate scheduled amortization of goodwill is as follows:

           1997                                     $  427
           1998                                        395
           1999                                        362
           2000                                        330
           2001                                        298
           2002 and years thereafter                 2,194
                                                    ------
                                                    $4,006
                                                    ======

    Results of operations of the subsidiaries are included in the statement of income of the Company since the dates of acquisition. Pro forma (unaudited) results of operations of the Company as if the acquisition had taken place at January 1, 1995 are shown in the following schedule:

                                                                    1996                          1995
                                                         -------------------------     --------------------------
                                                                        Pro Forma                      Pro Forma
                                                         As Reported   (Unaudited)     As Reported    (Unaudited)
                                                         -----------   -----------     -----------   ------------
        Interest income                                   $  24,160       27,830          14,809         21,383
        Interest expense                                     13,783       16,370           7,034         11,701
                                                          ---------       ------          ------         ------
           Net interest income                               10,377       11,460           7,775          9,682
        Provision for loan losses                               399          565               6             26
                                                          ---------       ------          ------         ------
           Net interest income after provision
               for loan losses                            $   9,978       10,895           7,769          9,656
                                                          =========       ======          ======         ======
        Net income                                        $   1,062          380           2,893          2,203
                                                          =========       ======          ======         ======
        Earnings per share                                $    0.47         0.17            1.18           0.90
                                                          =========       ======          ======         ======

9.  Deposits:

    Deposits at December 31 are summarized as follows:

                                              Weighted Average Rate          1996                    1995
                                                  At December 31,     -------------------     -------------------
                                                      1996             Amount     Percent      Amount     Percent
                                              ---------------------   --------    -------     --------    -------
    Demand and NOW accounts                           0.93%          $ 10,074       5.11        4,269       3.0
    Money market accounts                             4.70%            19,664       8.36        7,046       5.1
    Passbook savings accounts                         2.67%            27,981      11.90       24,437      17.6
                                                                       ------     ------      -------     -----
                                                                       57,719      25.37       35,752      25.7
                                                                       ------     ------      -------     -----
    Certificates of deposit:
        0-11 months                                   4.88%            18,076       7.69       17,552      12.6
        12-17 months                                  5.69%            41,019      17.44       17,673      12.7
        18-23 months                                  5.36%            17,162       7.30       14,794      10.6
        24-35 months                                  6.52%            56,268      23.93       21,068      15.2
        36-47 months                                  6.24%            28,299      12.03       24,740      17.8
        48-59 months                                  5.92%             6,210       2.64        6,775       4.8
        60 months and greater                         6.55%             8,450       3.59          775        .6
                                                                      -------     ------     --------    ------
                                                                      175,484      74.63      103,377      74.3
                                                                      -------     ------      -------     -----
                                                                   $  233,203     100.00      139,129     100.0
                                                                      =======     ======      =======     =====

    At December 31, 1996, scheduled maturities of certificates of deposit are as follows:

    Within 1 year                                $ 113,856
    1 to 3 years                                    58,446
    3 to 5 years                                     2,499
    Over 5 years                                       683
                                                 ---------
                                                 $ 175,484
                                                 =========

    Certificates of deposit with balances of one hundred thousand dollars or more totaled $16,164 and $11,424 at December 31, 1996 and 1995, respectively.

    Interest expense on deposits for the years ended December 31 is summarized as follows:

                                          1996         1995       1994
                                          ----         ----       ----

    Money market accounts                $  361         202         365
    Passbook savings accounts               653         687       1,111
    Demand and NOW accounts                  63          75          74
    Certificates of deposit               8,183       5,277       3,470
                                         ------       -----       -----
                                         $9,260       6,241       5,020
                                         ======       =====       =====

10. Fair Values of Financial Instruments

    SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments:

    Cash and equivalents

    The carrying amounts reported in the balance sheet for cash and equivalents approximate those assets' fair values.

    Investment and mortgage-backed securities

    For investment securities (debt instruments) and mortgage-backed securities, fair values are based on quoted market prices where available. If a quoted market price is not available, fair value is estimated using quoted market prices of comparable instruments.

    Loans receivable

    The fair value of the loan portfolio is estimated by evaluating homogeneous categories of loans with similar financial characteristics. Loans are segregated by types, such as residential mortgage, commercial real estate, and consumer. Each loan category is further segmented into fixed and adjustable rate interest, terms, and performing and nonperforming categories.

    The fair value of performing loans, except residential mortgage loans, is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources. The fair value for significant nonperforming loans is based on recent internal or external appraisals. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined by using available market information.

    Accrued interest receivable and Federal Home Loan Bank Stock

    The carrying amounts of these items are a reasonable estimate of their fair values.

    Deposit liabilities

    The fair values of passbook accounts, NOW accounts, money market savings and demand deposit accounts approximate their carrying values. The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered in the Company's market for deposits of similar remaining maturities.

    Advances from FHLB

    The fair value of variable rate borrowings, which reprice frequently, are based on carrying values. For fixed-rate borrowings, fair values were estimated using discounted cash flow analyses, based on current incremental borrowing rates for similar types of borrowing arrangements.

    Commitments to originate loans and extend credit

    The fair value of commitments to originate loans approximates the contractual amount due to the comparability of current levels of interest rates and the committed rates. The fair value of commitments to extend credit is not material.

    The estimated fair values of the Company's instruments at December 31 are as follows:

                                                                           1996                       1995
                                                                   ----------------------      --------------------
                                                                     Carrying       Fair        Carrying      Fair
                                                                      Amount        Value        Amount       Value
                                                                   -----------      -----      ----------     -----
        Financial assets:
           Cash and interest bearing deposits                        $ 15,611      15,611        17,605      17,605
           Investment and mortgage-backed securities                   72,572      72,572        57,758      57,758
           Loans receivable                                           287,611     287,827       150,476     151,549
           Accrued interest receivable                                  2,170       2,170           691         691
           Investment in FHLB stock                                     5,862       5,862         1,602       1,602
        Financial liabilities:
           Deposits                                                   233,203     234,629       139,129     140,227
           Advances from FHLB                                         102,602     102,332        31,528      31,590
        Unrecognized financial instruments:
           Commitments to originate loans                               5,357       5,357           671         671

    While these estimates of fair value are based on management's judgment of appropriate factors, there is no assurance that, were the Company to have disposed of such items at December 31, 1996 and 1995, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1996 and 1995 should not necessarily be considered to apply at subsequent dates.

    In addition, other assets, such as property and equipment, and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earning power of core deposit accounts, the trained work force, customer goodwill and similar items.

11. Employee Benefit Plans:

    Pension plan:

    On October 19, 1995, the Board of Directors authorized the termination of the defined benefit pension plan and the implementation of a 401(k) profit sharing plan for all eligible employees. The benefits under the plan were frozen at the benefit amount accrued as of December 31, 1995. Benefit liabilities were satisfied by distributions permitted by the plan.

    The following table sets forth the Plan's funded status and amounts recognized in the Company's statements of financial condition at the measurement date of October 1 and the termination date:

                                                            December 31           October 1
                                                            -----------      -----------------
                                                               1995          1995         1994
                                                               ----          ----         ----
        Actuarial present value of benefit obligations:
          Accumulated benefit obligation:
              Vested                                          $  926          901          643
              Non-vested                                           -            7            5
                                                              ------         ----          ---
                                                              $  926          908          648
                                                              ======         ====          ===

                                                                             December 31            October 1
                                                                             -----------        -----------------
                                                                                 1995           1995       1994
                                                                                 ----           ----       ----
        Projected benefit obligation for services rendered to date             $  926          1,530       1,341
        Plan assets at fair value; primarily cash, certificates of
           deposit, cash value of life insurance and mortgages                  1,210          1,202         999
                                                                               ------          -----       -----
        Projected benefit obligation (over) under of plan assets                  284           (328)       (342)
        Termination expense                                                      (212)             -           -
        Unrecognized net loss from past experience different
           from that assumed and effects of changes in assumptions               (103)          (103)       (170)
        Prior service cost not yet recognized in periodic pension cost            186            322         335
        Unrecognized net transition asset being amortized over 28.5 years        (155)          (155)       (161)
                                                                               ------          -----       -----
        Accrued pension cost at end of period                                  $    -           (264)       (338)
                                                                               ======          =====       =====

        The components of net pension expense for the periods ended are as follows:

                                                         Three months ended      Years Ended
                                                             December 31         September 30
                                                         ------------------     ---------------
                                                               1995             1995       1994
                                                               ----             ----       ----
        Service cost benefits earned during the year          $  35             100         87
        Interest cost on projected benefit obligation            28             103         92
        Actual return on assets                                 (22)            (50)       (50)
        Net amortization and deferral                          (209)            (24)       (20)
        Curtailment gain                                        644               -          -
                                                              -----             ---        ---
                                                              $ 476             129        109
                                                              =====             ===        ===
        Assumptions used to develop the net periodic
         pension cost were:
           Discount rate                                        7.5%            7.5%       7.5%
           Expected long-term rate of return on assets          7.5%            7.5%       7.5%
           Rate of increase in compensation levels              5.5%            5.5%       5.5%

    Postretirement healthcare plan

    The Company provided a postretirement healthcare plan for retirees. The Plan provided for the payment of an equivalent employer portion of medical insurance premiums for retirees and dependents at age 62 and a supplemental equivalent employer portion of medical insurance premiums for a Medicare supplement at age 65.

    The Plan was an unfunded plan and did not contain any limitations on the commitment to increase monetary benefits.

    In December 1990, the FASB issued SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, which requires accrual, during the years the employee renders the necessary service, of the expected cost of providing the above-mentioned healthcare benefits to an employee and the employee's beneficiaries and covered dependents. The Company adopted SFAS No. 106 in 1993.

    During 1995, the Board of Directors terminated the plan and beneficiaries received a cash payment for their vested benefits as of the termination date.

    The changes in the accrued postretirement healthcare benefit cost and accumulated postretirement benefit obligation during 1995 is summarized as follows:

                                                                   Accumulated
                                                Accumulated       Postretirement
                                               Postretirement      Healthcare
                                                 Healthcare         Benefit/
                                                Benefit Cost       Obligation
                                               --------------     --------------
        Beginning of year                         $(277)              (277)
                                                  -----               ----
        Recognition of components of
         net periodic post-retirement
         healthcare benefit cost:
               Service cost                         (14)               (14)
               Interest cost                        (18)               (18)
                                                    ---               ----
                                                    (32)               (32)
        Experience gains                             33                 33
        Settlement increase                         171                171
        Benefit payments                            105                105
                                                  -----               ----

        Net change                                  277                277
                                                  -----               ----
        End of year                               $   -                  -
                                                  =====               ====

    A weighted average assumed discount rate of 7.5% was used to measure the accumulated postretirement benefit obligation.

    Employee stock ownership plan

    Concurrent with the conversion from a mutual savings and loan association to a stock savings bank, the Company issued 148,781 shares to the Employee Stock Ownership Plan. Management intends to allocate these shares to eligible employees' accounts over ten years starting in 1994. The plan covers all salaried employees who meet age and service requirements.

    Expense for shares committed to be allocated during 1996, 1995 and 1994 was $324, $301 and $119, respectively. The status of ESOP shares at December 31, 1996 is as follows:

                                                            Shares
                                                            ------
           Allocated (including shares withdrawn)           22,317
           Committed to be allocated                        14,878
           Unearned                                        111,586
                                                           -------
               Total                                       148,781
                                                           =======

    The market value of unearned shares at December 31, 1996 was $2,427.

    401(k) profit sharing plan

    The 401(k) profit sharing plan became effective on January 1, 1996. Participants may elect to contribute up to 15% of compensation each year, subject to dollar limits. The Company will match 50% of the amount contributed up to 6% of compensation. $16 was expensed under the plan in 1996.

    Non-qualified deferred compensation plan

    On October 19, 1995, the Board of Trustees voted to establish a non-qualified deferred compensation plan for all employees who meet certain service requirements. Eligible employees may contribute up to 15% of compensation. The company will match 50% of the amount contributed (up to 6% of compensation deferred) for participants with up to ten years of service or 62.5% of the amount contributed (up to 8% of compensation deferred) for participants with ten or more years of service. The Deferred Compensation Plan became effective January 1, 1996.

    Stock option and incentive plan

    On January 31, 1995, the shareholders approved the 1995 Stock Option and Incentive Plan. Under the provisions of the Plan, 264,500 shares have been allocated for non-qualified and incentive stock options to be granted to directors and selected employees. Grantees are awarded 10-year options to acquire shares at the market price on the date the option is granted in five equal annual installments commencing one year after the date of the grant.

    Set forth below is activity under the plan.

                                                   1995                                   12/31/96
                                                 Options     Options       Options         Options            Option Price
             Date of Grant                       Granted    Exercised     Forfeited      Outstanding            Per Share
             -------------                       -------    ---------     ---------      -----------          ------------
        January 31, 1995                         197,599      3,000         6,000          188,599             $  17.50
        April 19, 1995                            27,672          -             -           27,672                18.50
        May 22, 1995                               5,000          -             -            5,000                19.75
        July 19, 1995                              5,000          -             -            5,000                20.50
        August 17, 1995                            1,000          -             -            1,000                21.25
                                                 -------      -----         -----          -------             -------------
        Total grants outstanding                 236,271      3,000         6,000          227,271             $ 17.50-21.25
                                                 =======      =====         =====          =======             =============
        Exercisable in 1997                       45,751                                                       $ 17.50-21.25
                                                 =======                                                       =============
        Shares available for future
        grants at December 31, 1996               34,229
                                                 =======

    The Company applies Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its option plans. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statements 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                   1996       1995
                                                   ----       ----
           Net income:
               As reported                        $1,062      2,893
               Additional compensation cost           88         88
               Pro forma                             974      2,805

           Earnings per share:
               As reported                        $ 0.47       1.18
               Pro forma                            0.43       1.14

    The estimated fair value of options granted was calculated by the Black-Scholes method. Assumptions used in the calculations are as follows:

           Risk-free interest rate  U.S. Treasury Strips rate on dates of grants which ranged from 6.26% to 7.24%

           Expected life            Life of the options which is ten years

           Expected volatility      0.17% based on the 30-month history of
                                    prices since conversion

           Expected dividends       $1 per share

    Management recognition plan

    On January 31, 1995, the shareholders approved the Management Recognition Plan. Under the provisions of the Plan, 105,800 shares have been allocated for awards to directors and selected officers of the company. At December 31, 1996, 69,846 shares have been awarded under the plan at a total cost of $1,231. The cost of awards, measured by the market value of the shares awarded at the dates of the grants, is being amortized over the sixty-month vesting periods from the dates of the grants. $247 and $220 was amortized to expense in 1996 and 1995, respectively. Grantees have all the benefits of shareholders, including the right to receive dividends, except for certain restrictions on the transferability of the shares.

    Deferred compensation plan

    During 1996, the Bank adopted a non-qualified compensation plan for two officers. Under the plan, those covered agreed to defer a portion of their current compensation in exchange for future payments. The liability for the future payments is secured by single-premium life insurance policies on each of the individuals covered. The premium on the policies totaling $365 is included in other assets on the accompanying statement of financial position.

12. Advances From the Federal Home Loan Bank:

    Advances from the Federal Home Loan Bank consist of the following:

                                                                 Current
                                                             Weighted Average
                                                              Interest Rate               1996             1995
                                                          ---------------------           ----             ----
        Fixed rate advances, with monthly interest
          payments, principal due in:

                  1996                                            5.95%               $      -            10,000
                  1997                                            5.90%                 37,254                 -
                  1998                                            6.30%                 25,500             7,000
                  1999                                            5.50%                 20,000                 -
                  2001                                            8.35%                    340               340
                                                                                      --------            ------
                                                                                        83,094            17,340
                                                                                      --------            ------
        Variable rate advances, with monthly interest
          payments, principal due in:

                  1997                                            5.85%                 11,007            10,641
                  1998                                            6.80%                  4,000                 -
                  2000                                            6.10%                  1,000                 -
                                                                                      --------            ------
                                                                                        16,007            10,641
                                                                                      --------            ------
        Fixed rate advances, with monthly principal
          and interest payments, final principal due in:

                  2003                                            5.89%                    428               434
                  2004                                            7.01%                  2,761             2,798
                  2005                                            7.16%                    312               315
                                                                                      --------            ------
                                                                                         3,501             3,547
                                                                                      --------            ------
                                                                                      $102,602            31,528
                                                                                      ========            ======

    Principal payments due in the five years from December 31, 1996 are detailed as follows:

                  1997                               $  48,305
                  1998                                  29,548
                  1999                                  20,051
                  2000                                   1,056
                  2001                                     398
                  Thereafter                             3,244
                                                      --------
                                                     $ 102,602

    Pursuant to a collateral agreement with the Federal Home Loan Bank (FHLB), advances are secured by all stock owned in the FHLB and qualifying first mortgage loans totaling 150% of the advanced balance.

    Interest expense on borrowed funds for the years ended December 31, 1996, 1995, and 1994 was $4,523, $793 and $158, respectively.

13. Income Taxes:

    Income tax expense for the years ended December 31 is summarized as follows:

                                         1996         1995       1994
                                         ----         ----       ----

           Current                      $ 686        1,378       1,350
           Deferred                        21          129          16
                                        -----        -----       -----
                                        $ 707        1,507       1,366
                                        =====        =====       =====

    Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to income before income taxes and cumulative effects of changes in accounting principles as a result of the following:

                                                               1996     1995     1994
                                                               ----     ----     ----

           Expected income tax expense at federal tax rate    $ 601    1,496     1,355
           Dividend exclusion                                    (1)      (2)       (7)
           Amortization of intangible assets                     81       -         -
           Miscellaneous                                         26       13        18
                                                              -----    -----     -----
                                                              $ 707    1,507     1,366
                                                              =====    =====     =====

    Temporary differences that gave rise to deferred income tax assets and liabilities at December 31, 1996 and 1995, were as follows:

                                                                     1996                          1995
                                                           ------------------------      --------------------------
                                                           Deferred       Deferred       Deferred         Deferred
                                                              Tax            Tax            Tax              Tax
                                                             Assets       Liability        Assets         Liability
                                                           --------       ---------      --------         ---------
        FHLB stock dividends not taxable                     $   -           453              -              220

        Basis adjustments for investments
           and mortgage-backed securities
           available for sale                                  136             -              -              325

        Basis difference for intangible assets                   2           105              -                -

        Amortization of discounts on loans
           acquired in reciprocal loan sale                      -            16              -                -

        Loan loss reserve not currently
           deductible                                          416             -            209                -

        Adjustment for former use of cash basis
           accounting method for income tax
           reporting                                             -           100              -                -

                                                                     1996                          1995
                                                           ------------------------      --------------------------
                                                           Deferred       Deferred       Deferred         Deferred
                                                              Tax            Tax            Tax              Tax
                                                             Assets       Liability        Assets         Liability
                                                           --------       ---------      --------         ---------
        Deferred loan fees previously included
           in taxable income                                     3             -              -                -

        Depreciation differences for income tax
           reporting                                             -            19              -                -

        Director deferred compensation and
           management recognition plan
           expense not currently deductible                    131             -             75                -
                                                               ---          ----            ---              ---
                                                             $ 688           693            284              545
                                                             =====          ====           ====              ===

    Legislation repealing the percentage of earnings bad debt reserve provisions of the Internal Revenue Code previously applicable to qualifying thrift institutions was enacted into law on August 20, 1996. The legislation, which is part of The Small Business Job Protection Act of 1996 (the Jobs Act), requires all thrift institutions to pay tax on or recapture excess bad debt reserves accumulated since 1988. The legislation substantially equalizes the taxation of banks and thrift institutions, but it protects thrifts from taxes on bad debt reserves established prior to 1988. The new law eliminates the percentage of taxable income method for deducting bad debt reserves for all thrifts for tax years beginning after December 31, 1995. All thrifts are required to recapture or pay tax on all or a portion of their bad debt reserves added since the base year (i.e., the last taxable year beginning before January 1, 1988). The amount of reserves to be recaptured will depend upon whether or not an institution is a "large institution" (i.e., assets exceed $500 million) under the bad debt rules for commercial banks. Large institutions will have to switch to the specific charge-off method. Institutions with assets of $500 million or less, such as the Company, will be permitted to use the experience method to compute their bad debt deduction. The amount to be paid by the Company is not material.

    An institution is required to recapture the excess of its bad debt reserves over the balance of the bad debt reserves outstanding at the end of the base year ratably over a six year period beginning with the first taxable year after December 31, 1995. Institutions can postpone the payment of these taxes for two years if they meet a residential loan requirement during tax years beginning before January 1, 1998. Generally, to meet the residential loan requirement, an institution's mortgage lending activity must equal or exceed its average mortgage lending activity for the six taxable years preceding 1996, adjusted for inflation.

    Retained earnings at December 31, 1996 and 1995, include approximately $6,209, for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,111 at December 31, 1996 and 1995.

14. Stockholders' Equity:

    At the time of the conversion, July 29, 1994, the Company established a liquidation account in an amount of $21,664, which is equal to the Company's regulatory capital at December 31, 1993. The liquidation account will be maintained for the benefit of eligible savings account holders who maintain their savings account in the Company after conversion.

    In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of savings accounts held before any liquidation distribution may be made with respect to capital stock. Except for the repurchase of stock and payment of dividends by the Company, the existence of the liquidation account will not restrict the use or application of such related earnings.

    The Company may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect thereof would cause the regulatory capital of the Company to be reduced below either the amount required for the liquidation account or the regulatory capital requirements imposed by the OTS.

    During 1996 and 1995, the Company reacquired 188,112 and 227,760 shares of its common stock, respectively. Management intends to use the reacquired shares to fund the Management Recognition Plan and Stock Option Plan.

15. Summarized Financial Information of the Parent Company:

    The following condensed financial statements of the financial condition of Western Ohio Financial Corporation as of December 31, 1996 and 1995 and the condensed statements of operations and cash flows for the years ended December 31, 1996 and 1995 should be read in conjunction with the consolidated financial statements and notes thereto.

                       Western Ohio Financial Corporation
                        Statements of Financial Condition

                                                                      1996            1995
                                                                      ----            ----
        Assets:
           Cash and cash equivalents                                $ 4,959          11,237
           Investments and mortgage-backed securities                     -           2,912
           Accrued interest receivable                                    -              25
           Investment in Springfield Federal Savings Bank            20,562          20,562
           Investment in Mayflower Federal Savings Bank              10,021               -
           Investment in Seven Hills Savings Association              9,647               -
           Deferred federal income taxes                                 75              49
           Prepaid expenses and other assets                             10              74
           Deferred acquisition costs                                     -             180
           Intercompany receivables                                     375             223
                                                                    -------         -------
               Total Assets                                         $45,649          35,262
                                                                    =======         =======

                                                                              1996            1995
                                                                              ----            ----
        Liabilities:
           Federal income taxes payable                                     $     64            145
           Accrued expenses and other liabilities                              1,028             20
                                                                            --------        -------
                                                                               1,092            165
                                                                            --------        -------
        Stockholders' equity:
           Common stock $.01 par value, 7,250,000 shares authorized
               and 2,645,000 shares issued                                        26             26
           Additional paid in capital                                         41,130         41,048
           Unrealized gain (loss) on available for sale securities
               (net of income taxes)                                               -             51
           Unallocated shares held by employee stock ownership plan           (1,785)        (2,023)
           Deferred MRP expense                                                 (764)        (1,010)
           Retained earnings                                                  13,529            455
                                                                            --------        -------
                                                                              52,136         38,547
           Treasury stock                                                     (7,579)        (3,450)
                                                                            --------        -------
                                                                              44,557         35,097
                                                                            --------        -------

               Total Liabilities and Stockholders' Equity                   $ 45,649         35,262
                                                                            ========        =======

                                               Statements of Income
                                                                              1996            1995
                                                                              ----            ----
        Interest income:
           Interest from loan to subsidiary for funding of employee
               stock ownership plan                                         $    143            160
           Other                                                                 357            997
                                                                            --------        -------
                                                                                 500          1,157
        Non-interest income                                                       78              -
        Dividends from subsidiaries                                           15,500              -
                                                                            --------        -------
                                                                              16,078          1,157
        Non-interest expenses                                                   (805)          (714)
                                                                            --------        -------

        Income before income taxes                                            15,273            443
        Provision for income taxes                                                76            151
                                                                            --------        -------
               Net Income                                                   $ 15,349            292
                                                                            ========        =======

                                             Statements of Cash Flows
                                                                              1996            1995
                                                                              ----            ----

        Cash flows from operating activities:
           Net income                                                       $ 15,349            292
           Adjustments to reconcile net income to net cash provided by operating activities:
                  Gain on sale of investments                                    (54)             -
                  Amortization                                                     -            (89)
                  ESOP and MRP expense not requiring cash                        566            522
           Change in:
               Other assets                                                       63              4
               Other liabilities                                                 927             84
                                                                            --------        -------
                  Net cash provided by operating activities                   16,851            813
                                                                            --------        -------

                                                                              1996            1995
                                                                              ----            ----
        Cash flows from investing activities:
           Investment in subsidiaries                                        (19,488)             -
           Proceeds from sale of investments                                   2,915              -
           Maturities and principal collected                                      -          6,623
           Deferred acquisition costs                                              -           (180)
           Intercompany advance                                                 (152)          (223)
                                                                            --------        -------
                  Net cash provided (used) by investing activities           (16,725)         6,220
                                                                            --------        -------

        Cash flows from financing activities:
           Dividends paid                                                     (2,275)        (2,440)
           Treasury shares acquired                                           (4,129)        (4,769)
                                                                            --------        -------
                  Net cash provided by financing activities                   (6,404)        (7,209)
                                                                            --------        -------

        Net decrease in cash and cash equivalents                             (6,278)          (176)
        Cash and cash equivalents:
           Beginning                                                          11,237         11,413
                                                                            --------        -------
           Ending                                                           $  4,959         11,237
                                                                            ========        =======
        Supplemental information:
           Income taxes paid                                                $      -             64
                                                                            =======         =======

16. Regulatory Capital Requirements:

    In connection with the insurance of its deposits by the Federal Deposit Insurance Corporation, the Banks are required to maintain certain minimum capital requirements. If the Banks fail to meet their minimum capital requirements in the future, the Office of Thrift Supervision may take such action as it deems appropriate to protect the deposit insurance fund, the Banks and their depositors and investors. Such action may include various regulatory actions to limit the Banks' operations.

    The following is a summary of the Banks' consolidated regulatory capital and ratios at December 31, 1996:

                                        Amount             %
                                        ------            ---
        Tangible capital:
           Banks'                      $ 45,720           11.8
           Requirement                    5,788            1.5
                                       --------           ----
           Excess                      $ 39,932           10.3
                                       ========           ====
        Core capital:
           Banks'                      $ 45,720           11.8
           Requirement                   11,578            3.0
                                       --------           ----
           Excess                      $ 34,142            8.8
                                       ========           ====
        Risk-based capital:
           Banks'                      $ 47,436           23.4
           Requirement                   16,239            8.0
                                       --------           ----
           Excess                      $ 31,197           15.4
                                       ========           ====

    A reconciliation of the Banks' consolidated capital in accordance with generally accepted accounting principles (GAAP) and regulatory capital is as follows at December 31, 1996:

               Stockholders' equity per financial statements         $ 54,048
                                                                     --------
               Parent company's equity not available
                 for regulatory purposes:
                  Equity of parent company                            (44,557)
                  Less investment in subsidiaries                      40,230
                                                                     --------
                                                                       (4,327)
                                                                     --------
               Equity of subsidiary holding companies                    (179)
                                                                     --------
               Equity of subsidiaries                                  49,542

               Unamortized mortgage servicing rights                      (58)
               Acquisition goodwill                                    (4,006)
               Unrealized loss on securities available for sale           242
                                                                     --------

               Total tangible and core capital                         45,720
               Allowance for loan losses as defined                     1,716
                                                                     --------
               Total risk based capital                              $ 47,436
                                                                     ========

17. Commitments and Contingencies:

    In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements. The principal commitments of the Company are as follows:

    Loan commitments and commitments to extend credit

    At December 31, 1996, the Company had outstanding firm commitments to originate loans and extend credit as follows:

                                                Fixed        Variable
                                                 Rate          Rate       Total
                                                -----        --------     -----
       First mortgage loans                      $ -           1,197      1,197
       Consumer and other loans                    -               -          -
       Commitments to extend credit:
          Home equity                              -           3,349      3,349
          Commercial                               -             811        811
                                                 ---           -----      -----
                                                 $ -           5,357      5,357
                                                 ===           =====      =====

    Fees received in connection with these commitments have not been recognized in income.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

    Deposit insurance fund recapitalization

    The United States Congress enacted legislation to recapitalize the Federal Deposit Insurance Corporation's Savings Association Insurance Fund (SAIF) through a one-time special assessment of $0.657 per $100 of deposits held by the Company on March 31, 1995. The Company paid an additional assessment of $1,064 that was charged to expense and reduced net income in 1996.

18. Selected Quarterly Financial Data (Unaudited):

    Selected quarterly financial data are presented below for the quarters ending December 31, 1996 and 1995. Year-end reclassifications have not been reflected.

                                                                                1996
                                                      -----------------------------------------------------------
                                                      March 31       June 30       September 30       December 31
                                                      --------       -------       ------------       -----------
           Total interest income                      $ 4,505          5,868          6,491              7,296
           Total interest expense                       2,392          3,462          3,746              4,183
                                                      -------          -----         ------             ------
           Net interest income                          2,113          2,406          2,745              3,113
           Provision for losses                            80             64            195                 60
                                                      -------          -----         ------             ------
           Net interest income after
               provision for losses                     2,033          2,342          2,550              3,053

           Total non-interest income                       23            131            310(1)              86
           Total non-interest expenses                 (1,576)        (1,937)        (3,098)(2)         (2,148)
                                                       ------         ------         ------             ------
           Income before income expense                   480            536           (238)               991

           Income tax expense (benefit)                   200            184            (71)               394
                                                       -------        ------         ------             ------
                  Net Income                           $  280            352           (167)               597
                                                       ======         ======         ======             ======
           Earnings per share                          $ 0.12           0.15          (0.07)              0.27
                                                       ======         ======         ======             ======
           Market range:
               High bid                                $   24             23-3/4         23                 21-3/4
               Low bid                                 $   21-1/4         22-1/4         19-1/2             19-1/2

-----------
(1) Third quarter earnings include $234 gain from sale of investments.
(2) Third quarter expenses include special SAIF assessment of $1.1 million.

                                                                                1996
                                                      -----------------------------------------------------------
                                                      March 31       June 30       September 30       December 31
                                                      --------       -------       ------------       -----------
           Total interest income                     $  3,423          3,424            3,747              4,215
           Total interest expense                      (1,414)        (1,584)          (1,847)            (2,189)
                                                     --------         ------           ------             ------

           Net interest income                          2,009          1,840            1,900              2,026
           Provision for losses                            -             (6)               -                  -
                                                     --------         ------           ------             ------

           Net interest income after
               provision for losses                     2,009          1,834            1,900              2,026

           Total non-interest income(1)(2)                298            313              327              1,042
           Total non-interest expenses                 (1,357)        (1,283)          (1,314)            (1,395)
                                                     --------         ------           ------             ------

           Income before income expense                   950            864              913              1,673

           Income tax expense                             309            280              297                621
                                                     --------         ------           ------             ------

                  Net Income                         $    641            584              616              1,052
                                                     ========         ======           ======             ======
           Earnings per share                        $   0.26           0.24             0.25               0.43
                                                     ========         ======           ======             ======

           Market range:
               High bid                                    19-1/4         20               22-1/4             24-3/4
               Low bid                                     14-3/4         18               19                 21-1/2

-----------
(1) 1995 quarterly earnings include gains from sales of interest-earning assets of $279, $294, $310 and $324.
(2) Fourth-quarter 1995 earnings include gains from termination of pension and health-care plans of $681.