Form 10-K/A, Exhibit 13
period 1996-12-31
WESTERN OHIO FINANCIAL CORP
filed 1997-05-02
CIK 920769

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


Clark, Schaefer, Hackett & Co.

January 25, 1997
Springfield, Ohio

                       WESTERN OHIO FINANCIAL CORPORATION

                 Consolidated Statements of Financial Condition
                             ($000's in Thousands)
                           December 31, 1996 and 1995


                            Assets                                              1996          1995
                            ------                                              ----          ----
Cash and cash equivalents (includes federal funds of $4,898 and
  $11,075 at December 31, 1996 and 1995) .................................    $ 15,611        $ 17,605
Securities available for sale, at fair value .............................      35,729          12,039
Mortgage-backed securities available for sale, at fair value .............      36,843          45,719
Loans receivable, net ....................................................     287,611         150,476
Accrued interest receivable ..............................................       2,170             691
Premises and equipment, net ..............................................       3,954           2,542
Federal Home Loan Bank stock, at cost ....................................       5,862           1,602
Investment in joint venture ..............................................          20              20
Prepaid federal income taxes .............................................         322              92
Prepaid expenses and other assets ........................................         637             420
Deferred acquisition costs ...............................................         ---             181
Goodwill from acquisition of subsidiaries, net ...........................       4,006             ---
                                                                              --------        --------
     Total assets ........................................................    $392,765        $231,387
                                                                              ========        ========

                     Liabilities and Stockholders' Equity
                     ------------------------------------
Liabilities:
  Deposits ...............................................................    $233,203        $139,129
  Advances from the Federal Home Loan Bank ...............................     102,602          31,528
  Deferred federal income taxes ..........................................           5             261
  Advance payments from borrowers for taxes and insurance ................         833             283
  Accrued expenses and other liabilities .................................       1,054             518
  Amount due on acquisitions .............................................       1,020             ---
                                                                              --------        --------
    Total liabilities ....................................................     338,717         171,719
                                                                              --------        --------
Stockholders' equity:
  Common stock; $.O1 par value; 7,250,000 shares authorized;
    2,645,000 shares issued ..............................................          26              26
  Additional paid-in capital .............................................      41,158          41,048
  Unrealized gain (loss) on securities available for sale, net
    of income taxes ......................................................        (242)            631
  Unallocated shares held by employee stock ownership plan ...............      (1,785)         (2,023)
  Deferred management recognition plan expense ...........................        (764)         (1,011)
  Treasury stock; 307,072 and 157,914 shares, at cost ....................      (7,579)         (3,450)
  Retained earnings, substantially restricted ............................      23,234          24,447
                                                                              --------        --------
     Total stockholders' equity ..........................................      54,048          59,668
                                                                              --------        --------
     Total liabilities and stockholders' equity ..........................    $392,765        $231,387
                                                                              ========        ========


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