Form 10-K, Exhibit 13
period 1997-12-31
WESTERN OHIO FINANCIAL CORP
filed 1998-03-31
CIK 920769

Market Price of Western Ohio Financial Corporation's
Common Shares and Related Shareholder Matters

There were 2,383,435 common shares of WOFC outstanding, excluding Management Recognition Plan shares that have not been awarded, on December 31, 1997, held of record by approximately 774 registered shareholders and 1,329 beneficial holders behind brokers, banks, and depositories. Price information with respect to Western Ohio Financial Corporation's common shares is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System using common stock symbol "WOFC". The Wall Street Journal publishes daily trading information for our stock under the abbreviation "WstrnOHFnl" in the National Market Listing.


                         Fiscal Year 1997                Fiscal Year 1996
                     Low      High   Dividend         Low      High   Dividend
                     -----------------------          -----------------------
First quarter        21.00    22.75     0.25          21.25    24.00     0.25
Second quarter       21.00    22.25     0.25          22.25    23.75     0.25
Third quarter        21.25    27.125    0.25          19.50    23.00     0.25
Fourth quarter       24.25    30.625    0.25          19.50    21.75     0.25

The Company has repurchased shares and intends to continue to repurchase shares in order to enhance shareholder value. On July 22, 1996, the Company announced its intention to repurchase an additional 112,633 shares. Shares totaling 77,000 of the planned 112,633 were acquired through July 22, 1997.
The Company is no longer subject to regulatory limitations on stock repurchases. The Company did repurchase an additional 7,000 shares on August 15, 1997, and intends to continue modest repurchases of stock.

Selected Consolidated Financial Information

                                                                      December 31,
                                         -------------------------------------------------------------------
                                            1997           1996          1995          1994          1993
                                         ----------     ----------    ----------    ----------    ----------
                                                                (Dollars in thousands)
   Selected Financial Condition Data:

   Total assets                           $ 371,988      $ 392,765     $ 231,387     $ 185,670     $ 148,575
   Loans receivable, net                    277,731        287,611       150,476       104,269        98,100
   Cash and cash equivalents                 31,239         15,611        17,605        19,951        10,915
   Mortgage-backed securities                22,433         36,843        45,719        40,533        25,948
   Investment securities                     22,455         35,729        12,039        16,889        11,409
   Deposits                                 246,909        233,203       139,129       117,529       125,620
   Total borrowings                          68,339        102,602        31,528         3,689           446
   Total stockholders' equity                54,600         54,048        59,668        63,358        21,664


                                                                      December 31,
                                         -------------------------------------------------------------------
                                            1997           1996          1995          1994          1993
                                         ----------     ----------    ----------    ----------    ----------
                                                                (Dollars in thousands)

   Selected Operations Data:

   Total interest income                 $   29,039     $   24,160    $   14,809    $   12,445    $   12,607
   Total interest expense                    17,934         13,783         7,034         5,178         5,301
                                         ----------     ----------    ----------    ----------    ----------
   Net interest income                       11,105         10,377         7,775         7,267         7,306
   Provision for loan losses                  2,285            399             6           ---           737
                                         ----------     ----------    ----------    ----------    ----------
   Net interest income after
       provision for loan losses              8,820          9,978         7,769         7,267         6,569

   Non-interest income:
       Loan fees and service charges            650            156            60            53            43
       Gain on sales of loans,
         mortgage-backed securities
         and investment securities              311            340         1,207             2           324
       Other non-interest income                 31             54           713            17            32
                                         ----------     ----------    ----------    ----------    ----------
   Total non-interest income                    992            550         1,980            72           399
   Total non-interest expense                 9,471          8,759         5,349         3,346         2,664
   Income before income taxes and
       cumulative effect of accounting
       changes                                  341          1,769         4,400         3,993         4,304
   Income tax expense                           158            707         1,507         1,366         1,446
                                         ----------     ----------    ----------    ----------    ----------
   Income before cumulative effect
       of accounting changes                    183          1,062         2,893         2,627         2,858
   Cumulative effect of accounting
        changes                                 ---            ---           ---           ---           209
                                         ----------     ----------    ----------    ----------    ----------
   Net income                            $      183     $    1,062    $    2,893    $    2,627    $    2,649
                                         ==========     ==========    ==========    ==========    ==========

8

Selected Consolidated Financial Information

                                                                         December 31,
                                            -------------------------------------------------------------------
                                               1997           1996          1995          1994          1993
                                            ----------     ----------    ----------    ----------    ----------
Selected Financial Ratios and Other Data:

Performance Ratios:
    Return on assets (ratio of net
        income to average total assets)        0.05%          0.33%         1.42%         1.53%         1.79%
    Interest rate spread information:
        Average during year                    2.42           2.08          2.65          3.62          4.66
        End of year                            2.31           2.23          2.05          3.27          3.77
    Net interest margin                        2.95           3.26          4.01          4.40          5.14
    Ratio of operating expense to
        average total assets                   2.40           2.75          2.63          1.95          1.80
    Return on retained earnings (ratio
        of net income to average equity)       0.34           2.00          4.72          7.92         12.95

Quality Ratios:
    Non-performing assets to total
        assets at end of year                  0.54           0.52          0.01          0.04          0.36
    Allowance for loan losses to
        non-performing loans                 196.59          83.95        255.45      1,032.00        146.31
    Allowance for loan losses
        to total loans, net                    1.41           0.60          0.51          0.74          0.79
    Allowance for loan losses
        to classified assets                 130.08          73.74         87.66        110.73         44.69

Capital Ratios:
    Total equity to total assets
        at end of year                        14.67          13.76         25.79         34.13         14.58
    Average equity to average assets          13.63          16.66         30.07         19.31         13.86
    Ratio of average interest-earning
        assets to average
        interest-bearing liabilities           1.11x          1.27x         1.37x         1.25x         1.13x

Per Share Data:
    Earnings per share                         0.08           0.47          1.18          0.42          n/a
    Dividend payout ratio                     12.50           2.13          0.85          0.30          n/a
    Book value per share                      22.91          23.48         25.27         25.32          n/a

Number of full service offices                10             10             5             5             4

Management's Discussion and Analysis
Of Financial Condition And Results of Operations

General
As a unitary savings and loan association holding company, Western Ohio Financial Corporation ("the Company" or "WOFC"), holds Cornerstone Bank ("Cornerstone"), a combination of the former Springfield Federal Savings Bank, Mayflower Federal Savings Bank ("Mayflower"), and Seven Hills Savings Association ("Seven Hills"), whose principal business has traditionally consisted of attracting deposits from the general public, and making loans secured by residential real estate. Cornerstone's profitability and consequently the Company's profitability is primarily dependent upon its net interest income, which is the difference between interest income on its loan and investment portfolio and interest paid on deposits and other borrowed funds. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. Cornerstone's profitability is also affected by the provisions for loan losses and the level of non-interest income and expense. Non-interest income consists primarily of service charges and other fees, gains (losses) on sales of securities and other assets and income from real estate operations. Non-interest expense includes salaries and employee benefits, real estate operations, occupancy of premises, federal deposit insurance premiums, franchise taxes, data processing expenses and other operating expenses. In October, 1997, the Company incorporated another subsidiary, West Central Mortgage Services, Incorporated, ("West Central"). The primary business of West Central will be to process mortgage loans for community banks.

The operating results of the Company are also affected by general economic conditions, the monetary and fiscal policies of federal agencies and the policies of agencies that regulate financial institutions. The Company's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which is, in turn, affected by the interest rates at which such loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

Management and the Board of Directors of the Company have sought to enhance shareholder value by repurchasing outstanding shares and acquiring operations that provide new market opportunities. In August, 1997, the Company merged the former Springfield Federal Savings Bank, Mayflower Federal Savings Bank and Seven Hills Savings Association in an effort to improve marketing and operating efficiency. The Company simultaneously changed the name of the combined institutions to a more easily identified name and logo. The Company offers a range of customer services and products, including deposit accounts and loans with a special emphasis on one-to-four family mortgage lending and, to a lesser extent, multi-family and commercial real estate lending. Smaller portions of the Company's loans receivable consist of construction, commercial and consumer loans. Management has expanded and intends to continue to expand its consumer lending portfolio by soliciting its existing customer base.

Analysis Of Financial Condition
Total assets of the Company decreased $20.8 million in the year ending
December 31, 1997, from $392.8 million in 1996 to $372.0 million in 1997. This decrease of 5.3% was reflective of reductions in investment securities, mortgage backed securities and loans receivable.

Liabilities decreased from $338.7 million at December 31, 1996, to $317.4 million at December 31, 1997, a decrease of $21.3 million, or 6.3%. The primary reason for the reduction in total liabilities was the repayment of advances from the Federal Home Loan Bank ("FHLB") of Cincinnati. Advances from the FHLB decreased from $102.6 million at December 31, 1996, to $68.3 million at December 31, 1997, a decrease of $34.3 million. Offsetting the repayment of advances was an increase in deposits from $233.2 million at December 31, 1996, to $246.9 million at December 31, 1997, an increase of $13.7 million, or 5.9%. Deposits grew in response to the Company's continued aggressive advertising and competitive rates during 1997.

The Company's subsidiaries made repayments of advances from the FHLB of Cincinnati of $34.3 million in 1997. Rates on advances drawn during the year ranged from 5.90% to 6.15%. The nature of these advances was to replace previously borrowed funds for which the purpose varied from the intended purpose of obtaining the funds. At December 31, 1997, all advances were fixed-rate. The above mentioned advances are secured by a blanket pledge of mortgages to the FHLB of Cincinnati and are not tied to specific securities or mortgages.

Mortgage loan originations and purchases decreased $63.0 million from $128.4 million in 1996 to $65.4 million in 1997. The lower level of mortgage loan originations in 1997 was the result of a less active mortgage market. Net loans receivable decreased by $9.9 million from 1996 to 1997, primarily as the result of a loan sale in December 1997.

Total equity increased $552,000 due largely to the increase of unrealized gain on securities available for sale, net of income taxes. During 1997, 16,500 shares were repurchased with a total buyback expenditure of $370,000. Earnings of $183,000 less dividends of $2.2 million decreased retained earnings by $2.0 million in 1997 compared to a decrease of $1.2 million in 1996.

Comparison of Results Of Operations
Comparison of Years Ended December 31, 1997 and December 31, 1996

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

General
Net income for the year ended December 31, 1997, was $183,000, a decrease of $879,000 compared to the year ended December 31, 1996. The decrease was primarily the result of an increase in the provision for loan losses. The provision for the year ended December 31, 1997, was $2.3 million, an increase of $1.9 million compared to the year ended December 31, 1996, which was $399,000. Net interest income increased by $728,000 from $10.4 million to $11.1 million, or 7.0%, primarily as a result of a combination of higher rates on average interest-earning assets and lower rates on interest-bearing liabilities. Non-interest income increased substantially as the result of increased fees earned on savings and checking accounts. For the year ended December 31, 1996, non-interest income also included a $234,000 gain from the sale of securities. Non-interest expense increased $712,000, from $8.8 million at December 31, 1996, to $9.5 million at December 31, 1997, primarily due to an approximate $610,000 in charges relating to the combination of the three institutions into Cornerstone. The increase in non-interest expense also reflects a full year of costs of operating the Cincinnati offices. Income taxes decreased by $549,000 from $707,000 at December 31, 1996, to $158,000 at December 31, 1997, primarily as a result of lower income.

Interest Income
Total interest income increased $4.9 million or 20.2% for the year ended December 31, 1997, compared to the prior year. This increase is chiefly due to the higher volume of interest earning assets. This higher volume is due mostly to a higher volume of loans receivable which reflects the full year addition of Mayflower and Seven Hills. Interest from investment securities and other sources rose by $511,000 primarily due to the full year earnings on the increased average investment resulting from the acquisitions. Interest income from the available for sale mortgage-backed securities declined $1.0 million due largely to the sale of $10.7 million of mortgage-backed securities during 1997.

Interest Expense
Total interest expense increased $4.2 million or 30.1% for the year ended December 31, 1997, compared to the prior year. The increase was due primarily to a higher average of both deposits and borrowings. Interest on deposits increased $3.0 million or 31.9% for the year ended December 31, 1997, compared to the prior year. Interest on borrowings increased $1.2 million or 26.4% over the prior year.

Provision for Loan Losses

The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses and any specific losses applied to that allowance. There was a $2.3 million additional provision for loan losses during the year ended December 31, 1997. This is an increase of $1.9 million from a $399,000 provision during the prior year. Management identified losses and increased its provision for several problem loans during the fourth quarter of 1997. These loans were primarily of a commercial nature. Management believes that the total allowance of $3.9 million is adequate given the area economic conditions and its loan portfolio composition. The $3.9 million allowance includes an allowance of $1.5 million considered to be a loss. At December 31, 1997, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans.

The Company will continue to review its allowance for loan losses and make further allowances as economic and regulatory conditions dictate. Although the Company maintains its allowance for loan losses at a level that it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), which can order the establishment of additional or specific allowances.

Non-interest Income
Non-interest income increased from $550,000 in 1996 to $992,000 in 1997. This increase is due primarily to an increase of $494,000 in fees and other charges. Management has actively sought to increase the fee income resulting from deposit activity.

Non-interest Expense
Total non-interest expense increased from $8.8 million in 1996 to $9.5 million in 1997, an increase of 8.1%. The increase is the result of a combination of increased spending due to the name change and combination of the institutions and increased spending for the full year operation of the acquired institutions.

Income Tax Expense
Income tax expense was $158,000 for the year ended December 31, 1997, a decrease of $549,000, or 77.7%, from the prior year. Income taxes decreased primarily as a result of decreased earnings before income taxes.

Comparison of Years Ended December 31, 1996 and December 31, 1995

General
Net income for the year ended December 31, 1996, was $1.1 million a decrease of $1.8 million compared to the year ended December 31, 1995. Net interest income increased by $2.6 million from $7.8 million to $10.4 million, or 33.5%, primarily as a result of higher average interest-earning assets. Non-interest income declined substantially as a result of a decline in gain on sale of investment securities of $1.0 million. For the year ended December 31, 1995, non-interest income also included a $681,000 gain from the termination of benefit plans at Springfield Federal. Non-interest expense also increased $3.4 million, from $5.4 million at December 31, 1995, to $8.8 million at December 31, 1996, primarily due to a $1.1 million special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"). The increase in non-interest expense also reflects the new costs of operating Seven Hills and Mayflower. Income taxes decreased by $800,000 from $1.5 million at December 31, 1995, to $707,000 at December 31, 1996, primarily as a result of lower income.

Interest Income
Total interest income increased $9.4 million or 63.1% for the year ended December 31, 1996, compared to the prior year. This increase is chiefly due to the higher volume of interest earning assets. This higher volume is due mostly to a higher volume of loans receivable which reflects the Company's aggressive lending efforts and the addition of Mayflower and Seven Hills. Interest from investment securities and other sources rose by $878,000 primarily due to the increased investment in callable securities. Interest income from the available for sale mortgage-backed securities showed little change over 1995.

Interest Expense
Total interest expense increased $6.7 million or 95.9% for the year ended December 31, 1996, compared to the prior year. The increase was due primarily to a higher volume of both deposits and borrowings and a 0.52% increase in the average rate paid on deposits and borrowings.

Provision for Loan Losses
The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. There was a $399,000 additional provision for loan losses during the year ended December 31, 1996. This is an increase of $393,000 from a $6,000 provision during the prior year. Management believes that the total allowance of $1.7 million is adequate given the area economic conditions and its loan portfolio composition. At December 31, 1996, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans.

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

Non-interest Income
Non-interest income decreased from $2.0 million in 1995 to $550,000 in 1996. This decrease is due primarily to a $1.2 million gain on the sale in 1995 of FHLMC common stock that had been held as an investment security. Further, the Company realized gains in 1995 of $476,000 and $205,000 from the curtailment of its defined benefit pension plan and its retiree health care benefits respectively at Springfield Federal. These plans were eliminated and replaced with other benefits in an effort to control expanding compensation and benefit costs.

Non-interest Expense
Total non-interest expense increased from $5.4 million in 1995 to $8.8 million in 1996. The increase is primarily the result of a $1.1 million special assessment to recapitalize SAIF. Additionally, the 1996 expenses included nine months of operations at Mayflower and one and one half months of operations at Seven Hills.

Income Tax Expense
Income tax expense was $707,000 for the year ended December 31, 1996, a decrease of $800,000, or 63.3%, from the same period the prior year. Income taxes decreased primarily as a result of decreased earnings before income taxes.

Average Balances, Interest Rates and Yields
The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                           Year Ended December 31,
                                           ---------------------------------------------------------------------------------------
                                                       1997                          1996                          1995
                                          ---------------------------   ---------------------------   ----------------------------
                                            Average   Interest            Average   Interest            Average    Interest
                                          Outstanding  Earned/ Yield/   Outstanding  Earned/ Yield/   Outstanding  Earned/   Yield
                                            Balance      Paid   Rate      Balance      Paid   Rate      Balance    Paid      Rate
                                            --------    ------  ----      --------    ------  ----      --------   ------    ----
                                                                           (Dollars in thousands)
Interest-earning assets:
    Loans Receivable                       $ 298,111  $ 23,815  7.99%    $ 235,936  $ 18,436  7.81%    $ 121,373  $ 9,942    8.19%
    Mortgage-backed securities                28,994     1,843  6.36        43,243     2,854  6.60        42,606    2,876    6.75
    Investment securities                     33,083     2,143  6.48        27,190     2,043  7.51        12,045      833    6.92
    Interest-bearing deposits                  9,585       765  7.98         8,293       536  6.46        16,655    1,067    6.41
    FHLB stock                                 6,102       473  7.75         3,914       291  7.43         1,381       91    6.59
                                            --------   -------            --------   -------            --------  -------
        Total interest-earning
            assets                         $ 375,875    29,039  7.73     $ 318,576    24,160  7.58     $ 194,060   14,809    7.63
                                            ========   -------            ========   -------            ========  -------

Interest-bearing liabilities:
    Time deposits                          $ 175,163    10,447  5.96     $ 134,757     8,188  6.08      $ 90,805    5,277    5.81
    Demand and NOW deposits                   11,998       129  1.08        12,851       146  1.14        11,932      277    2.32
    Savings deposits                          53,305     1,642  3.08        28,334       926  3.27        25,175      687    2.73
    Borrowings                                97,414     5,716  5.87        74,832     4,523  6.04        13,374      793    5.93
                                            --------   -------            --------   -------            --------  -------
        Total interest-bearing
            liabilities                    $ 337,880    17,934  5.31     $ 250,774    13,783  5.50     $ 141,286    7,034    4.98
                                            ========   -------            ========   -------            ========  -------
Net interest income                                   $ 11,105                      $ 10,377                      $ 7,775
                                                       =======                       =======                      =======
Net interest rate spread                                        2.42%                         2.08%                          2.65%
                                                               =====                         =====                           ====
Net earning assets                         $  37,995                     $  67,802                     $  52,774
                                            ========                      ========                      ========
Net yield on average
    interest-earning assets                                     2.95%                         3.26%                          4.01%
                                                               =====                         =====                           ====
Average interest-earning assets to
    average interest-bearing liabilities                 1.11X                        1.27X                        1.37X
                                                         =====                        =====                        =====

Rate/Volume Analysis
The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in average outstanding balances, and that is due to the volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (i.e., changes in volume multiplied by new rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                                            Year Ended December 31,                     Year Ended December 31,
                                                       -------------------------------             -------------------------------
                                                                 1996 vs. 1997                               1995 vs. 1996
                                                       -------------------------------             -------------------------------
                                                             Increase                                    Increase
                                                            (Decrease)                                  (Decrease)
                                                              Due to            Total                     Due to            Total
                                                       -------------------     Increase            -------------------     Increase
                                                       Volume        Rate     (Decrease)           Volume         Rate    (Decrease)
                                                       -------     -------    ----------           -------      ------    ----------
   Interest-earning assets:                                                        (Dollars in thousands)
       Loans receivable                                $ 4,958     $   421    $   5,379            $ 8,972      $ (478)     $ 8,494
       Mortgage-backed securities                         (909)       (102)      (1,011)                43         (65)         (22)
       Investments securities                              405        (305)         100              1,132          78        1,210
       Other                                               260         151          411               (353)         22         (331)
                                                       -------     -------      -------            -------     -------      -------
           Total interest-earning assets               $ 4,714     $   165    $   4,879            $ 9,794      $ (443)     $ 9,351
                                                       =======     =======      =======            =======     =======      =======

   Interest-bearing liabilities:
       Time deposits                                   $ 2,412     $  (153)   $   2,259            $ 2,661      $  250      $ 2,911
       Demand and NOW deposits                              (9)         (8)         (17)                20        (151)        (131)
       Savings deposits                                    772         (56)         716                 93         146          239
       Borrowings                                        1,329        (136)       1,193              3,714          16        3,730
                                                       -------     -------      -------            -------     -------      -------
           Total interest-bearing liabilities          $ 4,504    $   (353)   $   4,151            $ 6,488      $  261      $ 6,749
                                                       =======     =======      =======            =======     =======      =======
   Net interest income                                                        $     728                                     $ 2,602
                                                                                =======                                     =======

Asset/Liability Management

Net Portfolio Value
The measurement and analysis of the exposure of the Company's subsidiaries to changes in the interest rate environment are referred to as asset/liability management. One method used to analyze the Company's sensitivity to changes in interest rates is the "net portfolio value" ("NPV") methodology used by the OTS as part of its capital regulations.

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

Presented below, as of September 30, 1997 and December 31, 1996, is an analysis of Cornerstone's, Mayflower's and Seven Hills' interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The tables also contain the policy limits set by the Board of Directors of each institution as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration to the impact on the NPV capital position of various rate changes and each institution's strong capital position.

As illustrated in the tables, each institution's NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, because the Company's Subsidiary has primarily fixed-rate loans in its loan portfolio, the amount of interest the Company's Subsidiary would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest the Company's Subsidiary would pay on its deposits would increase rapidly because the deposits of the Company's Subsidiary generally have shorter periods to repricing. Assumptions used in calculating the amounts in these tables are OTS assumptions.

18



Cornerstone Bank
                                                   September 30, 1997                 December 31, 1996
                                             ----------------------------        ----------------------------
   Change in Interest Rate    Board limit    $ change            % change        $ change            % change
       (Basis Points)          % change       in NPV              in NPV          in NPV              in NPV
   ----------------------     ----------     --------            --------        --------            --------
                                       (Dollars in thousands)
         +300                    (60)        (24,355)               (43)         (23,078)               (67)
         +200                    (40)        (15,645)               (27)         (15,345)               (44)
         +100                    (20)         (7,289)               (13)          (7,521)               (22)
           --                     --              --                 --               --                 --
         (100)                   (20)          5,132                  9            6,397                 18
         (200)                   (40)          8,079                 14           10,329                 30
         (300)                   (60)         10,879                 19           13,333                 39

Mayflower Savings Bank
                                                   December 31, 1996
                                             ----------------------------
   Change in Interest Rate    Board limit    $ change            % change
       (Basis Points)          % change       in NPV              in NPV
   ----------------------     ----------     --------            --------
                                       (Dollars in thousands)

         +300                    (60)         (2,559)               (35)
         +200                    (40)         (1,534)               (21)
         +100                    (20)           (673)                (9)
           --                     --              --                 --
         (100)                   (20)            450                  6
         (200)                   (40)            708                 10
         (300)                   (60)            939                 13

Seven Hills Savings Association
                                                   December 31, 1996
                                             ----------------------------
   Change in Interest Rate    Board limit    $ change            % change
       (Basis Points)          % change       in NPV              in NPV
   ----------------------     ----------     --------            --------
                                       (Dollars in thousands)

         +300                    (60)         (2,468)               (28)
         +200                    (40)         (1,582)               (18)
         +100                    (20)           (733)                (8)
           --                     --              --                 --
         (100)                   (20)            546                  6
         (200)                   (40)            867                 10
         (300)                   (60)          1,053                 12

As of September 30, 1997, the percentage change in NPV resulting from certain changes in interest rates were within the policy limits of Cornerstone's Board of Directors. It should be noted that the above tables and the regulation of concern only pertains to each institution and does not apply to the holding company. The Company's assets are all of a short term or short term to repricing nature and therefore are not subject to significant interest rate risk.

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

In the event that interest rates rise from the recent historically low levels, Cornerstone's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect Cornerstone's earnings and thereby the Company's earnings due to diminished loan demand. As part of the Company's interest rate risk strategy, the Company has attempted to utilize adjustable rate and short term duration loans and investments at its subsidiaries.

The Company fully intends to limit the addition of fixed rate long duration loans and securities to its portfolio. In addition to this restructuring it has also begun to offer consumer products at its subsidiaries that reprice on a monthly basis. It is expected that as the size of these portfolio segments grows the interest rate risk will be lessened, though not eliminated.

Liquidity and Capital Resources
Western Ohio Financial Corporation's liquidity, primarily represented by cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 1997, 1996 and 1995.

                                                                   Year Ended December 31,
                                                               -------------------------------
                                                                 1997       1996        1995
                                                               --------   --------    --------
                                                                    (Dollars in thousands)
   Net income                                                  $    183   $  1,062    $  2,893
   Adjustments to reconcile net income to
       net cash from operating activities                           668       (324)     (1,825)
                                                                -------    -------     -------
   Net cash from operating activities                               851        738       1,068
   Net cash from investment activities                           35,999    (82,460)    (45,838)
   Net cash from financing activities                           (21,222)    79,728      42,424
                                                                -------    -------     -------
   Net change in cash and cash equivalents                       15,628     (1,994)     (2,346)
   Cash and cash equivalents at
       beginning of period                                       15,611     17,605      19,951
                                                                -------    -------     -------
   Cash and cash equivalents at
       end of period                                           $ 31,239   $ 15,611    $ 17,605
                                                                =======    =======     =======

At December 31, 1997, the Company had no outstanding commitments to sell loans or securities.

The OTS requires minimum levels of liquid assets. OTS regulations presently require Cornerstone to maintain an average daily balance of liquid assets (United States Treasury and federal agency obligations, of any maturity) equal to at least 4% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Such requirements may be changed from time to time by the OTS to reflect changing economic conditions.

Such investments are intended to provide a source of relatively liquid funds upon which Cornerstone may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. Cornerstone's average regulatory liquidity at December 31, 1997, was 22.96%.

The Company's primary sources of funds consist of deposits and repayments of loans and interest earned on securities. The Company's subsidiary maintains a higher ratio of loans to deposits in comparison with other similarly sized savings institutions. Historically, this has not had a material affect on the Company's liquidity as it has utilized other potential sources of funds including borrowings from the FHLB of Cincinnati to maintain liquidity and to meet operating expenses. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

The Company's primary financing source during 1997 was borrowings from the FHLB of $93.6 million. Also a major financing source was the net increase in savings deposits of $13.7 million. The Company paid $2.2 million in dividends and acquired treasury stock for $370,000 in 1997.

Liquidity management is a daily and long-term responsibility of management.
The Company adjusts its investments in liquid assets based upon assessment of
(i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-bearing deposits and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in interest-bearing overnight deposits and other short-term government and agency obligations. If the Company requires additional funds beyond its internal ability to generate, it has additional borrowing capacity with the FHLB of Cincinnati.

The Company anticipates that it will have sufficient funds available to meet current loan commitments. At December 31, 1997, the Company had outstanding commitments to extend credit that amounted to $8.3 million.

Under The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the capital requirements applicable to all savings institutions, including the Company's subsidiary, were substantially increased. However, Cornerstone is in compliance with all applicable capital requirements and expects to remain so.

OTS regulations require that institutions maintain "tangible capital" of not less than 1.5% of the institution's adjusted total assets. Tangible capital is defined as "core capital" less any intangible assets.

Core capital is comprised of common stockholders' equity (including retained earnings). OTS regulations require core capital to be maintained at 3% of total institution assets.

OTS regulations require the institution to maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items. Cornerstone's adjustment to core capital included the portion of the loan and lease loss allowance over the amount required for loans classified as loss. This adjustment is $2.4 million as of December 31, 1997.

The following table summarizes Cornerstone's regulatory capital requirements and actual capital at December 31, 1997.

Cornerstone Bank

                                                                                      Excess of Actual
                                                                                    Capital Over Current
                                  Actual Capital        Current Requirement             Requirement
                                -----------------       -------------------           -----------------
                                Amount    Percent        Amount    Percent            Amount    Percent
                                ------    -------        ------    -------            ------    -------
                                                       (Dollars in thousands)
   Tangible Capital           $ 41,897    11.41 %       $ 5,507       1.50 %        $ 36,390       9.91 %
   Core Capital                 41,897    11.41          11,014       3.00            30,883       8.41
   Risk-Based Capital           44,330    21.60          16,409       8.00            27,921      13.60

Impact of New Accounting Standards
Statement of Financial Accounting Standards ("SFAS") No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was adopted by the Company in 1997. SFAS No. 125 revises the accounting for transfers of financial assets such as loans and securities, and for distinguishing between sales and secured borrowings. The adoption of the portions of SFAS No. 125 relating to securities lending, repurchase agreements and other similar transactions are not required to be adopted until 1998.
SFAS No. 125 did not have a material impact on the Bank's financial statements, nor are the portions to be adopted in 1998 expected to materially impact the financial statements.

SFAS No. 128, Earnings Per Share, became effective for the Company in 1997. SFAS No. 128 requires dual presentation of basic and diluted earnings per share ("EPS") for entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing income available to common shareholders by weighted average common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in earnings such as stock options, warrants or other similar items.

SFAS No. 129, Disclosures of Information about Capital Structure, consolidated existing accounting guidance relating to disclosure about a company's capital structure. Public companies generally have always been required to make disclosures now required by SFAS No. 129 and, therefore, SFAS No. 129 did not impact the Company's disclosures.

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 is effective for the Company in 1998. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, changes the way public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 becomes effective for the Company in 1998.

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

Forward-Looking Statements
When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Impact of the Year 2000
The Company has conducted a comprehensive review of its computer systems to identify applications that could be affected by the "Year 2000" issue, and has developed an implementation plan to address the issue. The Company's data processing is performed primarily by a third-party service bureau with part of its processing being performed in-house; however software and hardware utilized are under maintenance agreements with third-party vendors, consequently the Company is very dependent on those vendors to conduct its business. The Company has already contacted each vendor to request time tables for year 2000 compliance and expected costs, if any, to be passed along to the Company. To date, the Company has been informed that its primary service providers anticipate that all reprogramming efforts will be completed by December 31, 1998, allowing the Company adequate time for testing. Certain other vendors have not yet responded, however. The Company will pursue other options if it appears that these vendors will be unable to comply. Management does not expect these costs to have a significant impact on its financial position or results of operations. However, there can be no assurance that the vendors systems will be 2000 compliant. Consequently the Company could incur incremental costs to convert to another vendor. The Company has identified certain of its hardware and software equipment that will not be Year 2000 compliant and intends to purchase new equipment and software prior to December 31, 1998. These capital expenditures are expected to total approximately $185,000.

                                LETTERHEAD HERE

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Western Ohio Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Western Ohio Financial Corporation and its wholly-owned subsidiaries, West Central Mortgage Services, Inc. and Cornerstone Bank (formerly Springfield Federal Savings Bank, Mayflower Federal Savings Bank and Seven Hills Savings Association) and Cornerstone's subsidiary, West Central Financial Services, Inc., as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Ohio Financial Corporation and its subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/S/ Clark, Schaefer, Hackett & Co.
----------------------------------
Clark, Schaefer, Hackett & Co.

January 23, 1998
Springfield, Ohio

WESTERN OHIO FINANCIAL CORPORATION
Consolidated Statements of Financial Condition
(Dollars in thousands)

December 31, 1997 and 1996

Assets

                                                                                1997                 1996
                                                                              ---------            ---------
   Cash and cash equivalents                                                  $  31,239               15,611
   Securities available for sale, at fair value                                  22,455               35,729
   Mortgage-backed securities available for sale, at fair value                  22,433               36,843
   Loans receivable, net                                                        277,731              287,611
   Accrued interest receivable                                                    2,360                2,170
   Premises and equipment, net                                                    3,924                3,954
   Federal Home Loan Bank stock, at cost                                          6,470                5,862
   Investment in joint venture                                                       20                   20
   Prepaid federal income taxes                                                     903                  322
   Deferred federal income taxes                                                    172                   --
   Prepaid expenses and other assets                                                700                  637
   Goodwill                                                                       3,581                4,006
                                                                              ---------            ---------

       Total assets                                                           $ 371,988              392,765
                                                                              =========            =========

   Liabilities and Stockholders' Equity
   Liabilities:
       Deposits                                                               $ 246,909              233,203
       Advances from the Federal Home Loan Bank                                  68,339              102,602
       Deferred federal income taxes                                                 --                    5
       Advance payments from borrowers for taxes and insurance                      893                  833
       Accrued expenses and other liabilities                                     1,228                1,054
       Amount due on acquisitions                                                    19                1,020
                                                                              ---------            ---------
           Total liabilities                                                    317,388              338,717
                                                                              ---------            ---------

   Stockholders' equity:
       Common stock; $.01 par value; 7,250,000 shares authorized;
           2,645,000 shares issued; 2,383,435 and 2,301,974 shares outstanding       26                   26
       Additional paid-in capital                                                40,458               41,158
       Unrealized gain (loss) on securities available for sale,
           net of income taxes                                                      309                 (242)
       Unallocated shares held by employee stock ownership plan                  (1,547)              (1,785)
       Deferred management recognition plan expense                                (396)                (764)
       Treasury stock; 261,565 and 343,026 shares, at cost                       (5,448)              (7,579)
       Retained earnings, substantially restricted                               21,198               23,234
                                                                              ---------            ---------
           Total stockholders' equity                                            54,600               54,048
                                                                              ---------            ---------

           Total liabilities and stockholders' equity                         $ 371,988              392,765
                                                                              =========            =========

   See accompanying notes to consolidated financial statements.

WESTERN OHIO FINANCIAL CORPORATION
Consolidated Statements of Income
(Dollars in thousands except earnings per share data)

Years Ended December 31, 1997, 1996, and 1995

                                                                              1997        1996        1995
                                                                            --------    --------    --------
   Interest Income:
       Loans receivable:
           First mortgage loans                                             $ 22,469      18,074       9,763
           Other loans                                                         1,346         363         179
       Securities available for sale                                           2,909       2,305         833
       Mortgage-backed securities available for sale                           1,843       2,854         740
       Mortgage-backed securities at amortized cost                               --          --       2,136
       Other                                                                     472         564       1,158
                                                                            --------    --------    --------
           Total interest income                                              29,039      24,160      14,809
                                                                            --------    --------    --------

   Interest Expense:
       Deposits                                                               12,218       9,260       6,241
       Federal Home Loan Bank advances                                         5,716       4,523         793
                                                                            --------    --------    --------
           Total interest expense                                             17,934      13,783       7,034
                                                                            --------    --------    --------
           Net interest income                                                11,105      10,377       7,775

   Provision for loan losses                                                   2,285         399           6
                                                                            --------    --------    --------
           Net interest income after provision for loan losses                 8,820       9,978       7,769
                                                                            --------    --------    --------

   Non-interest income:
       Gain on sales of securities                                                --         234       1,207
       Gain from termination of benefit plans                                     --          --         681
       Fees and other charges                                                    650         156          60
       Gain on sale of assets                                                    311         106          --
       Other                                                                      31          54          32
                                                                            --------    --------    --------
           Total non-interest income                                             992         550       1,980
                                                                            --------    --------    --------

   Non-interest expense:
       Compensation and benefits                                               4,410       3,731       2,848
       Occupancy and equipment                                                   950         773         579
       SAIF deposit insurance premium                                            128       1,465         277
       Franchise taxes                                                           732         898         797
       Legal, accounting and examinations                                        405         360         175
       Advertising                                                               354         265         203
       Amortization of goodwill                                                  425         246          --
       Data processing services                                                  643         283         160
       Other                                                                   1,424         738         310
                                                                            --------    --------    --------
           Total non-interest expense                                          9,471       8,759       5,349
                                                                            --------    --------    --------

(Continued)

WESTERN OHIO FINANCIAL CORPORATION
Consolidated Statements of Income
(Dollars in thousands except earnings per share data)

Years Ended December 31, 1997, 1996, and 1995

                                                                             1997         1996         1995
                                                                            --------    --------    --------
           Income before income taxes                                       $    341       1,769       4,400

   Provision for income taxes                                                       158         707       1,507
                                                                            --------    --------    --------

   Net income                                                               $    183       1,062       2,893
                                                                            ========    ========    ========

   Earnings per share:
       Basic                                                                  $ 0.08        0.47        1.18
                                                                            ========    ========    ========
       Diluted                                                                $ 0.08        0.46        1.15
                                                                            ========    ========    ========


   See accompanying notes to consolidated financial statements.

WESTERN OHIO FINANCIAL CORPORATION
Consolidated Statements of Stockholders' Equity
(Dollars in thousands)


Years Ended December 31, 1997, 1996, and 1995
                                                                                                 Unrealized
                                                                                 Gain (Loss) on  Shares Held
                                                                   Additional      Securities    By Employee
                                                         Common      Paid-In       Available     Stock Owner-
                                                         Stock       Capital       For Sale      ship Plan
                                                       ---------    ---------      ---------     ----------
   Balance, December 31, 1994                        $      26       41,073            540          (2,261)

   Net income for year ended December 31, 1995              --            --            --              --
   Dividends paid ($1.00 per share)                         --            --            --              --
   Transfer from "held to maturity" to
       "available for sale," net of deferred taxes          --            --           490              --
   Net change for year, net of deferred taxes               --            --          (399)             --
   Treasury shares acquired                                 --            --            --              --
   Shares awarded under Management Recognition Plan         --          (88)            --              --
   Management Recognition Plan expense                      --            --            --              --
   Employee Stock Ownership Plan shares committed
       to be allocated, at average market price             --            63            --             238
                                                       -------       -------       -------          ------

   Balance, December 31, 1995                               26        41,048           631          (2,023)


   Net income for year ended December 31, 1996              --            --            --              --
   Dividends paid ($1.00 per share)                         --            --            --              --
   Net change for year, net of deferred taxes               --            --          (873)             --
   Treasury shares acquired                                 --            --            --              --
   Management Recognition Plan expense and
       related tax benefit                                  --            31            --              --
   Employee stock options exercised                         --            (7)           --              --
   Employee Stock Ownership Plan shares committed
       to be allocated, at average market price             --            86            --             238
                                                       -------       -------       -------          ------

   Balance, December 31, 1996                               26        41,158          (242)         (1,785)


   Net income for year ended December 31, 1997              --            --            --              --
   Dividends paid ($1.00 per share)                         --            --            --              --
   Net change for year, net of deferred taxes               --            --           551              --
   Treasury shares acquired                                 --            19            --              --
   Shares awarded under management recognition plan         --            --            --              --
   Management Recognition Plan expense
       and related tax benefit                              --          (279)           --              --
   Employee stock options exercised                         --          (581)           --              --
   Employee Stock Ownership Plan shares committed
       to be allocated, at average market price             --           141            --             238
                                                       -------       -------       -------          ------

   Balance, December 31, 1997                         $     26        40,458           309          (1,547)
                                                       =======       =======       =======          ======



                                  (RESTUBBED TABLE FROM ABOVE)


                                                          Unallocated
                                                           Deferred
                                                          Management
                                                          Recognition    Treasury     Retained
                                                          Plan Expense    Stock       Earnings    Total
                                                          ------------   ---------    ---------  --------
   Balance, December 31, 1994                             $      --          --       23,980      63,358

   Net income for year ended December 31, 1995                   --          --        2,893       2,893
   Dividends paid ($1.00 per share)                              --          --       (2,426)     (2,426)
   Transfer from "held to maturity" to
       "available for sale," net of deferred taxes               --          --           --         490
   Net change for year, net of deferred taxes                    --          --           --        (399)
   Treasury shares acquired                                      --      (4,769)          --      (4,769)
   Shares awarded under Management Recognition Plan          (1,231)      1,319           --          --
   Management Recognition Plan expense                          220          --           --         220
   Employee Stock Ownership Plan shares committed
       to be allocated, at average market price                  --          --           --         301
                                                            -------     -------      -------     -------

   Balance, December 31, 1995                                (1,011)     (3,450)      24,447      59,668


   Net income for year ended December 31, 1996                   --          --        1,062       1,062
   Dividends paid ($1.00 per share)                              --          --       (2,275)     (2,275)
   Net change for year, net of deferred taxes                    --          --           --        (873)
   Treasury shares acquired                                      --      (4,187)          --      (4,187)
   Management Recognition Plan expense and
       related tax benefit                                      247          --           --         278
   Employee stock options exercised                              --          58           --          51
   Employee Stock Ownership Plan shares committed
       to be allocated, at average market price                  --          --           --         324
                                                            -------     -------      -------     -------

   Balance, December 31, 1996                                  (764)     (7,579)      23,234      54,048


   Net income for year ended December 31, 1997                   --          --          183         183
   Dividends paid ($1.00 per share)                              --          --       (2,219)     (2,219)
   Net change for year, net of deferred taxes                    --          --           --         551
   Treasury shares acquired                                      --        (370)          --        (370)
   Shares awarded under management recognition plan             (76)         57           --          --
   Management Recognition Plan expense
       and related tax benefit                                  444          --           --         165
   Employee stock options exercised                              --       2,444           --       1,863
   Employee Stock Ownership Plan shares committed
       to be allocated, at average market price                  --          --           --         379
                                                            -------     -------      -------     -------

   Balance, December 31, 1997                              $   (396)     (5,448)      21,198      54,600
                                                            =======     =======      =======     =======

   See accompanying notes to consolidated financial statements.


WESTERN OHIO FINANCIAL CORPORATION
Consolidated Statements of Cash Flows
(Dollars in thousands)

Years Ended December 31, 1997, 1996, and 1995

                                                                          1997          1996          1995
                                                                        --------      --------      --------
   Cash flows from operating activities:
       Net income                                                       $    183         1,062         2,893
       Adjustments to reconcile net income to net
           cash provided by operating activities:
               ESOP expense                                                  488           324           301
               Management Recognition Plan expense                           165           247           220
               Depreciation and amortization of
                  premises and equipment                                     253           245           220
               Amortization of goodwill                                      425           246            --
               Stock dividends, Federal Home Loan Bank                      (441)         (294)          (92)
               Deferred loan origination fees                               (119)         (345)         (155)
               Premiums and discounts on loans,
                   mortgage-backed securities and investments               (239)          (58)         (334)
               Deferred income taxes                                        (177)           21           129
               Provision for loan losses                                   2,285           399             6
           Net gain on sales of:
               Mortgage-backed securities                                      5          (208)           --
               Other securities                                               --           (26)       (1,207)
               Loans                                                        (228)          (83)           --
               Premises and equipment                                        (88)          (23)           --
           Changes in:
               Prepaid expenses and other assets                             (63)          469          (299)
               Accrued expenses and other liabilities                       (827)           (9)         (420)
               Accrued interest receivable                                  (190)         (999)         (282)
               Federal income taxes accrued or refundable                   (581)         (230)           88
                                                                        --------      --------      --------
                    Net cash provided by operating activities                851           738         1,068
                                                                        --------      --------      --------

   Cash flows from investing activities:
       Federal Home Loan Bank stock:
           Purchases                                                        (167)       (3,141)         (217)
       Investment securities:
           Available for sale:
               Purchases                                                  (2,001)      (23,000)      (12,000)
               Sales                                                          --            51         1,287
               Maturities                                                 15,900         2,321        16,335
       Mortgage-backed securities:
           Available for sale:
               Purchases                                                      --            --       (10,636)
               Collections                                                 3,908         7,567           186
               Sales                                                      10,684        21,770            --

(continued)

WESTERN OHIO FINANCIAL CORPORATION
Consolidated Statements of Cash Flows (Continued)
(Dollars in thousands)

Years Ended December 31, 1997, 1996, and 1995

                                                                          1997          1996          1995
                                                                        --------      --------      --------
   Cash flows from investing activities: (Continued)
       At amortized cost:
           Purchases                                                    $     --            --            --
           Sales                                                              --            --            --
           Collections                                                        --            --         6,171
       Loans:
           Originations                                                  (61,651)      (83,195)      (53,574)
           Purchases                                                      (3,710)      (45,236)       (8,765)
           Collections                                                    57,604        37,730        16,281
           Sales                                                          15,751        17,783            --
       Premises and equipment:
           Additions                                                        (483)         (699)         (725)
           Sales proceeds                                                    164            13            --
       Acquisition of subsidiaries, net of cash received                      --       (14,424)         (181)
                                                                        --------      --------      --------
                Net cash used by investing activities                     35,999       (82,460)      (45,838)
                                                                        --------      --------      --------

   Cash flows from financing activities
       Net increase (decrease) in deposits                                13,706        17,284        21,600
       Net increase in advances from borrowers for taxes and insurance        60           463           212
       Advances from Federal Home Loan Bank:
           Borrowings                                                     93,640        87,963        32,876
           Repayments                                                   (127,903)      (19,571)       (5,037)
       Dividends paid                                                     (2,219)       (2,275)       (2,458)
       Stock options exercised, net                                        1,864            51            --
       Treasury stock acquired                                              (370)       (4,187)       (4,769)
                                                                        --------      --------      --------
               Net cash provided by financing activities                 (21,222)       79,728        42,424
                                                                        --------      --------      --------

   Net increase (decrease) in cash and cash equivalents                   15,628        (1,994)       (2,346)
   Cash and cash equivalents:
       Beginning                                                          15,611        17,605        19,951
                                                                        --------      --------      --------

       Ending                                                          $  31,239        15,611        17,605
                                                                        ========      ========      ========

   Supplemental information:
       Interest paid                                                   $  17,926        13,396         6,875
                                                                        ========      ========      ========
       Income taxes paid                                               $   1,010           861         1,290
                                                                        ========      ========      ========


   See accompanying notes to consolidated financial statements.

WESTERN OHIO FINANCIAL CORPORATION
Notes to Consolidated Financial Statements
(Dollars in thousands)

1. Organization and Summary of
Significant Accounting Policies:

The following describes the Company and the significant accounting policies followed in the preparation of these financial statements.

Organization and principles of consolidation

Western Ohio Financial Corporation (the "Company") is a holding company formed in 1994 in conjunction with the conversion of Springfield Federal Savings and Loan Association from a mutual savings association to a stock savings bank on July 29, 1994. The Company's financial statements include the accounts of its wholly-owned subsidiaries, West Central Mortgage Services, Inc. and Cornerstone Bank, and Cornerstone's subsidiary, West Central Financial Services, Inc.

Cornerstone Bank (formerly Springfield Federal Savings Bank) was organized in 1884. Mayflower Federal Savings Bank and Seven Hills Savings Association were acquired on March 29, 1996 and November 12, 1996, respectively. Operating results reflect only transactions since acquisition dates. The operations of these three institutions were merged in August 1997. West Central Mortgage Services, Inc. began operations in December, 1997. All significant intercompany transactions have been eliminated.

Cornerstone Bank is a member of the Federal Home Loan Bank system (FHLB) and subject to regulation by the Office of Thrift Supervision (OTS), an Office of the U.S. Department of Treasury. As a member of the FHLB system, the institution maintains a required investment in capital stock of the Federal Home Loan Bank of Cincinnati.

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

Investments and mortgage-backed securities

The Company may classify its investment and mortgage-backed securities into held-to-maturity, available-for-sale or trading categories. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity, and are reported at cost. Available-for-sale securities are those which the Company could sell for liquidity, cash management, or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains or losses included as a separate component of equity, net of tax. Trading securities are those purchased principally to sell in the near term and are carried at fair value, with unrealized holding gains and losses reflected in earnings. All investment and mortgage-backed securities are classified as available-for-sale as of December 31, 1997.

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

In November, 1995, FASB issued a special report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities, which provided technical interpretations and guidance relating to the adoption of SFAS No. 115. The guide allows an enterprise to reassess the appropriateness of the classifications of all securities held at that time and to account for any resulting reclassification at fair value in accordance with SFAS No. 115. One-time reassessments were able to be made no later than December 31, 1995. Accordingly, management reclassified $31,328 (market value $32,070) of mortgage-backed securities from "held to maturity" to "available for sale" at December 31, 1995, to reflect its intention regarding those investments.

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

Stock-Based Compensation

The Company currently accounts for its stock-based compensation plans using the accounting method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Since the Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, Accounting for Stock-Based Compensation, it has elected only to comply with the disclosure requirements set forth in the Statement, which include disclosing pro forma net income as if the fair value based method of accounting had been applied.

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

Concentration of credit risk

The Company grants residential real estate, consumer and commercial loans to customers located in Clark, Hamilton and contiguous counties in Ohio and Kentucky. 80.8% of loans are secured by one-to-four family residences.

Earnings per share

Earnings per share are computed under the requirements of SFAS No. 128, Earnings Per Share, which is effective December 15, 1997. Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings per share data of all prior periods have been restated.

Reclassifications

Certain amounts appearing in the 1996 and 1995 consolidated financial statements and notes to consolidated financial statements have been reclassified to conform to the 1997 presentation.

2. Securities:

Securities available for sale
The Company had investment securities available for sale carried at market value, at December 31, 1997 and 1996, as follows:

                                              Gross        Gross     Estimated
                               Amortized   Unrealized   Unrealized      Fair
                                 Cost         Gains       Losses       Value
                                 ------      ------       -------    ---------
December 31, 1997:
     Obligations of U.S.
       government agencies    $  22,196        129          (4)        22,321
     FHLMC Stock                      3        131          ---           134
                                 ------       ----         ----    ----------
                              $  22,199        260          (4)        22,455
                                 ======       ====         ====     =========

December 31, 1996:
     Obligations of U.S.
       government agencies    $  36,092          4        (455)        35,641
     FHLMC Stock                      3         85         ---             88
                                 ------       ----         ----    ----------
                              $  36,095         89        (455)        35,729
                                 ======       ====         ====     =========

The amortized cost and estimated market values of obligations of U.S. government agencies available for sale at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the U. S. government agencies may call the obligations with or without call or prepayment penalties in 1998.

                                                                Estimated
                                                   Amortized       Fair
                                                      Cost        Value
                                                    -------      -------
   Due in one year or less                          $ 1,199        1,195
   Due after one year through five years                997        1,001
   Due after five years through ten years            20,000       20,125
                                                    -------      -------
                                                    $22,196       22,321
                                                    =======      =======


At December 31, 1997, the Company recorded an unrealized gain of $256, net of $87 in deferred taxes, to increase investment securities available for sale to market value. The net unrealized gain of $169 is included as a component of stockholders' equity.

3. Mortgage-Backed Securities:

Mortgage-backed securities available for sale
The Company had mortgage-backed securities available for sale carried at market value, at December 31, 1997 and 1996, as follows:

                                             Gross           Gross         Estimated
                           Amortized       Unrealized      Unrealized       Fair
                             Cost            Gains           Losses         Value
                           --------        --------        ----------      --------
December 31, 1997:
  Collateralized mortgage
    obligations            $     490          ---              (2)             488
  Mortgage pass-through
    certificates              21,730          375            (160)          21,945
                           ---------       --------        --------        --------

                           $  22,220          375            (162)          22,433
                           =========       ========        ========        ========

December 31, 1996:
  Collateralized mortgage
    obligations            $     489          ---              (8)             481
  Mortgage pass-through
    certificates              25,714          316            (215)          25,815
  Real estate mortgage
    investment conduits       10,639          ---             (92)          10,547
                           ---------       --------        --------        --------

                           $  36,842          316            (315)          36,843
                           =========       ========        ========        ========

The amortized cost and estimated market values of mortgage-backed securities available for sale at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from final maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
                                                           Estimated
                                              Amortize       Fair
                                                 Cost        Value
                                              ---------    ---------
   Due in one year or less                    $     229       228
   Due after one year through five years             33        33
   Due after five years through ten years         2,142     2,198
   Due after ten years                           19,816    19,974
                                              ---------    ---------
                                              $  22,220    22,433
                                              =========    =========

At December 31, 1997, the Company recorded an unrealized gain of $213 to increase mortgage-backed securities available for sale to market value. The net unrealized gain, net of deferred taxes, is included as a component of stockholders' equity.

Proceeds and resulting gains realized from the sale of mortgage-backed securities available for sale during the year ended December 31, 1997, were as follows:

                  Gross           Gross           Gross         Net Realized
                Proceeds          Gains           Losses            Loss
                ---------       ---------       ---------       ------------

                $ 10,684          ---              (5)               (5)
                =========       =========       =========       ============

Mortgage-backed securities at amortized cost

As a result of the transfer, during 1995, of mortgage-backed securities from "held to maturity" to "available for sale," the Company had no mortgage-backed securities at amortized cost at December 31, 1997.

4. Loans Receivable:

Loans receivable at December 31 are summarized as follows:

                                                             1997         1996
                                                           --------     --------
   Principal balances of first mortgage loans secured by:
        One-to-four family residences                     $ 224,289      242,185
             Other properties                                32,830       33,007
             Construction loans                               7,275       10,965
                                                           --------     --------
                                                            264,394      286,157
                                                           --------     --------
        Adjustments for:
             Undisbursed portion of construction loans       (1,784)      (5,651)
             Net deferred loan fees, premiums and discounts    (119)         (45)
             Allowance for loan losses                       (3,317)      (1,716)
                                                           --------     --------
                                                             (5,220)      (7,412)
                                                           --------     --------

                        Total first mortgage loans          259,174      278,745
                                                           --------     --------

        Principal balances of consumer and other loans:
                Consumer                                      7,851        3,668
                Commercial                                    3,886        2,244
                Loans on savings deposits                       485          384
                Home improvement loans                           18           31
                Home equity                                   6,906        2,603
                Other                                            16           21
                                                           --------     --------
                                                             19,162        8,951
        Less:
                Allowance for loan losses                      (605)         ---
                Unearned discounts                              ---          (85)
                                                           --------     --------

                      Total consumer and other loans         18,557        8,866
                                                           --------     --------
                                                          $ 277,731      287,611
                                                           ========     ========

   Activity in the allowance for loan losses is summarized as follows for the years ended December 31:
                                                     1997            1996            1995
                                                   --------        --------        --------

        Balance at beginning of year               $  1,716           774            774
        Beginning balance acquisitions                  ---           577            ---
        Provision charged to income                   2,285           399              6
        Charge-offs, net of recoveries                  (79)          (34)            (6)
                                                   --------        --------        --------

        Balance at end of year                     $  3,922         1,716            774
                                                   ========        ========        ========

At December 31, 1997, the Company had four loans that were considered impaired under SFAS No. 114 totaling $3,433. A specific allowance of $1,256 of the outstanding balance has been applied to these loans.

Certain directors, officers, and associates of such persons have loans with the Company. Such loans, which were made in the ordinary course of business, aggregated $711 and $1,445 at December 31, 1997 and 1996, respectively. Activity with respect to such aggregate loans for the two years ended December 31, 1997, consists of the following:

        Balance, December 31, 1995      $   350
                1996 acquisitions           338
                New loans                   949
                Repayments                 (192)
                                        -------
        Balance, December 31, 1996        1,445
                No longer officers         (418)
                New loans                    41
                Repayments                 (357)
                                        -------
        Balance, December 31, 1997       $  711
                                        =======

5. Accrued Interest Receivable:

Accrued interest receivable at December 31 is summarized as follows:

                                        1997      1996
                                      --------  --------

        Investment securities          $  486      728
        Mortgage-backed securities        182      227
        Loans receivable                1,692    1,215
                                       ------    ------
                                       $2,360    2,170
                                       ======    ======


6. Premises and Equipment:

Premises and equipment at December 31 are summarized as follows:

                                             1997     1996
                                           -------  -------

        Land                               $ 1,099   1,099
        Buildings and improvements           3,845   3,789
        Furniture, fixtures and equipment    2,022   1,873
        Auto                                    18      --
                                           -------  -------

                                             6,984   6,761
        Accumulated depreciation            (3,060) (2,807)
                                           -------  -------

                                           $ 3,924   3,954
                                           =======  =======

7. Joint Venture:

The Company is a 50% stockholder, with another local financial institution, in the Springfield-Home Community Reinvestment Corporation (the "Corporation"). The purpose of the Corporation is to underwrite higher risk loans than either stockholder is able to underwrite individually.

As of December 31, 1997, the Company had invested $20 in the Corporation and is accounting for the investment under the cost method. Any additional funding of the Corporation will be based on the relative total assets of the stockholders. The Corporation had a $9 loss for the year ended December 31, 1997 and a $4 loss for the year ended December 31, 1996.


8. Acquisition of Subsidiaries:

On March 29, 1996, the Company completed its acquisition of Mayflower Federal Savings Bank, and on November 12, 1996, the Company completed its acquisition of Seven Hills Savings Association. Both institutions are located in Cincinnati, Ohio and operate in southwestern Ohio and northern Kentucky. The acquisitions have been treated for accounting purposes as purchases. These institutions were merged into Cornerstone Bank in August, 1997.

Details of the acquisition costs are as follows:

                                                 Mayflower       Seven Hills
                                                 ----------      -----------

        Purchase price and related expenses       $  10,149          10,652
                                                 ==========      ===========

        Amount assigned to specific assets
          and liabilities                         $   6,755           9,794
        Amount assigned to goodwill:
                Core deposits                           945             858
                Other                                 2,449             ---
                                                 ----------      -----------

                                                  $  10,149          10,652
                                                 ==========      ===========

The goodwill assigned to core deposit goodwill is being amortized over ten years by the sum-of-the-years method; other goodwill is being amortized over twenty years by the straight-line method.

Goodwill amortization expense for 1997 totalled $425.

The approximate scheduled amortization of goodwill is as follows:

        1998                         $    395
        1999                              362
        2000                              330
        2001                              298
        2002                              267
        2003 and years thereafter       1,929
                                      -------
                                      $ 3,581
                                      =======


Results of operations of the subsidiaries acquired during 1996 are included in the statement of income of the Company since the dates of acquisition. Pro forma (unaudited) results of operations of the Company for 1996 as if the acquisition had taken place at January 1, 1996, are shown in the following schedule:
                                                               Pro Forma
                                              As Reported     (Unaudited)
                                              -----------     -----------

        Interest income                       $  24,160           27,830
        Interest expense                         13,783           16,370
                                              -----------     -----------
                Net interest income              10,377           11,460
        Provision for loan losses                  (399)            (565)
                                              -----------     -----------
                Net interest income after
        provision for loan losses             $   9,978           10,895
                                              ===========     ===========

        Net income                            $   1,062              380
                                              ===========     ===========

9. Deposits:

Deposits at December 31 are summarized as follows:

                     Weighted Average Rate       1997                    1996
                          At December 31,   --------------         ----------------
                               1997         Amount  Percent        Amount   Percent
                            ---------       ------  -------        ------   -------
   Demand and NOW accounts    1.64       $  12,186     4.94        10,074     5.11
   Money market accounts      4.70          37,182    15.06        19,664     8.36
   Passbook savings accounts  2.46          22,115     8.96        27,981    11.90
                                            ------  -------        ------   -------
                                            71,483    28.96        57,719    25.37
                                            ------  -------        ------   -------
   Certificates of deposit:
        0-11 months           5.07          14,750     5.97        18,076     7.69
        12-17 months          5.67          37,025    15.00        41,019    17.44
        18-23 months          5.79          19,361     7.84        17,162     7.30
        24-35 months          6.01          73,163    29.63        56,268    23.93
        36-47 months          6.12          19,339     7.83        28,299    12.03
        48-59 months          5.88           2,995     1.21         6,210     2.64
        60 months and greater 6.33           8,793     3.56         8,450     3.59
                                            ------  -------        ------   -------
                                           175,426    71.04       175,484    74.63
                                            ------  -------       ------    -------
                                         $ 246,909   100.00       233,203   100.00
                                           =======  =======       =======   =======

At December 31, 1997, scheduled maturities of certificates of deposit are as follows:

        Within 1 year          $ 83,104
        1 to 3 years             88,605
        3 to 5 years              3,218
        Over 5 years                499
                              ---------
                              $ 175,426
                              =========

Certificates of deposit with balances of one hundred thousand dollars or more totaled $22,934 and $11,424 at December 31, 1997 and 1996, respectively.

Interest expense on deposits for the years ended December 31 is summarized as follows:

                                              1997      1996      1995
                                             ------    ------    ------
        Money market accounts                 1,224      361       202
        Passbook savings accounts               638      653       687
        Demand and NOW accounts                 256       63        75
        Certificates of deposit              10,100    8,183     5,277
                                             ------    ------    ------
                                          $  12,218    9,260     6,241
                                             ======    ======    ======
46

10. Fair Values of Financial Instruments:

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

The estimated fair values of the Company's instruments at December 31 are as follows:

                                                                       1997                       1996
                                                               ---------------------     --------------------
                                                                Carrying        Fair     Carrying        Fair
                                                                 Amount        Value      Amount        Value
                                                               --------      -------     --------    --------
   Financial assets:
        Cash and interest bearing deposits                     $ 31,239       31,239       15,611      15,611
        Investment and mortgage-backed
            securities                                           44,888       44,888       72,572      72,572
        Loans receivable                                        277,731      283,349      287,611     287,827
        Accrued interest receivable                               2,360        2,360        2,170       2,170
        Investment in FHLB stock                                  6,470        6,470        5,862       5,862
   Financial liabilities:
        Deposits                                                246,909      247,504      233,203     234,629
        Advances from FHLB                                       68,339       68,337      102,602     102,332
   Unrecognized financial instruments:
        Commitments to originate loans                            8,328        8,328        5,357       5,357

While these estimates of fair value are based on management's judgment of appropriate factors, there is no assurance that, were the Company to have disposed of such items at December 31, 1997 and 1996, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1997 and 1996 should not necessarily be considered to apply at subsequent dates.

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

Pension plan

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

Expense for shares committed to be allocated during 1997, 1996 and 1995 was $379, $324, and $301, respectively. The status of ESOP shares at December 31, 1997 is as follows:

                                                Shares
                                                -------
   Allocated (including shares withdrawn)       37,195
   Committed to be allocated                    14,878
   Unearned                                     96,708
                                                -------
      Total                                    148,781
                                                =======

The market value of unearned shares at December 31, 1997 was $2,599.

401(k) profit sharing plan

The 401(k) profit sharing plan became effective on January 1, 1996. Participants may elect to contribute up to 15% of compensation each year, subject to dollar limits. The Company will match 50% of the amount contributed up to 6% of compensation. $35 was expensed under the plan in 1997; $16 was expensed in 1996.

Non-qualified deferred compensation plan

On October 19, 1995, the Board of Directors voted to establish a non-qualified deferred compensation plan for all employees who meet certain service requirements. Eligible employees may contribute up to 15% of compensation. The company will match 50% of the amount contributed (up to 6% of compensation deferred) for participants with up to ten years of service or 62.5% of the amount contributed (up to 8% of compensation deferred) for participants with ten or more years of service. The Deferred Compensation Plan became effective January 1, 1996.

No expense was incurred for 1997. There were no participants at December 31, 1997.

Stock option and incentive plan

On January 31, 1995, the shareholders approved an Incentive Stock Option Plan. Under the provisions of the Plan, 264,500 shares have been allocated for non-qualified and incentive stock options to be granted to directors and selected employees. Grantees are awarded 10-year options to acquire shares at the market price on the date the option is granted in five equal annual installments commencing one year after the date of the grant.

In April, 1997, shareholders approved conversion of Seven Hills stock options to Western Ohio Financial Corporation options. Accordingly, 43,057 options to purchase stock in Western Ohio Financial Corporation at a price of $11.47 per share were issued.

Activity regarding stock options is summarized as follows:

                                                            Number of Shares
                                                       ------------------------
                                                        1997              1996
                                                       -------          -------
   Options Granted:
        Beginning of year                              236,271          236,271
        Additional granted                              77,057              ---
                                                       -------          -------
        End of year                                    313,328          236,271
                                                       =======          =======

   Options Exercised or Expiring:
        Beginning of year                                9,000              ---
        Additional exercised                           107,961            3,000
        Expired                                          6,000            6,000
                                                       -------          -------
        End of year                                    122,961            9,000
                                                       =======          =======

   Options Outstanding at End of Year                  190,367          227,271
                                                       =======          =======

   Exercisable in 1998                                 102,099
                                                       =======

   Option Price per Share                         $11.47-21.25
                                                  ============

   Shares available for future grants
        at December 31, 1997                             6,229
                                                       =======
50

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

                                                   1997    1996    1995
                                                  ------  ------- ------
   Net income:
        As reported                               $ 183    1,062   2,893
        Additional compensation cost                178       88      88
                                                  ------  ------- ------
        Pro forma                                 $   5      974   2,805
                                                  ======  ======= ======

   Earnings per share:
        As reported:
                Basic                             $0.08     0.47    1.18
                Diluted                            0.08     0.46    1.15
        Pro forma
                Basic                               ---     0.43    1.14
                Diluted                             ---     0.42    1.12

The estimated fair value of options granted was calculated by the Black-Scholes method. Assumptions used in the calculations are as follows:

   Risk-free interest rate      U.S. Treasury Strips rate on dates of grants
                                which ranged from 6.12% to 7.24%

   Expected life                Life of the options which is ten years

   Expected volatility          0.05% to 0.17% based on the history of prices
                                since conversion

   Expected dividends           $1 per share

   Management recognition plan

On January 31, 1995, the shareholders approved the Management Recognition
Plan. Under the provisions of the Plan, 105,800 shares have been allocated for awards to directors and selected officers of the company. At December 31, 1997, 57,849 shares have been awarded under the plan at a total cost of $1,307. The cost of awards, measured by the market value of the shares awarded at the dates of the grants, is being amortized over the sixty-month vesting periods from the dates of the grants. $444 and $247 were amortized to expense in 1997 and 1996, respectively. Grantees have all the benefits of shareholders, including the right to receive dividends, except for certain restrictions on the transferability of the shares.

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

12. Advances From the Federal Home Loan Bank:

Advances from the Federal Home Loan Bank consist of the following:

                                          Current
                                      Weighted Average
                                        Interest Rate         1997         1996
                                       --------------        ------       ------
Fixed rate advances, with monthly
  interest payments, principal due in:

                1997                        5.90%          $    ---       37,254
                1998                        5.93%            43,540       25,500
                1999                        5.50%            20,000       20,000
                2000                        6.45%             1,000          ---
                2001                        8.35%               340          340
                                                            -------     --------
                                                             64,880       83,094
                                                            -------     --------
Variable rate advances, with monthly
  interest payments, principal due in:

                1997                        5.85%               ---       11,007
                1998                        6.80%               ---        4,000
                2000                        6.10%               ---        1,000
                                                            -------     --------
                                                                ---       16,007
                                                            -------     --------
Fixedrate advances, with monthly
  principal and interest payments, final
  principal due in:

                2003                        5.89%               421          428
                2004                        7.01%             2,730        2,761
                2005                        7.17%               308          312
                                                            -------     --------
                                                              3,459        3,501
                                                            -------     --------
                                                          $  68,339      102,602
                                                           ========     ========
Principal payments due in the five
  years from December 31, 1997
  are detailed as follows:

                1998                                      $  43,588
                1999                                         20,050
                2000                                          1,055
                2001                                            398
                2002                                             64
                Thereafter                                    3,184
                                                            -------
                                                          $  68,339
                                                            =======

Pursuant to a collateral agreement with the Federal Home Loan Bank (FHLB), advances are secured by all stock owned in the FHLB and qualifying first mortgage loans totaling 150% of the advanced balance.

Interest expense on borrowed funds for the years ended December 31, 1997, 1996, and 1995 was $5,716, $4,523, and $793, respectively.

13. Income Taxes:

Income tax expense for the years ended December 31 is summarized as follows:

                                              1997       1996    1995
                                             ------    ------  ------
   Current                                    $ 630       686   1,378
   Deferred                                    (472)       21     129
                                             ------    ------  ------
                                             $  158       707   1,507
                                             ======    ======  ======

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to income before income taxes and cumulative effects of changes in accounting principles as a result of the following:
                                              1997      1996     1995
                                             ------   ------   ------
   Expected income tax expense at
        federal tax rate                     $ 116      601     1,496
   Dividend exclusion                          (17)      (1)       (2)
   Amortization of intangible assets           145       81       ---
   Other permanent differences                 (86)      26        13
                                             ------   ------   ------
                                             $ 158      707     1,507
                                             ======   ======   ======

Temporary differences that gave rise to deferred income tax assets and liabilities at December 31, 1997 and 1996, were as follows:

                                                             1997                             1996
                                                    ------------------------        ------------------------
                                                    Deferred        Deferred        Deferred        Deferred
                                                      Tax             Tax              Tax            Tax
                                                     Assets        Liability        Assets         Liability
                                                    -----------   ----------        --------      ----------
   FHLB stock dividends not taxable                 $      ---        699             ---            453

   Basis adjustments for investments
        and mortgage-backed securities
        available for sale                                 ---        159             136            ---

   Basis difference for intangible assets                  ---         17               2            105

   Amortization of discounts on loans
        acquired in reciprocal loan sale                   ---         15             ---             16

   Loan loss reserve not currently deductible            1,094        ---             416            ---

   Adjustment for former use of cash basis
        accounting method for income tax
        reporting                                          ---         99             ---            100

   Deferred loan fees previously included
        in taxable income                                  ---         20               3            ---

   Depreciation differences for income tax reporting       ---         57             ---             19

   Director deferred compensation and
        management recognition plan
        expense not currently deductible                   144        ---             131            ---
                                                    ----------    ----------        --------       ----------

                                                       $ 1,238      1,066             688            693
                                                    ==========    ==========        =========      ==========

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

Retained earnings at December 31, 1997 and 1996, include approximately
$8,709, for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,111 at December 31, 1997 and 1996.

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

During 1997 and 1996, the Company reacquired 16,500 and 188,112 shares of its common stock, respectively. Management intends to use the reacquired shares to fund the Management Recognition Plan and Stock Option Plan.

15. Earnings Per Share:

Reconciliation of shares used in calculating earnings per share data is as follows:

                                             Income          Shares          Per Share
                                           (Numerator)     (Denominator)      Amount
                                           -----------     -------------     ---------
   1997
   ----
        Basic earnings per share:
                Net income                    $ 183          2,232,290          0.08
        Effect of dilutive securities:
                Options                         ---             46,993          0.00
                                               -----         ---------        ------
        Diluted earnings per share:
                Net income plus assumed
                  conversions                 $ 183          2,279,283          0.08
                                               =====         =========        ======
   1996
   ----
        Basic earnings per share:
                Net income                  $ 1,062          2,254,598          0.47
        Effect of dilutive securities:
                Options                         ---             41,991         (0.01)
                                              -----          ---------        ------
        Diluted earnings per share:
                Net income plus assumed
                  conversions               $ 1,062          2,296,589          0.46
                                              =====          =========        ======

   1995
   ----
        Basic earnings per share:
                Net income                   $ 2,893        2,452,495           1.18
        Effect of dilutive securities:
                Options                          ---           56,949          (0.03)
                                               -----        ---------          ------
        Diluted earnings per share:
                Net income plus assumed
                  conversions                $ 2,893        2,509,444           1.15
                                               =====        =========         ======

16. Summarized Financial Information of the Parent Company:

The following condensed financial statements of the financial condition of Western Ohio Financial Corporation as of December 31, 1997 and 1996 and the condensed statements of operations and cash flows for the years ended December 31, 1997 and 1996 should be read in conjunction with the consolidated financial statements and notes thereto.

Western Ohio Financial Corporation
Statements of Financial Condition

                                                         1997            1996
                                                      ----------      ---------
   Assets:
        Cash and cash equivalents                     $   2,762         4,959
        Investment in Banking Subsidiaries               45,804        49,721
        Investment in West Central Mortgage
          Services, Inc.                                     37            --
        Deferred federal income taxes                        --            75
        Prepaid expenses and other assets                    67            10
        Prepaid taxes                                       190            --
        Intercompany receivables                          5,864           375
                                                      ----------      ---------
                        Total Assets                  $  54,724        55,140
                                                      ==========      =========

   Liabilities:
        Federal income taxes payable                  $      --            64
        Accrued expenses and other liabilities              124         1,028
                                                      ----------      ---------
                                                            124         1,092
                                                      ----------      ---------

   Stockholders' equity:
        Common stock $.01 par value, 7,250,000
          shares authorized and 2,645,000
          shares issued                                      26            26
              Additional paid in capital                 40,458        41,158
        Unrealized gain (loss) on available for
          sale securities (net of income taxes)             309          (242)
        Unallocated shares held by employee stock
          ownership plan                                 (1,547)       (1,785)
        Deferred MRP expense                               (396)         (764)
        Retained earnings                                21,198        23,234
                                                      ----------      ---------
                                                         60,048        61,627
        Treasury stock                                   (5,448)       (7,579)
                                                      ----------      ---------
                                                         54,600        54,048
                                                      ----------      ---------
          Total Liabilities and Stockholders' Equity  $  54,724        55,140
                                                      ==========      =========
56

   Statements of Income
                                                            1997          1996
                                                         ----------    ---------
   Interest income:
        Interest from loan to subsidiary for funding of
          employee stock ownership plan                  $  123           143
        Other                                                75           357
                                                         ----------    ---------
                                                            198           500
   Non-interest income                                       22            78
   Dividends from subsidiaries                            5,002        15,500
                                                         ----------    ---------
                                                          5,222        16,078
   Non-interest expenses                                   (728)         (805)
                                                         ----------    ---------

                        Income before income taxes        4,494        15,273
   Provision for income tax benefit                         157            76
                                                         ----------    ---------
                        Net Income before equity in
                          subsidiary earnings             4,651        15,349
   Excess of dividends over net income of subsidiaries   (4,468)      (14,287)
                                                         ----------    ---------
                        Net Income                       $  183         1,062
                                                         ==========    =========




   Statements of Cash Flows
                                                            1997          1996
                                                         ----------    ---------
   Cash flows from operating activities:
        Net income                                       $  183         1,062
        Adjustments to reconcile net income to net
                cash provided by operating activities:
                        Gain on sale of investments         ---           (54)
                        Excess of dividends over equity
                         in subsidiary earnings           4,468        14,287
                        ESOP and MRP expense not
                         requiring cash                     544           566
        Change in:
                Other assets                               (172)           63
                Other liabilities                          (968)          927
                                                       ----------      ---------
                        Net cash provided by operating
                         activities                       4,055        16,851
                                                       ----------      ---------

   Cash flows from investing activities:
        Investment in subsidiaries                          (37)      (19,488)
        Proceeds from sale of investments                   ---         2,915
        Intercompany advance                             (5,489)         (152)
                                                       ----------      ---------
                        Net cash provided (used) by
                         investing activities            (5,526)      (16,725)
                                                       ----------      ---------

   Cash flows from financing activities:
        Dividends paid                                   (2,219)       (2,275)
        Treasury shares acquired                           (370)       (4,129)
        Stock options exercised                           1,863           ---
                                                       ----------      ---------
                        Net cash used by financing
                         activities                        (726)       (6,404)
                                                       ----------      ---------

   Net decrease in cash and cash equivalents             (2,197)       (6,278)
   Cash and cash equivalents:
        Beginning                                         4,959        11,237
                                                       ----------      ---------
        Ending                                         $  2,762         4,959
                                                       ==========      =========

   Supplemental information:
                Income taxes paid                      $    ---           ---
                                                       ==========      =========

17. Regulatory Capital Requirements:

In connection with the insurance of its deposits by the Federal Deposit Insurance Corporation, the Bank is required to maintain certain minimum capital requirements. If the Bank fails to meet its minimum capital requirements in the future, the Office of Thrift Supervision may take such action as it deems appropriate to protect the deposit insurance fund, the Bank and its depositors and investors. Such action may include various regulatory actions to limit the Bank's operations.

The following is a summary of the Bank's consolidated regulatory capital and ratios at December 31, 1997:

                                   Amount          %
                                 ---------       -----
   Tangible capital:
        Banks'                   $  41,897       11.4
        Requirement                  5,507        1.5
                                 ---------       -----
        Excess                   $  36,390        9.9
                                 =========       =====

   Core capital:
        Banks'                   $  41,897       11.4
        Requirement                 11,014        3.0
                                 ---------       -----
        Excess                   $  30,883        8.4
                                 =========       =====

   Risk-based capital:
        Banks'                   $  44,330       21.6
        Requirement                 16,409        8.0
                                 ---------       -----
        Excess                   $  27,921       13.6
                                 =========       =====

A reconciliation of the Bank's consolidated capital in accordance with generally accepted accounting principles (GAAP) and regulatory capital is as follows at December 31, 1997:

   Stockholders' equity per financial statements                     $   54,600
                                                                       --------
   Parent company's equity not available for regulatory purposes:
                Equity of parent company                                (49,027)
                Less investment in subsidiaries                          40,230
                                                                       --------
                                                                         (8,797)

   Unamortized mortgage servicing rights                                    (40)
   Acquisition goodwill                                                  (3,557)
   Unrealized loss on securities available for sale                        (309)
                                                                       --------

   Total tangible and core capital                                       41,897
   Allowance for loan losses as defined                                   2,433
                                                                       --------
   Total risk based capital                                          $   44,330
                                                                       ========
58

18. Commitments and Contingencies:

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements. The principal commitments of the Company are as follows:

Loan commitments and commitments to extend credit

At December 31, 1997, the Company had outstanding firm commitments to originate loans and extend credit as follows:

                                 Fixed   Variable
                                  Rate     Rate      Total
                                -------  --------   --------
   First mortgage loans        $    32    1,230      1,262
   Consumer and other loans      1,057      ---      1,057
   Commitments to extend credit:
        Home equity               ---     3,413      3,413
        Commercial                ---     2,596      2,596
                                -------  --------   --------
                               $ 1,089    7,239      8,328
                                =======  ========   ========

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

19. Selected Quarterly Financial Data (Unaudited):

Selected quarterly financial data are presented below for the quarters ending December 31, 1997 and 1996. Year-end reclassifications have not been reflected.


                                                                1997
                                            -------------------------------------------------
                                           March 31     June 30    September 30    December 31
                                           ---------    -------    ------------    -----------
   Total interest income                   $   7,114      7,414        7,450          7,061
   Total interest expense                      4,431      4,548        4,591          4,364
                                           ---------    -------    ------------    -----------

   Net interest income                         2,683      2,866        2,859          2,697
   Provision for losses                           67         43          246          1,929
                                           ---------    -------    ------------    -----------

   Net interest income after
        provision for losses                   2,616      2,823        2,613            768

   Total non-interest income                     267        132          207            386
   Total non-interest expenses                (2,323)    (2,226)      (2,688)        (2,234)
                                           ---------     -------   ------------    -----------

   Income before income tax expense              560        729          132         (1,080)

   Income tax expense (benefit)                  228        277           72           (419)
                                           ---------     -------   ------------    -----------

                Net income (loss)          $     332        452           60           (661)
                                           =========     =======   ============    ===========

   Earnings (loss) per share:
        Basic                              $    0.15       0.21         0.03          (0.31)
        Diluted                                 0.15       0.20         0.03          (0.28)

   Market range:
        High bid                           $      22 3/4     22  1/4      27 1/8         30 5/8
        Low bid                            $      21         21           21 1/4         24 1/4


                                                                          1996
                                                    ---------------------------------------------------
                                                    March 31     June 30    September 30    December 31
                                                    ---------    -------    ------------    -----------
   Total interest income                            $  4,505      5,868        6,491           7,296
   Total interest expense                              2,392      3,462        3,746           4,183
                                                    ---------    -------    ------------    -----------

   Net interest income                                 2,113      2,406        2,745           3,113
   Provision for losses                                   80         64          195              60
                                                    ---------    -------    ------------    -----------

   Net interest income after
        provision for losses                           2,033      2,342        2,550           3,053

   Total non-interest income                              23        131          310 (1)          86
   Total non-interest expenses                        (1,576)    (1,937)      (3,098)(2)      (2,148)
                                                    ---------    -------    ------------    -----------

   Income before income expense                          480        536         (238)            991

   Income tax expense (benefit)                          200        184          (71)            394
                                                    ---------    -------    ------------    -----------

                Net income (loss)                   $    280        352         (167)            597
                                                    =========    =======    ============    ===========

   Earnings per share:
        Basic                                       $   0.12       0.15        (0.07)           0.27
        Diluted                                         0.12       0.15        (0.07)           0.26

   Market range:
        High bid                                    $     24         23 3/4       23              21 3/4
        Low bid                                     $     21 1/4     22 1/4       19 1/2          19 1/2


   (1) Third quarter earnings include $234 gain from sale of investments.
   (2) Third quarter expenses include special SAIF assessment of $1.1 million.



Board of Directors of Western Ohio Financial Corporation and Cornerstone Bank
        David L. Dillahunt      Senior Vice President, Advest, Inc.
        John W. Raisbeck        President and Chief Executive Officer, Cornerstone Bank
        Carl E. Mumma           Senior Member, Mumma and Mumma Realty
        Howard V. Dodds         President, Howard's Foods, Inc.
        John E. Field           President, Wallace & Turner, Inc.
        Jeffrey L. Levine       President, Larry Stein Realty and Levine Realty Company
        William N. Scarff       President, Scarff's Nursery, Inc. and Scarff's Land Company

Officers of Western Ohio Financial Company

        John W. Raisbeck        President and Chief Executive Officer
        John T. Heckman         Executive Vice President
        Gary L. Hicks           Executive Vice President
        Robert P. Brezing       Senior Vice President
        Thomas A. Estep         Vice President, Treasurer and Chief Financial Officer
        Suzanne E. Moeller      Corporate Secretary

Officers of Cornerstone Bank

        John W. Raisbeck        President and Chief Executive Officer
        John T. Heckman         Executive Vice President, Operations and Administration
        Gary L. Hicks           Executive Vice President, Mortgage Lending
        Robert P. Brezing       Senior Vice President, Business Banking
        Thomas A. Estep         Vice President, Treasurer and Chief Financial Officer
        Suzanne E. Moeller      Corporate SecretaryAnnual Report on Form 10-K

Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available without charge upon request to:
Investor Relations, Western Ohio Financial Corporation, 28 East Main Street, P.O. Box 509, Springfield, Ohio 45501-0509, (937)325-9994.

Annual Meeting

The Annual Meeting of Shareholders of Western Ohio Financial Corporation will be held at 9:00 AM on Tuesday, April 28, 1998 at the Clark State Performing Arts Center, Turner Studio, 300 South Fountain Avenue, Springfield, Ohio 45502.

Transfer Agent

American Securities Transfer and Trust, Inc. serves as the transfer agent for Western Ohio Financial Corporation's shares. Communications regarding change of address, transfer of shares, and lost certificates should be sent to:
American Securities Transfer & Trust, Inc., Suite 101, 938 Quail Street, Lakewood, CO 80215-5513.

Legal Counsel

Local Counsel

Martin Browne Hull & Harper
1 South Limestone Street
Springfield, OH 45502

Special Counsel

Silver, Freedman & Taff, L.L.P.
1100 New York Avenue N.W.
Washington D.C. 20005


Market Makers

The Chicago Corporation
208 La Salle Street
Chicago, IL 60604
(315)855-7600

S.J. Wolfe & Co.
32 North Main Street
Suite 647
Dayton, OH 45402
(937)223-1626

Everen Securities, Inc.
77 West Wacker Dr.
Chicago, IL 60601
(312)574-6000

Sandler O'Neill & Partners, L.P.
2 World Trade Center
104th Floor
New York, NY 10048
(212)466-7744

Advest, Inc.
One Commercial Plaza
280 Trumbull Street
Hartford, CT 06103
(203)525-1421

Friedman Billings Ramsey & Co.
Potomac Tower
18th Floor
1001 19th Street North
Arlington, VA 22209
(703)312-9600

Keefe, Bruyette & Woods, Inc.
2 World Trade Center
85th Floor
New York, NY 10048
(212)323-8300


To learn more about Cornerstone Bank's services, call 1-800-600-1884

We invite you to call on Cornerstone Bank for your personal and business banking needs. For more information about our various banking and financial services, call or visit any Cornerstone Bank branch, or call 1-800-600-1884.

63