Form 10-K, Exhibit 13
period 1998-12-31
WESTERN OHIO FINANCIAL CORP
filed 1999-03-31
CIK 920769

MARKET PRICE OF WESTERN OHIO FINANCIAL CORPORATION'S
COMMON SHARES AND RELATED SHAREHOLDER MATTERS


     There were 2,029,204 common shares of WOFC outstanding, excluding unearned employee benefit plan shares, on December 31, 1998, held of record by approximately 722 registered shareholders and 1,700 beneficial holders behind brokers, banks, and depositories. Price information with respect to WOFC's common shares is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System. The Wall Street Journal publishes daily trading information for our stock under the abbreviation "WstrnOHFnl" in the National Market Listing.


                            Fiscal Year 1998           Fiscal Year 1997
                        Low     High    Dividend    Low     High    Dividend
                       -----  --------- --------   -----  --------- ---------

First quarter          $25.00  $27.75   $ .25     $21.00   $22.75    $ .25
Second quarter          24.75   27.00     .25      21.00    22.25      .25
Third quarter           19.75   25.25     .25      21.25    27.13      .25
Fourth quarter          19.75   23.38     .25      24.25    30.63      .25


The Company has repurchased shares and intends to continue to repurchase shares in order to enhance shareholder value. During 1998, the Company repurchased 277,500 shares and 16,500 in 1997. The Company is no longer subject to quantitative regulatory limitations imposed by the Office of Thrift Supervision ("OTS") on stock repurchases and intends to continue repurchases of stock.


                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                            December 31,
                                       ----------------------------------------------------
                                          1998      1997       1996       1995      1994
                                       ---------  ---------  ---------  --------  ---------
                                                        (In Thousands)

Selected Financial Condition Data:


Total assets                           $ 327,728  $ 371,988  $ 392,765  $ 231,387 $ 185,670
Loans and loans held for sale, net       234,812    277,731    287,611    150,476   104,269
Cash and cash equivalents                 13,854     31,239     15,611     17,605    19,951
Mortgage-backed securities                50,044     22,433     36,843     45,719    40,533
Securities                                15,402     22,455     35,729     12,039    16,889
Deposits                                 192,966    246,909    233,203    139,129   117,529
Borrowed funds                            85,252     68,339    102,602     31,528     3,689
Total stockholders' equity                47,594     54,600     54,048     59,668    63,358

Selected Operations Data:

Total interest income                  $  25,856  $  29,039   $ 24,160   $ 14,809  $ 12,445
Total interest expense                    15,992     17,934     13,783      7,034     5,178
                                       ---------  ---------   --------   --------  --------
Net interest income                        9,864     11,105     10,377      7,775     7,267
Provision for loan losses                   (363)     2,285        399          6       ---
                                       ---------  ---------   --------   --------  --------
Net interest income after pro-
 vision for loan losses                   10,227      8,820      9,978      7,769     7,267

Non-interest income:
 Loan fees and service charges             1,005        650        156         60        53
 Gain on sales of loans,
  mortgage-backed securities
  and securities                             652        311        340      1,207         2
 Gain on sale of branches                  2,054        ---        ---        ---       ---
 Other non-interest income                   (22)        31         54        713        17
                                       ---------   --------   --------    -------  --------

Total non-interest income                  3,689        992       550       1,980        72
Total non-interest expense                 9,757      9,471     8,759       5,349     3,346
Income before income taxes and
   cumulative effect of accounting
   changes                                 4,159        341     1,769       4,400     3,993
Income tax expense                         2,864        158       707       1,507     1,366
                                       ---------   --------   -------     -------  --------

Net income                             $   1,295   $    183   $ 1,062    $  2,893  $  2,627
                                       =========   ========    ======    ========  ========




SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                               December 31,
                                           -----------------------------------------------
                                           1998         1997      1996     1995      1994
                                           ----         ----      ----     ----      ----

Selected Financial Ratios and Other Data:

Performance Ratios:
 Return on assets (ratio of net income to
  average total assets)                    0.36%        0.05%     0.33%    1.42%    1.53%
 Interest rate spread information:
 Average during year                       2.40         2.42      2.42     2.65     3.62
   End of year                             2.55         2.31      2.23     2.05     3.27
   Net interest margin                     2.91         2.95      3.26     4.01     4.40
 Ratio of operating expense to
  average total assets                     2.69         2.39      2.72     2.63     1.95
 Return on retained earnings (ratio of
  net income to average equity)            2.42         0.34      2.00     4.72     7.92

Quality Ratios:
 Non-performing assets to total assets at
  end of year                              1.39         0.54      0.52     0.01     0.04
 Allowance for loan losses to
  non-performing loans                    70.47       196.59     83.95   255.45 1,032.00
 Allowance for loan losses to total
  loans, net                               1.39         1.41      0.60     0.51     0.74
 Allowance for loan losses to
  classified assets                       68.89       130.08     73.74    87.66   110.73

Capital Ratios:
 Total equity to total assets at end
  of year                                 14.52        14.67     13.76    25.79    34.13
 Average equity  to average assets        14.80        13.44     16.50    30.07    19.31
 Ratio of average interest-earning assets
  to average interest-bearing liabilities  1.11x        1.11x     1.19x    1.37x    1.25x

Per Share Data:
 Earnings per share-Basic                   0.60        0.08      0.47    1.18     0.42
 Earnings per share-Diluted                 0.58        0.08      0.46    1.15     0.42
 Dividend payout ratio                      1.67       12.50      2.13    0.85     0.30
 Book value per share                      23.45       22.91     23.48   25.27    25.32

Number of full service offices                 6       10        10       5        5

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL

As a  unitary  savings  and  loan  association  holding  company,  Western  Ohio
Financial Corporation ("the Company" or "WOFC"), holds Cornerstone Bank ("Cornerstone"), whose principal business has traditionally consisted of attracting deposits from the general public, and making loans secured by residential real estate. Cornerstone's profitability and consequently the Company's profitability is primarily dependent upon its net interest income, which is the difference between interest income on its loan and investment portfolio and interest paid on deposits and other borrowed funds. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. Cornerstone's profitability is also affected by the provisions for loan losses and the level of non-interest income and expense. Non-interest income consists primarily of service charges and other fees, gains (losses) on sales of securities and other assets and income from real estate operations. Non-interest expense includes salaries and employee benefits, real estate operations, occupancy of premises, federal deposit insurance premiums, franchise taxes, data processing expenses and other operating expenses. In October 1997, the Company incorporated another subsidiary, West Central Mortgage Services, Incorporated, ("West Central"). The primary business of West Central is to engage in mortgage banking activities.

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

The Company offers a range of customer services and products, including deposit accounts and loans with a special emphasis on one-to-four family mortgage lending and, to a lesser extent, multi-family and commercial real estate lending. Smaller portions of the Company's loans receivable consist of construction, commercial and consumer loans. Management has expanded and intends to continue to expand its consumer lending portfolio by soliciting its existing customer base and has initiated efforts to solicit commercial loans.

Management and the Board of Directors of the Company have sought to enhance shareholder value by repurchasing outstanding shares.


FORWARD-LOOKING STATEMENTS


When used in this document, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projected," or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Bank's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Bank's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Factors listed above could affect the Company's financial performance and could cause actual results for future periods to differ materially from any statements expressed with respect to future periods.

The Company does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

ANALYSIS OF FINANCIAL CONDITION

Total assets of the Company decreased $44.3 million in the year ending December 31, 1998, from $372.0 million in 1997 to $327.7 million in 1998. This decrease of 11.9% was reflective of reductions in cash and cash equivalents, securities and loans receivable. Cash and cash equivalents decreased $17.4 million from $31.2 million at December 31, 1997, to $13.8 million at December 31, 1998. Securities decreased $7.1 million from $22.5 million at December 31, 1997, to $15.4 million at December 31, 1998. The primary reason for the reduction in cash, cash equivalents and securities was to fund the sale of the branch deposits related to management's decision to exit the Cincinnati market and dispose of all four branch locations in the Cincinnati area.

Net loans and loans held for sale decreased from $277.7 million at December 31, 1997, to $234.8 million at December 31, 1998, a decrease of $42.9 million, or 15.5%. The decrease was primarily the result of customers refinancing loans due to lower rates, and the Company selling new fixed-rate mortgage loans to the secondary market. Partly offsetting the decrease in net loans, the Company increased its investment in mortgage-backed securities $27.6 million to $50.0 million at December 31, 1998, from $22.4 million at December 31, 1997.

Liabilities decreased from $317.4 million at December 31, 1997, to $280.1 million at December 31, 1998, a decrease of $37.3 million, or 11.7%. The primary reason for the reduction in total liabilities was the sale of approximately $84.4 million of deposits associated with the four branches in the Cincinnati area. Despite the sale of deposits, deposits increased during 1998 by $30.4 million as a result of continued aggressive advertising and competitive pricing. For the year, deposits decreased $53.9 million, or 21.8%, to $193.0 million at December 31, 1998, from $246.9 million at December 31, 1997. Offsetting the deposit decrease, the Company increased advances from the Federal Home Loan Bank of Cincinnati ("FHLB") $16.9 million, or 24.7%, from $68.3 million at December 31, 1997, to $85.2 million at December 31, 1998. Rates on advances drawn during the year ranged from 4.52% to 5.52%. The nature of these advances was to replace a portion of the deposits sold in the Cincinnati area. At December 31, 1998, all advances were fixed-rate. The above mentioned advances are secured by a blanket pledge of mortgages to the FHLB and are not tied to specific securities or mortgages.

Total equity decreased $7.0 million, or 12.8%, primarily due to the $6.6 million net repurchase of shares during 1998. Earnings of $1.3 million less dividends of $2.1 million decreased retained earnings by $0.8 million in 1998. The Company is no longer subject to regulatory limitations on stock repurchases and intends to continue modest repurchases of stock.

COMPARISON OF RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

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

GENERAL. Net income for the year ended December 31, 1998, was $1.3 million, an increase of $1.1 million compared to the year ended December 31, 1997. The increase was primarily the result of a decrease in the provision for loan losses, an increase in non-interest income due to a net gain on sale of branches, and increases in service fees offset in part by a decrease in net interest income and an increase in provision for income taxes primarily due to the gain on sale. The provision for the year ended December 31, 1998, was a reversal of $363,000, a decrease of $2.6 million compared to the year ended December 31, 1997, which reflected a provision of $2.3 million. Net interest income decreased $1.2 million from $11.1 million to $9.9 million, or 11.2%, primarily as a result of a combination of lower volumes of average interest-earning assets partially offset by lower volumes of interest-bearing liabilities. Non-interest income increased $2.7 million as a result of increased deposit account service fees and net gain before taxes on sale of the Cincinnati area deposits. For the year ended December 31, 1998, non-interest income also included a $307,000 gain from the sale of securities. Non-interest expense increased $286,000, from $9.5 million at December 31, 1997, to $9.8 million at December 31, 1998, primarily due to additional expenses of $301,000 related to exiting the Cincinnati area. Income taxes increased $2.7 million from $158,000 at December 31, 1997, to $2.9 million at December 31, 1998, as a result of higher income and the tax effect of intangible asset disposition associated with the Cincinnati area branch closing.

INTEREST INCOME. Total interest income decreased $3.2 million or 11.0% for the year ended December 31, 1998, compared to the prior year. This decrease is chiefly due to the lower volume of interest earning assets. This lower volume is due mostly to customer refinancing of loans during the year due to lower mortgage rates. Interest income from loans decreased $3.4 million as a result of the decreased volume. Interest from securities and other sources rose by $221,000 primarily due to additional volumes generated to fund the deposit sale.

INTEREST EXPENSE. Total interest expense decreased $1.9 million or 10.8% for the year ended December 31, 1998, compared to the prior year. The decrease was due primarily to a lower average volume of borrowings. Interest on deposits increased $217,000 or 1.8% for the year ended December 31, 1998, compared to the prior year. Interest on borrowings decreased $2.2 million or 37.8% over the prior year due primarily to lower volumes.

PROVISION FOR LOAN LOSSES. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses and any specific losses applied to that allowance. During the year ended December 31, 1998, the provision for loan loss was $(363,000). This is a change of $2.6 million from a $2.3 million provision during the prior year. In 1997, management identified losses and increased its provision for several problem loans during the fourth quarter of 1997. These loans were primarily of a commercial nature. Based on satisfactory resolution of one of the problem loan situations, actual problem loan activity, net charge-offs of $359,000 and continued review, management estimated a $363,000 reduction in the loan loss provision was reasonable. Management believes that the total allowance of $3.2 million on total assets of $328 million and total loans of $231 million at December 31, 1998, is adequate given the area economic conditions and its loan portfolio composition. At December 31, 1998, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans.

The Company will continue to review its allowance for loan losses and make further allowances as economic and asset quality conditions dictate. Although the Company maintains its allowance for loan losses at a level that it considers to be adequate to provide for probable losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the OTS and the Federal Deposit Insurance Corporation ("FDIC"), which can order the establishment of additional or specific allowances.

NON-INTEREST INCOME. Non-interest income increased from $992,000 in 1997 to $3.7 million in 1998. This increase is due primarily to additional deposit account service fees and net gain before taxes on sale of the Cincinnati area branches. Deposit account service fees increased $355,000 as management continues to actively increase fee income resulting from deposit activity.

During 1998, management determined the branch investment in the Cincinnati area was not in line with the Company's long-term goals. As a result, the Company sold the Cincinnati area deposits and closed or sold four branches. The net gain on the sale of deposits and branches was $2.1 million before taxes.

NON-INTEREST EXPENSE. Total non-interest expense increased 3.0% in 1998, from $9.5 million in 1997 to $9.8 million. The increase is primarily the result of additional personnel costs of approximately $169,000 associated with closing of the Cincinnati area branches.

INCOME TAX EXPENSE. Income tax expense was $2.9 million for the year ended December 31, 1998, an increase of $2.7 million from the same period the prior year. Income taxes increased primarily as a result of increased earnings before income taxes, and the tax effect of the intangible asset disposition associated with the Cincinnati area branch sale. The write-off of the $1.4 million intangible asset originally associated with the Cincinnati area acquisition is not deductible for tax purposes, and is a permanent tax difference for computing the Company's tax expense. As a result, the Company's effective tax rate for 1998 was 68.9% compared to 46.3% in 1997. In 1999, it is anticipated the Company's effective tax rate will approach the U.S. federal income tax rate of 34%.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

GENERAL. Net income for the year ended December 31, 1997, was $183,000, a decrease of $879,000 compared to the year ended December 31, 1996. The decrease was primarily the result of an increase in the provision for loan losses. The provision for the year ended December 31, 1997, was $2.3 million, an increase of $1.9 million compared to the year ended December 31, 1996, which was $399,000. Net interest income increased by $728,000 from $10.4 million to $11.1 million, or 7.0%, primarily as a result of a combination of higher rates on average interest-earning assets and lower rates on interest-bearing liabilities. Non-interest income increased substantially as the result of increased fees earned on savings and checking accounts. For the year ended December 31, 1996, non-interest income also included a $234,000 gain from the sale of securities. Non-interest expense increased $712,000, from $8.8 million at December 31, 1996, to $9.5 million at December 31, 1997, primarily due to an approximate $610,000 in charges relating to the combination of the two previously separate Cincinnati subsidiaries into Cornerstone. The increase in non-interest expense also reflects a full year of costs of operating the Cincinnati offices. Income taxes decreased by $549,000 from $707,000 at December 31, 1996, to $158,000 at
December 31, 1997, primarily as a result of lower income.

INTEREST INCOME. Total interest income increased $4.9 million or 20.2% for the year ended December 31, 1997, compared to the prior year. This increase is chiefly due to the higher volume of interest earning assets. This higher volume is due mostly to a higher volume of loans receivable which reflects the full year addition of the Cincinnati subsidiaries, Mayflower and Seven Hills. Interest from investment securities and other sources rose by $511,000 primarily due to the full year earnings on the increased average investment resulting from the acquisitions. Interest income from the available for sale mortgage-backed securities declined $1.0 million due largely to the sale of $10.7 million of mortgage backed securities during 1997.

INTEREST EXPENSE. Total interest expense increased $4.2 million or 30.1% for the year ended December 31, 1997, compared to the prior year. The increase was due primarily to a higher volume of both deposits and borrowings. Interest on deposits increased $3.0 million or 31.9% for the year ended December 31, 1997, compared to the prior year. Interest on borrowings increased $1.2 million or 26.4% over the prior year.

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

NON-INTEREST EXPENSE. Total non-interest expense increased from $8.8 million in 1996 to $9.5 million in 1997, an increase of 8.1%. The increase is the result of a combination of increased spending due to the name change to Cornerstone Bank and combination of the subsidiary institutions and increased spending for the full year operation of the acquired institutions.

INCOME TAX EXPENSE. Income tax expense was $158,000 for the year ended December 31, 1997, a decrease of $549,000, or 77.7%, from the same period the prior year. Income taxes decreased primarily as a result of decreased earnings before income taxes.

AVERAGE BALANCES, INTEREST RATES AND YIELDS. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield. The average balance of mortgage-backed securities and securities available for sale includes unrealized gains and losses while yield is based on amortized cost.


                                                               Year Ended December 31,
                               --------------------------------------------------------------------------------------------------
                                             1998                              1997                            1996
                               --------------------------------  -------------------------------   ------------------------------
                                 Average     Interest              Average     Interest               Average    Interest
                               Outstanding   Earned/    Yield/   Outstanding   Earned/    Yield/    Outstanding  Earned    Yield/
                                 Balance     Paid       Rate      Balance      Paid       Rate       Balance     Paid      Rate
                               -----------  -------     ------   -----------   --------   ------    -----------  --------  -----
                                                                   (Dollars in Thousands)

Interest-earning assets:
 Loans receivable               $252,232      $20,411     8.09%     $298,111      $23,815   7.99%     $235,936     $18,437   7.81%
 Mortgage-backed securities       27,626        1,608     5.85        28,994        1,843   6.39        43,243       2,854   6.64
 Securities                       14,781          980     6.65        33,083        2,143   6.40        27,190       2,069   7.45
 Interest-bearing deposits        37,399        2,379     6.36         9,585          797   8.32         8,293         506   6.10
 FHLB stock                        6,649          478     7.19         6,102          441   7.23         3,914         294   7.51
                                 -------     --------              ---------     --------              -------    --------
  Total interest-earning assets $338,687      $25,856     7.63      $375,875      $29,039   7.73      $318,576     $24,160   7.58
                                ========      =======               ========      =======             ========     =======

 Non-earning assets               23,508                              20,124                             3,242
                                --------                            --------                           -------
   Total assets                 $362,195                            $395,999                          $321,818
                               =========                            =========                         ========

Interest-bearing liabilities:
 Time deposits                  $164,302      $ 9,641     5.87      $175,163      $10,447   5.96      $144,140     $ 8,188   5.68
 Demand and NOW deposits          12,990          180     1.39        11,998          129   1.08        13,640         146   1.07
 Savings deposits                 65,709        2,614     3.98        53,305        1,642   3.08        29,344         926   3.16
 Borrowings                       62,802        3,557     5.66        97,414        5,716   5.87        79,665       4,523   5.68
                               ---------     --------               --------      -------             --------      -----
  Total interest-bearing
    liabilities                 $305,803      $15,992     5.23      $337,880      $17,934   5.31      $266,789     $13,783   5.17
                               =========      -------               ========      -------             ========     -------

 Non-earning liabilities           2,775                               4,908                             1,929
                                ---------                           ---------                         --------
  Total liabilities             $308,578                            $342,788                          $268,718

 Equity                           53,617                            $ 53,211                          $ 53,100

   Total liabilities/equity     $362,195                            $395,999                          $321,818
                                =========                           =========                         ========

Net interest income                           $ 9,864                             $11,105                          $10,377
                                             =========                            ========                         =======

Net interest rate spread                                  2.40%                             2.42%                            2.42%
                                                          ====                              =====                            =====
Net earning assets              $ 32,884                            $ 37,995                          $ 51,787
                                =========                           =========                         ========

Net yield on average interest-
  earning assets                                          2.91%                              2.95%                           3.26%
                                                          =====                              =====                           =====

Average interest-earning
  average interest-bearing
  liabilities                                    1.11x                               1.11x                            1.19x
                                                 =====                               =====                            =====



RATE/VOLUME ANALYSIS. The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in average outstanding balances and that due to the volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by new rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.


                                        Year Ended December 31,                        Year Ended December 31,
                                     --------------------------------         -----------------------------------------
                                                1997 vs. 1998                                  1996 vs. 1997
                                     --------------------------------         -----------------------------------------
                                          Increase                                  Increase
                                         (Decrease)                                (Decrease)
                                           Due To             Total                  Due to               Total
                                    -----------------        Increase            -----------------       Increase
                                     Volume     Rate        (Decrease)           Volume       Rate      (Decrease)
                                     ------     -----       ----------           -------     ------     ----------
                                                               (Dollars in Thousands)


Interest-earning assets:
 Loans receivable                    $(3,709)       $ 305      $(3,404)           $4,957       $ 421     $ 5,378
 Mortgage-backed securities              (84)        (151)        (235)             (909)       (102)     (1,011)
 Securities                           (1,237)          74       (1,163)              379        (305)         74
 Other                                 1,875         (256)       1,619               287         151         438
                                     -------         -----     -------          --------      ------     -------

  Total interest-earning assets      $(3,155)       $ (28)     $(3,183)           $4,714       $ 165      $4,879
                                     =======        =====      =======           =======      ======     =======

Interest-bearing liabilities:
 Time deposits                       $  (643)       $ (163)     $ (806)           $2,412       $(153)     $2,259
 Demand and NOW deposits                  12            39          51                (9)         (8)        (17)
 Savings deposits                        431           541         972               772         (56)        716
 Borrowings                           (1,952)         (207)     (2,159)            1,329        (136)      1,193
                                     -------        -------     -------          -------      ------     -------

  Total interest-bearing liabilities $(2,152)       $  210     $(1,942)           $4,504       $(353)     $4,151
                                     =======         =====     =======           =======      ======     =======

Net interest income                                            $(1,241)                                   $  728
                                                               =======                                    ======


ASSET/LIABILITY MANAGEMENT AND MARKET RISK

The Company's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Interest rate risk is the risk that the Company's financial condition will be adversely affected due to movements in interest rates. The income of financial institutions is primarily derived from the excess of interest earned on interest-earning assets over the interest paid on interest-bearing liabilities. Accordingly, the Company places great importance on monitoring and controlling interest-rate risk. The measurement and analysis of the exposure of the Company's primary operating subsidiary, Cornerstone Bank, to changes in the interest rate environment are referred to as asset/liability management. One method used to analyze the Company's sensitivity to changes in interest rates is the "net portfolio value" ("NPV") methodology used by the OTS as part of its capital regulations.

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

Presented on page 19 is an analysis of Cornerstone's interest rate risk as of December 31, 1998, and December 31, 1997, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The tables also contain the policy limits set by the Board of Directors as the maximum change in NPV the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration to the impact on the NPV capital position of various rate changes and the institution's strong capital position.

As illustrated in the tables, the institution's NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, because Cornerstone has primarily fixed-rate loans in its loan portfolio, the amount of interest Cornerstone would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest Cornerstone would pay on its deposits would increase rapidly because Cornerstone's deposits generally have shorter periods to repricing. Assumptions used in calculating the amounts in these tables correspond with OTS assumptions.


                              December 31, 1998         December 31, 1997
                             ------------------         ------------------
  Change in
Interest Rate   Board limit    $ change   % change    $ change    % change
(Basis Points)  % change        in NPV     in NPV      in NPV      in NPV
--------------  -----------    --------   ---------   --------   ---------

                       (Dollars in thousands)

    +300          (60)         (13,580)      (29)      (15,912)     (31)
    +200          (40)          (8,505)      (18)       (9,984)     (19)
    +100          (20)          (3,731)       (8)       (4,537)      (9)
     ---          ---              ---       ---           ---      ---
    -100          (20)           1,551         3         3,113        6
    -200          (40)           2,519         5         4,633        9
     300          (60)           3,951         9         6,248       12



As of December 31, 1998, the percentage change in NPV resulting from certain changes in interest rates were within the policy limits of the institution's Board of Directors. It should be noted that the above table only pertains to Cornerstone Bank and does not apply to the holding company. The holding company's assets are all of a short term or short term to repricing nature and therefore are not subject to significant interest rate risk.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making risk calculations.

In the event that interest rates rise from the recent historically low levels, Cornerstone's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect Cornerstone's earnings and thereby the Company's earnings due to diminished loan demand. As part of its interest rate risk strategy, Cornerstone has attempted to utilize adjustable-rate and short-term-duration loans and investments.

Cornerstone fully intends to limit the addition of fixed-rate long-duration loans and securities to its portfolio. In addition to this restructuring, it has also begun to offer consumer products that reprice on a monthly basis. It is expected that as the size of these portfolio segments grows, the interest rate risk will be lessened, though not eliminated.


LIQUIDITY AND CAPITAL RESOURCES


Western Ohio Financial Corporation's liquidity, primarily represented by cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 1998, 1997 and 1996.



                                                 Year Ended December 31,
                                             ------------------------------
                                                1998       1997      1996
                                             ---------  --------- ---------
                                                 (Dollars in Thousands)

Net income                                   $  1,295   $    183  $  1,062
Adjustments to reconcile net income to
  net cash from operating activities           (2,173)       668      (324)
                                             --------   --------  --------
Net cash from operating activities               (878)       851       738
Net cash from investment activities            23,025     35,999   (82,460)
Net cash from financing activities            (39,532)   (21,222)   79,728
                                             --------   --------  --------
Net change in cash and cash equivalents       (17,385)    15,628    (1,994)
Cash and cash equivalents at
  beginning of period                          31,239     15,611    17,605
                                             --------   --------  --------
Cash and cash equivalents at
  end of period                              $ 13,854   $ 31,239  $ 15,611
                                             ========   ========  ========



At December 31, 1998, the Company had $1.1 million in outstanding commitments to sell loans or securities.

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

Such investments are intended to provide a source of relatively liquid funds upon which Cornerstone may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. Cornerstone's average regulatory liquidity at December 31, 1998, was 36.3%.

The Company's primary sources of funds consist of deposits and repayments of loans and interest earned on securities. The Company maintains a higher ratio of loans to deposits in comparison with other similarly sized savings institutions. Historically, this has not had a material effect on the Company's liquidity as it has utilized other potential sources of funds including borrowings from the FHLB of Cincinnati to maintain liquidity and to meet operating expenses. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

The Company's primary financing source during 1998 was borrowings from the FHLB of $76.2 million. Also a major financing source was the net increase in savings deposits of $30.4 million. The Company paid $2.1 million in dividends and acquired treasury stock for $6.6 million in 1998. Liquidity management is a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon assessment of (i) expected loan demand,
(ii) expected deposit flows, (iii) yields available on interest-bearing deposits and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in interest-bearing overnight deposits and other short-term government and agency obligations. If the Company requires additional funds beyond its internal ability to generate, it has additional borrowing capacity with the FHLB of Cincinnati.

The Company anticipates that it will have sufficient funds available to meet current loan commitments. At December 31, 1998, the Company had outstanding commitments to extend credit that amounted to $14.4 million.

Under The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the capital requirements applicable to all savings institutions, including Cornerstone, were substantially increased. However, Cornerstone is in compliance with all applicable capital requirements and expects to remain so.

OTS regulations require that institutions maintain "tangible capital" of not less than 1.5% of the institution's adjusted total assets. Tangible capital is defined as "core capital" less any intangible assets. Core capital is comprised of common shareholders' equity (including retained earnings). OTS prompt corrective action regulations require core capital to be maintained at 3% of total institution assets. The following table indicates the requirement for core capital is 4% because that is the level that the OTS prompt corrective action regulations require to be considered adequately capitalized.

OTS regulations require the institution to maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items. Cornerstone's adjustment to core capital included the portion of the loan and lease loss allowance over the amount required for loans classified as loss. This adjustment is $1.8 million as of December 31, 1998.

The following table summarizes Cornerstone's regulatory capital requirements and actual capital at December 31, 1998.


                                                                          Excess of Actual
                                                                        Capital Over Current
                     Actual Capital         Current Requirement              Requirement
                 --------------------      --- -------------------     -----------------------
                  AMOUNT      PERCENT       AMOUNT         PERCENT       AMOUNT       PERCENT
                 --------     -------      ---------      --------      --------     ---------
                                        (Dollars in thousands)


Tangible capital   $41,078    12.56%         $ 4,906        1.50%          $36,172       11.06%
Core capital        41,078    12.56           13,082        4.00            27,996        8.56
Risk-Based capital  42,847    24.16           14,188        8.00            28,659       16.16


IMPACT OF NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS 133 does not allow hedging of a security which is classified as held to maturity, accordingly, upon adoption of SFAS 133, companies may reclassify any security from held to maturity to available for sale if they wish to be able to hedge the security in the future. SFAS 133 is effective for fiscal years beginning after June 15, 1999, with early adoption encouraged for any fiscal quarter beginning July 1, 1998, or later, with no retroactive application. Management does not expect the adoption of SFAS 133 to have a significant impact on the Company's financial statements.

SFAS No. 134, "Accounting for Mortgage-backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," changes the way companies involved in mortgage banking account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. SFAS 134 allows any retained mortgage-backed securities after a securitization of mortgage loans held for sale to be classified based on holding intent in accordance with SFAS 115, except in cases where the retained mortgage-backed security is committed to be sold before or during the securitization process in which case it must be classified as trading. Previously, all retained mortgage-backed securities were required to be classified as trading. SFAS 134 will be effective on January 1, 1999, and is not expected to have a significant impact on the Company's financial statements.



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

YEAR 2000 ISSUE

The Company's lending and deposit activities are almost entirely dependent upon computer systems which process and record transactions, although the Company can effectively operate with manual systems for brief periods when its electronic systems malfunction or cannot be accessed. The Company utilizes the services of a nationally recognized data processing service bureau that specializes in data processing for financial institutions. In addition to its basic operating activities, the Company's facilities and infrastructure, such as security systems and communications equipment, are dependent, to varying degrees, upon computer systems.

The Company is aware of the potential Year 2000 related problems that may affect the computers which control or operate the Company's operating systems, facilities and infrastructure. In 1997, the Company began a process of identifying any Year 2000 related problems that may be experienced by its computer-operated or computer-dependent systems. The Company has contacted the companies that supply or service the Company's computer-operated or computer-dependent systems to obtain confirmation that each system that is material to the operations of the Company is either currently Year 2000 compliant or is expected to be Year 2000 compliant. With respect to systems that cannot presently be confirmed as Year 2000 compliant, the Company will continue to work with the appropriate supplier or servicer to ensure insofar as possible that all such systems will be rendered compliant in a timely manner, with minimal expense or disruption of the Company's operations. All of the identified computer systems affected by the Year 2000 issue are currently in the renovation, validation or implementation phase of the process of becoming Year 2000 compliant.

As a contingency plan, the Company has determined that if such service providers were to have their systems fail, the Company would implement manual systems until such systems could be re-established. The Company does not anticipate that such short-term manual systems would have a material adverse effect on the Company's operations. The expense of any change in suppliers or servicers is not expected to be material to the Company. The Company has examined its computer hardware and software and determined it will cost approximately $128,000 to make such systems Year 2000 compliant. Of that amount, the Company has already spent $47,000. At this time, however, any additional expense that may be incurred by the Company in connection with Year 2000 issues cannot be determined.

In addition to the possible expense related to its own systems, the Company could incur losses if loan payments are delayed due to Year 2000 problems affecting any of the Company's significant borrowers or impairing the payroll systems of large employers in the Company's primary market area. Because the Company's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and the Company's primary market area is not significantly dependent on one employer or industry, the Company does not expect any significant or prolonged Year 2000 related difficulties will affect net earnings or cash flow. Although the company does not anticipate any material adverse effects on its operations as a result of the Year 2000 issue, the Company cannot guarantee that Year 2000 issues will not affect its operations negatively.

                        REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Western Ohio Financial Corporation

We have audited the accompanying consolidated balance sheet of Western Ohio Financial Corporation as of December 31, 1998, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The 1997 and 1996 consolidated financial statements of Western Ohio Financial Corporation were audited by other auditors whose report dated January 23, 1998, expressed an unqualified opinion on those statements.

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

In our opinion, the 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Ohio Financial Corporation as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                       /s/ Crowe, Chizek and Company LLP

February 12, 1999
Columbus, Ohio

                      WESTERN OHIO FINANCIAL CORPORATION


                      WESTERN OHIO FINANCIAL CORPORATION
                         CONSOLIDATED BALANCE SHEETS
                          December 31, 1998 and 1997
                   (Dollars in thousands, except share data)



                                                              1998        1997
                                                             -----      -----
ASSETS
   Cash and cash equivalents                               $  3,987   $  4,006
   Overnight deposits in other financial institutions         4,550     22,350
   Interest-bearing deposits in other financial institutions  5,317      4,883
                                                            -------   --------
      Total cash and cash equivalents                        13,854     31,239
   Securities available for sale                             15,402     22,455
   Mortgage-backed securities available for sale             50,044     22,433
   Federal Home Loan Bank stock                               6,948      6,470
   Loans, net                                               230,914    277,731
   Loans held for sale                                        3,898          -
   Premises and equipment, net                                3,241      3,924
   Accrued interest receivable                                1,897      2,360
   Goodwill                                                       -      3,581
   Other assets                                               1,530      1,795
                                                           --------   --------

         Total assets                                      $327,728   $371,988
                                                           ========   ========

LIABILITIES
   Deposits                                                $192,966   $246,909
   Borrowed funds                                            85,252     68,339
   Advance payments from borrowers for taxes and insurance      881        893
   Other liabilities                                          1,035      1,247
                                                           --------   --------
      Total liabilities                                     280,134    317,388
                                                           --------   --------
SHAREHOLDERS' EQUITY
   Common stock; $.01 par value; 7,250,000 shares authorized;
     2,645,000 shares issued;                                    26         26
   Additional paid-in capital                                40,452     40,458
   Retained earnings                                         20,351     21,198
   Unearned employee stock ownership plan shares             (1,309)    (1,547)
   Unearned management recognition plan shares               (1,092)      (396)
   Treasury stock; 476,317 and 261,565 shares, at cost      (10,714)    (5,448)
   Accumulated other comprehensive income                      (120)       309
                                                           --------   --------
      Total shareholders' equity                             47,594     54,600
                                                           --------   --------

         Total liabilities and shareholders' equity        $327,728   $371,988
                                                           ========   ========

                See accomanying notes to financial statements.

                      WESTERN OHIO FINANCIAL CORPORATION


                      WESTERN OHIO FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF INCOME
                Years ended December 31, 1998, 1997, and 1996 (Dollars in thousands, except per share data)



                                                  1998       1997      1996
                                                --------   --------  --------

Interest and dividend income
   Loans, including fees                         $20,411    $23,815   $18,437
   Mortgage-backed securities                      1,608      1,843     2,854
   Other securities                                  980      2,143     2,069
   Interest-bearing deposits and overnight funds   2,379        797       506
   Other interest and dividend income                478        441       294
                                                 -------    -------   -------
      Total interest income                       25,856     29,039    24,160
                                                 -------    -------   -------

Interest expense
   Deposits                                       12,435     12,218     9,260
   Borrowed funds                                  3,557      5,716     4,523
                                                 -------    -------   -------
      Total interest expense                      15,992     17,934    13,783
                                                 -------    -------   -------
Net interest income                                9,864     11,105    10,377

Provision for loan losses                           (363)     2,285       399
                                                 -------    -------   -------

Net interest income after provision
   for loan losses                                10,227      8,820     9,978
                                                 -------     ------   -------

Noninterest income
   Service fees and other charges                  1,005        650       156
   Net gain (loss) on sale of securities             307         (5)      234
   Net gain on sale of portfolio loans                 -        228        83
   Net gain on sale of loans held for sale           345          -         -
   Net gain (loss) on sale or disposal of premises
     and equipment                                   (82)        88        23
   Net gain on sale of branches                    2,054          -         -
   Other income                                       60         31        54
                                                  ------    -------   -------
      Total noninterest income                     3,689        992       550
                                                  ------    -------   -------

Noninterest expense
   Salaries and employee benefits                  4,494      4,410     3,731
   Occupancy and equipment                           965        950       773
   Deposit insurance premiums                        148        128     1,465
   State franchise taxes                             748        732       898
   Professional fees                                 703        405       360
   Advertising                                       436        354       265
   Amortization of goodwill                          295        425       246
   Data processing services                          455        643       283
   Other expenses                                  1,513      1,424       738
                                                  ------     ------   -------
      Total noninterest expense                    9,757      9,471     8,759
                                                  ------     ------   -------
Income before income taxes                         4,159        341     1,769

Provision for income taxes                         2,864        158       707
                                                   -----     ------   -------

Net income                                        $1,295     $  183   $ 1,062
                                                  ======     ======   =======

Earnings per share - Basic                        $  .60     $  .08   $   .47
                                                  ======     ======   =======
Earnings per share - Diluted                      $  .58     $  .08   $   .46
                                                  ======     ======   =======

               See notes to accompanying financial statements.

                      WESTERN OHIO FINANCIAL CORPORATION


                      WESTERN OHIO FINANCIAL CORPORATION
               CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                Years ended December 31, 1998, 1997, and 1996
                            (Dollars in thousands)



                                                    1998     1997    1996
                                                   ------   ------  ------

Net income                                         $1,295   $ 183   $1,062

Other comprehensive income, net of tax
   Unrealized gain (loss) on available
     for sale securities arising during the period   (226)    548     (719)
   Reclassification adjustment for amounts realize
     on securities sales included in net income      (203)      3     (154)
                                                    -----   -----   ------
     Total other comprehensive income                (429)    551     (873)
                                                   ------   -----   ------
Comprehensive income                               $  866   $ 734   $  189
                                                   ======   =====   ======



               See notes to accompanying financial statements.

                      WESTERN OHIO FINANCIAL CORPORATION


                      WESTERN OHIO FINANCIAL CORPORATION
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                Years Ended December 31, 1998, 1997, and 1996 (Dollars in thousands, except per share data)



                                                                    Unearned            Accumulated
                                                                   Additional            Employee                Other
                                                            Common  Paid-In   Retained    Benefit   Treasury Comprehensive
                                                            Stock  Capital    Earnings  Plan Shares  Stock     INCOME      TOTAL
                                                            -----  ---------- --------  ----------- -------- ------------- -------

Balance, January 1, 1996                                    $ 26   $41,048    $24,447   $(3,034)    $ (3,450)   $ 631      $59,668
  Net income                                                 ---       ---      1,062       ---          ---      ---        1,062
  Cash dividends  - $1.00 per share                          ---       ---     (2,275)      ---          ---      ---       (2,275)
  Purchase of treasury shares                                ---       ---        ---       ---       (4,187)     ---       (4,187)
  Commitment to release employee stock ownership plan shares ---        86        ---       238          ---      ---          324
  Shares earned under management recognition plan, including
    related tax benefit realized on vesting of plan shares   ---        31        ---       247          ---      ---          278
  Stock options exercised, including tax benefit             ---        (7)       ---       ---           58      ---           51
  Change in fair value of securities available for sale      ---       ---        ---       ---          ---     (873)        (873)
                                                            ----   -------    -------   -------     --------    -----      -------

Balance, December 31, 1996                                    26    41,158     23,234    (2,549)      (7,579)    (242)      54,048

  Net income                                                 ---       ---        183       ---          ---      ---          183
  Cash dividends  - $1.00 per share                          ---       ---     (2,219)      ---          ---      ---       (2,219)
  Purchase of treasury shares                                ---       ---        ---       ---         (370)     ---         (370)
  Commitment to release employee stock ownership plan shares ---       141        ---       238          ---      ---          379
  Shares awarded under management recognition plan           ---        19        ---       (76)          57      ---          ---
  Shares earned under management recognition plan, including
    tax benefit realized on vesting of plan shares           ---      (279)       ---       444          ---      ---          165
  Stock options exercised, including tax benefit             ---      (581)       ---       ---        2,444      ---        1,863
  Change in fair value of securities available for sale      ---       ---        ---       ---          ---      551          551
                                                            ----   -------    -------   -------     --------    -----      -------

Balance, December 31, 1997                                    26    40,458     21,198    (1,943)      (5,448)     309       54,600

  Net income                                                 ---       ---      1,295       ---          ---      ---        1,295
  Cash dividends  - $1.00 per share                          ---       ---     (2,142)      ---          ---      ---       (2,142)
  Purchase of treasury shares                                ---       ---        ---       ---       (6,611)     ---       (6,611)
  Commitment to release employee stock ownership plan shares ---       120        ---       238          ---      ---          358
  Reclassification of management recognition plan shares     ---       ---        ---      (868)         868      ---          ---
  Shares earned under management recognition plan, including
    tax benefit realized on vesting of plan shares           ---       ---        ---       172          ---      ---          172
  Stock options exercised, including tax benefit             ---      (126)       ---       ---          477      ---          351
  Change in fair value of securities available for sale      ---       ---        ---       ---          ---     (429)        (429)
                                                            ----   -------    -------   -------     --------    -----      -------

Balance, December 31, 1998                                  $ 26   $40,452    $20,351   $(2,401)    $(10,714)   $(120)     $47,594
                                                            ====   =======    =======   =======     ========    =====      =======



               See notes to accompanying financial statements.



                      WESTERN OHIO FINANCIAL CORPORATION


                      WESTERN OHIO FINANCIAL CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                Years Ended December 31, 1998, 1997, and 1996
                            (Dollars in thousands)



                                                    1998        1997     1996
                                                    ----        ----     ----

Cash flows from operating activities
   Net income                                    $  1,295    $   183  $  1,062
   Adjustments to reconcile net income to
     net cash from operating activities
      Compensation expense on ESOP shares             358        379       324
      Compensation expense on MRP shares,
        net of tax benefit                            172        165       278
      Depreciation and amortization                   711        678       491
      Federal Home Loan Bank stock dividends         (478)      (441)     (294)
      Deferred loan origination fees                  (16)      (119)     (345)
      Amortization of premiums, accretion of
        discounts, net                                 78       (239)      (58)
      Deferred income taxes                           (71)      (177)       21
      Provision for loan losses                      (363)     2,285       399
      Net gain on sale of branches                 (2,054)       ---       ---
      Net (gain) loss on sale of securities          (307)         5      (234)
      Net gain on sale of portfolio loans             ---       (228)      (83)
      Net (gain) loss on sale or disposal of
        premises and equipment                         82        (88)      (23)
      Net loss on sale of real estate owned            32        ---       ---
      Changes in:
         Loans held for sale                       (1,131)       ---       ---
         Other asset and other liabilities            (83)      (780)      429
         Accrued interest receivable                  463       (190)     (999)
         Taxes payable                                434       (581)     (230)
                                                 --------    -------  --------
            Net cash from operating activities       (878)       852       738
                                                 --------    -------  --------

Cash flows from investing activities
  Securities available for sale:
      Purchases                                   (10,000)    (2,001)  (23,000)
      Proceeds from maturities                      1,700     15,900     2,321
      Proceeds from sales                          15,193        ---        51
  Mortgage-backed securities available for sale:
      Purchases                                   (40,179)       ---       ---
      Proceeds from principal payments              5,188      3,908     7,567
      Proceeds from sales                           7,119     10,684    21,770
   Purchases of Federal Home Loan Bank stock          ---       (167)   (3,141)
   Purchases of loans                                 ---     (3,710)  (45,236)
   Proceeds from sale of portfolio loans              ---     15,751    17,783
   Net (increase) decrease in loans                44,406     (4,047)  (45,465)
   Premises and equipment expenditures               (397)      (483)     (699)
   Proceeds from sale of premises and equipment        27        164        13
   Purchase of real estate                           (249)       ---       ---
   Proceeds from sale of real estate owned            217        ---       ---
   Acquisition of subsidiaries, net
     of cash received                                 ---        ---   (14,424)
                                                 --------    -------  --------
            Net cash from investing activities     23,025     35,999   (82,460)
                                                 --------    -------  --------

                See accomanying notes to financial statements.


                                 (Continued)


                      WESTERN OHIO FINANCIAL CORPORATION


                      WESTERN OHIO FINANCIAL CORPORATION
              CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                 Years Ended December 31, 1998, 1997, and 1996
                             (Dollars in thousands)



                                                    1998        1997     1996
                                                  -------     ------    -----

Cash flows from financing activities
   Cash paid for sale of branches                 (78,453)       ---       ---
   Net increase in deposits                        30,422     13,706    17,284
   Net change in advance payments by borrowers
     for taxes and insurance                          (12)        60       463
   Proceeds from Federal Home Loan Bank advances   76,190     93,640    87,963
   Repayments of Federal Home Loan Bank advances  (59,277)  (127,903)  (19,571)
   Cash dividends paid                             (2,142)    (2,219)   (2,275)
   Proceeds from stock options exercised              351      1,863        51
   Purchase of treasury stock                      (6,611)      (370)   (4,187)
                                                 --------  ---------  --------
            Net cash from financing activities    (39,532)   (21,223)   79,728
                                                 --------  ---------  --------

Net change in cash and cash equivalents           (17,385)    15,628    (1,994)

Cash and cash equivalents at beginning of year     31,239     15,611    17,605
                                                 --------  ---------  --------

Cash and cash equivalents at end of year         $ 13,854  $  31,239  $ 15,611
                                                 ========  =========  ========

Supplemental disclosures of cash flow information
   Cash paid during the year for
      Interest                                   $ 16,171  $  17,926  $ 13,396
      Income taxes                                  2,425      1,010       861
   Noncash activities
      Transfer of portfolio loans to loans held
        for sale                                    2,767        ---       ---




               See notes to accompanying financial statements.

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)





WESTERN OHIO FINANCIAL CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997, and 1996 (Dollars in thousands, except per share data)

     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPALS OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Western Ohio Financial Corporation and its wholly owned subsidiary, Cornerstone Bank, together referred to as "the Corporation." The financial statements of Cornerstone Bank ("Cornerstone") include the accounts of its wholly-owned subsidiaries, West Central Mortgage Services, Inc. ("WCMS") and West Central Financial Services, Inc. ("WCFS"). Intercompany transactions and balances are eliminated in consolidation.

NATURE OF OPERATIONS: The Corporation's revenues, operating income and assets are primarily from the banking industry. The Corporation operates six offices in west central Ohio. Loan customers include a wide range of individuals, businesses and other organizations. Major portions of loans are secured by various forms of collateral including real estate, business assets, consumer property and other items. The Corporation's primary funding source is deposits from customers in its market area. The Corporation also purchases investments and engages in mortgage banking operations.

USE OF ESTIMATES: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments and status of contingencies are particularly subject to change.

CASH FLOW REPORTING: Cash and cash equivalents include cash on hand, amounts due from depository institutions, federal funds sold and interest bearing deposits in other financial institutions with original maturities of 90 days or less. Cash flows are reported net for customer loan and deposit transactions.

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in other comprehensive income. Securities are classified as trading when held for short-term periods in anticipation of market gains and are carried at fair value. Other securities such as Federal Home Loan Bank ("FHLB") stock are carried at cost. Securities are written down to fair value when a decline in fair value is not considered temporary.

Gains and losses on sales are determined using the amortized cost of the specific security sold. Interest income includes amortization of purchase premiums and discounts.

LOANS AND LOANS HELD FOR SALE: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.




                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1998, 1997 AND 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs net of recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

FORECLOSED ASSETS: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

PREMISES AND EQUIPMENT: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated using straight-line and accelerated methods based on the estimated useful lives of the assets. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Maintenance and repairs are charged to expense as incurred and improvements are capitalized.

SERVICING RIGHTS: Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics.
Any impairment of a grouping is reported as a valuation allowance. Loan servicing rights totaled $28 and $40 at year-end 1998 and 1997.

INTANGIBLES: Purchased intangibles, primarily goodwill and core deposit value, are recorded at cost and amortized over the estimated life. Goodwill amortization is straight-line over twenty years and core deposit amortization is accelerated over ten years.

LONG-TERM ASSETS: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

INCOME TAXES: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

STOCK COMPENSATION: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options granted after 1994, using an option pricing model to estimate fair value.

EMPLOYEE STOCK OWNERSHIP PLAN: The cost of shares issued to the employee stock ownership plan ("ESOP"), but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

MANAGEMENT RECOGNITION PLAN: The cost of unawarded and unearned shares held by the management recognition plan ("MRP") is shown as a reduction of shareholders' equity. The cost of shares awarded to participants is amortized to expense as the shares are earned over the vesting periods of the awards on a straight-line method.

FAIR VALUE OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

DIVIDEND RESTRICTION: Banking regulations require the maintenance of certain capital levels which may limit the amount of dividends which may be paid. Regulatory capital requirements and dividend restrictions are more fully disclosed in a separate note.

COMPREHENSIVE INCOME: Under a new accounting standard adopted on January 1, 1998, comprehensive income is reported for all periods. Comprehensive income includes both net income and other comprehensive income, which includes the change in unrealized gains and losses on securities available for sale.

EARNINGS PER SHARE: Earnings per share is computed in accordance with SFAS No. 128, which requires dual presentation of basic and diluted earnings per share ("EPS") for entities with complex capital structures. Basic EPS is based on net income divided by the weighted average number of shares outstanding during the period. Diluted EPS includes the dilutive effect of stock options granted and unearned MRP shares using the treasury stock method. Unreleased ESOP shares are not considered to be outstanding shares for the purpose of determining the weighted-average number of shares used in the earnings per common share calculation.

Earnings per common share is computed by dividing net income by the weighted-average number of shares outstanding for the year. The weighted-average number of common shares outstanding for basic and diluted earnings per share computations were as follows:


                                                     1998        1997      1996
                                                  ----------  --------- ----------


   Weighted-average shares outstanding - Basic    $2,173,140 $2,232,290 $2,254,598
   Effect of stock options                            32,509     46,993     41,991
   Effect of unearned MRP shares                      13,263        ---        ---
                                                  ---------- ---------- ----------
   Weighted-average shares outstanding - Diluted  $2,218,912 $2,279,283 $2,296,589
                                                  ========== ========== ==========


INDUSTRY SEGMENT: Internal financial information is primarily reported and aggregated solely in the line of business of banking.

RECLASSIFICATIONS:   Some   items   in   prior   financial   statements   have
been reclassified to conform with the current presentation.




                                 (CONTINUED)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1998, 1997 AND 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)






NOTE 2 - ACQUISITION OF SUBSIDIARIES AND SALE OF BRANCH OFFICES

In 1996, the Corporation acquired Mayflower Federal Savings Bank and Seven Hills Savings Association. Both institutions were located in Cincinnati, Ohio and operated in southwestern Ohio and northern Kentucky. The acquisitions were treated as purchases for accounting purposes. In 1997, these institutions were merged into Cornerstone as retail branch offices. In 1998, the Corporation sold its Cincinnati, Ohio area branch offices which consisted solely of the former Mayflower Federal Savings Bank and Seven Hills Savings Association branch offices. Details of these transactions are as follows:

The acquisition costs were as follows:

                                                          MAYFLOWER  SEVEN HILLS
                                                          ---------  -----------

      Purchase price and related expenses                 $10,149     $10,652
                                                          =======     =======

      Amount assigned to specific assets and liabilities  $ 6,755     $ 9,794

      Amount assigned to goodwill:
         Core deposits                                        945         858
         Other                                              2,449         ---
                                                          -------     -------
                                                          $10,149     $10,652
                                                          =======     =======


The goodwill assigned to core deposits was amortized over ten years by the sum-of-the-years method; other goodwill was amortized over twenty years by the straight-line method.

Goodwill   amortization   expense   totaled  $295,  $425  and  $246  in  1998,
1997 and 1996.

Results of operations of the subsidiaries acquired during 1996 are included in the statement of income of the Corporation since the dates of acquisition. Pro forma (unaudited) results of operations of the Corporation for 1996 as if the acquisition had taken place at January 1, 1996, are shown in the following schedule:

                                                                      Pro Forma
                                                        As Repported (Unaudited)
                                                        -----------  -----------

   Interest income                                       $24,160     $27,830
   Interest expense                                       13,783      16,370
                                                         -------     -------
     Net interest income                                  10,377      11,460
   Provision for loan losses                                (399)       (565)
                                                         -------     -------
     Net interest income after provision for loan losses $ 9,978     $10,895
                                                         =======     =======
   Net income                                            $ 1,062     $   380
                                                         =======     =======


Details of the assets and liabilities sold with the branch offices in 1998 are as follows:


   Assets
   Cash and cash equivalents                             $78,453
   Loans                                                      23
   Premises and equipment                                    586
                                                         -------
                                                         $79,602
                                                         =======
   Liabilities
   Deposits                                              $84,365
                                                         =======


The net gain realized in connection with the sale in 1998 was determined as follows:


    Cash and cash equivalents                            $78,453
    Premium on deposits sold                               5,426
    Write-off of intangible assets                        (3,255)
    Loss on premises and equipment                          (117)
                                                         -------
     Net gain on sale of branch offices                  $ 2,054
                                                         =======




                                 (CONTINUED)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)





NOTE 3 - SECURITIES

Year-end securities available for sale were as follows:


                                                   Gross      Gross    Estimated
                                      Amortized  Unrealized Unrealized   Fair
                                        Cost       Gains      Losses     Value
                                      ---------  ---------- ---------- ---------

1998
Securities
   U.S. Treasury                       $   499   $  3       $ ---      $   502
   U.S. government agencies and
     corporations                       15,000     16        (116)      14,900
                                       -------   ----       -----      -------
      Total securities                 $15,499   $ 19       $(116)     $15,402
                                       =======   ====       =====      =======

Mortgage-backed securities
   Mortgage pass-through certificates  $50,128   $106       $(190)     $50,044
                                       =======   ====       =====      =======


1997
Securities
   U.S. government agencies and
     corporations                      $22,196   $129       $  (4)     $22,321
   Equity                                    3    131         ---          134
                                       -------   ----       -----      -------

      Total securities                 $22,199   $260       $  (4)     $22,455
                                       =======   ====       =====      =======

Mortgage-backed securities
   Mortgage pass-through certificates  $22,220   $375       $(162)     $22,433
                                       =======   ====       ======     =======



At year-end 1998 and 1997, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders' equity.

Contractual  maturities of debt  securities  available for sale at year-end 1998
were  as  follows.   Securities  not  due  at  a  single   maturity,   primarily
mortgage-backed securities, are shown separately.


                                                                   Estimated
                                                      Amortized      Fair
                                                        Cost         Value
                                                      ---------    ---------


      Due in one year or less                         $    499     $   502
      Due after five year through ten years              5,000       5,016
      Due after ten years                               10,000       9,884
      Mortgage-backed securities                        50,128      50,044
                                                      --------     -------

                                                      $ 65,627     $65,446
                                                      =======      =======




                                 (Continued)


                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)


Sales of available for sale securities were as follows:

                                             1998       1997       1996
                                           --------    -------    -------
   Securities
     Proceeds                              $ 15,193    $   ---   $     51
     Gross gains                                190        ---         26
     Gross losses                               ---        ---        ---

   Mortgage-backed securities
     Proceeds                                 7,119     10,684     21,770
     Gross gains                                122        ---        208
     Gross losses                                 5          5        ---


   NOTE 4 - LOANS

   Year-end loans were as follows:

                                                         1998       1997
                                                       --------   --------
   First mortgage loans secured by:
     One-to-four family residences                     $177,109  $224,289
     Other properties                                    33,097    32,830
     Construction properties                              3,908     7,275
   Consumer and other loans:
     Consumer                                             5,194     7,851
     Commercial                                           6,914     3,886
     Loans on savings deposits                              257       485
     Home improvement loans                                  15        18
     Home equity                                         10,054     6,906
     Other                                                   13        16
                                                       --------  --------
        Total loans                                     236,561   283,556
   Less:
     Net deferred loan fees, premiums and discounts        (83)      (119)
     Loans in process                                   (2,364)    (1,784)
     Allowance for loan losses                          (3,200)    (3,922)
                                                       -------   --------

        Net loans                                     $230,914   $277,731



   Activity in the allowance for loan losses is summarized as follows for the years ended December 31:


                                           1998      1997    1996
                                          ------   -------  -------

   Beginning balance                      $3,922   $1,716   $  774
   Provision for loan losses                (363)   2,285      399
   Acquisitions                              ---      ---      577
   Loans charged-off                        (396)     (79)     (34)
   Recoveries of previous charge-offs         37      ---      ---
                                          ------   ------   ------

   Balance at end of year                 $3,200   $3,922   $1,716
                                          ======   ======   ======



                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)




Impaired loans totaled $2,792 at year-end 1998. A portion of the allowance for loan losses was allocated to each of the impaired loans. The total amount of the allowance for loan losses allocated to impaired loans was $1,287 at year-end 1998. The average recorded investment in impaired loans was $2,799 during 1998. Interest income recognized on impaired loans in 1998 totaled $47, all of which was recognized on a cash basis.

At year-end 1997, the Corporation had four loans totaling $3,433 which were considered impaired. A specific allowance of $1,256 of the outstanding balance was applied to those loans.

Certain directors and executive officers and their related interests were loan customers of the Corporation. A summary of activity on related party loans is as follows:


                                          1998       1997
                                         -------    -------

   Beginning balance                     $  711    $1,445
      New loans                           1,104        41
      Repayments                           (535)     (357)
      Other changes                         (25)     (418)
                                         ------    ------

   Ending balance                        $1,255    $  711
                                         ======    ======


Other changes represent loans reportable at the end of one period that are excludable from the other period due to changes in borrowers and other circumstances.


NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:


                                          1998       1997
                                         -------    -------

   Land                                  $  862     $ 1,099
   Buildings and improvements             3,416       3,845
   Furniture, fixtures and equipment      2,009       2,040
                                         ------     -------
                                          6,287       6,984
   Accumulated depreciation              (3,046)     (3,060)
                                         ------     -------
                                         $3,241     $ 3,924
                                         ======     =======




                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)




Certain facilities and equipment are leased under various non-cancelable operating leases, which expire at various dates through 2001. Rental expense on lease commitments amounted to $165 and $135 in 1998 and 1997. Future minimum lease payments on lease obligations are as follows:



                  1999                                $    153
                  2000                                     135
                  2001                                      17
                                                      --------
                                                      $    305
                                                      ========

NOTE 6 - ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consisted of the following at year-end:



                                                        1998      1997
                                                       -------   -------


   Securities                                         $   226    $  486
   Mortgage-backed securities                             311       182
   Loans and loans held for sale                        1,360     1,692
                                                      --------   ------
                                                      $ 1,897    $2,360
                                                      =======    ======


NOTE 7 - DEPOSITS

Year-end deposits were as follows:


                                                         1998      1997
                                                      -------     -------

   NOW accounts, including noninterest-bearing
     deposits of $1,857 and $1,317                    $ 12,708   $ 12,186
   Money market accounts                                49,084     37,182
   Passbook savings accounts                            13,629     22,115
   Certificates of deposit:
      In denominations under $100,000                  103,204    152,492
      In denominations of $100,000 or more              14,341     22,934
                                                      --------   --------
                                                      $192,966   $246,909
                                                      ========   ========


At year-end 1998, scheduled maturities of certificates of deposit were as follows:

                  1999                                $ 57,002
                  2000                                  42,874
                  2001                                  13,305
                  2002                                   1,477
                  2003                                   1,799
                  Thereafter                             1,088
                                                       -------
                                                      $117,545
                                                      ========


                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)





NOTE 8- BORROWED FUNDS

Borrowed funds at year-end 1998 and 1997 consisted of advances from the Federal Home Loan Bank of Cincinnati ("FHLB") and were as follows:


                                           Current
                                      Weighted-Average
                                        Interest Rate    1998      1997
                                      ----------------   -----     -----

   Fixed rate advances with
    monthly interest payments,
    principal due in:

        1998                                5.93%      $   ---    $43,540
        1999                                5.62        30,500     20,000
        2000                                6.45         1,000      1,000
        2001                                8.35           340        340
        2008                                4.94        50,000        ---
                                                       -------    -------
                                            5.23       $81,840    $64,880
                                                       -------    -------

   Fixed rate  advances  with
    monthly  principal  and
    interest  payments, final
    principal due in:

        2003                                5.89%          415        421
        2004                                7.01         2,692      2,730
        2005                                7.17           305        308
                                                       -------    -------
                                            6.89         3,412      3,459
                                                       -------    -------
                                            5.30       $85,252    $68,339
                                                       =======    =======


   The maximum month-end balance of FHLB advances outstanding was $88,256 and $113,112 in 1998 and 1997. Average balances of borrowings outstanding during 1998 and 1997 were $62,803 and $86,929. Advances under the borrowing agreements are collateralized by a blanket pledge of the Corporation's residential mortgage loan portfolio and FHLB stock.

   At year-end 1998, required annual principal payments were as follows:


                  1999                                $ 30,551
                  2000                                   1,055
                  2001                                     399
                  2002                                      63
                  2003                                     439
                  Thereafter                            52,745
                                                      --------
                                                      $ 85,252
                                                      ========




                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)



NOTE 9 - EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN: The Corporation offers an ESOP for the benefit of all salaried employees who meet age and service requirements. The ESOP borrowed funds from the Corporation with which to acquire common shares of the Corporation. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Corporation's discretionary contributions to the ESOP and earnings on ESOP assets. The shares are being allocated to eligible employees' accounts over a ten year period which started in 1994. Expense for shares committed to be allocated during 1998, 1997 and 1996 was $358, $379 and $324.

The ESOP shares at year-end 1998 and 1997 were as follows:

                                                       1998         1997
                                                      ------      -------


      Allocated shares                                52,073      37,195
      Shares committed to be released for allocation  14,878      14,878
      Unreleased shares                               81,830      96,708
                                                    --------     -------
         Total ESOP shares                           148,781     148,781
                                                    ========     =======

      Fair value of unreleased shares               $  1,780     $ 2,599
                                                    ========     =======


MANAGEMENT RECOGNITION PLAN: The Corporation maintains an MRP for the benefit of directors and certain key employees of the Corporation. The MRP is used to provide such individuals ownership interest in the Corporation in a manner designed to compensate such directors and key employees for services to the Corporation. As of December 31, 1998, 65,505 shares of the initial 105,800 shares have been awarded. One-fifth of such shares will be earned and non-forfeitable on each of the first five anniversaries of the dates of the awards. Grantees have all the benefits of shareholders, including the right to receive dividends, except for certain restrictions on the transferability of the shares. Compensation expense, which is based upon the cost of the shares, was $172, $444 and $247 for 1998, 1997 and 1996.

DEFERRED COMPENSATION PLANS: In 1996, the Corporation adopted a non-qualified deferred compensation plan for two officers. Under the plan, those covered agreed to defer a portion of their current compensation in exchange for future payments. The liability for the future payments is secured by single-premium life insurance policies on each of the individuals covered.

In 1998, the Corporation established a non-qualified deferred compensation plan for the benefit of certain officers and directors. Eligible employees may allocate up to 100% of compensation (base salary, bonus, MRP, annual retainer or meeting fees) to their deferred compensation accounts.

401(K) PROFIT SHARING PLAN: The Corporation offers a 401(k) profit sharing plan covering substantially all employees. The annual expense of the plan is based on a partial matching of voluntary employee contributions of up to 6% of individual compensation. The matching percentage was 50% for 1998, 1997 and 1996. Employee contributions are vested at all times and the Corporation's matching contributions become fully vested after an individual has completed 5 years of service. The cash contribution expense included in salaries and employee benefits was $45, $35 and $16 for 1998, 1997 and 1996.




                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)



STOCK OPTION AND INCENTIVE PLANS: In January 1995, shareholders approved an Incentive Stock Option Plan. Under the provisions of the Plan, 264,500 shares have been allocated for non-qualified and incentive stock options to be granted to directors and selected employees. Grantees are awarded 10-year options to acquire shares at the market price on the date the option is granted. The options fully vest and become exercisable in five equal annual installments commencing one year after the date of the grant.

In April 1997, shareholders approved conversion of Seven Hills stock options to Western Ohio Financial Corporation options. Accordingly, 43,057 options to purchase stock in Western Ohio Financial Corporation at a price of $11.47 per share were issued.

In April 1998, shareholders approved an Omnibus Incentive Plan. Under the provisions of the plan, 235,224 shares have been allocated for non-qualified and incentive stock options to be granted to directors and selected employees. Grantees are awarded 10-year options to acquire shares at the market price on the date the option is granted. The options are fully vested and exercisable on the date of the grant.

The following is a summary of activity in the stock option and incentive plan:

                                                  Stock Options
                                        ----------------------------------------
                                                                  Weighted-
                                          Options                  Average
                                         Available    Options     Exercise
                                         for Grant  Outstanding     Price
                                         --------- ------------   ---------

    January 1, 1996                       28,229     236,271       $17.74

      Forfeited                            6,000      (6,000)       17.50
      Exercised                              ---      (3,000)       17.50
                                        --------   ---------

    December 31, 1996                     34,229     227,271        17.75

      Plan amended (Acquisition)          43,057         ---          ---
      Granted                            (77,057)     77,057        16.76
      Forfeited                            6,000      (6,000)       17.50
      Exercised                              ---    (107,958)       16.25
                                        --------   ---------

    December 31, 1997                      6,229     190,370        18.17

      Plan adopted                       235,224         ---          ---
      Granted                            (32,936)     32,936        23.00
      Forfeited                            1,690      (1,690)       15.23
      Exercised                              ---     (19,882)       18.39
                                        --------   ---------

    December 31, 1998                    210,207     201,734        19.22
                                        ========   =========



                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)







The following table summarizes information about stock options outstanding at year-end 1998:

                     Weighted Average
                       Remaining          Number
   Exercise Price   Contractual Life   Outstanding Exercisable
   --------------   ----------------   ----------- -----------

   $   11.47            8.30 years       12,751       12,751
       17.50            6.09             84,375       39,638
       18.50            6.30             27,672       18,602
       19.75            6.39              5,000        3,000
       20.50            6.55              5,000        3,000
       21.75            8.38              1,000          200
       22.00            8.49             25,000        5,000
       23.00            9.87             32,936       32,936
       26.63            8.81              8,000        1,600
                                        -------      -------
                                        201,734      116,727
                                        =======      =======


No stock appreciation rights or restricted stock awards have been granted.

The fair value of options granted in 1998 was estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 4.81%, expected life of 5 years, expected volatility of stock price of 18.48% and expected dividend rate of 4.44%. Based on these assumptions, the estimated fair value of options granted in 1998 was $3.16 per option.

The fair value of options granted prior to 1998 were also estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 6.12% to 7.24%, expected life of 10 years; expected volatility of stock price of .05% to .17% and an expected annual dividend rate of $1.00 per share.

SFAS No. 123, "Accounting for Stock Based Compensation," requires pro forma disclosures for companies not adopting its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share for 1998, 1997 and 1996 had the Standard's fair value method been used to measure compensation cost for stock option plans. No compensation expense related to stock options was actually recognized.


                                        1998           1997         1996
                                        ----           ----         ----

   Net income:
         As reported                  $ 1,295      $    183      $ 1,062
         Pro forma                      1,132             5          974

      Earnings per share:
         As reported
            Basic                     $   .60      $    .08      $   .47
            Diluted                       .58           .08          .46
         Pro forma
            Basic                         .52           ---          .43
            Diluted                       .51           ---          .42



                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)





      NOTE 10 - COMMITMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

LITIGATION: Various contingent liabilities are not reflected in the financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on financial condition or results of operations.

COMMITMENTS TO EXTEND CREDIT: Some financial instruments are used in the normal course of business to meet financing needs of customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. These involve, to varying degrees, credit risk in excess of the amount reported in the financial statements.

Exposure to credit loss if the other party does not perform is represented by the contractual amount for commitments to extend credit, standby letters of credit and financial guarantees written. The same credit policies are used for commitments and conditional obligations as are used for loans. The amount of collateral obtained, if deemed necessary, on extension of credit is based on management's credit evaluation and generally consists of residential or commercial real estate. Lines of credit are primarily home equity lines collateralized by second mortgages on one-to-four family residential real estate and commercial lines of credit collateralized by business assets.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being used, the total commitments do not necessarily represent future cash requirements.

At year-end 1998 and 1997, the Corporation had commitments to originate loans and amounts available on approved lines of credit as follows:


                                              Fixed     Variable
                                               Rate       Rate      Total

                                            --------  ---------  --------
      1998
      First mortgage loans                  $ 1,573   $    515   $ 2,088
      Consumer and other loans                  ---      1,506     1,506
      Commercial loans                          ---        868       868
      Home equity lines of credit               ---      7,304     7,304
      Commercial lines of credit                         2,640     2,640
      Stand-by letters of credit                 35        ---        35
                                            -------   --------   -------

                                            $ 1,608   $ 12,833   $14,441
                                            =======   ========   =======

      1997
      First mortgage loans                  $    32   $  1,230   $ 1,262
      Consumer and other loans                  ---      1,057     1,057
      Home equity lines of credit               ---      3,413     3,413
      Commercial lines of credit                ---      2,596     2,596
                                           --------   --------   -------

                                            $    32   $  8,296   $ 8,328
                                            =======   ========   =======


The interest rates on fixed-rate loan commitments ranged from 5.50% to 7.38 % at year-end 1998.



                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)



EMPLOYMENT AGREEMENTS: The Corporation has employment agreements with certain officers of the Corporation and Cornerstone. The agreements provide for a term of employment for up to three years and a salary and performance review not less often than annually, as well as inclusion of the employee in any formally established employee benefit plan for which such personnel are eligible. The employment agreements also contain provisions with respect to payment should a change in control occur.

LIQUIDATION ACCOUNT: In conjunction with its conversion to a stock institution in 1994, the Corporation established a liquidation account of $21,664, which was equal to its total net worth as of the date of the latest statement of financial condition appearing in the final conversion prospectus. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts with the Corporation after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases do not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.


NOTE 11 - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of financial instruments at year-end were as follows:

                                          1998                  1997
                                   --------------------   ------------------
                                   Carrying     Fair      Carrying    Fair
                                    Amount      Value      Amount     Value
                                   ---------   --------   ---------  --------

Financial assets:
   Cash and cash equivalents       $  13,854   $ 13,854   $ 31,239   $ 31,239
   Securities available for sale      15,402     15,402     22,455     22,455
   Mortgage-backed securities
     available for sale               50,044     50,044     22,433    22,433
   FHLB stock                          6,948      6,948      6,470     6,470
   Loans, net                        230,914    233,942    277,731   283,349
   Loans held for sale                 3,898      3,898        ---       ---
   Accrued interest receivable         1,897      1,897      2,360     2,360

Financial liabilities:
   Deposits                         (192,966)  (194,072)  (246,909)  (247,504)
   Borrowed funds                    (85,252)   (82,754)   (68,339)   (68,337)
   Advance payments by borrowers
     for taxes and insurance            (881)      (881)      (893)      (893)
   Accrued interest payable             (486)      (486)      (665)      (665)



                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)



The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities and mortgage-backed securities is based on quoted market values for the individual securities or for equivalent securities. Estimated fair values of fixed-rate loans and loans that reprice less frequently than each year, are based on the rates charged at year-end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Estimated fair values for certificates of deposit and long-term debt are based on the rates paid at year-end for new deposits or borrowings applied until maturity. Estimated fair values for other financial instruments and off-balance-sheet loan commitments are considered nominal.

While these estimates of fair value are based on management's judgment of appropriate factors, there is no assurance that, were the Corporation to have disposed of such items at year-end 1998 and 1997, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at year-end 1998 and 1997 should not necessarily be considered to apply at subsequent dates.

In addition, other assets, such as property and equipment, and liabilities of the Corporation that are not defined as financial instruments are not included in the above disclosures. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earning power of core deposit accounts, the trained work force, customer goodwill and similar items.


NOTE 12 - SAVINGS ASSOCIATION INSURANCE FUND RECAPITALIZATION

Included in deposit insurance premium expense in the accompanying consolidated statement of income for the year ended December 31, 1996, is $1,064 for a special assessment resulting from legislation passed and enacted into law on September 30, 1996, to recapitalize the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation. Thrifts such as the Corporation paid a one-time assessment in November, 1996, of $0.657 for each $100 in deposits as of March 31, 1995. Because of the recapitalization, the Corporation began paying lower deposit insurance premiums in January, 1997.

NOTE 13 - INCOME TAXES

Income tax expense consisted of the following:


                                             1998       1997      1996
                                            ------    ------    -------

      Current                               $ 2,935   $   630   $   686
      Deferred                                  (71)     (472)       21
                                            -------   -------   -------

                                            $ 2,864   $   158   $   707
                                            =======   =======   =======




                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)






The sources of year-end gross deferred income tax assets and liabilities were as follows:


                                                        1998         1997
                                                       ------       ------

Deferred tax assets
   Deferred compensation and management
     recognition plan                                 $     61     $   144
   Allowance for loans losses                            1,034       1,094
   Unrealized loss on securities available for sale         62         ---
   Other                                                    59         ---
                                                      --------     -------
                                                         1,216       1,238
Deferred tax liabilities
   FHLB stock dividends                                    752         699
   Depreciation                                            ---          57
   Adjustment for former use of cash basis accounting
     method for income tax reporting                       ---          99
   Unrealized gain on securities available for sale        ---         159
   Other                                                   ---          52
                                                      --------     -------
                                                           752       1,066

                                                      $    464     $   172
                                                      ========     =======


Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:


                                              1998      1997     1996
                                            -------   -------   ------

   Income tax computed at the
     statutory tax rate                     $ 1,414    $  116   $  601
   Tax effect of:
      Dividend exclusion                        ---       (17)      (1)
      Intangible assets                       1,372       145       81
      Other                                      78       (86)      26
                                            -------    ------   ------

                                            $ 2,864    $  158   $  707
                                            =======    ======   ======

   Effective tax rate                          68.9%     46.3%   40.0%
                                               ====      ====    ====


Prior to the enactment of legislation discussed below, thrifts which met certain tests relating to the composition of assets had been permitted to establish reserves for bad debts and to make annual additions thereto which could, within specified formula limits, be taken as a deduction in computing taxable income for federal income tax purposes. The amount of the bad debt reserve deduction for "non-qualifying loans" was computed under the experience method. The amount of the bad debt reserve deduction for "qualifying real property loans" could be computed under either the experience method or the percentage of taxable income method, based on an annual election.

In August 1996, legislation was enacted that repealed the percentage of taxable income method of accounting used by many thrifts to calculate their bad debt reserve for federal income tax purposes. As a result, small thrifts such as the Corporation must recapture that portion of the reserve that exceeds the amount that could have been taken under the experience method for tax years beginning after December 31, 1987. The legislation also requires thrifts to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. The recapture will occur over a six-year period. The commencement of the recapture by the Corporation was delayed until 1998 as the Corporation met certain residential lending requirements. In 1998, the Corporation recaptured $52 in bad debt reserves. At December 31, 1998, the Corporation had $260 in bad debt reserves remaining to be recaptured for federal income tax purposes over the next five years. The deferred tax liability related to the recapture has been previously established.

Retained earnings at December 31, 1998 and 1997, includes $8,709 for which no provision for federal income taxes has been made. This amount represents the qualifying and non-qualifying tax bad debt reserve as of December 31, 1987, which is the Corporation's base year for purposes of calculating the bad debt deduction for tax purposes. The related amount of unrecognized deferred tax liability was $2,961 at December 31, 1998 and 1997. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.


NOTE 14 - REGULATORY CAPITAL REQUIREMENTS

Cornerstone is subject to various regulatory capital requirements administered by the federal regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory actions that, if undertaken, could have a direct material effect on Cornerstone's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Cornerstone must meet specific capital guidelines that involve quantitative measures of Cornerstone's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Cornerstone's capital amounts and classifications are also subject to qualitative judgments by the regulators about Cornerstone's components, risk weightings and other factors. At year-end 1998 and 1997, management believes Cornerstone is in compliance with all regulatory capital requirements. Cornerstone is considered well capitalized under the Federal Deposit Insurance Act at year-end 1998 and 1997. Management is not aware of any matters subsequent to December 31, 1998, that would cause Cornerstone's capital category to change.

The following is a reconciliation of capital under generally accepted accounting principles, as shown on the accompanying consolidated balance sheets, to Cornerstone's regulatory capital at year-end 1998 and 1997:

                                                          1998      1997
                                                        -------   --------


   Total shareholders' equity per financial statements  $47,594    $54,600
   Nonallowable items:
      Parent company equity                              (6,605)    (8,797)
      Intangible assets                                     (31)    (3,597)
      Unrealized (gain) loss on securities available
        for sale                                            120       (309)
                                                         ------     ------
   Tier I (core) and tangible capital                    41,078     41,897
   Additional capital items:
      General valuation allowances (limited)              1,769      2,433
                                                        -------    -------

   Total risk-based capital                             $42,847    $44,330
                                                        =======    =======



                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)




At year-end 1998 and 1997, Cornerstone's actual capital level and minimum required levels under prompt corrective action regulations were as follows:



                                                   Minimum          Minimum
                                                  Required         Required
                                             To Be Adequately     To Be Well
                                 Actual         Capitalized      Capitalized
                              -------------   -----------------  --------------
                              Amount  Ratio   Amount   Ratio    Amount  Ratio
                              ------  -----  --------  ------   ------- ------

1998
Total capital
  (to risk-weighted assets)   $42,847  24.2%   $14,188   8.0%    $17,736  10.0%
Tier 1 (core) capital (to
  risk-weighted assets)        41,078  23.2      7,094   4.0      10,641   6.0
Tier 1 (core) capital
  (to adjusted total assets)   41,078  12.6     13,082   4.0      16,353   5.0
Tangible capital (to
   adjusted total assets)      41,078  12.6      4,906   1.5       N/A

1997
Total capital (to
  risk-weighted assets)       $44,330  21.6%   $16,409   8.0%    $20,511  10.0%
Tier 1 (core) capital (to
  risk-weighted assets)        41,897  20.4      8,204   4.0      12,307   6.0
Tier 1 (core) capital (to
   adjusted total assets)      41,897  11.4     11,014   3.0      18,360   5.0
Tangible capital (to adjusted
    total assets)              41,897  11.4      5,507   1.5        N/A


In addition to certain federal income tax considerations, the Office of Thrift Supervision ("OTS") regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings banks, Cornerstone is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of payment of such dividends, be reduced below the amount required for the Liquidation Account, or below applicable regulatory capital requirements prescribed by the OTS.

Under recently adopted OTS regulations, savings banks paying dividends in excess of the current year and preceding two years net retained income must first file an application with the OTS. Therefore, Cornerstone Bank will be required to submit an application to the OTS prior to paying dividends to the Corporation.

Cornerstone currently meets all of its capital requirements and, unless the OTS determines that Cornerstone is an institution requiring more than normal supervision, Cornerstone may pay dividends in accordance with the foregoing provisions of OTS regulations.



                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)







NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of Western Ohio Financial Corporation is as follows:

                           CONDENSED BALANCE SHEETS
                          DECEMBER 31, 1998 AND 1997

                                                        1998       1997
                                                      --------   --------

Assets
   Cash and cash equivalents                          $  5,626   $ 2,762
   Investment in bank subsidiary                        40,989    45,804
   Investment in non-bank subsidiary                       ---        37
   Intercompany receivables                                904     5,864
   Other assets                                            300       257
                                                      --------   -------
      Total assets                                    $ 47,819   $54,724
                                                      ========   =======

Liabilities and shareholders' equity
   Other liabilities                                  $    225   $   124
   Shareholders' equity                                 47,594    54,600
                                                      --------   -------
      Total liabilities and shareholders' equity      $ 47,819   $54,724
                                                      ========   =======



                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)





NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

                        CONDENSED STATEMENTS OF INCOME
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                 1998       1997       1996
                                               ---------  --------    --------

INTEREST AND DIVIDEND INCOME
   Dividends from subsidiaries                  $  6,000   $ 5,002   $ 15,500
   Loan to ESOP                                      128       123        143
   Other                                              53        75        357
                                                --------   -------   --------
      Total interest and dividend income           6,181     5,200     16,000

Other income                                         ---        22         78
Operating expenses                                  (608)     (728)      (805)
                                                --------   -------   --------

Income before income taxes and distributions
  in excess of earnings of subsidiary              5,573     4,494     15,273

Income tax benefit                                   145       157         76
                                                 -------   -------   --------

Income before distributions in excess of
  earnings of subsidiary                           5,718     4,651     15,349

Distributions in excess of earnings of subsidiary (4,423)   (4,468)   (14,287)
                                                  -------  -------   --------

Net income                                      $  1,295   $   183   $  1,062
                                                ========   =======   ========


                 CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                  1998       1997       1996
                                                --------   --------  ---------


Net Income                                      $  1,295   $   183   $  1,062

Other comprehensive income, net of tax
   Unrealized gain (loss) on available
     for sale securities arising during
     the period                                     (429)      551       (837)
   Reclassification adjustment for amount
     realized on securities sales included
     in net income                                   ---       ---        (36)
                                                --------   -------   --------
      Total other comprehensive income              (429)      551       (873)
                                                --------   -------   --------

Comprehensive income                            $    866   $   734   $    189
                                                ========   =======   ========




                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)





NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

                      CONDENSED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                  1998       1997       1996
                                               ---------   --------   ---------


Cash flows from operating activities:
Net income                                      $  1,295   $   183   $   1,062
   Adjustments to reconcile net income to cash
     provided by operations:
      Gain on sale of securities available
        for sale                                     ---       ---        (54)
      Distributions in excess of earnings
         of subsidiary                             4,423     4,468     14,287
      Compensation expense on ESOP and MRP shares    530       544        566
      Changes in:
        Other assets                                 (43)     (172)        63
        Other liabilities                            101      (968)       927
                                                --------   -------   --------
         Net cash from operating activities        6,306     4,055     16,851

Cash flows from investing activities
   Investment in subsidiaries                        ---       (37)   (19,488)
   Proceeds from sale of investments                 ---       ---      2,915
   Intercompany advance                              ---    (5,489)      (152)
   Proceeds from repayments of
      intercompany advances                        4,960       ---        ---
                                                --------   -------   --------
         Net cash from investing activities        4,960    (5,526)   (16,725)

Cash flows from financing activities
   Cash dividends paid                            (2,142)   (2,219)    (2,275)
   Proceeds from stock options exercised             351     1,863        ---
   Purchase of treasury stock                     (6,611)     (370)    (4,129)
                                                --------   -------   --------
         Net cash from financing activities       (8,402)     (726)    (6,404)
                                                --------   -------   --------

Net change in cash and cash equivalents            2,864    (2,197)    (6,278)

Cash and cash equivalents at beginning of year     2,762     4,959     11,237
                                                --------   -------   --------

Cash and cash equivalents at end of year         $ 5,626   $ 2,762   $  4,959
                                                 ========  =======   ========





                                 (Continued)

                      WESTERN OHIO FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997 and 1996
                (Dollars in thousands, except per share data)



NOTE 16 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables summarize selected quarterly results of operations for 1998 and 1997.


                                                        Three months ended
                                                        -------------------
December 31, 1998                  March 31,   June 30,  September 30, December 31,
                                   ---------   --------  ------------- ------------

                                       (In thousands except per share data)

Interest and dividend income       $ 6,740     $ 6,551     $ 6,314     $ 6,251
Interest expense                     4,155       3,993       4,029       3,815
                                   -------     -------     -------     -------
Net interest income                  2,585       2,558       2,285       2,436
Provision for loan losses              ---        (261)        ---        (102)
                                   -------     -------     -------     -------
Net interest income after
  provision for loan losses          2,585       2,819       2,285       2,538
Non-interest income                    393         477         382       2,437
Non-interest expense                (2,262)     (2,544)     (2,331)     (2,620)
                                    ------     -------      ------     -------
Income before income tax               716         752         336       2,355
Income tax expense                     281         282         150       2,151
                                   -------     -------     -------     -------
Net income                         $   435     $   470     $   186     $   204
                                   =======     =======     =======     =======

Earnings per share
  Basic                            $   .19    $    .21     $   .09     $   .11
                                   =======    ========     =======     =======
  Diluted                          $   .19    $    .21     $   .08     $   .10
                                   =======    ========     =======     =======

Dividends declared per share       $   .25    $    .25     $   .25     $   .25
                                   =======    ==== ===     =======     =======

                                                Three months ended
                                   -----------------------------------------------
December 31, 1997                  March 31,  June 30,  September 30, December 31,
                                   ---------  --------  ------------- ------------
                                       (In thousands except per share data)


Interest and dividend income       $ 7,114     $ 7,414    $  7,450     $  7,061
Interest expense                     4,431       4,548       4,591        4,364
                                   -------     -------    --------     --------
Net interest income                  2,683       2,866       2,859        2,697
Provision for loan losses               67          43         246        1,929
                                   -------     -------    --------     --------
Net interest income after
  provision for loan losses          2,616       2,823       2,613          768
Non-interest income                    267         132         207          386
Non-interest expense                (2,323)     (2,226)     (2,688)      (2,234)
                                   -------     -------    --------      -------
Income before income tax               560         729         132       (1,080)
Income tax expense (benefit)           228         277          72         (419)
                                   -------     -------    --------      -------
Net income                         $   332     $   452    $     60      $  (661)
                                   =======     =======    ========      =======

Earnings per share
  Basic                            $   .15     $   .21    $   .03      $   (.31)
                                   =======     =======    =======      ========
  Diluted                          $   .15     $   .20    $   .03      $   (.30)
                                   =======     =======    =======      ========

Dividends declared per share       $   .25    $   .25     $   .25      $    .25
                                   =======    =======     =======      ========



                      WESTERN OHIO FINANCIAL CORPORATION
                              Springfield, Ohio


Board of Directors of Western Ohio Financial Corporation and Cornerstone Bank

        David L. Dillahunt              Senior Vice President, Advest, Inc.
        John W. Raisbeck                President and Chief Executive Officer, Cornerstone Bank
        Howard V. Dodds                 President, Howard's Foods, Inc.
        John E. Field                   Vice Chairman of the Board, Wallace & Turner, Inc.
        Jeffrey L. Levine               President, Larry Stein Realty and Levine Realty Company
        William N. Scarff               President, Scarff's Nursery, Inc. and Scarff's Land Company
        Aristides G. Gianakopoulos      President, The Champion Company

Officers of Western Ohio Financial Company

        John W. Raisbeck              President and Chief Executive Officer
        John T. Heckman               Executive Vice President
        Gary L. Hicks                 Executive Vice President
        Robert P. Brezing             Senior Vice President
        Craig F. Fortin               Senior Vice President, Treasurer and Chief Financial Officer
        Suzanne E. Moeller            Corporate Secretary

Officers of Cornerstone Bank

        John W. Raisbeck              President and Chief Executive Officer
        John T. Heckman               Executive Vice President, Operations and Administration
        Gary L. Hicks                 Executive Vice President, Mortgage Lending
        Robert P. Brezing             Senior Vice President, Business Banking
        Craig F. Fortin               Senior Vice President, Treasurer and Chief Financial Officer
        Suzanne E. Moeller            Corporate Secretary

Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available without charge upon request to: Investor Relations, Western Ohio Financial Corporation, 28 East Main Street, P.O. Box 509, Springfield, Ohio 45501-0509, (937)325-9990.

Annual Meeting

The Annual Meeting of Shareholders of Western Ohio Financial Corporation will be held at 9:00 AM on Thursday, April 29, 1999 at the Springfield Inn, 100 South Fountain Avenue, Springfield, Ohio 45502.

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