Form 10-K, Exhibit 13
period 1999-12-31
WESTERN OHIO FINANCIAL CORP
filed 2000-03-30
CIK 920769

[Front Cover]

Cornerstone2000.com

Western Ohoi Financial Corporation

1999 Annual Report

[Inside Cover]

Table of Contents

Letter to Shareholders.........................................................3

Selected Consolidated Financial Information....................................6

Market Price of Western Ohio Financial Corporation's Common Shares and Related
  Shareholder Matters..........................................................7

Management's Discussion and Analysis of Financial Condition and Results of
  Operations

  General......................................................................8

  Forward-Looking Statements...................................................8

  Analysis of Financial Condition..............................................8

  Comparison of Years Ended December 31, 1999 and December 31, 1998............9

  Comparison of Years Ended December 31, 1998 and December 31, 1997...........10

  Average Balances, Interest Rates and Yields.................................11

  Rate/Volume Analysis........................................................12

Asset/Liability Management and Market Risk....................................13

  Liquidity and Capital Resources.............................................14

  Impact of New Accounting Standards..........................................15

  Impact of Inflation and Changing Prices.....................................15

  Year 2000 Issue.............................................................15

Report of Independent Auditors................................................16

  Consolidated Financial Statements...........................................17

Board of Directors and Officers...............................................38

Western Ohio Financial Corporation and Subsidiary Shareholder Information.....38

Market Makers.................................................................39


2                                             Western Ohio Financial Corporation

Dear Shareholders


     1999 was a year of continued improvement and advancement for Western Ohio Financial Corporation and Cornerstone Bank:

   o..We have become a community bank with broader service capability while maintaining the personal touch we know our customers want.

   o..Our net income improved by 30% over 1998.

   o..Our efforts to build business banking have been especially rewarding.

   o..Our mortgage banking capabilities remain strong.

[Photograph of David L. Dillahunt, Chairman of the Board and John W. Raisbeck, President and CEO]


      Two and a half years ago, when John became President and CEO, his conversations with many local business and community leaders indicated that, although our company was under-recognized and under-performing, it had a lot of potential. Saying it another way, WOFC and Cornerstone Bank had been a well-kept secret.

      Since that time, our planning and actions have focused on marketing our bank and telling people who we are and what we can do for them as well as strengthening our position for the future. Our company and its employees have also been more involved with community affairs and support.

      That first year, 1997, Cornerstone Bank made $183,000. In 1998 profits increased to $1,295,000 and in the past year profits grew to nearly $1,700,000, an increase of 30%. Fully diluted earnings per share increased by nearly 47 percent. This improvement in core earnings performance was achieved by reducing operating expenses and managing our balance sheet to improve our net yield.

      A major focus of ours continues to be on business banking. As a result, we strengthened our bank lending team with highly qualified commercial loan and commercial real estate lenders who have the experience and know-how to assess the risks and underwrite such loans. Business banking enables us to broaden our base of profitable relationships. The focus is the same, however: providing all of our financial services through bankers who believe in helping people meet their needs.

      Cornerstone Bank remains in residential mortgage lending which has long been its core business. Our mortgage lending remains strong and competitive. We have modernized our service capacity in that area by adding new, more advanced mortgage processing software and computer technology as well as by more training of our staff.

      Cornerstone Bank knows it will only succeed by building sincere client relationships and providing banking service on a one-to-one, person-to-person basis. This philosophy applies to all clients of Cornerstone Bank. Because many large banks have lost the ability to provide such personal attention and service, we have a great opportunity to win new friends and customers by emphasizing this more personal approach.

      Many business clients and prospects like to feel they are working with people who are qualified and empowered to make lending and other decisions locally. As evidence of Cornerstone Bank's commitment to business lending and related services, we hired Phil Teusink in Springfield and Kemper
 Allison in Columbus during 1999. Both have an established network of business contacts and clients which is vitally important to Cornerstone Bank's future growth. The

1999 Annual Report to Shareholders                                             3

[PHOTOGRAPH OF JOHN W. RAISBACK, DIRECTOR, PRESIDENT, AND CHIEF EXECUTIVE OFFICER, DAVID L. DILLAHUNT, CHAIRMAN, ARISTIDES G. GIANAKOPOULOS, DIRECTOR, HOWARD V. DODDS, DIRECTOR, JOHN E. FIELD, DIRECTOR, JEFFREY L. LEVINE, DIRECTOR WILLIAM N. SCARFF, DIRECTOR (LEFT TO RIGHT)]

Cornerstone Bank Business Banking team has nearly 100 years of combined lending experience.

     Kemper Allison, Regional Vice President, joined us in early 1999, after serving for over 15 years as a commercial and commercial real estate lender for a Columbus bank. He now directs our Columbus loan office.

     Phil Teusink, Vice President, is a highly qualified and experienced senior loan manager who has served as a commercial loan officer in the Springfield area for 19 years with a large regional bank. As a Vice President with Cornerstone Bank, Phil will continue serving the needs of our local business community.

     By adding these two senior-level bankers, we are investing in highly experienced, proven producers who can help us make significant contributions to developing long-term profitable relationships.

     As we look back again over the past two and a half years, it's clear we've made progress toward our goals. We've built on the existing strengths of the organization by training our people and upgrading the business systems they work with. It's also clear that still more can be done to enhance the earnings of the bank by improving interest margins as well as non-interest income such as loan and deposit-related fees. In fact, we're seeing significant growth in fee income from the business banking side.

     Technology continues to work for us, too. We are currently launching a major conversion of our data processing system. Soon we will have state-of-the-art data processing capabilities with significant improvements in operating efficiency for about the same cost as our previous system. With the new system, we will have more control and greater ability to respond to changes in the marketplace in terms of service as well as products.

     We have the key people in place--not just at the upper levels, but increasingly across the organization. As a result of our staff training and development, we are now able to promote more from within and place people where they can be more productive.

     We continue to work on instilling a broader sense of ownership and personal accountability throughout our

[PHOTOGRAPH OF JOHN W. RAISBECK, DIRECTOR, PRESIDENT, AND CHIEF EXECUTIVE OFFICER, CRAIG E. FORTIN, SENIOR VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER
(STANDING) GARY L. HICKS, EXECUTIVE VICE PRESIDENT, MORTGAGE BANKING JOHN T. HECKMAN, EXECUTIVE VICE PRESIDENT, OPERATIONS AND ADMINISTRATION ROBERT P. BREZING, SENIOR VICE PRESIDENT, BUSINESS BANKING]

company. More of our employees can and are taking the initiative to address whatever problems they might encounter. This means better service to our customers.

     A large number of smaller and mid-sized banks and thrifts have experienced significant deflation of their stock prices in recent months. WOFC is no exception. These stocks continue to lag behind the performance of the overall equity market. The outlook has been clouded by concerns of rising interest rates, year 2000 issues (which have now proved insignificant) and slowing merger activity. This is an industry-wide phenomenon. When you look at the capital strength, the asset quality and the earnings trends, many feel these stocks are undervalued. WOFC continues its program to repurchase its capital stock.

     Our plan is to continue our present path toward adding value to our franchise. The actions we have taken and the trends are encouraging to us. We believe 2000 will be another year of improvement.

     Summing it up, we're heading in the right direction. We are a community bank with quality people and the capital to support our efforts. We believe these are essential ingredients for improved long-term performance in our marketplace.

     With the continuing support of our shareholders and Board of Directors, our valued customers and staff, we expect another successful year.



John W. Raisbeck
President and Chief Executive Officer

David L. Dillahunt
Chairman of the Board


1999 Annual Report to Shareholders                                             5

Selected Consolidated Financial Information



                                                                  December 31,
                                   ---------------------------------------------------------------
                                      1999          1998         1997         1996          1995
                                    -------     ----------    ----------   ----------    ----------
                                                       (Dollars in thousands)

Selected Financial Condition Data:

Total assets                       $329,685       $327,728     $371,988    $392,765     $231,387
Loans and loans held for sale, net  254,871        234,812      277,731     287,611      150,476
Cash and cash equivalents             9,614         13,854       31,239      15,611       17,605
Mortgage-backed securities           41,591         50,044       22,433      36,843       45,719
Securities                            8,775         15,402       22,455      35,729       12,039
Deposits                            202,331        192,966      246,909     233,203      139,129
Borrowed funds                       82,183         85,252       68,339     102,602       31,528
Total shareholders' equity           42,989         47,594       54,600      54,048       59,668

Selected Operations Data:

Total interest income              $ 23,415       $ 25,856     $ 29,039    $ 24,160      $14,809
Total interest expense               13,632         15,992       17,934      13,783        7,034
                                   --------       --------     --------    --------     --------
Net interest income                   9,783          9,864       11,105      10,377        7,775
Provision for loan losses               246           (363)       2,285         399            6
                                   --------       --------     --------    --------     --------
Net interest income after provision
  for loan losses                     9,537         10,227        8,820       9,978        7,769

Non-interest income:
  Loan fees and service charges       1,085          1,005          650         156           60
  Gain on sales of loans,
    mortgage-backed securities
    and securities                      111            652          311         340        1,207
  Gain on sale of branches                -          2,054            -           -            -
  Other non-interest income              65            (22)          31          54          713
                                   --------       --------     --------    --------     --------
Total non-interest income             1,261          3,689          992         550        1,980
Total non-interest expense            8,127          9,757        9,471       8,759        5,349
Income before income taxes            2,671          4,159          341       1,769        4,400
Income tax expense                      988          2,864          158         707        1,507
                                   --------       --------     --------    --------     --------

Net income                          $ 1,683         $1,295      $   183      $1,062       $2,893
                                   ========       ========     ========    ========     ========




6                                             Western Ohio Financial Corporation

Selected Consolidated Financial Information

                                                                  December 31,
                                              ----------------------------------------------------
                                                1999        1998       1997       1996      1995
                                              --------    ---------  --------    -------  --------


Selected Financial Ratios and Other Data:

Performance Ratios:
  Return on assets (ratio of net income to
    average total assets)                        0.52%       0.36%       0.05%     0.33%      1.42%
  Interest rate spread information:
  Average during year                            2.57        2.40        2.42      2.42       2.65
    End of year                                  2.37        2.55        2.31      2.23       2.05
    Net interest margin                          3.13        2.91        2.95      3.26       4.01
  Ratio of operating expense to
    average total assets                         2.51        2.69        2.39      2.72       2.63
  Return on equity (ratio of net income
    to average equity)                           3.75        2.42        0.34      2.00       4.72

Quality Ratios:
  Non-performing assets to total
    assets at end of year                        0.83        1.39        0.54      0.52       0.01
  Allowance for loan losses to
    non-performing loans                       100.94       70.47      196.59     83.95     255.45
  Allowance for loan losses to total
    loans, net                                   1.09        1.39        1.41      0.60       0.51
  Allowance for loan losses to
    classified assets                           75.14       68.89      130.08     73.74      87.66

Capital Ratios:
  Total equity to total assets at end
    of year                                     13.04       14.52       14.67     13.76      25.79
  Average equity to average assets              13.87       14.80       13.44     16.50      30.07
  Ratio of average interest-earning
    assets to average interest-bearing
    liabilities                                  1.13  x     1.11  x     1.11  x   1.19 x     1.37 x

Per Share Data:
  Earnings per common share-Basic             $  0.86      $ 0.60      $ 0.08    $ 0.47     $ 1.18
  Earnings per common share-Diluted              0.85        0.58        0.08      0.46       1.15
  Dividend payout ratio                          1.18  x     1.67   x   12.50  x   2.13  x    0.85  x
  Book value per share                        $ 21.82      $23.45      $22.91    $23.48     $25.27

Number of full service offices                   6           6          10        10          5


Market Price of Western Ohio Financial Corporation's Common Shares and Related Shareholder Matters

There were 1,969,912 common shares of WOFC outstanding, excluding unearned employee benefit plan shares, on December 31, 1999, held of record by approximately 696 registered shareholders and 1,350 beneficial holders behind brokers, banks, and depositories. Price information with respect to WOFC's common shares is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System. The Wall Street Journal publishes daily trading information for our stock under the abbreviation "WstrnOHFnl" in the National Market Listing.


                        Fiscal Year 1999           Fiscal Year 1998
                     Low     High   Dividend     Low    High      Dividend
                    ------------------------     -------------------------


First quarter       $ 21.75$ 23.00  $  .25       $25.00 $ 27.00   $ .25
Second quarter        21.75  29.00     .25        24.75   27.00     .25
Third quarter         17.50  26.00     .25        19.75   25.25     .25
Fourth quarter        16.38  19.25     .25        19.75   23.38     .25


The Company has repurchased shares and intends to continue to repurchase shares in order to enhance shareholder value. During 1999, the Company repurchased 135,200 shares and 277,500 in 1998. The Company is no longer subject to quantitative regulatory limitations imposed by the Office of Thrift Supervision ("OTS") on stock repurchases and intends to continue repurchases of stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General
As a  unitary  savings  and  loan  association  holding  company,  Western  Ohio
Financial Corporation ("the Company" or "WOFC"), holds Cornerstone Bank ("Cornerstone"), whose principal business has traditionally consisted of attracting deposits from the general public, and making loans secured by residential real estate. Cornerstone's profitability and consequently the Company's profitability is primarily dependent upon its net interest income, which is the difference between interest income on its loan and investment portfolio and interest paid on deposits and other borrowed funds. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. Cornerstone's profitability is also affected by the provisions for loan losses and the level of non-interest income and expense. Non-interest income consists primarily of service charges and other fees, gains (losses) on sales of securities and other assets and income from real estate operations. Non-interest expense includes salaries and employee benefits, real estate operations, occupancy of premises, federal deposit insurance premiums, franchise taxes, data processing expenses and other operating expenses. In October 1997, the Company incorporated another subsidiary, CornerstoneBanc Financial Services, Incorporated (formerly West Central Mortgage Services, Incorporated) ("CFSI"). The primary business of CFSI is to engage in mortgage banking activities.

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

The Company offers a range of customer services and products, including deposit accounts and loans with a special emphasis on one-to-four family mortgage lending and, to a lesser extent, multi-family and commercial real estate lending. Smaller portions of the Company's loans receivable consist of construction, commercial and consumer loans. Management has expanded and intends to continue to expand its consumer lending portfolio by soliciting its existing customer base and has increased efforts to solicit commercial loans.

Management and the Board of Directors of the Company have sought to enhance shareholder value by using excess capital to repurchase outstanding shares when business and market conditions warrant.

Forward-Looking Statements
When used throughout this document, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projected," or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Bank's market area, changes in policies by regulatory agencies, fluctuations in interes rates, demand for loans in the Bank's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Factors listed above could affect the Company's financial performance and could cause actual results for future periods to differ materially from any statements expressed with respect to future periods.

The Company does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Analysis of  Financial  Condition
Total assets of the Company increased $2.0 million, from $327.7 million in 1998 to $329.7 million in 1999. This increase was a result of increases in loans receivable offset by reductions in cash and cash equivalents and securities. Cash and cash equiva lents decreased $4.2 million from $13.8 million at December 31, 1998 to $9.6 million at December 31, 1999. Securities decreased $15.0 million from $65.4 million at December 31, 1998, to $50.4 million at December 31, 1999. The primary reason for the reductions in cash, cash equivalents and securities was to fund the net increase in loans.

Net loans and loans held for sale increased from $234.8 million at December 31, 1998, to $254.9 million at December 31, 1999, an increase of $20.1 million, or 8.5%. The increase was primarily the result of purchasing participations and originating multi-family mortgage loans, and originating new consumer home equity loans.

Liabilities increased from $280.1 million at December 31, 1998, to $286.7 million at December 31, 1999, an increase of $6.6 million, or 2.4%. The primary reason for the increase in total liabilities was an increase in deposits.
Deposits increased during 1999 by $9.3 million as a result of continued aggressive advertising and competitive pricing. For the year, deposits increased 4.9% to $202.3 million at December 31, 1999, from $193.0 million at December 31, 1998. Offsetting the deposit increase, the Company decreased advances from the Federal Home Loan Bank of Cincinnati ("FHLB") $3.1 million, or 3.6%, from $85.3 million at December 31, 1998, to $82.2 million at December 31, 1999. Rates on advances drawn during the year ranged from 3.50% to 6.99%. At December 31, 1999, $66.8 million of the $82.2 million total advances were fixed-rate. The above-mentioned advances are

8                                             Western Ohio Financial Corporation

secured by a blanket pledge of mortgages to the FHLB and are not tied to specific securities or mortgages.

Total equity decreased $4.6 million, or 9.7%, primarily due to the $2.7 million net repurchase of shares during 1999 and the net unrealized loss on securities available for sale of $2.0 million. Earnings of $1.7 million less dividends of $2.0 million decreased retained earnings by $0.3 million in 1999. The Company is no longer subject to regulatory limitations on stock repurchases and intends to continue modest repurchases of its own stock.

Comparison of Results of Operations

Comparison of Years Ended December 31, 1999 and December 31, 1998

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

General. Net income for the year ended December 31, 1999, was $1.7 million, an increase of $388,000 compared to the year ended December 31, 1998. The increase was primarily the result of lower operating expenses and income tax expense due to exiting the Cincinnati market in 1998. During 1998, management determined the branch investment in the Cincinnati area was not in line with the Company's long-term goals. As a result, the Company sold the Cincinnati area deposits and closed or sold four branches. The net gain on the sale of deposits and branches was $2.1 million before taxes.

Net interest income decreased $81,000 from $9.9 million to $9.8 million, or less than 1.0%, primarily as a result of a combination of lower rates and volumes of average interest-earning assets partially offset by lower rates and volumes of average interest-bearing liabilities. The provision for loan losses for the year ended December 31, 1999, was $246,000, an increase of $609,000 compared to the year ended December 31, 1998, which was a recapture of $363,000. Non-interest income decreased $2.4 million as a result of the net gain before taxes on sale of the Cincinnati area deposits. Non-interest expense decreased $1.6 million, from $9.7 million at December 31, 1998, to $8.1 million at December 31, 1999, primarily due to lower expenses of approximately $1.3 million related to exiting the Cincinnati area. Income taxes decreased $1.9 million from $2.9 million at December 31, 1998, to $1.0 million at December 31, 1999, as a result of the tax effect of intangible asset disposition associated with the Cincinnati area branch closing.

Interest Income. Total interest income decreased $2.4 million, or 9.4% for the year ended December 31, 1999, compared to the prior year. This decrease is due to a combination of lower rates and lower average volume of interest earning assets. This lower volume is due mostly to lower short-term funds held by the Company which had been accumulated in 1998 in anticipation of the Cincinnati area deposit sale. The lower rates were primarily due to lower rates on new loans originated than previously held. Interest income from loans decreased
$590,000 and $725,000 as a result of the decreased volume and rates, respectively. Interest from securities and other sources fell by $1.1 million primarily due to reducing volumes generated to fund the deposit sale.

Interest Expense. Total interest expense decreased $2.4 million or 14.8% for the year ended December 31, 1999, compared to the prior year. The decrease was due primarily to a lower average volume of time deposits as a result of the Cincinnati area branch sale. Interest on deposits decreased $2.8 million or 22.3% for the year ended December 31, 1999, compared to the prior year. Interest on borrowings increased $408,000 or 11.5% over the prior year due to average higher volumes.

Provision for Loan Losses. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses and any specific losses applied to that allowance. During the year ended December 31, 1999, the provision for loan loss was $246,000. This is a change of $609,000 from a $363,000 recapture of the provision during the prior year. The reduction of the loan loss provision in 1998 was due to the decreasing overall loan portfolio and the successful resolution of a major loan concern. The increase in 1999 was due to an increase in the loan portfolio. Management believes that the total allowance of $2.8 million on total loans of $262 million at December 31, 1999, is adequate given the area economic conditions, the level of impaired and nonperforming loans, and the composition of the loan portfolio. At December 31, 1999, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans.

The Company will continue to review its allowance for loan losses and make further allowances as economic and asset quality conditions dictate. Although the Company maintains its allowance for loan losses at a level that it considers to be adequate to provide for probable losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), which can order the establishment of additional allowances.

Western Ohio Financial Corporation                                             9

Non-interest Income. Non-interest income decreased from $3.7 million in 1998 to $1.3 million in 1999. This decrease is due primarily to 1998 including the net gain before taxes on sale of the Cincinnati area branches of $2.1 million. Gain on sales of securities decreased due to selling a Federal Home Loan Mortgage Corporation ("FHLMC") certificate and a FHLMC investment security in 1998 for a total gain of $307,000. Additionally, gains on sales of loans declined $234,000 due to lower mortgage loan originations and sales compared to the prior year.

Non-interest Expense. Total non-interest expense decreased 16.7% in 1999, from $9.8 million in 1998 to $8.1 million. The decrease is primarily the result of reducing costs by approximately $1.3 million associated with the divestiture of the Cincinnati area branches. Additionally, the Company reduced outside consultant expenses and Ohio franchise taxes for Cornerstone.

Income Tax Expense. Income tax expense was $1.0 million for the year ended December 31, 1999, a decrease of $1.9 million from the same period the prior year. Income taxes decreased primarily as a result of prior year's tax effect of the intangible asset disposition associated with the Cincinnati area branch sale. The 1998 write-off of the $1.4 million intangible asset originally associated with the Cincinnati area acquisition is not deductible for tax purposes, and is a permanent tax difference for computing the Company's tax expense. As a result, the Company's effective tax rate for 1998 was 68.9% compared to 37.0% in 1999.

Comparison of Years Ended December 31, 1998 and December 31, 1997

General. Net income for the year ended December 31, 1998, was $1.3 million, an increase of $1.1 million compared to the year ended December 31, 1997. The increase was primarily the result of a decrease in the provision for loan losses, an increase in non-interest income due to a net gain on sale of branches, and increases in service fees offset in part by a decrease in net interest income and an increase in provision for income taxes primarily due to the gain on sale. The provision for the year ended December 31, 1998, was a reversal of $363,000, a change of $2.6 million compared to the year ended December 31, 1997, which reflected a provision of $2.3 million. Net interest income decreased $1.2 million from $11.1 million to $9.9 million, or 11.2%, primarily as a result of a combination of lower volumes of average interest-earning assets partially offset by lower volumes of interest-bearing liabilities. Non-interest income increased $2.7 million as a result of increased deposit account service fees and net gain before taxes on sale of the Cincinnati area deposits. For the year ended December 31, 1998, non-interest income also included a $307,000 gain from the sale of securities. Non-interest expense increased $286,000, from $9.5 million at December 31, 1997, to $9.7 million at December 31, 1998, primarily due to additional expenses of $301,000 related to exiting the Cincinnati area. Income taxes increased $2.7 million from $158,000 at December 31, 1997, to $2.9 million at December 31, 1998, as a result of higher income and the tax effect of intangible asset disposition associated with the Cincinnati area branch closing.

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

Provision for Loan Losses. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses and any specific losses applied to that allowance. During the year ended December 31, 1998, the provision for loan loss was $(363,000). This is a change of $2.6 million from a $2.3 million provision during the prior year. In 1997, management identified losses and increased its provision for several problem loans during the fourth quarter of 1997. These loans were primarily of a commercial nature. Based on satisfactory resolution of one of the problem loan situations, actual problem loan activity, net charge-offs of $359,000 and continued review, management recaptured $363,000 of the loan loss provision in 1998. Management believes that the total allowance of $3.2 million on total loans of $237 million at December 31, 1998, is adequate given the area economic conditions and its loan portfolio composition. At December 31, 1998, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans.

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

10                                            Western Ohio Financial Corporation

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


                                                                   Year Ended December 31,
                              ------------------------------------------------------------------------------------------
                                            1999                           1998                         1997
                              ------------------------------------------------------------------------------------------
                                Average    Interest            Average    Interest            Average   Interest
                              Outstanding  Earned/   Yield/  Outstanding   Earned/  Yield/  Outstanding Earned/   Yield/
                               Balance      Paid     Rate     Balance       Paid    Rate      Balance     Paid     Rate
                              -----------  --------  ------  -----------  --------  ------  ----------- --------  ------
                                                                  (Dollars in thousands)
Interest-earning assets:
  Loans receivable            $244,824     $19,096   7.80%    $252,232    $20,411    8.09%   $298,111   $23,815    7.99%
  Mortgage-backed securities    45,683       2,888   6.34       27,626      1,608    5.85      28,994     1,843    6.39
  Securities                    10,274         679   6.64       14,781        980    6.65      33,083     2,143    6.40
  Interest-bearing deposits      4,163         247   5.93       37,399      2,379    6.36       9,585       797    8.32
  FHLB stock                     7,135         505   7.06        6,649        478    7.19       6,102       441    7.23
                              --------     --------  -----    ----------  --------  ------   ---------- --------  ------
    Total interest-earning
      assets                   312,079      23,415   7.50      338,687     25,856    7.63     375,875    29,039    7.73
                              --------     --------  -----    ----------  --------  ------   ---------- --------  ------

  Non-earning assets            12,071                          23,508                         20,124
                              --------                        ----------                     ----------
    Total assets              $324,150                        $362,195                       $395,999
                              ========                        ==========                     ==========

Interest-bearing liabilities:
  Time deposits               $122,992       6,987   5.68     $164,302    $ 9,641    5.87     175,163    10,447    5.96
  Demand and NOW deposits       12,767         145   1.14       12,990        180    1.39      11,998       129    1.08
  Savings deposits              64,387       2,535   3.94       65,709      2,614    3.98      53,305     1,642    3.08
  Borrowings                    76,449       3,965   5.19       62,802      3,557    5.66      97,414     5,716    5.87
                              --------      ------  -------   ---------   -------    ------
    Total interest-bearing
      liabilities              276,595      13,632   4.93      305,803     15,992    5.23     337,880    17,934    5.31
                                            ------                         ------                        ------

  Non-earning liabilities        2,643                           2,775                          4,908
                              --------                         -------                        --------
    Total liabilities          279,238                         308,578                        342,788

  Equity                        44,912                          53,617                         53,211
                              --------                         -------                        --------

    Total liabilities/equity  $324,150                        $362,195                       $395,999
                              ========                        ========                       ========

Net interest income                         $9,783                         $9,864                       $11,105
                                            ======                         ======                       =======
Net interest rate spread                             2.57%                          2.40%                          2.42%
                                                    =====                           =====                         ======
Net earning asset              $35,484                         $32,884                        $37,995
                              ========                        ========                        =======
Net yield on average
  interest-earning assets                            3.13%                          2.91%                          2.95%
                                                     =====                          =====                         ======
Average interest-earning
  assets to average
  interest-bearing
  liabilities                                 1.13 x                         1.11                          1.11 x
                                              ======                        =====                          =====


Western Ohio Financial Corporation                                            11

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


                                   Year Ended December 31,       Year Ended December 31,
                              --------------------------------------------------------------
                                        1998 vs. 1999                 1997 vs. 1998
                              --------------------------------------------------------------
                                    Increase                         Increase
                                   (Decrease)        Total          (Decrease)      Total
                                     Due to         Increase         Due to       Increase
                              --------------------               --------------
                                Volume     Rate    (Decrease)    Volume   Rate   (Decrease)
                              ----------   ------- ----------    ------- ------  ----------
                                       (Dollars in thousands)

Interest-earning assets:
  Loans receivable            $ (590)      $(725)  $(1,315)     $(3,709)  $305   $(3,404)
  Mortgage-backed securitie    1,131         149     1,280          (84)  (151)     (235)
  Securities                    (298)         (3)     (301)      (1,237)    74    (1,163)
  Other                       (1,947)       (158)   (2,105)       1,875   (256)    1,619
                              -------      ------  --------      -------  -----  --------
    Total interest-earninng
      assets                  (1,705)       (736)   (2,441)     $(3,155)   (28)   (3,183)
                              -------      ------  --------      -------  -----  --------
                              -------      ------  --------      -------  -----  --------

terest-bearing liabilities:
  Time deposits              $(2,337)      $(316)   (2,653)     $  (643) $(163)     (806)
  Demand and NOW deposits         (3)        (33)      (36)          12     39        51
  Savings deposits               (52)        (27)      (79)         431    541       972
  Borrowings                     726        (318       408       (1,952)  (207)   (2,159)
                              -------      ------   -------     -------- ------  --------
    Total interest-bearing
      liabilitie             $(1,666)      $(694)   (2,360)     $(2,152) $ 210    (1,942)
                             ========      ======   =======     ======== ======  ========

Net interest income                                 $  (81)                      $(1,241)
                                                    =======                      ========





12                                            Western Ohio Financial Corporation

Asset/Liability Management and Market Risk

The Company's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Interest rate risk is the risk that the Company's financial condition will be adversely affected due to movements in interest rates. The income of financial institutions is primarily derived from the excess of interest earned on interest-earning assets over the interest paid on interest-bearing liabilities. Accordingly, the Company places great importance on monitoring and controlling interest-rate risk. The measurement and analysis of the exposure of the Company's primary operating subsidiary, Cornerstone Bank, to changes in the interest rate environment is referred to as asset/liability management. One method used to analyze the Company's sensitivity to changes in interest rates is the "net portfolio value" ("NPV") methodology used by the OTS as part of its capital regulations.

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

Presented below is an analysis of Cornerstone's interest rate risk as of December 31, 1999, and December 31, 1998, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors. The policy limits use minimum NPV ratios where the NPV ratio is the NPV divided by the present value of expected incoming cash flows on interest-earning and other assets. The Board of Directors deem these minimum limits advisable after considering the impact of various changes in interest rates on NPV and the institution's strong capital position.


                              December 31, 1999              December 31, 1998
Change in      Board limit ---------------------------   ---------------------------
Interest Rate  Minimum     $ Change   % Change   NPV     $ Change   % Change   NPV
(Basis Points) NPV Ratio   in NPV     in NPV     Ratio   in NPV     in NPV     Ratio
-------------  ----------- --------   --------  ------   --------   --------  ------
                             (Dollars in thousands)

+300             6.00%    ($17,132)    (42)%      7.72%  $(13,580)   (29)%     10.43%
+200             6.75      (11,389)    (28)       9.35     (8,505)   (18)      11.84
+100             7.25       (5,565)    (14)      10.92     (3,731)    (8)      13.01
   -             8.00            -       -       12.33          -      -       13.84
(100)            9.00        4,439      11       13.38      1,551      3       14.07
(200)            9.00        7,262      18       13.98      2,519      5       14.14
(300)            9.00        9,341      23       14.37      3,951      9       14.32



As illustrated in the table, the institution's NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, because Cornerstone has primarily fixed-rate loans in its loan portfolio, the amount of interest Cornerstone would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest Cornerstone would pay on its deposits would increase rapidly because Cornerstone's deposits generally have shorter periods to repricing. Assumptions used in calculating the amounts in these tables correspond with OTS assumptions.

As of December 31, 1999, the NPV ratios resulting from certain changes in interest rates were within the policy limits of the institution's Board of Directors. It should be noted that the table below only pertains to Cornerstone Bank and does not apply to the holding company. The holding company's assets are all of a short term or short term to repricing nature and therefore are not subject to significant interest rate risk.

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

In the event that interest rates continue to rise, Cornerstone's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect Cornerstone's earnings and thereby the Company's earnings

Western Ohio Financial Corporation                                            13
due to diminished loan demand. As part of its interest rate risk strategy, Cornerstone has attempted to utilize adjustable-rate and short-term-duration loans and investments.

Cornerstone intends to limit the addition of fixed-rate long-duration loans and securities to its portfolio. The Company continues to offer consumer products that reprice on a monthly basis. It is expected that as the size of these portfolio segments grows, the interest rate risk will be lessened, though not eliminated.


Liquidity and Capital Resources

Western Ohio Financial Corporation's liquidity, primarily represented by cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 1999, 1998 and 1997.



                                   Year Ended December 31,
                            -------------------------------------
                              1999           1998          1997
                            ---------     ---------      --------
                                 (Dollars in thousands)

Net income                  $ 1,683        $ 1,295       $  183
Adjustments to reconcile
  net income to net cash
  from operating activities   5,135         (2,173)         669
                            -------        --------      ------
Net cash from operating
  activities                  6,818           (878)         852
Net cash from investment
  activities                (12,606)        23,025       35,999
Net cash from financing
  activities                  1,548        (39,532)     (21,223)
                            -------        --------     -------
Net change in cash and
  cash equivalents           (4,240)       (17,385)      15,628
Cash and cash equivalents
  at beginning of period     13,854         31,239       15,611
                            -------        --------     -------
Cash and cash equivalents
  at end of period           $9,614        $13,854      $31,239
                            =======        ========     =======


At December 31, 1999, the Company had no outstanding commitments to sell loans or securities.

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

Such investments are intended to provide a source of relatively liquid funds upon which Cornerstone may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. Cornerstone's average regulatory liquidity at December 31, 1999, was 21.7%.

The Company's primary sources of funds consist of deposits and repayments of loans and interest earned on securities. The Company maintains a higher ratio of loans to deposits in comparison with other similarly sized savings institutions. Historically, this has not had a material effect on the Company's liquidity as it has utilized other potential sources of funds including borrowings from the FHLB to maintain liquidity and to meet operating expenses. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

The Company's primary financing source during 1999 was borrowings from the FHLB of $81.2 million. Also a major financing source was the net increase in savings deposits of $9.4 million. The Company paid $2.0 million in dividends and acquired treasury stock for $2.8 million in 1999. Liquidity management is a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon assessment of (i) expected loan demand,
(ii) expected deposit flows, (iii) yields available on interest-bearing deposits and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in interest-bearing overnight deposits and other short-term government and agency obligations. If the Company requires additional funds beyond its internal ability to generate, it has additional borrowing capacity with the FHLB.

The Company anticipates that it will have sufficient funds avail-able to meet current loan commitments. At December 31, 1999, the Company had outstanding commitments to extend credit that amounted to $15.0 million.

OTS regulations require that institutions maintain "tangible capital" of not less than 1.5% of the institution's adjusted total assets. Tangible capital is defined as "core capital" less any intangible assets. Core capital is comprised of common shareholders' equity (including retained earnings). OTS prompt corrective action regulations require core capital to be maintained at 3% of total institution assets. The following table indicates the requirement for core capital is 4% because that is the level tha the OTS prompt corrective action regulations require to be considered adequately capitalized.

OTS regulations require the institution to maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items. Cornerstone's adjustment to core capital included the portion of the loan and lease loss allowance over the amount required for loans classified as loss. This adjustment is $1.4 million as of December 31, 1999.


14                                            Western Ohio Financial Corporation

The following table summarizes Cornerstone's regulatory capital requirements and actual capital at December 31, 1999.


                                                                   Excess of Actual
                                                                  Capital Over Current
                         Actual Capital       Current Requirement    Requirement
                      ---------------------  -------------------- -------------------
                       Amount       Percent   Amount      Percent  Amount     Percent
                      --------     --------  --------    -------- --------  ---------
                                            (Dollars in thousands)

Tangible capital      $40,041        12.08%  $4,972      1.50%    $35,069     10.58%
Core capital           40,041        12.08   13,258      4.00      26,783      8.08
Risk-Based capital     41,435        19.80   16,735      8.00      24,700     11.80



Impact of New Accounting Standards
Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS 133 does not allow hedging of a security which is classified as held to maturity, accordingly, upon adoption of SFAS 133, companies may reclassify any security from held to maturity to available for sale if they wish to be able to hedge the security in the future. SFAS 133 is effective for fiscal years beginning after June 15, 2000, with early adoption encouraged for any fiscal quarter beginning July 1, 1998, or later, with no retroactive application. Management does not expect the adoption of SFAS 133 to have a significant impact on the Company's financial statements.

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

Year 2000 Issue
The Company is unaware of any material adverse effects related to the Year 2000. The Company's operating systems, facilities and infrastructure continue to operate as expected. In addition, the Company is unaware of any material adverse effects on any of the Company's customers or vendors. Although the Company continues to not anticipate any material adverse effects on its operations as a result of the Year 2000 issue, the Company cannot guarantee that Year 2000 issues will not affect its operations negatively, and continues to monitor its operations.

The Company spent approximately $65,000 to test and renovate mission critical systems.


Western Ohio Financial Corporation                                            15

                        REPORT OF INDEPENDENT AUDITORS




Board of Directors and Shareholders
Western Ohio Financial Corporation
Springfield, Ohio

We have audited the accompanying consolidated balance sheets of Western Ohio Financial Corporation as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The 1997 consolidated financial statements of Western Ohio Financial Corporation were audited by other auditors whose report dated January 23, 1998 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Ohio Financial Corporation as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


Crowe, Chizek and Company LLP

February 10, 2000
Columbus, Ohio


16                                           Western Ohio Financial Corporation

WESTERN OHIO FINANCIAL CORPORATION
Consolidated Balance Sheets
December 31, 1999 and 1998
(Dollars in thousands, except share data)

Assets

                                                                           1999           1998
                                                                        ---------      ---------


   Cash and due from financial institutions                           $ 6,455          $  3,987
   Overnight deposits in other financial institutions                   3,159             4,550
   Interest-bearing deposits in other financial institutions              ---             5,317
                                                                      ---------        ---------
          Total cash and cash equivalents                                9,614           13,854
   Securities available for sale                                        50,366           65,446
   Federal Home Loan Bank stock                                          7,451            6,948
   Loans, net                                                          254,654          230,914
   Loans held for sale                                                     217            3,898
   Premises and equipment, net                                           3,475            3,241
   Accrued interest receivable                                           1,806            1,897
   Other assets                                                          2,102            1,530
                                                                      ---------        ---------

          Total assets                                                $329,685         $327,728
                                                                     =========         =========

Liabilities
   Deposits                                                           $202,331         $192,966
   Borrowed funds                                                       82,183           85,252
   Advance payments from borrowers for taxes and insurance                 864              881
   Other liabilities                                                     1,318            1,035
                                                                     ---------         ---------
          Total liabilities                                            286,695          280,134

Shareholders' Equity
   Common stock, $.01 par value; 7,250,000 shares authorized;
     2,645,000 shares issued                                                26               26
   Additional paid-in capital                                           40,452           40,452
   Retained earnings                                                    20,060           20,351
   Unearned employee stock ownership plan shares                        (1,071)          (1,309)
   Unearned management recognition plan shares                            (200)            (372)
   Treasury stock; 608,136 and 476,317 shares, at cost                 (14,121)         (11,434)
   Accumulated other comprehensive income                               (2,157)            (120)
                                                                      ---------       ---------
          Total shareholders' equity                                    42,989           47,594

                                                                      ---------       ---------

          Total liabilities and shareholders'                         $329,685         $327,728
                                                                      =========       =========

See accompanying notes to consolidated financial statements.


1999 Annual Report to Shareholders                                            17

WESTERN OHIO FINANCIAL CORPORATION
Consolidated Statements of Income
Years Ended December 31, 1999, 1998, and 1997
(Dollars in thousands except earnings per common share data)


                                                                       1999          1998           1997
                                                                      -------      -------        -------

Interest and dividend income
   Loans, including fees                                              $19,096      $20,411        $23,815
   Securities                                                           3,567        2,588          3,986
   Interest-bearing deposits and overnight funds                          247        2,379            797
   Other interest and dividend income                                     505          478            441
                                                                      -------      -------        -------
     Total interest income                                            $23,415       25,856         29,039

Interest expense
   Deposits                                                             9,667       12,435         12,218
   Borrowed funds                                                       3,965        3,557          5,716
                                                                      -------      -------        -------
     Total interest expense                                            13,632       15,992         17,934
                                                                      -------      -------        -------

Net interest income                                                     9,783        9,864         11,105
Provision for loan losses                                                 246         (363)         2,285
                                                                      -------      -------        -------
Net interest income after provision for loan losses                     9,537       10,227          8,820

Noninterest income
   Service charges                                                      1,085        1,005            650
   Net gain (loss) on sale of securities                                   -           307             (5)
   Net gain on sale of portfolio loans                                     -             -            228
   Net gain on sale of loans held for sale                               111           345              -
   Net gain (loss) on disposal of premises and equipment                   -           (82)            88
   Net gain on sale of branches                                            -         2,054              -
   Other                                                                  65            60             31
                                                                      -------      -------        -------
     Total noninterest income                                          1,261         3,689            992

Noninterest expense
   Salaries and employee benefits                                      3,958         4,494          4,410
   Occupancy and equipment                                               945           965            950
   Federal deposit insurance                                             128           148            128
   State franchise taxes                                                 620           748            732
   Professional services                                                 454           703            405
   Advertising                                                           340           436            354
   Amortization of goodwill                                                -           295            425
   Data processing                                                       502           455            643
   Other                                                               1,180         1,513          1,424
                                                                      -------      -------        -------
     Total noninterest expense                                         8,127         9,757          9,471
                                                                      -------      -------        -------
Income before income taxes                                             2,671         4,159            341
Income tax expense                                                       988         2,864            158
                                                                      -------      -------        -------
Net income                                                            $1,683       $ 1,295        $   183
                                                                      =======      =======        =======
Earnings per common share:
     Basic                                                            $ 0.86       $  0.60        $  0.08
                                                                      =======      =======        =======
     Diluted                                                          $ 0.85       $  0.58        $  0.08
                                                                      =======      =======        =======

See accompanying notes to consolidated financial statements.

18                                            Western Ohio Financial Corporation

WESTERN OHIO FINANCIAL CORPORATION Consolidated Statements of Comprehensive Income Years ended December 31, 1999, 1998, and 1997
(Dollars in thousands)


                                                                        1999         1998       1997
                                                                       -------     -------    -------

Net income                                                              $1,683     $1,295     $  183


Other comprehensive income (loss), net of tax
  Unrealized gain (loss) on available for sale
  securities arising during the period                                  (2,037)      (226)       548

Reclassification adjustment for amounts realized on
  securities sales included in net income                                    -       (203)         3
                                                                       -------     -------    -------
     Total other comprehensive income (loss)                            (2,037)      (429)       551
                                                                       -------     -------    -------

Comprehensive income (loss)                                           $   (354)    $  866      $ 734
                                                                       ========    =======    =======

See accompanying notes to consolidated financial statements.

1999 Annual Report to Shareholders                                            19

WESTERN OHIO FINANCIAL CORPORATION Consolidated Statements of Shareholders' Equity Years Ended December 31, 1999, 1998, and 1997
(Dollars in thousands)

                                                                                   Unearned                  Accumulated
                                                            Additional             Employee                    Other
                                                    Common    Paid-In   Retained    Benefit     Treasury   Comprehensive
                                                    Stock    Capital    Earnings   Plan Shares   Stock         Income       Total
                                                  --------  ---------   --------   -----------   ---------   ----------    -------


Balance at January 1, 1997                            $26    $41,158     $23,234    $(2,549)      $(7,579)    $(242)       $54,048

  Net income                                            -          -         183          -             -         -            183
  Cash dividends - $1.00 per share                      -          -      (2,219)         -             -         -         (2,219)
  Purchase of treasury shares                           -          -           -          -          (370)        -           (370)
  Commitment to release employee stock
    ownership plan shares                               -        141           -        238             -         -            379
  Shares awarded under management recognition plan      -         19           -        (76)           57         -             -
  Shares earned under management recognition plan,
    including tax benefit realized on vesting of
    plan shares                                         -       (279)          -        444             -         -            165
  Stock options exercised, including tax benefit        -       (581)          -          -         2,444         -          1,863
  Change in net unrealized gain(loss) on securities
    available for sale, net of reclassification and
    tax effects                                         -          -           -          -             -       551            551
                                                     ----    -------      ------    -------         -----     ------       -------


Balance at December 31, 1997                           26     40,458      21,198     (1,943)       (5,448)      309         54,600

  Net income                                            -          -       1,295          -             -         -          1,295
  Cash dividends - $1.00 per share                      -          -      (2,142)         -             -         -         (2,142)
  Purchase of treasury shares                           -          -           -          -        (6,611)        -         (6,611)
  Commitment to release employee stock
    ownership plan shares                               -        120           -        238             -         -            358
  Reclassification of management recognition plan
    shares                                              -          -           -       (148)          148         -             -
  Shares earned under management recognition plan,
    including tax benefit realized on vesting of
    plan shares                                         -          -           -        172             -         -            172
  Stock options exercised, including tax benefit        -       (126)          -          -           477         -            351
  Change in net unrealized gain(loss) on securities
    available for sale, net of reclassification and
    tax effects                                         -          -           -          -          (429)     (429)
                                                       ----  -------      ------      -----        -------     -----        ------


Balance at December 31, 1998                           26     40,452      20,351     (1,681)      (11,434)     (120)        47,594

  Net income                                            -          -       1,683          -             -         -          1,683
  Cash dividends - $1.00 per share                      -          -      (1,974)         -             -         -         (1,974)
  Purchase of treasury shares                           -          -           -          -        (2,826)        -         (2,826)
  Commitment to release employee stock
    ownership plan shares                               -         83           -        238             -         -            321
  Shares earned under management recognition plan,
    including tax benefit realized on vesting of
    plan shares                                         -          -           -        159             -         -            159
  Management recognition plan shares awarded,
    net of forfeitures                                  -          -           -         13           (13)        -            159
  Stock options exercised, including tax benefit        -        (83)          -          -           152         -             69
  Change in net unrealized gain(loss) on securities
    available for sale, net of reclassification
    and tax effects                                     -          -           -          -             -    (2,037)        (2,037)
                                                     ----    --------    -------      --------    --------   -------        -------
Balance at December 31, 1999                          $26    $40,452     $20,060      $(1,271)    $(14,121)  $(2,157)       $42,989
                                                     ====    ========    =======      ========    ========   =======        =======

See accompanying notes to consolidated financial statements.



 20                                           Western Ohio Financial Corporation

WESTERN OHIO FINANCIAL CORPORATION Consolidated Statements of Cash Flows Years Ended December 31, 1999, 1998, and 1997
(Dollars in thousands)

                                                       1999          1998             1997
                                                       -------     -------           -------

Cash flows from operating activities
  Net income                                           $ 1,683     $ 1,295           $  183
  Adjustments to reconcile net income to net cash
    from operating activities
      Net amortization (accretion) on securities           137          78             (239)
      Compensation expense on ESOP shares                  321         358              379
      Compensation expense on MRP share                    159         172              165
      Depreciation and amortization                        313         711              678
      FHLB stock dividends                                (503)       (478)            (441)
      Deferred loan fee income                             (21)        (16)            (119)
      Deferred income taxes                                342         (71)            (177)
      Provision for loan losses                            246        (363)           2,285
      Net gain on sale of branches                           -      (2,054)               -
      Net realized (gain) loss on sales of securities        -           5             (307)
      Net gain on sale of loans                           (111)          -             (228)
      Net (gain) loss on sale or disposal of premises
        and equipment                                        6          82              (88)
      Net loss on sale of real estate owned                  1          32                -
      Net change in:
        Loans held for sale                              3,792      (1,131)               -
        Other assets and other liabilities                 262         (83)            (780)
        Accrued interest receivable                         91         463             (190)
        Taxes payable                                      100         434             (581)
                                                       -------     -------          -------
          Net cash from operating activities           $ 6,818     $  (878)          $  852

Cash flows from investing activities
  Securities available for sale:
    Purchases                                                -     (50,179)          (2,001)
    Maturities and principal payments                   11,857       6,888           19,808
    Sales                                                    -      22,312           10,684
  Purchases of FHLB stock                                    -           -             (167)
  Purchases of loans                                   (27,842)          -           (3,710)
  Proceeds from sale of portfolio loans                      -           -           15,751
  Net (increase) decrease in loans                       3,877      44,406           (4,047)
  Premises and equipment expenditures                   (1,076)       (397)            (483)
  Proceeds from sale of premises and equipment             523          27              164
  Purchase of real estate                                    -        (249)               -
  Proceeds from sale of real estate owned                   55         217                -
                                                      --------     -------          -------
    Net cash from investing activities                $(12,606)    $23,025          $35,999

(continued)


1999 Annual Report to Shareholders                                            21

WESTERN  OHIO  FINANCIAL  CORPORATION
Consolidated  Statements  of  Cash  Flows (Continued)
Years Ended December 31, 1999, 1998, and 1997
(Dollars in thousands)


                                                    1999         1998           1997
                                                  --------     ---------      ---------

Cash flows from financing activities
  Cash paid for sale of branches                       -         (78,453)          -
  Net change in deposits                           9,365          30,422      13,706
  Net change in advance payments from borrowers
    for taxes and insurance                          (17)            (12)         60
  Proceeds from FHLB advances                     81,175          76,190      93,640
  Repayments on FHLB advances                    (84,244)        (59,277)   (127,903)
  Cash dividends paid                             (1,974)         (2,142)     (2,219)
  Proceeds from exercise of stock options             69             351       1,863
  Purchase of treasury stock                      (2,826)         (6,611)       (370)
                                                  --------     ----------    --------
    Net cash from financing activities             1,548         (39,532     (21,223)

Net change in cash and cash equivalents           (4,240)        (17,385)     15,628

Cash and cash equivalents at beginning of year    13,854          31,239      15,611
                                                  -------      ----------    -------

Cash and cash equivalents at end of year          $9,614       $  13,854     $31,239
                                                  =======      ==========    =======

Supplemental disclosures of cash flow information
  Cash paid during the year for
    Interest                                     $13,401       $  16,171     $17,926
    Income taxes                                     540           2,425       1,010
  Noncash activities
     Transfer of portfolio loans to loans held
       for sale                                        -           2,767           -

See accompanying notes to consolidated
  financial statements.



22                                            Western Ohio Financial Corporation

WESTERN OHIO FINANCIAL CORPORATION Notes to Consolidated Financial Statements December 31, 1999, 1998 and 1997 (Dollars in thousands, except per share data)

1.    Summary of Significant Accounting Policies

Principals of Consolidation: The consolidated financial statements include the accounts of Western Ohio Financial Corporation (Western) and its wholly owned subsidiary, Cornerstone Bank (Bank), together referred to as the Corporation. The financial statements of the Bank include the accounts of its wholly-owned subsidiaries, CornerstoneBanc Financial Services, Inc. (formerly known as West Central Mortgage Services, Inc.) (CFSI) and West Central Financial Services, Inc. (WCFS). Intercompany transactions and balances are eliminated in consolidation.

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

Cash Flow Reporting: Cash and cash equivalents include cash on hand, amounts due from depository institutions, federal funds sold and interest bearing deposits in other financial institutions with original maturities of 90 days or less. Net cash flows are reported for customer loan and deposit transactions.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value with unrealized holding gains and losses reported in other comprehensive income. Securities are classified as trading when held for short-term periods in anticipation of market gains and are carried at fair value. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premiums and discounts. Gains and losses on sales are based on the amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.


Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

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

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the assets' useful lives using straight-line and accelerated methods. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Maintenance and repairs are expensed and major improvements are capitalized.

1999 Annual Report to Shareholders                                           23

Servicing Rights: Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance. In 1999 the Corporation sold its servicing rights in loans previously sold. Loan servicing rights totaled $28 at year-end 1998.

Intangibles: Purchased intangibles, primarily goodwill and core deposit value, are recorded at cost and amortized over the estimated life. Goodwill amortization was straight-line over twenty years and core deposit amortization was accelerated over ten years. These intangibles were eliminated in connection with the sale of branch offices as more fully disclosed in note 2. Goodwill amortization expense totaled $295 and $425 in 1998 and 1997.

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

Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit issued to meet customer financing needs. The face amount for these items represent the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

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

Management Recognition Plan: The cost of unearned shares held by the management recognition plan ("MRP") is shown as a reduction of shareholders' equity. The cost of shares awarded to participants is amortized to expense as the shares are earned over the vesting periods of the awards on a straight-line method.

Earnings Per Common Share: Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for the calculation unless unearned. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. MRP shares are considered outstanding as they become vested.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of shareholders' equity.

New Accounting Pronouncements: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statement.

Restrictions of Cash: The Corporation was required to have $251 and $236 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year end 1999 and 1998. These balances do not earn interest.

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

24                                            Western Ohio Financial Corporation


Dividend Restriction: Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends paid by the Bank to Western or Western to shareholders.

Business Segment: Internal financial information is primarily reported and aggregated solely in the line of the business of banking.

Reclassifications:   Some  items  in  prior   financial   statements  have  been
reclassified to conform with the current presentation.

2.    Sale of Branch Offices

In 1998, the Corporation sold its Cincinnati, Ohio, area branch offices. Details of the assets and liabilities sold with the branch offices are as follows:


   Assets
   Cash and cash equivalent             $78,453
   Loans                                     23
   Premises and equipment                   586
                                        -------
                                        $79,602
                                        =======

   Liabilities
   Deposits                             $84,365
                                        =======

The net gain realized in connection with the sale was determined as follows:

   Premium on deposit sold              $ 5,426
   Write-off of intangible assets        (3,255)
   Loss on premises and equipmen           (117)
                                        --------
     Net gain on sale of branch offices   2,054
                                        ========



3.    Securities

Year-end securities available for sale were as follows:

                                              Gross          Gross
                                Amortized  Unrealized     Unrealized     Fair
                                  Cost        Gains        Losses        Value
                                ---------- ----------    -----------   ---------


1999
U.S. government agencies        $10,000    $      -      $ (1,225)     $ 8,775
Mortgage-backed securities       43,635          28        (2,072)      41,591
                                ---------  ----------    -----------   ---------

                      Total     $53,635    $     28      $ (3,297)     $50,366
                                =======    ==========    ===========   =========

1998
U.S. Treasury                   $   499    $      3      $      -      $   502
U.S. government agencies         15,000          16          (116)      14,900
Mortgage-backed securities       50,128         106          (190)      50,044
                               --------     ---------    -----------   ---------

   Total                       $ 65,627    $    125      $   (306)     $65,446
                               ========      =======     ===========   =========


1999 Annual Report to Shareholders                                            25

At year-end 1999 and 1998, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders' equity.

Contractual maturities of debt securities at year-end 1999 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                         Amortized        Fair
                                           Cost           Value
                                         --------        --------
Due in one year or less                  $     -         $    -
Due after one year through five years          -              -
Due after five years through ten years         -              -
Due after ten years                       10,000          8,775
Mortgage-backed securities                43,635         41,591
                                         --------        --------
                                         $53,635         $0,366
                                         ========        ========


Sales of securities available for sale and the gross realized gains and losses were as follows:

                      1999         1998             1997
                    ---------   -----------      ----------

Securities
  Proceeds          $     -       $22,312         $10,684
  Gross gains             -           312               -
  Gross losses            -             5               5

Securities with an approximate par value of $14,336 at December 31, 1999, were pledged to secure public deposits, borrowings, and for other purposes as required or permitted by law. No securities were pledged at December 31, 1998.


4.    Loans

Year-end loans were as follows:

                                        1999           1998
                                      ---------     -----------

First mortgage loans secured by:
  One-to-four family residences         $178,304       $177,109
  Other properties                        52,572         33,097
  Construction properties                  6,923          3,908
Consumer and other loans:
  Consumer                                 3,332          5,194
  Commercial                               5,499          6,914
  Home equity                             15,369         10,054
  Other                                      157            285
                                      ----------    -----------
    Total loans                          262,156        236,561

   Less:
     Net deferred loan fees,
       premiums and discounts                (62)           (83)
     Loans in process                     (4,659)        (2,364)
     Allowance for loan losses            (2,781)        (3,200)
                                      ----------    -----------
       Net loans                        $254,654       $230,914
                                      ==========    ===========

Activity in the allowance for loan losses was as follows:

                                      1999             1998           1997
                                   -----------    -------------  -------------

 Beginning balance                 $3,200          $3,922         $1,716
   Provision for loan losses          246            (363)         2,285
   Loans charged of                  (736)           (396)           (79)
   Recoveries of previous
     charge-offs                       71              37              -
                                   -----------    -------------  -------------
   Balance at end of year          $2,781          $3,200         $3,922




Impaired loans were as follows:

                                       1999          1998
                                   -----------    -------------

   Year-end loans with no
     allocated allowance
     for loan losses               $ 479          $   361
   Year-end loans with
     allocated allowance
     for loan losses               1,909            2,431
                                   -----------    -------------

     Total                         $2,388         $ 2,792
                                   ===========    =============


   Amount of the allowance
     for loan losses allocated     $1,159         $ 1,287

   Average of impaired loans
     during the year                2,409           2,799

   Interest income recognized
     during impairment                 110              47

   Cash-basis interest income
     recognized during impairment      110              47

Non-performing loans were as follows:

                                      1999             1998
                                   ----------     --------------
Loans past due over 90 days
  still on accrual                 $      -       $       -
   Nonaccrual loans                   2,755           4,541

Non-performing loans includes all impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

Certain directors and executive officers and their related interests were loan customers of the Corporation. A summary of activity on related party loans is as follows:

                                     1999             1998
                                   ----------     --------------

   Beginning balance               $ 1,255          $  711
     New loans                         766           1,104
     Repayments                       (527)           (535)
     Other changes                       -             (25)
   Ending balance                  $ 1,494         $ 1,255


Other changes represent loans reportable at the end of one period that are excludable from the other period due to changes in borrowers and other circumstances.


5.    Premises and Equipment

Year-end premises and equipment were as follows:

                                     1999             1998
                                   ----------     --------------

   Land                            $  815         $    862
   Buildings and improvements       3,102            3,416
   Furniture, fixtures and
     equipment                      2,648            2,009
                                   -----------    --------------

                                    6,565            6,287
   Accumulated depreciation        (3,090)          (3,046)

                                   $3,475         $  3,241
                                   ==========     =============

Certain facilities and equipment are leased under various noncancelable operating leases, which expire at various dates through 2001. Rental expense on lease commitments amounted to $197 and $165 in 1999 and 1998. Future minimum lease payments on lease obligations are as follows:

        2000                    $    80
        2001                         27
        2002                          7
        2003                          4
                                -------
                                $   118
                                =======

6.    Deposits

Year-end deposits were as follows:


   NOW accounts, including
     noninterest-bearing deposits
     of $5,578 and $1,857               $13,529        $ 12,708
   Money market accounts                 49,149          49,084
   Passbook savings accounts             12,065          13,629
   Certificates of deposit:
     In denominations
       under $100,000                   115,325         103,204
     In denominations of
       $100,000 or more                  12,263          14,341
                                       $202,331        $192,966

At year-end 1999, scheduled maturities of certificates of deposit were as follows:

                 2000      $73,199
                 2001       32,192
                 2002       16,922
                 2003        2,160
                 2004        2,293
                 Thereafter    822
                          --------
                          $127,588
                          ========


7.    Borrowed Funds

Borrowed funds at year-end 1999 and 1998 consisted of advances from the Federal Home Loan Bank of Cincinnati ("FHLB") and were as follows:


                                     1999             1998
                                   ----------     --------------
Fixed rate maturities March 1999
  through October 2008 at rates
  from 4.52% to 8.65%,
  averaging 5.29                   $     -        $  74,752
Fixed rate maturities March 2000
  through October 2019 at rates
  from 3.50% to 8.65%,
  averaging 5.29%                   66,783                -
Variable rate maturity due
  February 1999 at rate of 5.52    %     -           10,500
   Variable rate maturities February
     2000 through September 2008
     at rates from 5.40% to 6.12%,
     averaging 5.97%                15,400                -
                                   $82,183        $  85,252

1999 Annual Report to Shareholders                                            27

The maximum month-end balance of FHLB advances outstanding was $90,247 and $88,256 in 1999 and 1998. Average balances of borrowings outstanding during 1999 and 1998 were $76,449 and $62,802. Mortgage loans and all shares at FHLB stock owned by the Bank totalling $123,275 and $7,451 at December 31, 1999, and $127,878 and $6,948 at December 31, 1998, were pledged as collateral for the FHLB advances.

At year-end 1999, required annual principal payments were as follows:

   2000                     $11,425
   2001                       5,367
   2002                         729
   2003                         234
   2004                       5,075
   Thereafter                59,353
                            -------
                            $82,183
                            =======


8.    Employee Benefit Plans

Employee stock ownership plan: The Corporation offers an ESOP for the benefit of all salaried employees who meet age and service requirements. The ESOP borrowed funds from the Corporation with which to acquire common shares of the Corporation. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Corporation's discretionary contributions to the ESOP and earnings on ESOP assets. The shares are being allocated to eligible employees' accounts over a ten year period which started in 1994. Expense for shares committed to be allocated during 1999, 1998 and 1997 was $321, $358 and $379.

The ESOP shares at year-end 1999 and 1998 were as follows:


                                     1999             1998
                                   ----------     -------------

Allocated shares                     66,951            52,073
Shares committed to be
  released for allocation            14,878            14,878
Unreleased shares                    66,952            81,830
                                   ----------     -------------
  Total ESOP shares                 148,781           148,781
                                   ==========     =============

Fair value of unreleased shares    $  1,105       $     1,780
                                   ==========     =============

Management recognition plan: The Corporation maintains an MRP for the benefit of directors and certain key employees of the Corporation. The MRP is used to provide such individuals ownership interest in the Corporation in a manner designed to compensate such directors and key employees for services to the Corporation. As of December 31, 1999, 64,770 shares of the initial 105,800 shares reserved for grants have been awarded. One-fifth of such shares will be earned and nonforfeitable on each of the first five anniversaries of the dates of the awards. Grantees have all the benefits of shareholders, including the right to receive dividends, except for certain restrictions on the transferability of the shares. Compensation expense, which is based upon the cost of the shares, was $159, $172 and $444 for 1999, 1998 and 1997.

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

401(k) profit sharing plan: The Corporation offers a 401(k) profit sharing plan covering substantially all employees. The annual expense of the plan is based on a partial matching of voluntary employee contributions of up to 6% of individual compensation. The matching percentage was 50% for 1999, 1998 and 1997. Employee contributions are vested at all times and the Corporation's matching contributions become fully vested after an individual has completed 5 years of service. The cash contribution expense included in salaries and employee benefits was $46, $45 and $35 for 1999, 1998 and 1997.

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

In 1996, the Corporation acquired Seven Hills Savings Association (Seven Hills) and subsequently merged Seven Hills into Cornerstone as retail branch offices. In April 1997, shareholders approved conversion of Seven Hills stock options to Western Ohio Financial Corporation options. Accordingly, 43,057 options to purchase stock in Western Ohio Financial Corporation at a price of $11.47 per share were issued.

28                                            Western Ohio Financial Corporation

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

The following is a summary of activity in the stock option and incentive plan:

                                    Stock Options
                        -----------------------------------

                                                  Weighted-
                         Options                  Average
                        Available   Options       Exercise
                         for Grant Outstanding    Price
                        ---------   ---------     ---------

January 1, 1997          34,229      227,271      $17.75

  Plan adopted
   (Acquisition)         43,057            -           -
  Granted               (77,057)      77,057       16.76
  Forfeited               6,000       (6,000)      17.50
  Exercised                   -     (107,958)      16.25

December 31, 1997         6,229      190,370       18.17

  Plan adopted          235,224            -           -
  Granted               (32,936)      32,936        23.00
  Forfeited               1,690       (1,690)       15.23
  Exercised                   -      (19,882)       18.39

December 31, 1998       210,207      201,734        19.22

  Granted                (6,000)       6,000        21.89
  Forfeited               4,630       (4,630)       17.50
  Exercised                   -       (9,063)       13.77

December 31, 1999       208,837      194,041       $19.60


The following table summarizes information about stock options outstanding at year-end 1999:


                   Weighted Average
        Exercise       Remaining       Number
          Price    Contractual Life  Outstanding       Exercisable
         -------     ------------     -------------    -----------
       $  11.47          7.29 years      7,151            7,151
          17.50          5.08           76,282           58,538
          18.50          5.38           28,172           23,636
          19.75          5.39            5,000            4,000
          20.50          5.55            5,000            4,000
          21.75          7.37            1,000              400
          22.00          7.48           25,000           10,000
          22.13          9.13            4,000            4,000
          22.19          9.15              500              500
          22.50          9.42            1,000            1,000
          23.00          8.86           32,936           32,936
          26.63          7.81            8,000            3,200
                                       ------------    -----------
                                       194,041          149,361
                                       ============    ===========

No stock appreciation rights or restricted stock awards have been granted.

The fair value of options granted in 1999 was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk-free interest rate of 5.1%, expected life of 5 years, expected volatility of stock price of 13.32% and expected dividend rate of 4.60%. Based on these assumptions, the estimated fair value of options granted in 1999 was $2.22 per option.

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


SFAS No. 123, "Accounting for Stock Based Compensation," requires pro forma disclosures for companies not adopting its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share for 1999, 1998 and 1997 had the Standard's fair value method been used to measure compensation cost for

1999 Annual Report to Shareholders                                            29
stock option plans. No compensation expense related to stock options was actually recognized.


                            1999            1998            1997
                         ----------     -----------     ------------

Net income:
  As reported            $1,683         $1,295            183
  Pro forma               1,526          1,132              5

Earnings per share:
  As reported
    Basic                   .86            .60            .08
    Diluted                 .85            .58            .08
  Pro forma
    Basic                   .78            .52              -
    Diluted                 .77            .51              -

9.    Commitments, Off-Balance Sheet Risk
      and Contingencies

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

At year-end 1999 and 1998, the Corporation had commitments to originate loans and amounts available on approved lines of credit as follows:

                               Fixed         Variable
                                Rate          Rate           Total
                               -----         --------       ------
1999
First mortgage loans          $ 488          $ 1,619         $2,107
Consumer and other loans          -            1,903          1,903
Commercial loans                  -                -              -
Home equity lines of credit       -            9,267          9,267
Commercial lines of credit        -            1,716          1,716
Stand-by letters of credit        -                -              -
                              ------          -------        -------
                              $  488          $14,505        $14,993
                              ======          =======        =======
1998
First mortgage loans          $1,573          $   515        $ 2,088
Consumer and other loans           -            1,506          1,506
Commercial loans                   -              868            868
Home equity lines of credit        -            7,304          7,304
Commercial lines of credit                      2,640          2,640
Stand-by letters of credit        35                -             35
                              ------         --------       --------
                              $1,608          $12,833        $14,441
                              ======         ========       ========

The interest rates on fixed-rate loan commitments ranged from 7.63% to 8.25% at year-end 1999.

Employment Agreements: The Corporation has employment agreements with certain officers of the Corporation and Cornerstone. The agreements provide for a term of employment for up to four years and a salary and performance review not less often than annually, as well as inclusion of the employee in any formally established employee benefit plan for which such personnel are eligible. The employment agreements also contain provisions with respect to payment should a change in control occur.

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


30                                            Western Ohio Financial Corporation

10. Disclosures About Fair Values of Financial Instruments

The carrying values and estimated fair values of financial instruments at year-end were as follows:

                                          1999                    1998
                                   ------------------      ------------------
                                   Carrying    Fair        Carrying     Fair
                                   Amount     Value        Amount      Value
                                   ------    ------        ------     ------
Financial assets:
  Cash and cash equivalents        $ 9,614    $9,614      $13,854    $ 13,854
  Securities available for sale     50,366    50,366       65,446      65,446
  FHLB stock                         7,451     7,451        6,948       6,948
  Loans, net                       254,654   247,421      230,914     233,942
  Loans held for sale                  217         -        3,898       3,898
  Accrued interest receivable        1,806     1,806        1,897       1,897

Financial liabilities:
  Deposits                        (202,331) (201,617)    (192,966)   (194,072)
  Borrowed funds                   (82,183)  (79,655)     (85,252)    (82,754)
  Advance payments by borrowers
    for taxes and insurance           (864)     (864)        (881)       (881)
  Accrued interest payable            (717)     (717)        (486)       (486)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Estimated fair values of fixed-rate loans and loans that reprice less frequently than each year, are based on the rates charged at year-end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Estimated fair values for certificates of deposit and long-term debt are based on the rates paid at year-end for new deposits or borrowings applied until maturity. Estimated fair values for other financial instruments and off-balance-sheet loan commitments are considered nominal.

While these estimates of fair value are based on management's judgment of appropriate factors, there is no assurance that, were the Corporation to have disposed of such items at year-end 1999 and 1998, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at year-end 1999 and 1998 should not necessarily be considered to apply at subsequent dates.

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


11.   Income Taxes

Income tax expense consisted of the following:

                1999           1998          1997
              --------      ----------    -----------
Current       $  646        $ 2,935       $   630
Deferred         342            (71)         (472)
              --------      ----------    -----------

              $  988        $ 2,864       $   158
              ========      ==========    ===========

The sources of year-end gross deferred income tax assets and liabilities were as follows:

                                              1999       1998
                                            --------   --------
Deferred tax assets
  Deferred compensation and
    management recognition plan             $  88      $    61
  Allowance for loans losses                  875        1,034
  Unrealized loss on securities
    available for sale                      1,111           62
  Other                                        21           59
                                            -----      -------
                                            2,095        1,216
Deferred tax liabilities
  FHLB stock dividends                        924          752
                                            _____      _______

                                           $1,171      $   464
                                           ======      =======

1999 Annual Report to Shareholders                                            31

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

                                           1999      1998    1997
                                          -----     -----   -------
Income tax computed at
  the statutory tax rate                  $ 908     $1,414  $  116
Tax effect of:
  Dividend exclusion                          -          -     (17)
  Intangible assets                           9      1,372     145
  Other                                      71         78     (86)
                                          -----     ------  -------
                                          $ 988     $2,864  $  158
                                          =====     ======  =======

  Effective tax rate                       37.0%      68.9%   46.3%
                                          =====     ======  =======

As a result of legislation that changed the method used by many thrifts to calculate their bad debt reserve for federal income tax purposes, the Corporation must recapture that portion of the reserve that exceeds the amount that could have been taken under the experience method for tax years beginning after December 31, 1987. The legislation also requires thrifts to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. The recapture is occurring over a six-year period. The commencement of the recapture by the Corporation was delayed until 1998 as the Corporation met certain residential lending requirements. In 1999 and 1998, the Corporation recaptured $52 in bad debt reserves. At December 31, 1999, the Corporation had $208 in bad debt reserves remaining to be recaptured for federal income tax purposes over the next four years. The deferred tax liability related to the recapture has been previously established.

Retained earnings at December 31, 1999 and 1998, includes $8,709 for which no provision for federal income taxes has been made. This amount represents the qualifying and non-qualifying tax bad debt reserve as of December 31, 1987, which is the Corporati on's base year for purposes of calculating the bad debt deduction for tax purposes. The related amount of unrecognized deferred tax liability was $2,961 at December 31, 1999 and 1998. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

12.   Regulatory Capital Requirements

Cornerstone is subject to various regulatory capital requirements administered by the federal regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory actions that, if undertaken, could have a direct material effect on Cornerstone's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Cornerstone must meet specific capital guidelines that involve quantitative measures of Cornerstone's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Cornerstone's capital amounts and classifications are also subject to qualitative judgments by the regulators about Cornerstone's components, risk weightings and other factors. At year-end 1999 and 1998, management believes Cornerstone is in compliance with all regulatory capital requirements. Cornerstone is considered well capitalized under the Federal Deposit Insurance Act at year-end 1999 and 1998. Management is not aware of any matters subsequent to December 31, 1999 that would cause Cornerstone's capital category to change.

The following is a reconciliation of capital under generally accepted accounting principles, as shown on the accompanying consolidated balance sheets, to Cornerstone's regulatory capital at year-end 1999 and 1998:


                                        1999               1998
                                     ---------         -----------

Total shareholders' equity
  per financial statements            $42,989          $   47,594
Nonallowable items:
  Parent company equity                (5,105)             (6,605)
  Intangible assets                         -                 (31)
  Unrealized (gain) loss on
    securities available for sale       2,157                 120
                                     ---------         -----------
Tier I (core) and tangible capital     40,041              41,078
Additional capital items:
  General valuation
    allowances (limited)                1,394               1,769
                                     --------          -----------

Total risk-based capital             $ 41,435          $   42,847
                                     ========          ===========


32                                           Western Ohio Financial Corporation

At year-end 1999 and 1998, Cornerstone's actual capital level and minimum required levels were as follows:



                                                                                   Minimum Required
                                                                      Minimum       to be Well Capitalized
                                                                       Required           Under Prompt
                                                                    for Capital      Corrective Action
                                                      Actual        Adequacy Purpose      Regulations
                                                  ---------------   --------------   ---------------------
                                                   Amount  Ratio    Amount  Ratio     Amount   Ratio
                                                  -------  ------   ------  ------   -------  ------------

1999
Total capital (to risk-weighted assets)           $ 41,435  19.8%   $16,735  8.0%    $20,918   10.0%
Tier 1 (core) capital (to risk-weighted assets)     40,041  19.1      8,367  4.0      12,551    6.0
Tier 1 (core)  capital (to adjusted  total assets)  40,041  12.1     13,258  4.0      16,572    5.0
Tangible capital (to adjusted total assets)         40,041  12.1      4,972  1.5       N/A

1998
Total capital (to risk-weighted  assets)          $ 42,847  24.2%   $14,188  8.0%    $17,736   10.0
% Tier 1 (core) capital (to risk-weighted assets)   41,078  23.2      7,094  4.0      10,641    6.0
Tier 1 (core)  capital (to adjusted  total assets)  41,078  12.6     13,082  4.0      16,353    5.0
Tangible capital (to adjusted total assets)         41,078  12.6      4,906  1.5       N/A



Cornerstone may make a capital distribution without the approval of the OTS provided it notifies the OTS 30 days before it declares the capital distribution and it meets the following requirements: (i) has a regulatory rating in one of the two top examination categories, (ii) is not of supervisory concern, and will remain adequately- or well-capitalized, as defined in the OTS prompt corrective action regulations, following the proposed distribution, and (iii) the distribution does not exceed its net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid). If Cornerstone does not meet the above stated requirements, it must obtain the prior approval of the OTS before declaring any proposed distributions.




1999 Annual Report to Stockholders                                            33

13.   Parent Company Only Condensed Financial Statement

Condensed financial information of Western Ohio Financial Corporation is as follows:
Condensed Balance Sheets
December 31, 1999 and 1998
                                                   1999         1998
                                                  --------     --------

Assets
  Cash and cash equivalents                       $ 4,059      $ 5,626

  Investment in bank subsidiary                    37,884       40,989

  Intercompany receivables                          1,070          904

  Other assets                                        185          300
                                                  --------     -------
     Total assets                                 $43,198      $47,819
                                                  ========     =======

Liabilities and shareholders' equity
  Other liabilities                               $   209      $   225

  Shareholders' equity                             42,989       47,594
                                                  -------      -------
    Total liabilities and shareholders' equity    $43,198       47,819
                                                  =======      =======



Condensed Statements of Income
Years ended December 31, 1999, 1998 and 1997
                                               1999          1998        1997
                                             -------        -------     -------
Interest and dividend income
  Dividends from subsidiaries                $3,000         $6,000      $5,002
  Loan to ESOP                                   90            128         123
  Other                                          47             53          75
                                            -------        -------     -------
    Total interest and dividend income        3,137          6,181       5,200

Other income                                      -              -          22
Operating expenses                             (516)          (608)       (728)
                                             -------        -------     -------

Income before income taxes and distributions
  in excess of earnings of subsidiary         2,621          5,573       4,494

Income tax benefit                              129            145         157
                                             -------        -------     -------

Income before distributions in excess of
  earnings of subsidiary                      2,750          5,718       4,651

Distributions in excess of earnings of
  subsidiary                                 (1,067)        (4,423)     (4,468)
                                             -------        -------     -------

Net Income                                   $1,683         $1,295      $  183
                                             =======        =======     =======



34                                            Western Ohio Financial Corporation

Condensed Statements of Cash Flows
Years ended December 31, 1999, 1998 and 1997

                                              1999        1998        1997

                                             -------     -------     -------
Cash flows from operating activities:
Net income                                   $1,683      $1,295      $  183
  Adjustments to reconcile net income
     to cash provided by operations:
       Distributions in excess of earnings
         of subsidiary                        1,067       4,423       4,468
       Compensation expense on ESOP and
         MRP shares                             480         530         544
       Changes in:
         Other assets                           116         (43)       (172)
         Other liabilities                      (16)        101        (968)
                                              ------      ------      ------
           Net cash from operating activitie  3,330       6,306       4,055


Cash flows from investing activities
  Investment in subsidiaries                     -            -         (37)

  Intercompany advance                        (166)           -      (5,489)

  Proceeds from repayments of intercompany
   advances                                      -        4,960           -
                                              ------      ------     ------
          Net cash from investing activitie    (166)      4,960      (5,526)


Cash flows from financing activities
  Cash dividends paid                        (1,974)     (2,142)     (2,219)

  Proceeds from stock options exercised          69         351       1,863

  Purchase of treasury stock                 (2,826)     (6,611)       (370)

                                             ------      -------     -------
     Net cash from financing activities      (4,731)     (8,402)       (726)

                                             ------      -------     -------

Net change in cash and cash equivalents      (1,567)      2,864      (2,197)


Cash and cash equivalents at beginning of
  year                                        5,626       2,762       4,959

                                             ------      ------      ------

Cash and cash equivalents at end of year     $4,059      $5,626      $2,762

                                             ======      ======      ======



1999 Annual Report to Shareholders                                            35

14.   Earnings Per Common Share

The factors used in the earnings per share computation follow:


                                                     1999          1998         1997
                                                 ----------     ----------   ------------


Basic
    Net income                                    $   1,683     $    1,295    $     183
                                                 ==========     ==========   ============

    Weighted average common shares outstanding    2,092,738      2,323,256    2,406,732
    Less: Average unallocated ESOP shares           (72,496)       (87,374)    (102,252)
    Less: Average nonvested MRP shares              (53,367)       (62,742)     (72,190)
                                                 ----------     -----------   -----------

Average shares                                    1,966,875      2,173,140    2,232,290
                                                 ==========     ==========    ===========

Basic earnings per common share                   $    0.86      $    0.60    $    0.08
                                                 ===========    ==========    ===========

Diluted
    Net income                                    $   1,683      $   1,295    $     183
                                                 ===========    ==========    ===========

    Weighted average common shares outstanding for basic
      earnings per common share                   1,966,875       2,173,140   2,232,290
    Add: Dilutive effects of stock options           15,874          32,509      46,993
    Add: Dilutive effects of average nonvested
      MRP shares                                          -          13,263           -
                                                 -----------    -----------   ---------

Average shares and dilutive potential common
  shares                                          1,982,749       2,218,912   2,279,283
                                                 ===========    ===========  ===========

Diluted earnings per common share                 $    0.85      $     0.58  $     0.08
                                                 ===========    ===========  ===========



Stock options for 72,436 and 8,000 shares of common stock were not considered in computing diluted earnings per common share for 1999 and 1998 because they were antidilutive.

36                                            Western Ohio Financial Corporation

15.   Selected Quarterly Financial Data (Unaudited)

The following tables summarize selected quarterly results of operations for 1999 and 1998.


                                               Three months ended
                                               ------------------
1999                            March 31     June 30     September 30 December 31
                                ---------    -------     ----------   ----------
                                     (In thousands except per share data)


Interest and dividend income     $5,834      $5,821      $5,849      $5,911
Interest expense                  3,407       3,359       3,393       3,473
                                 ------      ------      ------      ------
Net interest income               2,427       2,462       2,456       2,438
Provision for loan losses            33          75          75          63
                                 ------      ------      ------      ------
Net interest income after
  provision for loan losses       2,394       2,387       2,381       2,375
Non-interest income                 374         321         275         291
Non-interest expense             (2,031)     (2,096)     (2,048)     (1,952)
                                 ------      ------      ------      ------
Income before income tax            737         612         608         714
Income tax expense                  286         212         229         261
                                 ------      ------      ------      ------
Net income                       $  451      $  400      $  379      $  453
                                 ======      ======      ======      ======

Earnings per common share
  Basic                          $ 0.22      $ 0.20      $ 0.19      $ 0.23
                                 ======      ======      ======      ======
  Diluted                        $ 0.22      $ 0.19      $ 0.19      $ 0.23
                                 ======      ======      ======      ======

Dividends declared per share     $ 0.25      $ 0.25      $ 0.25      $ 0.25
                                 ======      ======      ======      ======




                                               Three months ended
                                               ------------------
1998                            March 31     June 30     September 30 December 31
                                ---------    -------     ----------   ----------
                                     (In thousands except per share data)


Interest and dividend income     $6,740      $6,551      $6,314      $6,251
Interest expense                  4,155       3,993       4,029       3,815
                                 ------      ------      ------      ------
Net interest income               2,585       2,558       2,285       2,436
Provision for loan losses             -       (261)           -       (102)
                                 ------      ------      ------      ------
Net interest income after
  provision for loan losses       2,585       2,819       2,285       2,538
Non-interest income                 393         477         382       2,437
Non-interest expense             (2,262)     (2,544)     (2,331)     (2,620)
                                 ------      ------      ------      ------
Income before income tax            716         752         336       2,355
Income tax expense                  281         282         150       2,151
                                 ------      ------      ------      ------
Net income                       $  435      $  470      $  186      $  204
                                 ======      ======      ======      ======

Earnings per common share
  Basic                          $ 0.19      $ 0.21      $ 0.09      $ 0.11
                                 ======      ======      ======      ======
  Diluted                        $ 0.19      $ 0.21      $ 0.08      $ 0.10
                                 ======      ======      ======      ======

Dividends declared per share     $ 0.25      $ 0.25      $ 0.25      $ 0.25
                                 ======      ======      ======      ======



1999 Annual Report to Shareholders                                            37

Board of Directors of Western Ohio Financial Corporation and Cornerstone Bank

David L. Dillahunt
Senior Vice President, Advest, Inc.
John W. Raisbeck
President and Chief Executive Officer, Cornerstone Bank
Howard V. Dodds
President, Howard's Foods, Inc.
John E. Field
Vice Chairman of the Board, Wallace & Turner, Inc.
Jeffrey L. Levine
President, Larry Stein Realty and Levine Realty Co.
William N. Scarff
President, Scarff's Nursery, Inc. and Scarff's Land Co.
Aristides G. Gianakopoulos
President, The Champion Company

Officers of Western Ohio Financial Corporation

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


Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available without charge upon request to:

                                 Investor Relations
                                 Western Ohio Financial Corporation
                                 28 East Main Street
                                 P.O. Box 509
                                 Springfield, Ohio 45501-0509
                                 (937)327-1106

Annual Meeting

The Annual Meeting of Shareholders of Western Ohio Financial Corporation will be held at 9:00 AM on Thursday, April 27, 2000, at the Springfield Inn, 100 South Fountain Avenue, Springfield, Ohio 45502.

Transfer Agent

American Securities Transfer and Trust, Inc. serves as the transfer agent for Western Ohio Financial Corporation's shares. Communications regarding change of address, transfer of shares, and lost certificates should be sent to:

                                 American Securities Transfer & Trust, Inc.
                                 12039 W. Alameda Parkway, Suite Z-2
                                 Lakewood CO 80228



38                                            Western Ohio Financial Corporation

Legal Counsel

Local Counsel
Martin Browne Hull & Harper
1 South Limestone Street
Springfield, OH 45502

Special Counsel
Silver, Freedman & Taff, L.L.P.
1100 New York Avenue N.W.
Washington D.C. 20005


Market Makers

ABN AMRO, Inc.
208 La Salle Street
Chicago, IL 60604
(315)855-7600

Advest, Inc.
One Commercial Plaza
280 Trumbull Street
Hartford, CT 06103
(203)525-1421

Everen Securities, Inc.
77 West Wacker Dr.
Chicago, IL 60601
(312)574-6000

Friedman Billings Ramsey & Co.
Potomac Tower
18th Floor
1001 19th Street North
Arlington, VA 22209
(703)312-9600

Keefe, Bruyette & Woods, Inc.
2 World Trade Center
89th Floor
New York, NY 10048
(212)323-8300

McDonald Investments, Inc.
800 Superior Ave.
Cleveland, OH 44114-2603
(216) 443-2300

Sandler O'Neill & Partners, L.P.
2 World Trade Center
104th Floor
New York, NY 10048
(212)466-7744
(Cornerstone Bank branch listing and information omitted)

1999 Annual Report to Shareholdes                                             39
[BACK]

Western Ohio Financial Corporation
28 East Main Street
Springfield, OH 45502
1-800-600-1884




(C) Copyright 2000 Western Ohio Financial Corporation, All Rights Reserved.