Form 10-K405, Exhibit 13
period 2000-12-31
WESTERN OHIO FINANCIAL CORP
filed 2001-03-27
CIK 920769

WESTERN OHIO
FINANCIAL CORPORATION                                     [PICTURE OF BUILDING]

                                                                     MAIN OFFICE


CONNECTING
WITH OUR
COMMUNITIES




                                                             [PICTURE OF OFFICE]

                                                              CENTERVILLE OFFICE

[PICTURE OF OFFICE]

UPPER VALLEY OFFICE

                                                2000
                                              ANNUAL
                                              REPORT

TABLE OF CONTENTS

Letter to Shareholders..........................................................................................3

Market Price of Western Ohio Financial Corporation's Common Shares and Related Shareholder Matters..............6

Selected Consolidated Financial Information.................................................................... 6

Management's Discussion and Analysis of Financial Condition and Results of Operations

   General..................................................................................................... 8

   Forward-Looking Statements.................................................................................. 8

   Analysis of Financial Condition............................................................................. 8

   Comparison of Years Ended December 31, 2000 and December 31, 1999........................................... 9

   Comparison of Years Ended December 31, 1999 and December 31, 1998...........................................10

   Average Balances, Interest Rates and Yields.................................................................12

   Rate/Volume Analysis........................................................................................13

Asset/Liability Management and Market Risk.....................................................................13

   Liquidity and Capital Resources.............................................................................14

   Impact of New Accounting Standards..........................................................................15

   Impact of Inflation and Changing Prices.....................................................................15

Report of Independent Auditors.................................................................................16

   Consolidated Financial Statements...........................................................................17

   Notes to Consolidated Financial Statements..................................................................23

Western Ohio Financial Corporation and Subsidiary Shareholder Information......................................38

Board of Directors and Officers................................................................................38

Market Makers..................................................................................................39

                                              Western Ohio Financial Corporation

DEAR SHAREHOLDERS,

The year 2000 was another year of substantial income improvement as well as new business development for Western Ohio and its sole subsidiary, Cornerstone Bank.

- Our net income improved 10% over 1999. Also, net income per share on a fully diluted basis increased 18.8% as a result of stock repurchases and improvement in net income.

- Continued growth in business banking loans and services produced a greater share of our income which helped to balance a cyclical slowdown in residential mortgage lending activity.

- Actions are underway in our branch banking network to enhance our ability to connect even better with customers in the communities we serve.

- We have completed our data processing upgrades which enable us to improve our design and delivery of products and services for the present and longer term in an increasingly competitive environment.

The past year was challenging for the banking industry, particularly thrifts. Like most thrifts Cornerstone Bank is "liability sensitive" which means net interest margins compressed as a result of funding costs increasing faster than earning asset yields in 2000. Fortunately, the company was able to offset margin compression with an 11.4% increase in net loans outstanding and a 3.7% reduction in non-interest expense.

[PICTURE OF DAVID L. DILLAHUNT, CHAIRMAN OF THE BOARD AND JOHN W. RAISBECK, PRESIDENT AND CEO]

    Recently, the Federal Reserve has taken action to lower rates to help avoid a recession. If the Fed continues on this path, Cornerstone's liability sensitivity should help its net interest margin improve. If we can manage to avoid a recession, and in particular the unemployment and rising loan delinquencies often associated with higher joblessness, then

2000 Annual Report to Shareholders                                            3

[PICTURE (Seated) John W. Raisbeck, Director, President, and Chief Executive Officer Craig F. Fortin, Senior Vice President, Treasurer and Chief Financial Officer John T. Heckman, Executive Vice President, Operations and Administration (Standing) Gary L. Hicks, Executive Vice President, Mortgage Banking Robert P. Brezing, Senior Vice President, Business Banking]

MANAGEMENT COMMITTEE

2001 should be another good year. So far so good. We will continue to monitor our asset quality very closely. We also continue to manage closely those variables that we can control such as non-interest expenses and our loan underwriting practices.

    Business banking experienced healthy growth particularly in the Springfield market area where we are very competitive. We have a seasoned lending staff and the service capability to attract more meaningful and profitable "relationships." In past reports we have spoken about shifting the mix of earning assets to higher yielding business loans which is starting to happen. These new relationships also provide a valuable source of lower cost demand deposits which bodes well strategically for lowering our overall funding costs.

   On the mortgage front we anticipate a moderate surge in refinancing activity resulting from lower rate trends. We will continue to pursue new purchase financing, however, this financing has slowed down in our defined markets.

    Actions have been underway in our branch banking network to improve the efficiency and effectiveness of product and service delivery. We have committed more resources in teams of technology, training and staffing to improve cross-selling and response time at the point of sale. This is a continuing process enabling us to connect even better with customers in the communities we serve. Late last year we announced that Cornerstone Bank had received regulatory approval to establish a new branch within attractive proximity to its existing branch network. The Bank purchased a site in Centerville, Ohio. The new branch will provide full loan and deposit services including mortgage and business banking. The branch is scheduled to open the first half of 2001.

4                                             Western Ohio Financial Corporation

[PICTURE John W. Raisbeck, Director, President,
  and Chief Executive Officer
David L. Dillahunt, Chairman
Aristides G. Gianakopoulos, Director
Howard V. Dodds, Director
John E. Field, Director
Jeffrey L. Levine, Director
William N. Scarff, Director
(left to right)]

BOARD OF DIRECTORS

    We successfully completed our electronic data processing conversion during the year 2000. While the major work is done, we continue to learn and find better ways to serve customers and ourselves. The quality and timeliness of retrieving a customer's entire relationship and internal financial information has been substantially increased. This is a real customer convenience. We now do client research in minutes as opposed to days. This improved customer service is also enhanced by shorter development times for the design of new products and services. The Windows(R)-based environment allows employees to be trained more quickly and be more efficient with customers.

    Last year we addressed the significant stock price deflation experienced by our company and a large number of smaller and mid-sized banks and thrifts. Last year was a mixed year depending on your viewpoint. From ours it was an opportunity to repurchase 180,000 shares, increasing our earnings per share 18.8% to $1.01, and to continue our efforts to reward long-term shareholders.

    The spectacular collapse of tech stocks in the second half of 2000 may have caused investors to return to neglected sectors with solid fundamentals and earnings. Our stock price and those of many of our peers have recently begun to turn around, as well they should, given the strong capital, continued strength of asset quality in community banks as well as earnings trends.

    If the Federal Reserve sees clear to a succession of interest rate decreases as we saw in January 2001 then there is strong historical evidence to suggest that bank and thrift stocks should benefit. The key will be to avoid significant asset quality issues.

    We continue to head in the right direction. We are a community bank with quality people, strong capital and modern technology, and a firm commitment to winning more profitable relationships. 2001 should be another year of improvement.

    We sincerely appreciate the continuing support of our shareholders, the Board of Directors, our valued customers and staff.

/s/ John W. Raisbeck
John W. Raisbeck
President and Chief Executive Officer


/s/ David L. Dillahunt
David L. Dillahunt
Chairman of the Board


2000 Annual Report to Shareholders                                             5

MARKET PRICE OF WESTERN OHIO FINANCIAL
CORPORATION'S COMMON SHARES
AND RELATED SHAREHOLDER MATTERS


There were 1,815,834 common shares of WOFC outstanding, excluding unearned employee benefit plan shares, on December 31, 2000, held of record by approximately 649 registered shareholders and 1,230 beneficial holders behind brokers, banks, and depositories. Price information with respect to WOFC's common shares is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System. The Wall Street Journal publishes daily trading information for our stock under the abbreviation "WstnOH Fnl" in the National Market Listing.

    The Company has repurchased shares and intends to continue to repurchase shares in order to enhance shareholder value. During 2000, the Company repurchased 180,000 shares and 140,892 in 1999. The Company is no longer subject to quantitative regulatory limitations imposed by the Office of Thrift Supervision ("OTS") on stock repurchases and intends to continue repurchases of stock when the Board of Directors considers it to be in the best interest of the Company's shareholders.

    There were no sales of unregistered securities during 2000.

                         Fiscal Year 2000               Fiscal Year 1999
                      Low    High   Dividend         Low    High   Dividend
                     ------------------------       ------------------------
First quarter .....  $ 14.25 $ 17.19   $  .25       $ 21.75 $ 23.00   $  .25
Second quarter ....    13.75   15.50      .25         21.75   29.00      .25
Third quarter .....    14.63   17.00      .25         17.50   26.00      .25
Fourth quarter ....    14.63   17.25      .25         16.38   19.25      .25

SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                                                     December 31,
                                                             2000           1999          1998          1997          1996
                                                             -----          ----          ----          ----          ----
Selected Financial Ratios and Other Data:

Performance Ratios:
   Return on assets (ratio of net income to
     average total assets)                                    0.54  %       0.52  %       0.36  %       0.05  %       0.33  %
   Interest rate spread information:
     Average during year                                      2.44          2.57          2.40          2.42          2.42
     End of year                                              2.65          2.37          2.55          2.31          2.23
   Net interest margin                                        2.99          3.13          2.91          2.95          3.26
   Ratio of operating expense to
     average total assets                                     2.32          2.51          2.69          2.39          2.72
   Return on equity (ratio of net income
     to average equity)                                       4.50          3.75          2.42          0.34          2.00

Quality Ratios:
   Non-performing assets to total assets at end
     of year                                                  1.02          0.83          1.39          0.54          0.52
   Allowance for loan losses to non-performing
     loans                                                   46.24        100.94         70.47        196.59         83.95
   Allowance for loan losses to total loans, net              0.58          1.09          1.39          1.41          0.60
   Allowance for loan losses to classified assets            42.30         75.14         68.89        130.08         73.74

Capital Ratios:
   Total equity to total assets at end of year               11.86         13.04         14.52         14.67         13.76
   Average equity to average assets                          12.09         13.87         14.80         13.44         16.50
   Ratio of average interest-earning assets to
     average interest-bearing liabilities                     1.12  x       1.13  x       1.11  x       1.11  x       1.19  x

Per Share Data:
   Earnings per common share - Basic                     $    1.01      $   0.86      $   0.60       $  0.08       $  0.47
   Earnings per common share - Diluted                        1.01          0.85          0.58          0.08          0.46
   Dividend payout ratio                                      0.99  x       1.18  x       1.67  x      12.50  x       2.13  x
   Book value per share                                  $   23.15      $  21.82      $  23.45       $ 22.91       $ 23.48

Number of full service offices                                   6             6             6            10            10

6                                            Western Ohio Financial Corporation

SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                                  December 31,
                                        ------------------------------------------------------------------
                                           2000         1999           1998          1997           1996
                                        ---------     ---------     ---------      ---------     ---------
                                                             (Dollars in thousands)
Selected Financial Condition Data:

Total assets                            $ 352,562     $ 329,685     $ 327,728      $ 371,988     $ 392,765
Loans and loans held for sale, net        283,604       254,871       234,812        277,731       287,611
Cash and cash equivalents                   4,805         9,614        13,854         31,239        15,611
Mortgage-backed securities                 39,219        41,591        50,044         22,433        36,843
Securities                                  9,434         8,775        15,402         22,455        35,729
Deposits                                  208,332       202,331       192,966        246,909       233,203
Borrowed funds                            100,225        82,183        85,252         68,339       102,602
Total shareholders' equity                 41,810        42,989        47,594         54,600        54,048

Selected Operations Data:

Total interest income                   $  25,624     $  23,415     $  25,856      $  29,039     $  24,160
Total interest expense                     15,730        13,632        15,992         17,934        13,783
                                        ---------     ---------     ---------      ---------     ---------
Net interest income                         9,894         9,783         9,864         11,105        10,377
Provision for loan losses                     349           246          (363)         2,285           399
                                        ---------     ---------     ---------      ---------     ---------
Net interest income after provision
  for loan losses                           9,545         9,537        10,227          8,820         9,978

Non-interest income:
  Loan fees and service charges             1,182         1,085         1,005            650           156
  Gain on sales of loans,
    mortgage-backed securities
    and securities                             84           111           652            311           340
  Gain on sale of branches                      -             -         2,054              -             -
  Other non-interest income                    28            65           (22)            31            54
                                        ---------     ---------     ---------      ---------     ---------
Total non-interest income                   1,294         1,261         3,689            992           550
Total non-interest expense                  7,899         8,127         9,757          9,471         8,759
                                        ---------     ---------     ---------      ---------     ---------
Income before income taxes and
  cumulative effect of accounting
  changes                                   2,940         2,671         4,159            341         1,769
Income tax expense                          1,089           988         2,864            158           707
                                        ---------     ---------     ---------      ---------     ---------
Net income                              $   1,851     $   1,683     $   1,295      $     183     $   1,062
                                        =========     =========     =========      =========     =========

2000 Annual Report to Shareholders                                            7

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS


General

As a unitary savings and loan association holding company, Western Ohio Financial Corporation ("the Company" or "WOFC"), holds Cornerstone Bank ("Cornerstone"), whose principal business has traditionally consisted of attracting deposits from the general public, and making loans secured by residential real estate. Cornerstone's profitability and consequently the Company's profitability is primarily dependent upon its net interest income, which is the difference between interest income on its loan and investment portfolio and interest paid on deposits and other borrowed funds. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. Cornerstone's profitability is also affected by the provision for loan losses and the level of non-interest income and expense. Non-interest income consists primarily of service charges and other fees, gains (losses) on sales of securities and other assets, and income from real estate operations. Non-interest expense includes salaries and employee benefits, real estate operations, occupancy of premises, federal deposit insurance premiums, franchise taxes, data processing expenses, and other operating expenses. In October 1997, the Company formed another subsidiary, Cornerstonebanc Financial Services, Incorporated (formerly West Central Mortgage Services, Incorporated), ("CFSI"). The primary business of CFSI is to engage in mortgage banking activities.

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

    The Company offers a range of customer services and products, including deposit accounts and loans with a special emphasis on one-to-four family mortgage lending, multi-family and commercial real estate lending. Smaller portions of the Company's loans receivable consist of construction, commercial and consumer loans. Management has expanded and intends to continue to expand its consumer lending portfolio by soliciting its existing customer base and has increased efforts to solicit commercial loans.

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

ANALYSIS OF FINANCIAL CONDITION
Total assets of the Company increased $22.9 million from $329.7 million in 1999 to $352.6 million in 2000. This increase was reflective of increases in loans receivable partially offset by reductions in cash and cash equivalents and securities. Cash and cash equivalents decreased $4.8 million from $9.6 million at December 31, 1999 to $4.8 million at December 31, 2000. Securities decreased $1.7 million from $50.4 million at December 31, 1999, to $48.7 million at December 31, 2000. The primary reasons for the reduction in cash, cash equivalents and securities was to fund the net increase in loans and a reduction in excess cash and cash equivalents held in contingency at December 31, 1999 for unrealized Year 2000 computer problems.

    Net loans and loans held for sale increased from $254.9 million at December 31, 1999, to $283.6 million at December 31, 2000, an increase of $28.7 million, or 11.3%. The increase was primarily the result of purchasing participations, originating commercial and multi-family mortgage loans, originating commercial non-mortgage loans and originating new consumer home equity loans. During the year, the Company purchased approximately $11.9 million of first mortgage loans and $10.1 million commercial, primarily real estate, loans. The purchases were made to continue leveraging the Company's borrowing ability, provide more interest rate sensitive assets, and supplement a slow down in the local mortgage market. The Company originated approximately $20.1 million in mortgage loans and $64.4 million in commercial and commercial real estate during 2000. The Company intends to rely more on direct origination in the future, however, it will continue to evaluate purchase opportunities.

    Liabilities increased from $286.7 million at December 31, 1999, to $310.8 million at December 31, 2000, an increase of $24.1 million, or 8.4%. The primary reason for the increase in



8                                             Western Ohio Financial Corporation
total liabilities was an increase in advances from the Federal Home Loan Bank of Cincinnati ("FHLB"). Advances increased $18.0 million, or 22.0%, to $100.2 million at December 31, 2000 from $82.2 million at December 31, 1999. Rates on advances drawn during the year ranged from 5.68% to 7.68%. At December 31, 2000, $87.5 million of the $100.2 million total advances were fixed rate. The above mentioned advances are secured by a blanket pledge of mortgages to the FHLB and are not tied to specific securities or mortgages. Under the blanket pledge, the Company had approximately $55 million in additional borrowing capacity with the FHLB at December 31, 2000.

    Deposits increased during 2000 by $6.0 million as a result of competitive pricing and increased checking account sales efforts. For the year, deposits increased 3.0% to $208.3 million at December 31, 2000, from $202.3 million at December 31, 1999.

    Total shareholders' equity decreased $1.2 million, or 2.7%, primarily due to the $2.9 million repurchase of shares during 2000. The increase in treasury stock was offset by the net unrealized gain on securities available for sale of $1.4 million. Earnings and dividends for the year ended December 31, 2000 were each approximately $1.9 million. The Company is no longer subject to regulatory limitations on stock repurchases and intends to continue modest stock repurchases.

COMPARISON OF RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED DECEMBER 31, 2000
AND DECEMBER 31, 1999

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

GENERAL. Net income for the year ended December 31, 2000, was $1.9 million, an increase of $168,000 compared to the year ended December 31, 1999. The increase was primarily the result of decreasing operating expenses in 2000 by $228,000. Both net interest income and noninterest income of $9.9 million and $1.3 million, respectively, in 2000 are similar to the results in 1999. The returns on average assets and average shareholders' equity in 2000 were 0.54% and 4.50%, respectively, compared to 0.52% and 3.75% in 1999. Basic earnings per share increased $.15 per share from $.86 per share for 1999 to $1.01 per share for 2000.
    Net interest income is the largest component of the Company's income and is affected by the interest rate environment and volume and composition of interest-earning assets and interest-bearing liabilities. Net interest income increased $111,000 from $9,783,000 to $9,894,000, or less than 1.2%, primarily due to an increase in loan volumes at higher rates partially offset by higher rates and volumes of interest-bearing liabilities. The Company remains liability sensitive whereby its interest-bearing liabilities will generally reprice more quickly than its interest-earning assets. Therefore, the Company's net interest margin will generally increase in periods of falling interest rates in the market and will decrease in periods of rising interest rates. The general increase in market rates during the year 2000 negatively impacted the Company's net interest margin which decreased 14 basis points from 3.13% in 1999 to 2.99% in 2000.
    The provision for loan losses for the year ended December 31, 2000, was $349,000, an increase of $103,000 compared to $246,000 for the year ended December 31, 1999. Non-interest income increased $33,000 to $1,294,000 primarily due to an increase in deposit fees and service charges. Non-interest expense decreased $228,000, from $8.1 million at December 31, 1999, to $7.9 million at December 31, 2000, primarily the result of reductions in deposit insurance costs, Ohio franchise taxes and outside legal fees. Income taxes increased $101,000 from $1.0 million at December 31, 1999, to $1.1 million at December 31, 2000, as a result of the $269,000 increase in income before tax for the year.

INTEREST INCOME. Total interest income increased $2.2 million, or 9.4% for the year ended December 31, 2000, compared to the prior year. This increase is due primarily to an increase in loan volumes at higher rates. Total gross loans increased 9.8% with the growth primarily in commercial and commercial real estate loans. The Company has focused growth in this area to increase loan yields, provide more rate sensitive assets, and develop deposit relationships. With the overall increase in rates during the year, new loans were added with higher rates during 2000 compared to new loans added during 1999. Interest from securities and other sources fell by $401,000 primarily due to lower volumes.

INTEREST EXPENSE. Total interest expense increased $2.1 million or 15.4% for the year ended December 31, 2000, compared to the prior year. The increase was due primarily to funding the loan growth with higher costing certificates of deposits and FHLB advances. Certificates of deposit and advances increased $24.0 million during 2000 while lower costing NOW and savings accounts had a net decrease of $61,000. Additionally, with the overall increase in rates during the year, new certificates of deposits and advances had higher rates than new funds in 1999. Overall, interest on deposits increased $827,000 or 8.6% for the year ended December 31, 2000, compared to the prior year due to higher volumes and rates on certificates of deposits. Interest on borrowings increased $1,271,000 or 32.1% over the prior year due to higher volumes and rates.

2000 Annual Report to Shareholders                                             9

PROVISION FOR LOAN LOSSES. The provision for loan losses for the year ended December 31, 2000, was $349,000, an increase of $103,000 compared to $246,000 for the year ended December 31, 1999. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses and any specific losses applied to that allowance. The increase in 2000 was due to an 11.3% increase in the loan portfolio and a corresponding shift of the loan mix to more commercial and commercial real estate type loans. Management believes that the total allowance of $1.7 million on total loans of $285 million at December 31, 2000, is adequate given the area economic conditions, the level of impaired and nonperforming loans, and the composition of the loan portfolio. At December 31, 2000, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans.
    Loan charge-offs were $1,588,000 for the year ended December 31, 2000 compared to $736,000 for the same period in 1999. During the year 2000, the Company resolved two large problem loans and charged-off portions of two other problem loan relationships. These loans were previously identified and reported as impaired and specific loan loss reserves had been established for them. The two resolved loans included principal repayments of $366,000 and principal losses of $233,000 against which $209,000 of specific reserves had been established. Based on a lack of current progress in resolving the other two problem loans management charged-off approximately $1,115,000 of loan principal against the allowance. Specific reserves of approximately the same amount had previously been established. The Company continues to actively pursue collection of these two relationships.
    Non-performing loans increased to $3.6 million at December 31, 2000, from $2.8 million at December 31, 1999. This increase occurred primarily in one-to-four family mortgages where the Company is well secured and has low loan loss experience. Additionally, the non-performing mortgage loans had higher average balances than the prior year. At December 31, 2000, approximately $2.4 million, or 67% of the non-performing loans were secured by one-to-four family mortgages compared to $1.1 million, or 39% at December 31, 1999. Management believes the current allowance for loan losses is adequate considering the improvement in collateral supporting the non-performing loans.
    The Company will continue to review its allowance for loan losses and make further allowances as economic and asset quality conditions dictate. Although the Company maintains its allowance for loan losses at a level that it considers to be adequate to provide for probable incurred losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), which can order the establishment of additional allowances.

NON-INTEREST INCOME. Non-interest income increased $33,000 from $1,261,000 in 1999 to $1,294,000 in 2000. Service charges increased approximately $97,000 during 2000 due primarily to an increase in deposit fees and service charges. The increase in service charges was partially offset by a decrease in loan sales. Gain on loan sales in 2000, primarily the sale of the bank's credit card portfolio, was down $36,000 from the prior year due to lower mortgage loan originations and sales compared to the prior year ended.

NON-INTEREST EXPENSE. Total non-interest expense decreased 2.8% in 2000, from $8.1 million in 1999 to $7.9 million. The decrease is primarily the result of reductions in deposit insurance costs, Ohio franchise taxes and outside legal fees. Additionally, the Company maintained other costs during 2000 at similar levels to 1999.
    The Company recently announced its intent to open a new full service branch office. This new office will be located in Centerville, Ohio, and is expected to open during the first half of 2001. The branch opening will contribute to an increase in operating expenses.

INCOME TAX EXPENSE. Income tax expense was $1.1 million for the year ended December 31, 2000, an increase of $101,000 from the same period the prior year. Income taxes increased primarily due to the increase in income before tax. The Company's effective tax rate for 2000 and 1999 was 37.0%.

COMPARISON OF YEARS ENDED DECEMBER 31, 1999
AND DECEMBER 31, 1998

GENERAL. Net income for the year ended December 31, 1999, was $1.7 million, an increase of $388,000 compared to the year ended December 31, 1998. The increase was primarily the result of lower operating expenses and income tax expense due to exiting the Cincinnati market in 1998. During 1998, management determined the branch investment in the Cincinnati area was not in line with the Company's long-term goals. As a result, the Company sold the Cincinnati area deposits and closed or sold four branches. The net gain on the sale of deposits and branches was $2.1 million before taxes.
    Net interest income decreased $81,000 from $9.9 million to $9.8 million, or less than 1.0%, primarily as a result of a combination of lower rates and volumes of average interest-earning assets partially offset by lower rates and volumes of average interest-bearing liabilities. The provision for loan losses for the year ended December 31, 1999, was $246,000, an increase of $609,000 compared to the year ended December 31, 1998, which was a recapture of $363,000. Non-interest income decreased $2.4 million as a result of the net gain before taxes on sale of the Cincinnati area deposits. Non-interest expense decreased $1.6 million, from $9.8 million at December 31, 1998, to $8.1 million at December 31, 1999, primarily due to lower expenses of approximately $1.3 million related to exiting the Cincinnati area. Income taxes decreased $1.9 million from $2.9 million at December 31, 1998, to $1.0 million at December 31, 1999,

10                                            Western Ohio Financial Corporation
as a result of the tax effect of intangible asset disposition associated with the Cincinnati area branch closing.

INTEREST INCOME. Total interest income decreased $2.4 million, or 9.4% for the year ended December 31, 1999, compared to the prior year. This decrease is due to a combination of lower rates and lower average volume of interest earning assets. This lower volume is due mostly to lower short-term funds held by the company which had been accumulated in 1998 in anticipation of Cincinnati area deposit sale. The lower rates were primarily due to lower rates on new loans originated than previously held. Interest income from loans decreased $590,000 and $725,000 as a result of the decreased volume and rates, respectively. Interest from securities and other sources fell by $1.1 million primarily due to reducing volumes generated to fund the deposit sale.

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

    The Company will continue to review its allowance for loan losses and make further allowances as economic and asset quality conditions dictate. Although the Company maintains its allowance for loan losses at a level that it considers to be adequate to provide for probable losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the OTS and the FDIC, which can order the establishment of additional allowances.

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


2000 Annual Report to Shareholders                                            11


                                                            Year Ended December 31,
                                      -------------------------------------------------------------------
                                                   2000                                1999
                                      -------------------------------    --------------------------------
                                        Average    Interest                Average     Interest
                                      Outstanding  Earned/     Yield/    Outstanding    Earned/    Yield/
                                        Balance     Paid        Rate       Balance       Paid       Rate
                                        -------     ----        ----       -------       ----       ----
                                                                           (Dollars in thousands)
Interest-earning assets:
  Loans receivable                     $ 272,724    21,706      7.96%     $ 244,824     $19,096     7.80 %
  Securities                              48,811     3,265      6.69         55,957       3,567     6.37
  Interest-bearing deposits                1,308        91      6.96          4,163         247     5.93
  FHLB stock                               7,661       562      7.34          7,135         505     7.06
                                       ---------   -------                ---------     -------
    Total interest-earning assets        330,504    25,624      7.75        312,079      23,415     7.50
                                                   -------                              -------
  Non-earning assets                       9,957                             12,071
                                       ---------                          ---------
    Total assets                         340,461                          $ 324,150
                                       =========                          =========

Interest-bearing liabilities:
  Time deposits                          129,822     7,810      6.02      $ 122,992     $ 6,987     5.68
  Demand and NOW deposits                 16,729       145      0.87         12,767         145     1.14
  Savings deposits                        58,437     2,539      4.34         64,387       2,535     3.94
  Borrowings                              91,189     5,236      5.74         76,449       3,965     5.19
                                       ---------   -------                ---------     -------
    Total interest-bearing liabilities   296,177    15,730      5.31        276,595      13,632     4.93
                                                   -------                              -------
  Non-earning liabilities                  3,134                              2,643
                                       ---------                          ---------
    Total liabilities                    299,311                            279,238
  Equity                                  41,150                             44,912
                                       ---------                          ---------
    Total liabilities/equity           $ 340,461                          $ 324,150
                                       =========                          =========
Net interest income                                 $9,894                              $ 9,783
                                                   =======                              =======
Net interest rate spread                                        2.44%                              2.57  %
                                                                ====                               ====
Net earning assets                     $  34,327                          $  35,484
                                       =========                          =========
Net yield on average interest-
  earning assets                                                2.99%                              3.13  %
                                                                ====                               ====
Average interest-earning assets to
  average interest-bearing liabilities              1.12 x                               1.13 x
                                                    ======                               ======




                                        -----------------------------
                                                      1998
                                        -----------------------------
                                           Average    Interest
                                        Outstanding    Earned/  Yield/
                                           Balance      Paid    Rate
                                           -------      ----    ----

Interest-earning assets:
  Loans receivable                         $252,232    $20,411  8.09 %
  Securities                                 42,407      2,588  6.10
  Interest-bearing deposits                  37,399      2,379  6.36
  FHLB stock                                  6,649        478  7.19
                                           --------    -------
    Total interest-earning assets           338,687     25,856  7.63
                                                       -------
  Non-earning assets                         23,508
                                           --------
    Total assets                           $362,195
                                           ========

Interest-bearing liabilities:
  Time deposits                            $164,302    $ 9,641  5.87
  Demand and NOW deposits                    12,990        180  1.39
  Savings deposits                           65,709      2,614  3.98
  Borrowings                                 62,802      3,557  5.66
                                           --------    -------
    Total interest-bearing liabilities      305,803     15,992  5.23
                                                       -------
  Non-earning liabilities                     2,775
                                           --------
    Total liabilities                       308,578
  Equity                                     53,617
                                           --------
    Total liabilities/equity               $362,195
                                           ========
Net interest income                                    $ 9,864
                                                       =======
Net interest rate spread                                        2.40 %
                                                                ====
Net earning assets                         $ 32,884
                                           ========
Net yield on average interest-
  earning assets                                                2.91 %
                                                                ====
Average interest-earning assets to
  average interest-bearing liabilities                  1.11 x
                                                        ======

AVERAGE BALANCES, INTEREST RATES AND YIELDS. The above table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield. The average balance of mortgage-backed securities and securities available for sale includes unrealized gains and losses while yield is based on amortized cost.

12                                           Western Ohio Financial Corporation


                                                  Year Ended December 31,                Year Ended December 31,
                                              -------------------------------       ----------------------------------
                                                       1999 vs. 2000                          1998 vs. 1999
                                              -------------------------------       ----------------------------------
                                                   Increase                               Increase
                                                  (Decrease)                             (Decrease)
                                                    Due to             Total               Due to               Total
                                              ------------------     Increase       --------------------      Increase
                                              Volume      Rate      (Decrease)      Volume         Rate      (Decrease)
                                              ------     -------    ----------      ------      --------     ----------
                                                                         (Dollars in thousands)
Interest-earning assets:
   Loans receivable                           $2,214      $  396      $2,610        $  (590)     $  (725)     $(1,315)
   Securities                                   (472)        170        (302)           833          146          979
   Other                                        (155)         56         (99)        (1,947)        (158)      (2,105)
                                              ------      ------      ------        --------     --------     --------
     Total interest-earning assets            $1,587      $  622      $2,209        $(1,704)     $  (737)      (2,441)
                                              ======      ======      ======        ========     ========     ========
Interest-bearing liabilities:
   Time deposits                              $  399      $  424      $  823        $(2,337)     $  (316)      (2,653)
   Demand and NOW deposits                        39         (39)          -             (3)         (33)         (36)
   Savings deposits                             (246)        250           4            (52)         (27)         (79)
   Borrowings                                    817         454       1,271            726         (318)         408
                                              ------      ------      ------        --------     --------     --------
     Total interest-bearing liabilities       $1,009      $1,089      $2,098        $(1,666)     $  (694)      (2,360)
                                              ======      ======      ------        ========     ========     --------

Net interest income                                                   $  111                                  $   (81)
                                                                      ======                                  ========


RATE/VOLUME ANALYSIS. The above schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in average outstanding balances and that due to the volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by new rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

ASSET/LIABILITY MANAGEMENT
AND MARKET RISK

The Company's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Interest rate risk is the risk that the Company's financial condition will be adversely affected due to movements in interest rates. The income of financial institutions is primarily derived from the excess of interest earned on interest-earning assets over the interest paid on interest-bearing liabilities. Accordingly, the Company places great importance on monitoring and controlling interest rate risk. The measurement and analysis of the exposure of the Company's primary operating subsidiary, Cornerstone Bank, to changes in the interest rate environment are referred to as asset/liability management. One method used to analyze the Company's sensitivity to changes in interest rates is the "net portfolio value" ("NPV") methodology used by the OTS as part of its capital regulations.
    NPV is generally considered to be the present value of the difference between expected incoming cash flows on interest-earning and other assets and expected outgoing cash flows on interest-bearing and other liabilities. The application attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (1 basis point equals
 .01%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered.
    Presented on the following page is an analysis of Cornerstone's interest rate risk as of December 31, 2000, and December 31, 1999, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 to 300 basis points in market interest rates. The tables also contain the policy limits set by the Board of Directors as the maximum change in NPV the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration to the impact on the NPV capital position of various rate changes and the institution's strong capital position.
    As illustrated in the tables, the institution's NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, because Cornerstone has primarily fixed-rate loans in its loan portfolio, the amount of interest Cornerstone would receive on its loans

2000 Annual Report to Shareholders                                            13


                                                  December 31, 2000                          December 31, 1999
  Change in           Board limit       ---------------------------------         ------------------------------------
 Interest Rate        Minimum             $ change      % change      NPV            $ change      % change      NPV
(Basis Points)       NPV Ratio            In NPV        In NPV      Ratio            In NPV        In NPV      Ratio
--------------       ---------            ------        ------      -----            ------        ------      -----
                                                (Dollars in thousands)
    +300                6.00%           $ (17,462)       (41) %      6.69 %        $ (17,132)       (42) %      7.72 %
    +200                6.75              (11,751)       (28)        8.21            (11,389)       (28)        9.35
    +100                7.25               (5,872)       (14)        9.71             (5,565)       (14)       10.92
     -                  8.00                    -          -        11.13                  -          -        12.33
   (100)                9.00                4,305         10        12.10              4,439         11        13.38
   (200)                9.00                5,838         14        12.37              7,262         18        13.98
   (300)                9.00                8,098         19        12.80              9,341         23        14.37

would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest Cornerstone would pay on its deposits would increase rapidly because Cornerstone's deposits generally have shorter periods to repricing. Assumptions used in calculating the amounts in these tables correspond with OTS assumptions.
    As of December 31, 2000, the percentage change in NPV resulting from certain changes in interest rates were within the policy limits of the institution's Board of Directors. It should be noted that the table above only pertains to Cornerstone Bank and does not apply to the holding company. The holding company's assets are all of a short term or short term to repricing nature and therefore are not subject to significant interest rate risk.
    As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making risk calculations.
    In a rising interest rate environment, Cornerstone's net interest income could be negatively affected. Moreover, rising interest rates could negatively affect Cornerstone's earnings and thereby the Company's earnings due to diminished loan demand. As part of its interest rate risk strategy, Cornerstone has attempted to utilize adjustable-rate and short-term-duration loans and investments.
    Cornerstone fully intends to limit the addition of fixed-rate long-duration loans and securities to its portfolio. In addition to this restructuring, the Bank offers home equity products that reprice on a monthly basis and has pursued more aggressively commercial and commercial real estate loans with shorter average lives and variable interest rates. It is expected that as the size of these portfolio segments grows, the interest rate risk will be lessened, though not eliminated.

LIQUIDITY AND CAPITAL RESOURCES

Western Ohio Financial Corporation's liquidity, primarily represented by cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2000, 1999 and 1998.

                                        Year Ended December 31,
                                -------------------------------------
                                  2000          1999          1998
                                --------      --------      ---------
                                        (Dollars in thousands)

Net income                      $  1,851      $  1,683      $  1,295
Adjustments to reconcile
  net income to net cash
  from operating activities        1,502         5,135        (2,173)
                                --------      --------      --------
Net cash from operating
  activities                       3,353         6,818          (878)
Net cash from investment
  activities                     (27,131)      (12,606)       23,025
Net cash from financing
  activities                      18,969         1,548       (39,532)
                                --------      --------      --------
Net change in cash and
  cash equivalents                (4,809)       (4,240)      (17,385)
Cash and cash equivalents
  at beginning of period           9,614        13,854        31,239
                                --------      --------      --------
Cash and cash equivalents
  at end of period              $  4,805      $  9,614      $ 13,854
                                ========      ========      ========

At December 31, 2000, the Company had no outstanding commitments to sell loans or securities.
    The OTS requires minimum levels of liquid assets. OTS regulations presently require Cornerstone to maintain an average daily balance of liquid assets (United States Treasury and federal agency obligations, of any maturity) equal to at least 4% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Such requirements may be changed from time to time by the OTS to reflect changing economic conditions.
    Such investments are intended to provide a source of relatively liquid funds upon which Cornerstone may rely, if

14                                            Western Ohio Financial Corporation


                                                                                    Excess of Actual
                                                                                  Capital Over Current
                          Actual Capital             Current Requirement               Requirement
                         --------------------      ----------------------         ---------------------
                         Amount      Percent         Amount        Percent         Amount       Percent
                         ------      --------      ----------      ------         ---------     -------
                                                   (Dollars in thousands)
Tangible capital         $ 39,097     11.05 %        $  5,306       1.50 %         $ 33,791      9.55 %
Core capital               39,097     11.05            14,150       4.00             24,947      7.05
Risk-Based capital         40,521     17.15            18,903       8.00             21,618      9.15

necessary, to fund deposit withdrawals and other short-term funding needs. Cornerstone's average regulatory liquidity at December 31, 2000, was 17.2%.
    The Company's primary sources of funds consist of deposits and repayments of loans and interest earned on securities. The Bank maintains a higher ratio of loans to deposits in comparison with other similarly sized financial institutions. Historically, this has not had a material effect on the Company's liquidity as it has utilized other potential sources of funds including borrowings from the FHLB of Cincinnati to maintain liquidity and to meet operating expenses. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.
    The Company's primary financing source during 2000 was borrowings from the FHLB of $18.0 million. Also a major financing source was the net increase in savings deposits of $6.0 million. The Company paid $1.8 million in dividends and acquired treasury stock for $2.9 million in 1999. Liquidity management is a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon assessment of (i) expected loan demand,
(ii) expected deposit flows, (iii) yields available on interest-bearing deposits and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in interest-bearing overnight deposits and other short-term government and agency obligations. If the Company requires additional funds beyond its internal ability to generate, it has additional borrowing capacity with the FHLB of Cincinnati.
    The Company anticipates that it will have sufficient funds available to meet current loan commitments. At December 31, 2000, the Company had outstanding commitments to extend credit that amounted to $14.5 million.
    OTS regulations require that institutions maintain "tangible capital" of not less than 1.5% of the institution's adjusted total assets. Tangible capital is defined as "core capital" less any intangible assets. Core capital is comprised of common shareholders' equity (including retained earnings). OTS prompt corrective action regulations require core capital to be maintained at 3% of total institution assets. The following table indicates the requirement for core capital is 4% because that is the level that the OTS prompt corrective action regulations require to be considered adequately capitalized.
    OTS regulations require the institution to maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items. Cornerstone's adjustment to core capital included the portion of the loan and lease loss allowance over the amount required for loans classified as loss. This adjustment is $1.4 million as of December 31, 2000.
    The above table summarizes Cornerstone's regulatory capital requirements and actual capital at December 31, 2000.

IMPACT OF NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS 133 does not allow hedging of a security which is classified as held to maturity, accordingly, upon adoption of SFAS 133, companies may reclassify any security from held to maturity to available for sale if they wish to be able to hedge the security in the future. SFAS 133 became effective for the Company beginning January 1, 2001. The adoption of SFAS 133 did not have a significant impact on the Company's financial statements since no derivatives are currently held.

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

2000 Annual Report to Shareholders                                           15

                           [CROWE CHIZEK LETTERHEAD]

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Western Ohio Financial Corporation
Springfield, Ohio

We have audited the accompanying consolidated balance sheets of Western Ohio Financial Corporation as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Ohio Financial Corporation as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

                                      /s/ Crowe, Chizek and Company LLP

                                      Crowe, Chizek and Company LLP

February 8, 2001
Columbus, Ohio

16                                            Western Ohio Financial Corporation

WESTERN OHIO FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2000 and 1999
(Dollars in thousands, except share data)


ASSETS
                                                                        2000           1999
                                                                     ---------      ---------
    Cash and due from financial institutions                         $   3,596      $   6,455
    Overnight deposits in other financial institutions                   1,096          3,052
    Interest-bearing deposits in other financial institutions              113            107
                                                                     ---------      ---------
        Total cash and cash equivalents                                  4,805          9,614
    Securities available for sale                                       48,653         50,366
    Federal Home Loan Bank stock                                         8,014          7,451
    Loans, net of allowance of $1,665 in 2000 and $2,781 in 1999       283,604        254,654
    Loans held for sale                                                      -            217
    Premises and equipment, net                                          4,566          3,475
    Accrued interest receivable                                          2,045          1,806
    Other assets                                                           875          2,102
                                                                     ---------      ---------
            Total assets                                             $ 352,562      $ 329,685
                                                                     =========      =========

LIABILITIES
    Deposits                                                         $ 208,332      $ 202,331
    Borrowed funds                                                     100,225         82,183
    Advance payments from borrowers for taxes and insurance                570            864
    Other liabilities                                                    1,625          1,318
                                                                     ---------      ---------
        Total liabilities                                              310,752        286,696

SHAREHOLDERS' EQUITY
    Common stock, $.01 par value; 7,250,000 shares authorized;
     2,645,000 shares issued                                                26             26
    Additional paid-in capital                                          40,617         40,452
    Retained earnings                                                   20,065         20,060
    Unearned employee stock ownership plan shares                         (833)        (1,071)
    Unearned management recognition plan shares                           (102)          (200)
    Shares held by deferred compensation plan                             (168)             -
    Treasury stock; 829,166 and 649,166 shares, at cost                (17,055)       (14,121)
    Accumulated other comprehensive income                                (740)        (2,157)
                                                                     ---------      ---------
        Total shareholders' equity                                      41,810         42,989
                                                                     ---------      ---------
            Total liabilities and shareholders' equity               $ 352,562      $ 329,685
                                                                     =========      =========

 See accompanying notes to consolidated financial statements.


2000 Annual Report to Shareholders                                           17

WESTERN OHIO FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2000, 1999, and 1998
(Dollars in thousands except
earnings per common share data)


                                                              2000         1999          1998
                                                            --------     --------      --------
Interest and dividend income
  Loans, including fees                                     $ 21,706     $ 19,096      $ 20,411
  Securities                                                   3,265        3,567         2,588
  Interest-bearing deposits and overnight funds                   91          247         2,379
  Other interest and dividend income                             562          505           478
                                                            --------     --------      --------
    Total interest income                                     25,624       23,415        25,856

Interest expense
  Deposits                                                    10,494        9,667        12,435
  Borrowed funds                                               5,236        3,965         3,557
                                                            --------     --------      --------
    Total interest expense                                    15,730       13,632        15,992
                                                            --------     --------      --------
Net interest income                                            9,894        9,783         9,864
Provision for loan losses                                        349          246          (363)
                                                            --------     --------      --------
Net interest income after provision for loan losses            9,545        9,537        10,227

Noninterest income
  Service charges                                              1,182        1,085         1,005
  Net gain on sale of securities                                   -            -           307
  Net gain on sale of portfolio loans                             75            -             -
  Net gain on sale of loans held for sale                          -          111           345
  Net gain (loss) on disposal of premises and equipment            7           (6)          (82)
  Net gain on sale of branches                                     -            -         2,054
  Other                                                           30           71            60
                                                            --------     --------      --------
    Total noninterest income                                   1,294        1,261         3,689

Noninterest expense
  Salaries and employee benefits                               3,804        3,955         4,491
  Occupancy and equipment                                        819          846           853
  Federal deposit insurance                                       37          128           148
  State franchise taxes                                          514          620           748
  Professional services                                          410          454           703
  Advertising                                                    372          340           436
  Amortization of goodwill                                         -            -           295
  Data processing                                                827          855           829
  Other                                                        1,116          929         1,254
                                                            --------     --------      --------
    Total noninterest expense                                  7,899        8,127         9,757
                                                            --------     --------      --------

Income before income taxes                                     2,940        2,671         4,159
Income tax expense                                             1,089          988         2,864
                                                            --------     --------      --------
Net income                                                  $  1,851     $  1,683      $  1,295
                                                            ========     ========      ========
Earnings per common share:
  Basic                                                     $   1.01     $   0.86      $   0.60
                                                            ========     ========      ========
  Diluted                                                   $   1.01     $   0.85      $   0.58
                                                            ========     ========      ========

See accompanying notes to consolidated financial statements.



18                                           Western Ohio Financial Corporation

WESTERN OHIO FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2000, 1999, and 1998
(Dollars in thousands)


                                                            2000        1999         1998
                                                          -------     -------      -------
Net income                                                $ 1,851     $ 1,683      $ 1,295

Other comprehensive income (loss), net of tax
  Unrealized gain (loss) on available for sale
   securities arising during the period                     1,417      (2,037)        (226)

  Reclassification adjustment for amounts realized on
   securities sales included in net income                      -           -         (203)
                                                          -------     --------     -------
    Total other comprehensive income (loss)                 1,417      (2,037)        (429)
                                                          -------     --------     -------

Comprehensive income (loss)                               $ 3,268     $  (354)     $   866
                                                          =======     ========     =======


See accompanying notes to consolidated financial statements.



2000 Annual Report to Shareholders                                           19

WESTERN OHIO FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
Years Ended December 31, 2000, 1999, and 1998
(Dollars in thousands)


                                                                                                                Unearned
                                                                              Additional                        Employee
                                                  Shares           Common       Paid-In          Retained        Benefit
                                                Outstanding         Stock       Capital          Earnings      Plan Shares
                                                -----------         -----       -------          --------      -----------

Balance at January 1, 1998                       2,383,435      $       26     $   40,458      $   21,198      $   (1,943)

  Net income                                             -               -              -           1,295               -
  Cash dividends - $1.00 per share                       -               -              -          (2,142)              -
  Purchase of treasury shares                     (280,585)              -              -               -               -
  Commitment to release employee
    stock ownership plan shares                          -               -            120               -             238
  Reclassification of management
    recognition plan shares                              -               -              -               -            (148)
  Shares earned under management
    recognition plan, including tax benefit
    realized on vesting of plan shares               5,656               -              -               -             172
  Stock options exercised, including
    tax benefit                                     19,882               -           (126)              -               -
  Change in net unrealized gain (loss)
    on securities available for sale, net
    of reclassification and tax effects                  -               -              -               -               -
                                                 ---------      ----------     ----------      ----------      -----------
Balance at December 31, 1998                     2,128,388      $       26     $   40,452      $   20,351      $   (1,681)
  Net income                                             -               -              -           1,683               -
  Cash dividends - $1.00 per share                       -               -              -          (1,974)              -
  Purchase of treasury shares                     (140,882)              -              -               -               -
  Commitment to release employee
    stock ownership plan shares                          -               -             83               -             238
  Shares earned under management
    recognition plan, including tax benefit
    realized on vesting of plan shares                   -               -              -               -             159
  Management recognition plan shares
    awarded, net of forfeitures                       (735)              -              -               -              13
  Stock options exercised, including
    tax benefit                                      9,063               -            (83)              -               -
  Change in net unrealized gain (loss)
    on securities available for sale, net
    of reclassification and tax effects                  -               -              -               -               -
                                                 ---------      ----------     ----------      ----------      -----------
Balance at December 31, 1999                     1,995,834      $       26     $   40,452      $   20,060      $   (1,271)

  Net income                                             -               -              -           1,851               -
  Cash dividends - $1.00 per share                       -               -              -          (1,846)              -
  Purchase of treasury shares                     (180,000)              -              -               -               -
  Commitment to release employee
    stock ownership plan shares                          -               -             (3)              -             238
  Shares earned under management
    recognition plan, including tax benefit
    realized on vesting of plan shares                   -               -              -               -              98
  Shares purchased for deferred
    compensation plan                                    -               -            168               -               -
  Change in net unrealized gain (loss)
    on securities available for sale, net
    of reclassification and tax effects                  -               -              -               -               -
                                                 ---------      ----------     ----------      ----------      -----------
Balance at December 31, 2000                     1,815,834      $       26     $   40,617      $   20,065      $     (935)
                                                 =========      ==========     ==========      ==========      ===========



                                                                 Accumulated
                                                                    Other
                                                    Treasury     Comprehensive
                                                      Stock          Income            Total
                                                      -----          ------            -----

Balance at January 1, 1998                         $   (5,448)     $      309      $   54,600

  Net income                                                -               -           1,295
  Cash dividends - $1.00 per share                          -               -          (2,142)
  Purchase of treasury shares                          (6,611)              -          (6,611)
  Commitment to release employee
    stock ownership plan shares                             -               -             358
  Reclassification of management
    recognition plan shares                             1,487               -               -
  Shares earned under management
    recognition plan, including tax benefit
    realized on vesting of plan shares                      -               -             172
  Stock options exercised, including
    tax benefit                                           477               -             351
  Change in net unrealized gain (loss)
    on securities available for sale, net
    of reclassification and tax effects                     -            (429)           (429)
                                                   ----------      ----------      ----------
Balance at December 31, 1998                       $  (11,434)     $     (120)     $   47,594
  Net income                                                -               -           1,683
  Cash dividends - $1.00 per share                          -               -          (1,974)
  Purchase of treasury shares                          (2,826)              -          (2,826)
  Commitment to release employee
    stock ownership plan shares                             -               -             321
  Shares earned under management
    recognition plan, including tax benefit
    realized on vesting of plan shares                      -               -             159
  Management recognition plan shares
    awarded, net of forfeitures                           (13)              -               -
  Stock options exercised, including
    tax benefit                                           152               -              69
  Change in net unrealized gain (loss)
    on securities available for sale, net
    of reclassification and tax effects                     -          (2,037)         (2,037)
                                                   ----------      ----------      ----------
Balance at December 31, 1999                       $  (14,121)     $   (2,157)     $   42,989

  Net income                                                -               -           1,851
  Cash dividends - $1.00 per share                          -               -          (1,846)
  Purchase of treasury shares                          (2,934)              -          (2,934)
  Commitment to release employee
    stock ownership plan shares                             -               -             235
  Shares earned under management
    recognition plan, including tax benefit
    realized on vesting of plan shares                      -               -              98
  Shares purchased for deferred
    compensation plan                                    (168)              -               -
  Change in net unrealized gain (loss)
    on securities available for sale, net
    of reclassification and tax effects                     -           1,417           1,417
                                                   ----------      ----------      ----------
Balance at December 31, 2000                       $  (17,223)     $     (740)     $   41,810
                                                   ==========      ==========      ==========

See accompanying notes to consolidated financial statements.

20                                           Western Ohio Financial Corporation

WESTERN OHIO FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2000, 1999, and 1998
(Dollars in thousands)


                                                                          2000           1999          1998
                                                                          ----           ----          ----
 Cash flows from operating activities
  Net income                                                            $  1,851      $  1,683      $  1,295
  Adjustments to reconcile net income to net cash
   from operating activities:
    Net amortization on securities                                            99           137            78
    Compensation expense on ESOP shares                                      235           321           358
    Compensation expense on MRP shares                                        98           159           172
    Depreciation and amortization                                            558           313           711
    FHLB stock dividends                                                    (562)         (503)         (478)
    Net deferred loan fees                                                    25           (21)          (16)
    Deferred income taxes                                                    568           342           (71)
    Provision for loan losses                                                349           246          (363)
    Net gain on sale of branches                                               -             -        (2,054)
    Net realized gain on sales of securities                                   -             -          (307)
    Net gain on sale of loans                                                (75)         (111)         (345)
    Net (gain) loss on sale or disposal of premises
     and equipment                                                            (7)            6            82
    Net loss on sale of real estate owned                                      -             1            32
    Net change in:
      Loans held for sale                                                    217         3,792        (1,131)
      Other assets and other liabilities                                     237           362           351
      Accrued interest receivable                                           (240)           91           808
                                                                        ---------     ---------     --------
       Net cash from operating activities                               $  3,353      $  6,818      $   (878)

Cash flows from investing activities
  Securities available for sale:
    Purchases                                                             (1,118)            -       (50,179)
    Maturities and principal payments                                      4,880        11,857         6,888
    Sales                                                                      -             -        22,312
  Purchases of loans                                                     (21,959)      (27,842)            -
  Proceeds from sale of portfolio loans                                    1,590             -             -
  Net (increase) decrease in loans                                        (8,881)        3,877        44,406
  Premises and equipment expenditures                                     (1,672)       (1,076)         (397)
  Proceeds from sale of premises and equipment                                29           523            27
  Purchase of real estate                                                      -             -          (249)
  Proceeds from sale of real estate owned                                      -            55           217
                                                                        ---------     ---------     --------
       Net cash from investing activities                               $(27,131)     $(12,606)     $ 23,025

(continued)




2000 Annual Report to Shareholders                                            21

WESTERN OHIO FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2000, 1999, and 1998
(Dollars in thousands)


                                                              2000          1999          1998
                                                              ----          ----          ----
Cash flows from financing activities
  Cash paid for sale of branches                                  -             -       (78,453)
  Net change in deposits                                      6,001         9,365        30,422
  Net change in advance payments from borrowers
   for taxes and insurance                                     (294)          (17)          (12)
  Net increase (decrease) in short-term borrowings            7,700       (31,040)       13,700
  Proceeds from FHLB advances                                15,795        39,981         6,290
  Repayments on FHLB advances                                (5,453)      (12,010)       (3,077)
  Cash dividends paid                                        (1,846)       (1,974)       (2,142)
  Proceeds from exercise of stock options                         -            69           351
  Purchase of treasury stock                                 (2,934)       (2,826)       (6,611)
                                                           --------      --------      --------
     Net cash from financing activities                      18,969         1,548       (39,532)
                                                           --------      --------      --------
Net change in cash and cash equivalents                      (4,809)       (4,240)      (17,385)

Cash and cash equivalents at beginning of year                9,614        13,854        31,239
                                                           --------      --------      --------
Cash and cash equivalents at end of year                   $  4,805      $  9,614      $ 13,854
                                                           ========      ========      ========

Supplemental disclosures of cash flow information
  Cash paid during the year for
    Interest                                               $ 15,584      $ 13,401      $ 16,171
    Income taxes                                                640           540         2,425
  Noncash activities
    Transfer of portfolio loans to loans held for sale            -             -         2,767

See accompanying notes to consolidated financial statements.



22                                            Western Ohio Financial Corporation

WESTERN OHIO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Dollars in thousands, except per share data)

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.
    A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

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

2000 Annual Report to Shareholders                                           23

SERVICING RIGHTS: Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance. In 1999 the Corporation sold its servicing rights in loans previously sold. The Corporation did not have any servicing rights at year end 2000.

INTANGIBLES: Purchased intangibles, primarily goodwill and core deposit value, are recorded at cost and amortized over the estimated life. Goodwill amortization was straight-line over twenty years and core deposit amortization was accelerated over ten years. These intangibles were eliminated in connection with the sale of branch offices as more fully disclosed in Note 2. Goodwill amortization expense was $295 in 1998.

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

RESTRICTIONS OF CASH: The Corporation was required to have $489 and $651 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year end 2000 and 1999. These balances do not earn interest.

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

NEW ACCOUNTING PRONOUNCEMENT: Beginning January 1, 2001, a new accounting standard requires all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values are recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard on January 1, 2001 did not have a material effect on the Corporation's financial statements, as no derivatives are currently held.

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

2. SALE OF BRANCH OFFICES

In 1998, the Corporation sold its Cincinnati, Ohio, area branch offices. Details of the assets and liabilities sold with the branch offices are as follows:
----------------------------------------------------
  ASSETS

  Cash and cash equivalents              $78,453
  Loans                                       23
  Premises and equipment                     586
                                         -------
                                         $79,602
                                         =======

  LIABILITIES
  Deposits                               $84,365
                                         =======
----------------------------------------------------
The net gain realized in connection with the sale was determined as follows:
----------------------------------------------------
  Premium on deposits sold               $ 5,426
  Write-off of intangible assets          (3,255)
  Loss on premises and equipment            (117)
                                          ------
    Net gain on sale of branch offices   $ 2,054
                                          ======
----------------------------------------------------
3.  SECURITIES
---------------------------------------------------------------------------
Year-end securities available for sale were as follows:


                                            Gross      Gross
                              Amortized   Unrealized Unrealized      Fair
                                Cost        Gains      Losses        Value
                              ---------   ---------- ----------     ------
2000
U.S. government agencies       $10,000    $      -     $  (566)     $ 9,434
Mortgage-backed securities      39,774          39        (594)      39,219
                               -------    --------     -------      -------
    Total                      $49,774    $     39     $(1,160)     $48,653
                               =======    ========     =======      =======

1999
U.S. government agencies       $10,000    $      -     $(1,125)     $ 8,775
Mortgage-backed securities      43,635          28      (2,072)      41,591
                               -------    --------     -------      -------
    Total                      $53,635    $     28     $(3,297)     $50,366
                               =======    ========     =======      =======

----------------------------------------------------------------------------
2000 Annual Report to Shareholders                                           25

At year-end 2000 and 1999, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders' equity.

Contractual maturities of debt securities at year-end 2000 were as follows:
-------------------------------------------------------
                                  Amortized      Fair
                                     Cost        Value
                                  ---------   ---------
Due after ten years               $  10,000   $   9,434
Mortgage-backed securities           39,774      39,219
                                  ---------   ---------
                                  $  49,774   $  48,653
                                  =========   =========
-------------------------------------------------------
Proceeds of available for sale securities and the gross gains and losses were as follows:
-------------------------------------------------------
                         2000         1999      1998
                      -------         ----     -------
Securities
  Proceeds            $    -            -      $22,312
  Gross gains              -            -          312
  Gross losses             -            -            5
-------------------------------------------------------
Securities pledged at year-end 2000 and 1999 had a carrying amount of $13,954 and $12,969 and were pledged to secure public deposits, borrowings, and for other purposes as required or permitted by law.

4.  LOANS

Year-end loans were as follows:
-----------------------------------------------------------
                                     2000            1999
                                   ---------      ---------

First mortgage loans secured by:
 One-to-four family residences     $ 178,106      $ 178,304
 Other properties                     67,919         52,572
 Construction properties               8,476          6,923
Consumer and other loans:
 Consumer                              1,523          3,332
 Commercial                           14,090          5,499
 Home equity                          17,766         15,369
 Other                                    85            157
                                    --------       --------
     Total loans                     287,965        262,156

Less:
 Net deferred loan fees,
     premiums and discounts              (87)           (62)
 Loans in process                     (2,609)        (4,659)
 Allowance for loan losses            (1,665)        (2,781)
                                   ---------      ---------
     Net loans                     $ 283,604      $ 254,654
                                   =========      =========
------------------------------------------------------------
Activity in the allowance for loan losses was as follows:
----------------------------------------------------------------
                                2000         1999         1998
                               -------      -------      -------
Beginning balance              $ 2,781      $ 3,200      $ 3,922
 Provision for loan losses         349          246         (363)
 Loans charged-off              (1,588)        (736)        (396)
 Recoveries of previous
   charge-offs                     123           71           37
                               -------      -------      -------
 Balance at end of year        $ 1,665      $ 2,781      $ 3,200
                               =======      =======      =======
-----------------------------------------------------------------
Impaired loans were as follows:
-----------------------------------------------------------------
                                    2000       1999
                                   ------     ------
Year-end loans with no
  allocated allowance
  for loan losses                  $1,709     $  479
Year-end loans with
  allocated allowance
  for loan losses                     352      1,909
                                   ------     ------
  Total                            $2,061     $2,388
                                   ======     ======

Amount of the allowance
  for loan losses allocated        $  241     $1,159

Average of impaired loans
  during the year                   1,536      2,409

Interest income recognized
  during impairment                   156        110

Cash-basis interest income
  recognized during impairment        156        110
-----------------------------------------------------------------
Non-performing loans were as follows:
-----------------------------------------------------------------

                                         2000        1999
                                      ---------   ---------
 Loans past due over 90 days
   still on accrual                   $       -   $       -
 Nonaccrual loans                         3,601       2,755

-----------------------------------------------------------------

26                                            Western Ohio Financial Corporation

Nonaccrual loans include substantially all impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

    Certain directors and executive officers and their related interests were loan customers of the Corporation. A summary of activity on related party loans is as follows:
----------------------------------------
                                  2000
                               ---------
  Beginning balance            $   1,494
    New loans                      2,865
  Repayments                        (962)
                               ---------
  Ending balance               $   3,397
                               =========
----------------------------------------
Other changes represent loans reportable at the end of one period that are excludable from the other period due to changes in borrowers and other circumstances.

5.  PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:
----------------------------------------------------------
                                         2000       1999
                                         ----       ----
  Land                                $    976   $     815
  Buildings and improvements             3,118       3,102
  Furniture, fixtures and equipment      3,386       2,648
  Construction in progress                 631           -
                                      --------   ---------
                                         8,111       6,565
  Accumulated depreciation              (3,545)     (3,090)
                                      --------   ---------
                                      $  4,566   $   3,475
                                      ========   =========
----------------------------------------------------------
Depreciation expense was $558,000, $313,000, and $346,000 for 2000, 1999, and
1998.
    Certain facilities and equipment are leased under various noncancelable operating leases, which expire at various dates through 2004. Rental expense on lease commitments amounted to $197 and $165 in 2000 and 1999. Future minimum lease payments on lease obligations are as follows:
---------------------------------------
  2001                         $     38
  2002                               18
  2003                               18
  2004                               18
                               --------
                               $     92
                               ========
---------------------------------------
6.  DEPOSITS

Year-end deposits were as follows:
-----------------------------------------------------------------
                                               2000        1999
                                            ---------   ---------

 Checking - noninterest-bearing             $   8,112   $   5,578
 Checking - interest-bearing                   10,839       7,951
 Money market accounts                         44,859      49,149
 Passbook and savings accounts                 10,994      12,065
 Certificates of deposit:
   In denominations
     under $100,000                           112,882     115,325
   In denominations of
     $100,000 or more                          20,646      12,263
                                            ---------   ---------
                                            $ 208,332   $ 202,331
                                            =========   =========
-----------------------------------------------------------------
At year-end 2000, scheduled maturities of certificates of deposit were as follows:
-----------------------------------------------------------------------
   2001                       $  74,695
   2002                          41,910
   2003                          11,098
   2004                           2,114
   2005                           2,919
   Thereafter                       792
                              ---------
                               $133,528
                              =========
------------------------------------------------------------------------
7.  BORROWED FUNDS

Borrowed funds at year-end 2000 and 1999 consisted of advances from the Federal Home Loan Bank of Cincinnati ("FHLB") and were as follows:
--------------------------------------------------------

                      2000              1999
              ------------------  -----------------
    FHLB                Weighted            Weighted
  advances              Average             Average
 maturing in:  Balance   Rate      Balance    Rate
              --------   ----      -------   ----
    2000      $      -   -         $11,400   5.94%
    2001        26,281   6.51%       5,340   5.51
    2002         6,387   6.50          700   6.81
    2003         3,816   6.41          222   5.89
    2004         5,330   6.67        5,158   6.56
    2005           405   6.97          113   7.02
    2008        46,006   4.98       50,000   5.09
    2009         9,000   6.42            -   -
    2010         3,000   6.60        9,000   5.72
    2019             -   -             250   3.50
              --------   ----      -------   ----
    Total     $100,225   5.82%     $82,183   5.41%
              ========   ====      =======   ====
--------------------------------------------------
2000 Annual Report to Shareholders                                            27

Average balances of borrowings outstanding during 2000 and 1999 were $91,189 and $76,449. Advances under the borrowing agreements are collateralized by a blanket pledge of the Corporation's residential mortgage loan portfolio and FHLB stock. Mortgage loans and all shares of FHLB stock owned by the Bank totaling $125,281 and $8,014 at December 31, 2000, and $123,275 and $7,451 at December 31, 1999
were pledged as collateral for the FHLB advances. Advances of $45.0, $4.0 and $3.0 million maturing in 2008, 2009, and 2010 are fixed rate advances convertible to quarterly adjustable at the option of the FHLB after certain preestablished dates. Advances of $23.0, $4.0, and $25.0 million are convertible in 2001, 2002, and 2003 respectively.

8.  EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN: The Corporation offers an ESOP for the benefit of all salaried employees who meet age and service requirements. The ESOP borrowed funds from the Corporation with which to acquire common shares of the Corporation. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Corporation's discretionary contributions to the ESOP and earnings on ESOP assets. The shares are being allocated to eligible employees' accounts over a ten year period which started in 1994. Expense for shares committed to be allocated during 2000, 1999 and 1998 was $235, $321 and $358.

    The ESOP shares at year-end 2000 and 1999 were as follows:
--------------------------------------------------
                                   2000      1999
                                 -------   -------
 Allocated shares                 81,829    66,951
 Shares committed to be
   released for allocation        14,878    14,878
 Unreleased shares                52,074    66,952
                                 -------   -------
     Total ESOP shares           148,781   148,781
                                 =======   =======

 Fair value of unreleased shares $   895   $ 1,105
                                 =======   =======
--------------------------------------------------
MANAGEMENT RECOGNITION PLAN: The Corporation maintains an MRP for the benefit of directors and certain key employees of the Corporation. The MRP is used to provide such individuals ownership interest in the Corporation in a manner designed to compensate such directors and key employees for services to the Corporation. As of December 31, 2000, 64,770 shares of the initial 105,800 shares reserved for grants have been awarded. One-fifth of such shares will be earned and nonforfeitable on each of the first five anniversaries of the dates of the awards. Grantees have all the benefits of shareholders, including the right to receive dividends, except for certain restrictions on the transferability of the shares. Compensation expense, which is based upon the cost of the shares, was $98, $159 and $172 for 2000, 1999 and 1998.

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

401(k) PROFIT SHARING PLAN: The Corporation offers a 401(k) profit sharing plan covering substantially all employees. The annual expense of the plan is based on a partial matching of voluntary employee contributions of up to 6% of individual compensation. The matching percentage was 50% for 2000, 1999 and 1998. Employee contributions are vested at all times and the Corporation's matching contributions become fully vested after an individual has completed 5 years of service. The cash contribution expense included in salaries and employee benefits was $51, $46 and $45 for 2000, 1999 and 1998.

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

28                                            Western Ohio Financial Corporation

    The following is a summary of activity in the stock option and incentive plan:

                                 Stock Options
                      -------------------------------------
                                                 Weighted-
                       Options                    Average
                      Available      Options      Exercise
                      for Grant    Outstanding     Price
                      ---------    -----------   ----------
January 1, 1998          6,229       190,370       18.17

  Plan adopted         235,224             -           -
  Granted              (32,936)       32,936       23.00
  Forfeited              1,690        (1,690)      15.23
  Exercised                  -       (19,882)      18.39
                       -------       -------
December 31, 1998      210,207       201,734       19.22

  Granted               (6,000)        6,000       21.89
  Forfeited              4,630        (4,630)      17.50
  Exercised                  -        (9,063)      13.77
                       -------       -------
December 31, 1999      208,837       194,041      $19.60

  Granted              (52,605)       52,605       14.75
  Forfeited              5,300        (5,300)      18.75
  Exercised                  -             -
                       -------       -------
December 31, 2000      161,532       241,346      $18.56
                       =======       =======

The following table summarizes information about stock options outstanding at year-end 2000:

           Weighted Average
 Exercise      Remaining       Number
  Price     Contractual Life Outstanding   Exercisable
 --------  ----------------- -----------   -----------
 $ 11.47        6.29 years      7,151        7,151
   14.75        9.43           52,605       52,605
   17.50        4.08           76,282       76,282
   18.50        4.38           23,172       23,172
   19.75        4.39            5,000        5,000
   20.50        4.55            5,000        5,000
   21.75        6.37            1,000          600
   22.00        6.48           25,000       15,000
   22.13        8.13            4,000        4,000
   22.19        8.15              500          500
   22.50        8.32            1,000        1,000
   23.00        7.86           32,636       32,636
   26.63        6.81            8,000        4,800
                              -------      -------
                              241,346      227,746
                              =======      =======

No stock appreciation rights or restricted stock awards have been granted.
    The fair value of options granted in 2000 was estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 6.35%, expected life of 5 years, expected volatility of stock price of 22.82% and expected dividend rate of 6.78%. Based on these assumptions, the estimated fair value of options granted in 2000 was $2.03 per option.
    The fair value of options granted in 1999 was estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 5.10%, expected life of 5 years, expected volatility of stock price of 13.32% and expected dividend rate of 4.60%. Based on these assumptions, the estimated fair value of options granted in 1999 was $2.22 per option.
    The fair value of options granted in 1998 was estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 4.81%, expected life of 5 years, expected volatility of stock price of 18.48% and expected dividend rate of 4.44%. Based on these assumptions, the estimated fair value of options granted in 1998 was $3.16 per option.
    SFAS No. 123, "Accounting for Stock Based Compensation," requires pro forma disclosures for companies not adopting its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share for 2000, 1999 and 1998 had the Standard's fair value method been used to measure compensation cost for stock option plans. No compensation expense related to stock options was actually recognized.

                         2000      1999       1998
                         ----      ----       ----
 Net income:
   As reported         $ 1,851    $1,683     $1,295
   Pro forma             1,612     1,534      1,051

 Earnings per share:
   As reported
     Basic             $ 1.01     $  .86     $  .60
     Diluted             1.01        .85        .58
   Pro forma

     Basic             $  .88     $  .78     $  .48
     Diluted              .88        .77        .47


2000 Annual Report to Shareholders                                            29

9.  COMMITMENTS, OFF-BALANCE SHEET RISK
    AND CONTINGENCIES

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection are issued to meet customer financing needs. These are arrangements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit losses exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

At year-end 2000 and 1999, the Corporation had commitments to originate loans and amounts available on approved lines of credit as follows:

                                FIXED    VARIABLE
                                RATE       RATE        TOTAL
                                ----       ----        -----

 2000
 First mortgage loans          $   256   $     -      $   256
 Consumer and other loans            -       314          314
 Commercial loans                    -         -            -
 Home equity lines of credit         -     9,849        9,849
 Commercial lines of credit                4,058        4,058
 Stand-by letters of credit          -        48           48
                               -------   -------      -------
                               $   256   $14,269      $14,525
                               =======   =======      =======

 1999
 First mortgage loans          $   488   $ 1,619      $ 2,107
 Consumer and other loans            -     1,903        1,903
 Commercial loans                    -         -            -
 Home equity lines of credit         -     9,267        9,267
 Commercial lines of credit                1,716        1,716
 Stand-by letters of credit          -         -            -
                               -------   -------      -------
                               $   488   $14,505      $14,993
                               =======   =======      =======

The interest rates on fixed-rate loan commitments ranged from 7.13% to 8.13% at year-end 2000 and 7.63% to 8.25% at year-end 1999.

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



30                                            Western Ohio Financial Corporation

10.  DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at year-end were as follows:


                                              2000                           1999
                                    ------------------------      ------------------------
                                     Carrying         Fair        Carrying         Fair
                                      Amount          Value        Amount          Value
                                    ---------      ---------      ---------      ---------
 Financial assets:
  Cash and cash equivalents         $   4,805      $   4,805      $   9,614      $   9,614
  Securities available for sale        48,653         48,653         50,366         50,366
  FHLB stock                            8,014          8,014          7,451          7,451
  Loans, net                          283,604        284,388        254,654        247,421
  Loans held for sale                       -              -            217            217
  Accrued interest receivable           2,045          2,045          1,806          1,806

Financial liabilities:
  Deposits                           (208,332)      (209,280)      (202,331)      (201,617)
  Borrowed funds                     (100,225)       (99,748)       (82,183)       (79,655)
  Advance payments by borrowers
   for taxes and insurance               (570)          (570)          (864)          (864)
  Accrued interest payable             (1,087)        (1,087)          (717)          (717)

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



2000 Annual Report to Shareholders                                            31

11. INCOME TAXES

Income tax expense consisted of the following:

                       2000        1999       1998
                      -------    -------     ------
 Current              $   521    $   646     $2,935
 Deferred                 568        342        (71)
                      -------    -------     ------
                      $ 1,089    $   988     $2,864
                      =======    =======     ======

The sources of year-end gross deferred income tax assets and liabilities were as follows:

                                      2000         1999
                                      ----         ----
 Deferred tax assets
   Deferred compensation and
    management recognition plan     $    89      $    88
  Allowance for loan losses             513          875
  Unrealized loss on securities
    available for sale                  381        1,111
  Other                                   5           21
                                    -------      -------
                                        988        2,095
Deferred tax liabilities
  FHLB stock dividends                1,115          924
                                    -------      -------
                                    $  (127)       1,171
                                    =======      =======

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

                                      2000        1999        1998
                                      ----        ----        ----
 Income tax computed at
  the statutory tax rate            $ 1,000      $  908      $1,414
Tax effect of:
    Intangible assets                     -           9       1,372
    Other                                89          71          78
                                    -------      ------      ------
                                     $1,089      $  988      $2,864
                                    =======      ======      ======

  Effective tax rate                   37.0%       37.0%       68.9%
                                       ====        ====        ====

Retained earnings at December 31, 2000 and 1999, include $8,709 for which no provision for federal income taxes has been made. This amount represents the qualifying and nonqualifying tax bad debt reserve as of December 31, 1987 which is the Corporation's base year for purposes of calculating the bad debt deduction for tax purposes. The related amount of unrecognized deferred tax liability was $2,961 at December 31, 2000 and 1999. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

12. REGULATORY CAPITAL REQUIREMENTS

Banks are subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators. Failure to meet capital requirements can initiate regulatory action.
    Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. At year-end 2000 and 1999, management believes Cornerstone is in compliance with all regulatory capital requirements. Cornerstone is considered well capitalized under the Federal Deposit Insurance Act at year-end 2000 and 1999. Management is not aware of any matters subsequent to December 31, 2000 that would cause Cornerstone's capital category to change.
    The following is a reconciliation of capital under generally accepted accounting principles, as shown on the accompanying consolidated balance sheets, to the Bank's regulatory capital at year-end 2000 and 1999:

                                         2000          1999
                                         ----          ----

Total shareholders' equity
  per financial statements             $ 41,810      $ 42,989
Nonallowable items:
  Parent company equity                  (3,453)       (5,105)
  Unrealized loss on
   securities available for sale            740         2,157
                                       --------      --------
Tier 1 (core) and tangible capital       39,097        40,041
Additional capital items:
  General valuation

   allowances (limited)                   1,424         1,394
                                       --------      --------
Total risk-based capital               $ 40,521      $ 41,435
                                       ========      ========



32                                            Western Ohio Financial Corporation

At year-end 2000 and 1999, Cornerstone's actual capital levels and minimum required levels were as follows:


                                                                                 Minimum             Minimum Required
                                                                                 Required        to be Well Capitalized
                                                                               for Capital             Under Prompt
                                                           Actual            Adequacy Purposes     Action Regulations
                                                     -------------------    -------------------   ----------------------
                                                     Amount       Ratio     Amount        Ratio    Amount        Ratio
                                                     ------       ------    ------        -----   -------      ---------
2000
Total capital (to risk-weighted assets)              $40,521       17.2%    $18,903        8.0%    $23,629        10.0%
Tier 1 (core) capital (to risk-weighted assets)       39,097       16.6       9,452        4.0      14,177         6.0
Tier 1 (core) capital (to adjusted total assets)      39,097       11.1      14,150        4.0      17,687         5.0
Tangible capital (to adjusted total assets)           39,097       11.1       5,306        1.5         N/A

1999
Total capital (to risk-weighted assets)              $41,435       19.8%    $16,735        8.0%    $20,918        10.0%
Tier 1 (core) capital (to risk-weighted assets)       40,041       19.1       8,367        4.0      12,551         6.0
Tier 1 (core) capital (to adjusted total assets)      40,041       12.1      13,258        4.0      16,572         5.0
Tangible capital (to adjusted total assets)           40,041       12.1       4,972        1.5         N/A

Banking regulations limit capital distributions by banks. Generally, capital distributions are limited to the current year to date undistributed net income and prior two years' undistributed net income, as long as the institution remains well capitalized after the proposed distribution.
    Cornerstone may make a capital distribution without the approval of the OTS provided it notifies the OTS 30 days before it declares the capital distribution and it meets the following requirements: (i) has a regulatory rating in one of the two top examination categories, (ii) is not of supervisory concern, and will remain adequately- or well-capitalized, as defined in the OTS prompt corrective action regulations, following the proposed distribution, and (iii) the distribution does not exceed its net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid). Currently, Cornerstone does not meet requirement (iii) above and consequently, must obtain prior approval of the OTS before declaring any proposed distributions.




2000 Annual Report to Shareholders                                            33

13.  PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENT

Condensed financial information of Western Ohio Financial Corporation is as follows:

CONDENSED BALANCE SHEETS
December 31, 2000 and 1999

                                                     2000        1999
                                                   -------     -------
Assets
  Cash and cash equivalents                        $ 2,531     $ 4,059
  Investment in bank subsidiary                     38,357      37,884
  Intercompany receivables                           1,133       1,070
  Other assets                                          50         185
                                                   -------     -------
    Total assets                                   $42,071     $43,198
                                                   =======     =======

Liabilities and shareholders' equity
  Other liabilities                                $   261     $   209
  Shareholders' equity                              41,810      42,989
                                                   -------     -------
    Total liabilities and shareholders' equity     $42,071     $43,198
                                                   =======     =======

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2000, 1999 and 1998


                                                                      2000         1999         1998
                                                                    -------      -------      -------
Interest and dividend income
  Dividends from subsidiaries                                       $ 3,000      $ 3,000      $ 6,000
  Loan to ESOP                                                           72           90          128
  Other                                                                  48           47           53
                                                                    -------      -------      -------
    Total interest and dividend income                                3,120        3,137        6,181

Operating expenses                                                     (429)        (516)        (608)
                                                                    -------      -------      -------
Income before income taxes and distributions
 in excess of earnings of subsidiary                                  2,691        2,621        5,573

Income tax benefit                                                      105          129          145
                                                                    -------      -------      -------

Income before distributions in excess of earnings of subsidiary       2,796        2,750        5,718

Distributions in excess of earnings of subsidiary                      (945)      (1,067)      (4,423)
                                                                    -------      -------      -------

Net Income                                                          $ 1,851      $ 1,683      $ 1,295
                                                                    =======      =======      =======




34                                            Western Ohio Financial Corporation

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2000, 1999 and 1998


                                                            2000         1999         1998
                                                          -------      -------      -------
Cash flows from operating activities:
Net income                                                $ 1,851      $ 1,683      $ 1,295
  Adjustments to reconcile net income to cash
   provided by operations:
    Distributions in excess of earnings of subsidiary         945        1,067        4,423
    Compensation expense on ESOP and MRP shares               333          480          530
    Changes in:
     Other assets                                             134          116          (43)
     Other liabilities                                         52          (16)         101
                                                          -------      -------      -------
      Net cash from operating activities                    3,315        3,330        6,306

Cash flows from investing activities
  Change in intercompany advances                             (63)        (166)       4,960
                                                          -------      -------      -------
      Net cash from investing activities                      (63)        (166)       4,960

Cash flows from financing activities
  Cash dividends paid                                      (1,846)      (1,974)      (2,142)
  Proceeds from stock options exercised                         -           69          351
  Purchase of treasury stock                               (2,934)      (2,826)      (6,611)
                                                          -------      -------      -------
      Net cash from financing activities                   (4,780)      (4,731)      (8,402)
                                                          -------      -------      -------

Net change in cash and cash equivalents                    (1,528)      (1,567)       2,864

Cash and cash equivalents at beginning of year              4,059        5,626        2,762
                                                          -------      -------      -------

Cash and cash equivalents at end of year                  $ 2,531      $ 4,059      $ 5,626
                                                          =======      =======      =======


2000 Annual Report to Shareholders                                            35

14.  EARNINGS PER COMMON SHARE

The factors used in the earnings per share computation were as follows: (Amounts in thousands, except per share data)


                                                                   2000            1999             1998
                                                              -----------      -----------      -----------
Basic earnings per common share
    Net income                                                $     1,851      $     1,683      $     1,295
                                                              ===========      ===========      ===========

    Weighted average common shares outstanding                  1,897,851        2,052,433        2,277,305
    Less: Average unallocated ESOP shares                         (61,352)         (72,496)         (87,374)
    Less: Average nonvested MRP shares                             (6,004)         (13,072)         (16,791)
                                                              -----------      -----------      -----------
  Average shares                                                1,830,495        1,966,875        2,173,140
                                                              ===========      ===========      ===========

  Basic earnings per common share                             $      1.01      $      0.86      $      0.60
                                                              ===========      ===========      ===========

Diluted earnings per common share
    Net income                                                $     1,851      $     1,683      $     1,295
                                                              ===========      ===========      ===========

    Weighted average common shares outstanding for basic
      earnings per common share                                 1,830,495        1,966,875        2,173,140
    Add: Dilutive effects of stock options                          2,827           15,874           32,509
    Add: Dilutive effects of average nonvested MRP shares               -                -           13,263
                                                              -----------      -----------      -----------
  Average shares and dilutive potential common shares           1,833,322        1,982,749        2,218,912
                                                              ===========      ===========      ===========

  Diluted earnings per common share                           $      1.01      $      0.85      $      0.58
                                                              ===========      ===========      ===========

Stock options covering 181,590, 72,436 and 8,000 shares of common stock were not considered in computing diluted earnings per common share for 2000, 1999 and 1998, respectively. In addition, nonvested MRP awards for 5,035 and 7,820 shares of common stock were not considered in computing diluted earnings per common share for 2000 and 1999, as they were antidilutive.



36                                            Western Ohio Financial Corporation

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables summarize selected quarterly results of operations for 2000 and 1999.


                                               Three months ended
                                               ------------------
December 31, 2000                March 31     June 30   September 30   December 31
                                 --------     -------   ------------   -----------
                                        (In thousands except per share data)

Interest and dividend income     $ 5,986      $ 6,402      $ 6,552      $ 6,613
Interest expense                   3,564        3,887        4,136        4,143
                                 -------      -------      -------      -------
Net interest income                2,422        2,515        2,416        2,470
Provision for loan losses             84           84           84           97
                                 -------      -------      -------      -------
Net interest income after
 provision for loan losses         2,338        2,421        2,332        2,373
Non-interest income                  299          301          352          342
Non-interest expense              (2,006)      (1,980)      (1,924)      (1,918)
                                 -------      -------      -------      -------
Income before income tax             631          752          760          797
Income tax expense                   226          267          271          325
                                 -------      -------      -------      -------
Net income                       $   405      $   485      $   489      $   472
                                 =======      =======      =======      =======
Earnings per common share
 Basic                           $  0.22      $  0.26      $  0.27      $  0.26
                                 =======      =======      =======      =======
 Diluted                         $  0.22      $  0.26      $  0.27      $  0.26
                                 =======      =======      =======      =======

Dividends declared per share     $  0.25      $  0.25      $  0.25      $  0.25
                                 =======      =======      =======      =======


                                                Three months ended
                                                ------------------
December 31, 1999                March 31     June 30    September 30  December 31
                                 --------     -------    ------------  -----------
                                       (In thousands except per share data)

Interest and dividend income     $ 5,834      $ 5,821      $ 5,849      $ 5,911
Interest expense                   3,407        3,359        3,393        3,473
                                 -------      -------      -------      -------
Net interest income                2,427        2,462        2,456        2,438
Provision for loan losses             33           75           74           63
                                 -------      -------      -------      -------
Net interest income after
 provision for loan losses         2,394        2,387        2,382        2,375
Non-interest income                  374          321          274          291
Non-interest expense              (2,031)      (2,096)      (2,048)      (1,952)
                                 -------      -------      -------      -------
Income before income tax             737          612          608          714
Income tax expense                   286          212          229          261
                                 -------      -------      -------      -------
Net income                       $   451      $   400      $   379      $   453
                                 =======      =======      =======      =======

Earnings per common share
 Basic                           $  0.22      $  0.20      $  0.19      $  0.23
                                 =======      =======      =======      =======
 Diluted                         $  0.22      $  0.19      $  0.19      $  0.23
                                 =======      =======      =======      =======

Dividends declared per share     $  0.25      $  0.25      $  0.25      $  0.25
                                 =======      =======      =======      =======




2000 Annual Report to Shareholders                                            37

SHAREHOLDER
INFORMATION

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

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available without charge upon request to:

  Investor Relations
  Western Ohio Financial Corporation
  28 East Main Street
  P.O. Box 509
  Springfield, Ohio 45501-0509
  (937)325-9990

ANNUAL MEETING

The Annual Meeting of Shareholders of Western Ohio Financial Corporation will be held at 9:00 AM on Thursday, April 26, 2001, at the Springfield Inn, 100 South Fountain Avenue, Springfield, Ohio 45502.

TRANSFER AGENT

Computershare Trust Company, Inc. serves as the transfer agent for Western Ohio Financial Corporation's shares. Communications regarding change of address, transfer of shares, and lost certificates should be sent to:

   Computershare Trust Company, Inc.
   12039 W. Alameda Parkway, Suite Z-2
   Lakewood CO 80228

LEGAL COUNSEL

LOCAL COUNSEL
MARTIN BROWNE HULL & HARPER
1 South Limestone Street
Springfield, OH 45502

SPECIAL COUNSEL
SILVER, FREEDMAN & TAFF, L.L.P.
1100 New York Avenue N.W.
Washington D.C. 20005



38                                            Western Ohio Financial Corporation

MARKET MAKERS

ADVEST, INC.
One Commercial Plaza
280 Trumbull Street
Hartford, CT 06103
(203)525-1421

DAIN RAUSCHER
Suite 3000
500 West Madison Street
Chicago, IL 60604
(315)855-7600

EVEREN SECURITIES, INC.
77 West Wacker Drive
Chicago, IL 60601
(312)574-6000

FRIEDMAN BILLINGS RAMSEY & CO.
Potomac Tower
18th Floor
1001 19th Street North
Arlington, VA 22209
(703)312-9600

KEEFE, BRUYETTE & WOODS, INC.
2 World Trade Center
89th Floor
New York, NY 10048
(212)323-8300

MCDONALD INVESTMENTS, INC.
800 Superior Ave.
Cleveland, OH 44114-2603
(216) 443-2300

SANDLER O'NEILL & PARTNERS, L.P.
2 World Trade Center
104th Floor
New York, NY 10048
(212)466-7744


VISIT ANY OF OUR BRANCH OFFICE
LOCATIONS AND GET CONNECTED!


We invite you to call on the Cornerstone Bank office           [CORNERSTONE BANK
nearest you for your personal and business banking needs.       LOGO]
Stop by the office in your community to learn more, or call 1-800-600-1884.

MAIN SPRINGFIELD OFFICE - 937-325-4683
28 E Main Street
Springfield, OH 45502-1306

UPPER VALLEY OFFICE - 937-323-8381
1480 Upper Valley Pike
Springfield, OH 45504-4024

NEW CARLISLE OFFICE - 937-845-3256
210 N Main Street
New Carlisle, OH 45344-1837

BEAVERCREEK OFFICE - 937-427-6361
3216 Seajay Drive
Beavercreek, OH 45430-1355

YELLOW SPRINGS OFFICE - 937-767-2060
50 Kahoe Lane
Yellow Springs, OH 45387-1237

ENON OFFICE - 937-864-1928
7601 Dayton Road
Fairborn, OH 45324-1903

CENTERVILLE OFFICE - OPENING SOON!
6291 Wilmington Pike
Dayton, OH 45459-7108

COLUMBUS LOAN OFFICE - 614-985-3810


2000 Annual Report to Shareholders                                            39

[PICTURE OF BUILDING]

Enon Office

                         New Carlisle Office

                        [PICTURE OF BUILDING]

                                                        Yellow Springs Office

                                                        [PICTURE OF BUILDING]

Beavercreek Office

[PICTURE OF BUILDING]


                                             Western Ohio Financial Corporation
                                             28 East Main Street
                                             Springfield, OH 45502
                                             1-800-600-1884

                                             Member FDIC

     (C) Copyright 2001 Western Ohio Financial Corporation, All Rights Reserved.