Form 10-K405, Exhibit 13
period 2001-12-31
WESTERN OHIO FINANCIAL CORP
filed 2002-03-25
CIK 920769

                                                                      EXHIBIT 13




TABLE OF CONTENTS

Letter to Shareholders                                                         3

Market Price of Western Ohio Financial Corporation's
   Common Shares and Related Shareholder Matters                               6

Selected Consolidated Financial Information                                    7

Management's Discussion and Analysis of Financial
   Condition and Results of Operations                                         9

General                                                                        9
Forward-Looking Statements                                                    10
Analysis of Financial Condition                                               11
Comparison of Years Ended December 31, 2001 and December 31, 2000             12
Comparison of Years Ended December 31, 2000 and December 31, 1999             15
Average Balances, Interest Rates and Yields                                   18
Rate/Volume Analysis                                                          19
Asset/Liability Management and Market Risk                                    20
Liquidity and Capital Resources                                               22
Impact of Inflation and Changing Prices                                       24

Report of Independent Auditors                                                25

Consolidated Financial Statements                                             26
   Notes to Consolidated Financial Statements                                 32

Western Ohio Financial Corporation and Subsidiary Shareholder Information

Board of Directors and Officers

Market Makers

Dear Shareholders


None of us will forget the year 2001. In addition to the tragedy and aftermath of September 11, the year had more than its share of significant news and economic dynamics. Here, we would like to focus on how Western Ohio Financial Corporation and its sole subsidiary, Cornerstone Bank, dealt with these events and turned in a good performance and continued progress. While not quite up to our initial goals, we were successful in 2001, especially in light of national economic trends.

- Net income per share was up 6.9% over the year 2000 as a result of continued stock repurchases and improvements in overall net income.

- Business banking loans and services continued to grow, increasing the number of customer relationships within our market area.

- We extended our network of branch offices in October with the very successful opening of our new full-service banking office in Centerville, Ohio.

- Mortgage loan volume climbed to an unprecedented level, driven largely by mortgage refinancing stimulated by very low interest rates.

By meeting a number of challenges and managing our balance sheet, we were able to achieve a reasonably good overall financial performance in 2001, considering the "uncontrollables" that came into the picture.

The major example of these uncontrollables was the record eleven consecutive rate reductions by the Federal Reserve in 2001. These reductions came at such a pace, we were repricing our earning assets faster than deposits and borrowings could be repriced. This compressed our interest margin. Of course, many other financial institutions were similarly affected. It appears unlikely that we will see such significant rate reductions by the Federal Reserve in the near term.

On the upside, the widely publicized rate reductions led to a sharp increase in mortgage loan volume. This provided opportunities to establish many new banking relationships and sell even more bank services and products to new customers. Our mortgage lending team originated a record of $52,000,000 in loans in 2001. The business of originating, processing, underwriting and closing loans went forward smoothly even in peak periods. As a result, Cornerstone ranked near the top in Clark County in terms of loans closed in 2001, in direct competition with large national lenders.

In addition to mortgage business growth, we had a record improvement in non-interest income aided by managed gains on the sale of residential mortgage loans. Our income from deposit service charges increased substantially as well.

Cornerstone Bank is focused on developing better service and selling skills in all our offices to stimulate new opportunities and help motivate us as a team. We're seeing positive results from our recent programs to train and motivate staff members to recognize and pursue opportunities to increase customer relationships.

We strongly believe the quality and integrity of our service is the main way to differentiate Cornerstone Bank from its competition. What's more, our customers reflect that same belief in their comments to us. Many have said larger banks may offer more products, but don't always provide friendly, reliable service on a consistent long-term basis.

To highlight our corporate-wide emphasis on customer relationships, Cornerstone Bank adopted a new marketing theme last summer and introduced it with the opening of the new Centerville branch. We chose two simple words, "Let's Connect" as a reminder and a promise to our customers that by working together we'll solve more problems and make the most of our opportunities to provide 'personal-service' banking.

Even before we introduced "Let's Connect" to customers and prospects, we applied it to ourselves. It helped us focus on working together by sharing ideas and getting constructive feedback to arrive at better and often more creative solutions.

A recent survey of our customers shows our efforts have been paying off. Three years ago, 91% of our customers surveyed would recommend our bank to a friend. In this most recent survey, 96% of our customers say they would recommend us to a friend. Of all those who responded, 86% say our service is above average-to-excellent.

Since one of our primary goals is to make our bank a place where people enjoy their jobs, we also recently surveyed our employees. We asked what they most liked about working for Cornerstone Bank. The survey indicates employees like their working environment most of all. That may explain why so many new customers tell us they notice an atmosphere of friendliness and helpful attitudes at Cornerstone, something they're not used to at many other banks. We are challenged to maintain these feelings through excellent service.

The positive attitude of our employees also shows in their active role in community and charitable activities. For example, the 9/11 attack sparked a vigorous fundraising effort by our employees, on a purely voluntary basis, to help victims' families through the American Red Cross. Management had not told or asked our people to do it, they just did it. The amount our employees raised was then matched by the Company. Also during the past year, our employees were very active in the Relay for Life Campaign sponsored by the American Cancer Society of Greater Springfield. We broke a fundraising record in that effort. We also conducted successful fundraising for the United Way and other local causes and charities.

While management encourages community involvement, such efforts could only be carried out successfully by people who first care about and respect themselves, and who are thus able to care about their fellow workers and society in general. This spirit of respect and caring for others helps contribute to a healthy and effective working environment.

We have found as new technology becomes more affordable it puts us in a better position to compete. For example, since introducing internet banking in late October, we have gained hundreds of internet banking customers, many of whom also use our convenient bill-pay service. Internet banking takes "Let's Connect" to a new level. Customers can now access their account information and easily pay bills 24 hours a day, seven days a week from the comfort of their own home or office.

Better technology also means better customer service and two-way communication between the teller counter and any department of the bank or any other branch office. Business that formerly required days to process can now be done in minutes. A credit decision on a mortgage loan application, for example, can be completed in 20 minutes. We like that and so do our customers.

As we move into another year of improvement and growth, we sincerely appreciate the support we continue to receive from our shareholders, the Board of Directors, and our valued customers and staff.

John W. Raisbeck
President and Chief Executive Officer

David L. Dillahunt
Chairman of the Board

MARKET PRICE OF WESTERN OHIO FINANCIAL CORPORATION'S
COMMON SHARES AND RELATED SHAREHOLDER MATTERS

There were 1,755,501 common shares of WOFC outstanding, excluding unearned employee benefit plan shares, on December 31, 2001, held of record by approximately 605 registered shareholders and 1,225 beneficial holders behind brokers, banks, and depositories. Price information with respect to WOFC's common shares is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System. The Wall Street Journal publishes daily trading information for our stock under the abbreviation "WstnOH Fnl" in the National Market Listing.

                                         Fiscal Year 2001                                   Fiscal Year 2000
                                Low            High         Dividend               Low            High         Dividend
                                ---            ----         --------               ---            ----         --------
First quarter                  $17.25         $18.75          $.25                $14.25         $17.19          $.25
Second quarter                  17.50          18.69           .25                 13.75          15.50           .25
Third quarter                   17.78          18.65           .25                 14.63          17.00           .25
Fourth quarter                  17.25          19.45           .25                 14.63          17.25           .25


The Company has repurchased shares and intends to continue to repurchase shares in order to enhance shareholder value. During 2001, the Company repurchased 64,600 shares and 180,000 in 2000. The Company is no longer subject to quantitative regulatory limitations imposed by the Office of Thrift Supervision ("OTS") on stock repurchases and intends to continue repurchases of stock when the Board of Directors considers it to be in the best interest of the Company's shareholders.

There were no sales of unregistered securities during 2001.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                            December 31,
                                      --------------------------------------------------------
                                        2001        2000        1999        1998        1997
                                        ----        ----        ----        ----        ----
                                                           (In Thousands)
Selected Financial Condition Data:

Total assets                          $341,711    $352,562    $329,685    $327,728    $371,988
Loans and loans held for sale, net     269,300     283,604     254,871     234,812     277,731
Cash and cash equivalents               16,915       4,805       9,614      13,854      31,239
Mortgage-backed securities              36,006      39,219      41,591      50,044      22,433
Securities                               3,642       9,434       8,775      15,402      22,455
Deposits                               220,287     208,332     202,331     192,966     246,909
Borrowed funds                          76,655     100,225      82,183      85,252      68,339
Total stockholders' equity              41,945      41,810      42,989      47,594      54,600



                                                                December 31,
                                         ---------------------------------------------------------
                                           2001        2000        1999        1998         1997
                                           ----        ----        ----        ----         ----
                                                               (In Thousands)
Selected Operations Data:

Total interest income                    $ 24,718    $ 25,624    $ 23,415    $ 25,856     $ 29,039
Total interest expense                     15,199      15,730      13,632      15,992       17,934
                                         --------    --------    --------    --------     --------
Net interest income                         9,519       9,894       9,783       9,864       11,105
Provision  for loan losses                    358         349         246        (363)       2,285
                                         --------    --------    --------    --------     --------
Net interest income after pro-
      vision for loan losses                9,161       9,545       9,537      10,227        8,820

Non-interest income:
      Loan fees and deposit service
            charges                         1,603       1,182       1,085       1,005          650
      Gain on sales of loans
            and securities                    314          75         111         652          311
      Gain on sale of branches                 --          --          --       2,054           --
      Other non-interest income                22          37          65         (22)          31
                                         --------    --------    --------    --------     --------
Total non-interest income                   1,939       1,294       1,261       3,689          992
Total non-interest expense                  8,216       7,899       8,127       9,757        9,471
                                         --------    --------    --------    --------     --------
Income before income taxes and
      cumulative effect of accounting
      changes                               2,884       2,940       2,671       4,159          341
Income tax expense                          1,009       1,089         988       2,864          158
                                         --------    --------    --------    --------     --------
Net income                               $  1,875    $  1,851    $  1,683    $  1,295     $    183
                                         ========    ========    ========    ========     ========

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                              December 31,
                                                      -------------------------------------------------------------
                                                        2001           2000         1999         1998         1997
                                                        ----           ----         ----         ----         ----
Selected Financial Ratios and Other Data:

Performance Ratios:
    Return on assets (ratio of net income to
       average total assets)                              0.54%        0.54%        0.52%        0.36%        0.05%
    Interest rate spread information:
       Average during year                                2.30         2.44         2.57         2.40         2.42
       End of year                                        2.20         2.65         2.37         2.55         2.31
    Net interest margin                                   2.83         2.99         3.13         2.91         2.95
    Ratio of operating expense to
       average total assets                               2.37         2.32         2.51         2.69         2.39
    Return on equity  (ratio of net
       income to average equity)                          4.43         4.50         3.75         2.42         0.34

Quality Ratios:
    Non-performing assets to total assets at end
       of year                                            0.82         1.02         0.83         1.39         0.54
    Allowance for loan losses to non-performing
       loans                                             60.15        46.24       100.94        70.47       196.59
    Allowance for loan losses to total loans, net         0.63         0.58         1.09         1.39         1.41
    Allowance for loan losses to classified assets       51.04        42.30        75.14        68.89       130.08

Capital Ratios:
    Total equity to total assets at end of
       year                                              12.27        11.86        13.04        14.52        14.67
    Average equity  to average assets                    12.21        12.09        13.87        14.80        13.44
    Ratio of average interest-earning assets to
       average interest-bearing liabilities               1.12x        1.12x        1.13x        1.11x        1.11x

Per Share Data:
    Earnings per share-Basic                          $   1.08         1.01         0.86         0.60         0.08
    Earnings per share-Diluted                            1.08         1.01         0.85         0.58         0.08
    Dividend payout ratio                                 0.93x        0.99x        1.18x        1.67x       12.50x
    Book value per share                              $  23.89        23.15        21.82        23.45        22.91

Number of full service offices                               7            6            6            6           10

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

As a unitary savings and loan association holding company, Western Ohio Financial Corporation ("the Company" or "WOFC"), holds Cornerstone Bank ("Cornerstone"), whose principal business has traditionally consisted of attracting deposits from the general public, and making loans secured by residential real estate. Cornerstone's profitability and consequently the Company's profitability is primarily dependent upon its net interest income, which is the difference between interest income on its loan and investment portfolio and interest paid on deposits and other borrowed funds. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. Cornerstone's profitability is also affected by the provision for loan losses and the level of non-interest income and expense. Non-interest income consists primarily of service charges and other fees, gains (losses) on sales of securities and other assets and income from real estate operations. Non-interest expense includes salaries and employee benefits, real estate operations, occupancy of premises, federal deposit insurance premiums, franchise taxes, data processing expenses and other operating expenses. In October 1997, the Company formed another subsidiary, CornerstoneBanc Financial Services, Incorporated (formerly West Central Mortgage Services, Incorporated), ("CFSI"). The primary business of CFSI is to hold 1-4 family mortgage loans from outside the Company's primary market area.

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

The Company's primary market area consists of Clark, Greene and portions of Montgomery counties. Located in west-central Ohio, Clark and Greene counties economic environment consists of a traditional industrial base supplemented by the service and support industries, and its close proximity to a major U.S. military installation, Wright Patterson Air Force Base. Since September 11, 2001, the Air Force Base has increased some of its military operations and this could increase the economic environment in Clark and Greene counties. Navistar Truck Manufacturer is the largest industrial employer in Clark county. Its Clark county operations have provided stable employment for the area over the last several decades. However, in the past couple of years, the company has shifted its operations to smaller truck production. This has led to several layoffs and could possibly affect the Company's market area. The Community Hospital, Clark State Community College and Wittenberg University are also major employers in the area. In 2000, Clark county had an unemployment rate of 4.6% as compared to the State of Ohio at 3.7%. The unemployment rate in Clark county increased to 5.6% in 2001 as compared with 4.5% for the State of Ohio. For the year ended 2001, Greene county had an unemployment rate of 3.6%, up from 3.2% in 2000. In addition, Montgomery county had an unemployment rate of 4.4% in 2001 compared to 3.5% in the year 2000.

According to the 2000 U.S. Census, Clark county had a population of approximately 144,742, Greene county 147,886 and Montgomery county 559,062. In comparison to the 1990 U.S. Census, Clark county decreased 1.9%, Greene county increased 8.2% and Montgomery county decreased 2.6%.

The Company offers a range of customer services and products, including deposit accounts and loans. These loans are primarily one-to-four family mortgage loans, multi-family and commercial real estate loans, home equity lines of credit and commercial loans. Smaller portions of the Company's loans receivable consist of construction and consumer loans.

Management and the Board of Directors of the Company have sought to enhance shareholder value by using excess capital to repurchase outstanding shares when business and market conditions warrant. As a practical manner, however, the Company's ability to repurchase shares will be limited by its earnings and profits and pre-1988 bad debt tax reserves included in Cornerstone's retained earnings.

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

ANALYSIS OF FINANCIAL CONDITION

Total assets of the Company decreased $10.9 million from $352.6 million in 2000 to $341.7 million in 2001. This decrease was reflective of decreases in loans receivable and securities and partially offset by an increase in cash and cash equivalents. Cash and cash equivalents increased $12.1 million from $4.8 million at December 31, 2000 to $16.9 million at December 31, 2001. Securities decreased $9.1 million from $48.7 million at December 31, 2000, to $39.6 million at December 31, 2001. The primary reasons for the increase in cash and cash equivalents was the repayment of loans and and the reduction in securities available for sale.

Net loans receivable decreased from $283.6 million at December 31, 2000, to $269.3 million at December 31, 2001, a decrease of $14.3 million, or 5.0%. The decrease was primarily the result of selling $11.1 million of new mortgage loan originations and amortization and payoffs exceeding new volume. Traditional one-to-four family residential mortgage loans decreased $23.2 million from $178.1 million at December 31, 2000 to $154.9 at December 31, 2001. For the year, this decrease was partially offset by commercial loans increasing $10.3 million from $14.1 million at December 31, 2000 to $24.4 million at December 31, 2001. These increases were the result of Cornerstone's effort to diversify its portfolio into more commercial type loans in order to increase loan interest income and limit the duration of its typical one-to-four family mortgages.

Securities available for sale decreased $9.1 million from $48.7 million at December 31, 2000 to $39.6 million at December 31, 2001. The decrease was due to prepayments on mortgage-backed securities and the sale of a long-term callable agency security. Funds from loans and securities were primarily used to reduce Federal Home Loan Bank of Cincinnati("FHLB")borrowings by $23.5 million.

Liabilities decreased from $310.8 million at December 31, 2000, to $299.8 million at December 31, 2001, a decrease of $11.0 million, or 3.5%. The primary reason for the decrease in total liabilities was a decrease in advances from the FHLB. Advances decreased $23.5 million, or 23.5%, to $76.7 million at December 31, 2001 from $100.2 million at December 31, 2000. The FHLB advances are secured by a blanket pledge of mortgages to the FHLB and are not tied to specific securities or mortgages. Under the blanket pledge, the Company had approximately $58 million in additional borrowing capacity with the FHLB at December 31, 2001.

Deposits increased $12.0 million from $208.3 million as of December 31, 2000 to $220.3 million as of December 31, 2001. The increase occurred primarily in money market accounts, which increased $12.6 million from $44.9 million at December 31, 2000 to $57.5 million at December 31, 2001. With the decrease in rates during the year, depositors were attracted to the money market short-term competitive rate. Certificates of deposits decreased $3.9 million from $133.5 million at December 31, 2000 to $129.6 million at December 31, 2001.

Total shareholders' equity increased $135,000 from $41.8 million at December 31, 2000 to $41.9 million at December 31, 2001. This slight increase was due to an increase in accumulated other comprehensive income and retained earnings, offset by the Company repurchase of 64,600 common shares for approximately $1.2 million.

COMPARISON OF RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

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

GENERAL. Net income for the year ended December 31, 2001, was $1.9 million, an increase of $24,000 compared to the year ended December 31, 2000. The increase was primarily the result of an increase in non-interest income in 2001 of $645,000, offset in part by a decrease in net interest income after provision for loan losses and higher total noninterest expense. In this respect, net interest income was down $375,000 and noninterest expenses were up $317,000 in 2001. The returns on average assets and average shareholders' equity in 2001 were 0.54% and 4.43%, respectively, compared to 0.54% and 4.50% in 2000. Basic earnings per share increased $.07 per share from $1.01 per share for 2000 to $1.08 per share for 2001. The seven percent increase in basic earnings per share was attributable to the Company's repurchase of 64,600 shares in 2001 and 180,000 shares in 2000.

Net interest income is the largest component of the Company's income and is affected by the interest rate environment and volume and composition of interest-earning assets and interest-bearing liabilities. Net interest income decreased $375,000 from $9,894,000 to $9,519,000, or 3.8%, primarily due to lower interest rates on loans and securities and partially offset by lower rates on interest-bearing liabilities and somewhat higher average outstanding loan balances. The general decrease in market rates on loans during the year 2001 negatively impacted the Company's net interest margin which decreased 16 basis points from 2.99% in 2000 to 2.83% in 2001.

The provision for loan losses for the year ended December 31, 2001, was $358,000, an increase of $9,000 compared to $349,000 for the year ended December 31, 2000. Non-interest income increased $645,000 to $1,939,000 primarily due to an increase in deposit fees, service charges, and gains on loan sales. Non-interest expense increased $317,000, from $7.9 million at December 31, 2000, to $8.2 million at December 31, 2001, primarily the result of increases in salaries, benefits and occupancy expenses due to the opening of a new full service branch office located in Centerville, Ohio in the fourth quarter of 2001. Income taxes decreased $80,000 from $1.1 million at December 31, 2000, to $1.0 million at December 31, 2001, as a result of lower tax expense associated with the employee stock option plan.

INTEREST INCOME. Total interest income decreased $906,000, or 3.5% for the year ended December 31, 2001, compared to the prior year. This decrease is due primarily to lower interest rates on loans and securities. Total gross loans decreased 5.3% with the decrease primarily in one-to-four family real estate loans. With the overall decrease in rates during the year, new loans were added with lower rates during 2001 compared to new loans added during 2000. Interest from securities and other sources fell by $603,000 primarily due to lower rates on securities and overnight investments and a decrease in average securities outstanding during the year of approximately $6.0 million.

INTEREST EXPENSE. Total interest expense decreased $531,000 or 3.4% for the year ended December 31, 2001, compared to the prior year. The decrease was due primarily to lower market interest rates and decreased FHLB borrowings. These advances decreased $23.5 million during 2001 lowering the interest on borrowings $305,000 or 5.8% compared to the prior year. Overall, interest on deposits decreased $226,000 or 2.2% for the year ended December 31, 2001, compared to the prior year due to lower rates on all deposit accounts.

PROVISION FOR LOAN LOSSES. The provision for loan losses for the year ended December 31, 2001, was $358,000, an increase of $9,000 compared to $349,000 for the year ended December 31, 2000. The Company maintains an allowance for loan losses in an amount, which, in management's judgement, is adequate to absorb probable losses in the loan portfolio. While management utilizes its best judgement and information available, ultimate adequacy of the allowance is dependent on a variety of factors, including performance of the Company's loan portfolio, the economy, changes in real estate values and interest rates and the view of the regulatory authorities toward loan classifications. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level considered adequate to absorb probable incurred losses in the loan portfolio. The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, changes in size and composition of the loan portfolio and specific borrower considerations, including ability of the borrower to repay the loan and the estimated value of the underlying collateral. Management believes that the total allowance of $1.7 million on total loans of $271 million at December 31, 2001, is adequate given the collateral supporting non-performing loans, area economic conditions, the level of impaired and non-performing loans, and the composition of the loan portfolio.

Loan charge-offs were $413,000 for the year ended December 31, 2001 compared to $1,588,000 for the same period in 2000. The decrease is primarily due to the Company resolving portions of two other problem loan relationships during the year 2000. In addition, $125,000 of charge offs were on indirect auto loans. The Company discontinued this product several years ago and the remaining portfolio is only $471,000 at year-end 2001.

Non-performing loans decreased to $2.8 million at December 31, 2001 from $3.6 million at December 31, 2000. This decrease occurred primarily in commercial loans and one-to-four family mortgage loans. At December 31, 2001 approximately $1.8 million, or 64% of the non-performing loans, were secured by one-to-four family mortgages where the Company is well secured and has had low loan loss experience. Additionally, in January 2002 the Company resolved approximately $450,000 in non-performing loans.

The Company will continue to review its allowance for loan losses and make further provisions as economic and asset quality conditions dictate. Although the Company maintains its allowance for loan losses at a level that it considers to be adequate to provide for probable incurred losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), which can order the establishment of additional allowances. At December 31, 2001, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans.

NON-INTEREST INCOME. Non-interest income increased $645,000 from $1,294,000 in 2000 to $1,939,000 in 2001. Service charges on loans and deposits increased approximately $421,000 during 2001. Service charges on deposits, including non-sufficient funds and ATM charges, increased $218,000. The Company believes these deposit service charges are sustainable due to its new overdraft honor program. Loan service and prepayment fees increased $203,000 due to increased volume from lower rates during the year. Additionally, gain on loan sales increased $262,000 to $337,000 in 2001 due to the sale of $11.1 million of new mortgage loan originations. Loan sales of $75,000 in 2000 were primarily the result of the sale of the Bank's credit card portfolio.

NON-INTEREST EXPENSE. Total non-interest expense increased 4.01% in 2001, from $7.9 million in 2000 to $8.2 million in 2001. The increase is primarily due to increases in salaries, benefits, and occupancy expense. In September 2001, the Company opened its seventh full service branch office in Centerville, Ohio. Compensation and occupancy expense of $189,000 associated with the new branch was the primary reason for the non-interest expense increase for the year. It is anticipated the new branch will have an impact on non-interest expenses again in 2002.

INCOME TAX EXPENSE. Income tax expense was $1.0 million for the year ended December 31, 2001, a decrease of $80,000 from the same period the prior year. Income taxes decreased primarily due to lower tax expense associated with the employee stock options plan. The Company's effective tax rate for 2001 and 2000 was 35.0% and 37.0%.

COMPARISON OF YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999

GENERAL. Net income for the year ended December 31, 2000, was $1.9 million, an increase of $168,000 compared to the year ended December 31, 1999. The increase was primarily the result of decreasing operating expenses in 2000 by $228,000. Both net interest income and noninterest income of $9.9 million and $1.3 million, respectively, in 2000 is similar to the results in 1999. The returns on average assets and average shareholders' equity in 2000 were 0.54% and 4.50%, respectively, compared to 0.52% and 3.75% in 1999. Basic earnings per share increased $.15 per share from $.86 per share for 1999 to $1.01 per share for 2000.

Net interest income is the largest component of the Company's income and is affected by the interest rate environment and volume and composition of interest-earning assets and interest-bearing liabilities. Net interest income increased $111,000 from $9,783,000 to $9,894,000, or less than 1.2%, primarily due to an increase in loan volumes at higher rates partially offset by higher rates and volumes of interest-bearing liabilities. The Company remains liability sensitive whereby its interest-bearing liabilities will generally reprice more quickly than its interest-earning assets. Therefore, the Company's net interest margin will generally increase in periods of falling interest rates in the market and will decrease in periods of rising interest rates. The general increase in market rates during the year 2000 negatively impacts the Company's net interest margin, which decreased 14 basis points from 3.13% in 1999 to 2.99% in 2000.

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

PROVISION FOR LOAN LOSSES. The provision for loan losses for the year ended December 31, 2000, was $349,000, an increase of $103,000 compared to $246,000 for the year ended December 31, 1999. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses and any specific losses applied to that allowance. The increase in 2000 was due to an 11.3% increase in the loan portfolio and a corresponding shift of the loan mix to more commercial and commercial real estate type loans. Management believes that the total allowance of $1.7 million on total loans of $285 million at December 31, 2000, is adequate given the area economic conditions, the level of impaired and non-performing loans, and the composition of the loan portfolio. At December 31, 2000, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans.

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

Non-performing loans increased to $3.6 million at December 31, 2000 from $2.8 million at December 31, 1999. This increase occurred primarily in one-to-four family mortgages where the Company is well secured and has low loan loss experience. Additionally, the non- performing mortgage loans had higher average balances than the prior year. At December 31, 2000 approximately $2.4 million, or 67% of the non-performing loans were secured by one-to-four family mortgages compared to $1.1 million, or 39% at December 31, 1999. Management believes the current allowance for loan losses is adequate considering the improvement in collateral supporting the non- performing loans.

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

                                                                       Year Ended December 31,
                                              ------------------------------------------------------------------------
                                                              2001                                 2000
                                              -----------------------------------  -----------------------------------
                                                Average     Interest                 Average     Interest
                                              Outstanding    Earned/     Yield/    Outstanding    Earned/     Yield/
                                                Balance       Paid        Rate       Balance       Paid        Rate
                                                -------       ----        ----       -------       ----        ----
                                                                       (Dollars in Thousands)
Interest-earning assets:
    Loans Receivable                            $279,612    $ 21,403        7.65%    $272,724    $ 21,706        7.96%
    Securities                                    42,836       2,600        6.07       48,811       3,265        6.69
    Interest-bearing deposits                      5,856         161        2.75        1,308          91        6.96
    FHLB stock                                     8,236         554        6.73        7,661         562        7.34
                                                --------    --------    --------     --------    --------    --------
       Total interest-earning assets             336,540      24,718        7.34      330,504      25,624        7.75
                                                            --------                             --------

    Non-earning assets                            10,332                                9,957
                                                --------                             --------
       Total assets                             $346,872                             $340,461
                                                ========                             ========


Interest-bearing liabilities:
    Time deposits                               $133,226       7,966        5.98     $129,822       7,810        6.02
    Demand and NOW deposits                       19,148         156        0.81       16,729         145        0.87
    Savings deposits                              60,117       2,146        3.57       58,437       2,539        4.34
    Borrowings                                    88,898       4,931        5.55       91,189       5,236        5.74
                                                --------    --------    --------     --------    --------    --------
       Total interest-bearing liabilities        301,389      15,199        5.04      296,177      15,730        5.31
                                                            --------                             --------

    Non-earning liabilities                        3,146                                3,134
                                                --------                             --------
       Total liabilities                         304,535                              299,311

    Equity                                        42,337                               41,150
                                                --------                             --------

       Total Liabilities/Equity                 $346,872                             $340,461
                                                ========                             ========


Net interest income                                         $  9,519                             $  9,894
                                                            ========                             ========
Net interest rate spread                                                    2.30%                                2.44%
                                                                        ========                             ========
Net earning assets                              $ 35,151                             $ 34,327
                                                ========                             ========
Net yield on average interest-earning assets                                2.83%                                2.99%
                                                                        ========                             ========
Average interest-earning assets to
    average interest-bearing liabilities                        1.12X                                1.12X

                                                    Year Ended December 31,
                                              -----------------------------------
                                                              1999
                                              -----------------------------------
                                                Average     Interest
                                              Outstanding    Earned/     Yield/
                                                Balance       Paid        Rate
                                                -------       ----        ----
                                                    (Dollars in Thousands)
Interest-earning assets:
    Loans Receivable                            $244,824    $ 19,096        7.80%
    Securities                                    55,957       3,567        6.37
    Interest-bearing deposits                      4,163         247        5.93
    FHLB stock                                     7,135         505        7.06
                                                --------    --------    --------
       Total interest-earning assets             312,079      23,415        7.50
                                                            --------

    Non-earning assets                            12,071
                                                --------
       Total assets                             $324,150
                                                ========


Interest-bearing liabilities:
    Time deposits                               $122,992       6,987        5.68
    Demand and NOW deposits                       12,767         145        1.14
    Savings deposits                              64,387       2,535        3.94
    Borrowings                                    76,449       3,965        5.19
                                                --------    --------    --------
       Total interest-bearing liabilities        276,595      13,632        4.93
                                                            --------

    Non-earning liabilities                        2,643
                                                --------
       Total liabilities                         279,238

    Equity                                        44,912
                                                --------

       Total Liabilities/Equity                 $324,150
                                                ========


Net interest income                                         $  9,783
                                                            ========
Net interest rate spread                                                    2.57%
                                                                        ========
Net earning assets                              $ 35,484
                                                ========
Net yield on average interest-earning assets                                3.13%
                                                                        ========
Average interest-earning assets to
    average interest-bearing liabilities                        1.13X

RATE/VOLUME ANALYSIS. The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in average outstanding balances and that due to the volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by new rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                        Year Ended December 31,                   Year Ended December 31,
                                                             2001 vs. 2000                             2000 vs. 1999
                                                 -------------------------------------     -------------------------------------
                                                        Increase                                  Increase
                                                       (Decrease)                                (Decrease)
                                                         Due to               Total                Due to               Total
                                                 ----------------------      Increase      ----------------------      Increase
                                                  Volume         Rate       (Decrease)      Volume         Rate       (Decrease)
                                                  ------         ----       ----------      ------         ----       ----------
                                                                             (Dollars in Thousands)
Interest-earning assets:
     Loans receivable                            $   540       $  (843)      $  (303)      $ 2,214       $   396       $ 2,610
     Securities                                     (379)         (286)         (665)         (472)          170          (302)
     Other                                           194          (132)           62          (155)           56           (99)
                                                 -------       -------       -------       -------       -------       -------

         Total interest-earning assets           $   355       $(1,261)      $  (906)      $ 1,587       $   622       $ 2,209
                                                 =======       =======       =======       =======       =======       =======


Interest-bearing liabilities:
     Time deposits                                   204           (48)          156           399           424           823
     Demand and NOW deposits                          20            (9)           11            39           (39)           --
     Savings deposits                                 71          (464)         (393)         (246)          250             4
     Borrowings                                     (130)         (175)         (305)          817           454         1,271
                                                 -------       -------       -------       -------       -------       -------

         Total interest-bearing liabilities      $   165       $  (696)      $  (531)      $ 1,009       $ 1,089       $ 2,098
                                                 =======       =======       =======       =======       =======       =======

Net interest income                                                          $  (375)                                  $   111
                                                                             =======                                   =======

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

Presented on the following page is an analysis of Cornerstone's interest rate risk as of December 31, 2001, and December 31, 2000, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 to 300 basis points in market interest rates. The tables also contain the policy limits set by the Board of Directors as the maximum change in NPV the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration to the impact on the NPV capital position of various rate changes and the institution's strong capital position.

As illustrated in the tables, the institution's NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, because Cornerstone has primarily fixed-rate loans in its loan portfolio, the amount of interest Cornerstone would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest Cornerstone would pay on its deposits would increase relatively rapidly because Cornerstone's deposits generally have shorter periods to repricing.

                                          December 31, 2001                             December 31, 2000
  Change in     Board limit   ----------------------------------------      ----------------------------------------
Interest Rate     Minimum      $Change           %Change         NPV         $Change           %Change         NPV
(Basis Points)   NPV Ratio      In NPV            In NPV        Ratio         In NPV            In NPV        Ratio
--------------   ---------      ------            ------        -----         ------            ------        -----
                                               (Dollars in Thousands)
    +300           6.00%      $(14,466)           (35)%          8.38%      $(17,462)           (41)%          6.69%
    +200           6.75         (9,449)           (23)           9.71        (11,751)           (28)           8.21
    +100           7.25         (4,192)           (10)          11.05         (5,872)           (14)           9.71
      --           8.00             --             --           12.05             --             --           11.13
    (100)          9.00          2,619              6           12.62          4,305             10           12.10
    (200)          9.00          2,754              7           12.51          5,838             14           12.37
    (300)          9.00          2,043              5           12.80          8,098             19           12.80


As of December 31, 2001, the percentage change in NPV resulting from certain changes in interest rates were within the policy limits of the institution's Board of Directors. As the table above suggests, in a rising interest rate environment, Cornerstone's net interest income could be negatively affected. Moreover, rising interest rates could negatively affect Cornerstone's earnings and thereby the Company's earnings due to diminished loan demand. As part of its interest rate risk strategy, Cornerstone has attempted to utilize adjustable-rate and short-term - duration loans and investments.

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

Consideration also needs to be given to the current low interest rate environment. Many of the Bank's deposits are within 200 and 300 basis points of a zero interest rate. If overall rates and loan yields continue to decline, the Bank's ability to reduce deposit rates will be limited by the zero interest rate floor. This could negatively affect earnings and future NPV. The above table indicates the decline in NPV as rates decrease from 200 to 300 basis points.

LIQUIDITY AND CAPITAL RESOURCES

Western Ohio Financial Corporation's liquidity, primarily represented by cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2001, 2000 and 1999.

                                                     Year Ended December 31,
                                               2001           2000           1999
                                               ----           ----           ----
Net income                                   $  1,875       $  1,851       $  1,683
Adjustments to reconcile net income to
     Net cash from operating activities         1,424          1,502          5,135
                                             --------       --------       --------
Net cash from operating activities              3,299          3,353          6,818
Net cash from investment activities            23,239        (27,131)       (12,606)
Net cash from financing activities            (14,428)        18,969          1,548
                                             --------       --------       --------
Net change in cash and cash equivalents        12,110         (4,809)        (4,240)
Cash and cash equivalents at
     Beginning of period                        4,805          9,614         13,854
                                             --------       --------       --------
Cash and cash equivalents at
     End of period                           $ 16,915       $  4,805       $  9,614
                                             ========       ========       ========


At December 31, 2001, the Company had no outstanding commitments to sell loans or securities.

Office of Thrift Supervision ("OTS") regulations presently requires Cornerstone Bank to maintain sufficient liquidity to assure its safe and sound operation. To that end, Cornerstone Bank maintains investments having maturities of 5 years or less, sells loans into the secondary market and borrows funds from the FHLB. These activities are intended to provide a source of relatively liquid funds on which Cornerstone may rely, if necessary, to fund deposit withdrawals or other short-term funding needs.

The Company's primary sources of funds consist of deposits and repayments of loans and interest earned on securities. The Bank maintains a higher ratio of loans to deposits in comparison with other similarly sized financial institutions. Historically, this factor has not had a material effect on the Company's liquidity as it has utilized other potential sources of funds including borrowings from the FHLB of Cincinnati to maintain liquidity and to meet operating expenses. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

The Company's primary financing use of funds during 2001 was repayments of borrowings from the FHLB of $23.5 million. Also a major financing source was the net increase in savings deposits of $12.0 million. The Company paid $1.8 million in dividends and acquired treasury stock for $1.2 million in 2001. Liquidity management is a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-bearing deposits and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in interest-bearing overnight deposits and other short-term government and agency obligations. If the Company requires additional funds beyond its internal ability to generate, it has additional borrowing capacity with the FHLB of Cincinnati.

The Company anticipates that it will have sufficient funds available to meet current loan commitments. At December 31, 2001, the Company had outstanding commitments to extend credit that amounted to $25.9 million.

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

OTS regulations require the institution to maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items. Cornerstone's adjustment to core capital included the portion of the loan and lease loss allowance over the amount required for loans classified as loss. This adjustment is $1.6 million as of December 31, 2001.

The following table summarizes Cornerstone's regulatory capital requirements and actual capital at December 31, 2001.

                                                                                Excess of Actual
                                                                              Capital Over Current
                            Actual Capital           Current Requirement           Requirement
                        ---------------------      ----------------------     ---------------------
                        Amount        Percent      Amount         Percent     Amount        Percent
                        ------        -------      ------         -------     ------        -------
                                                  (Dollars in thousands)
Tangible Capital        $39,190        11.50%      $ 5,124         1.50%      $34,060        10.00%
Core Capital             39,190        11.50        13,665         4.00        25,525         7.50
Risk-Based Capital       40,799        17.50        18,656         8.00        22,143         9.20


A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company's financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related data presented herein have been prepared according to accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. An exception to historical cost presentation is the valuation of securities available for sale under FASB No. 115. The primary assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services.

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Western Ohio Financial Corporation
Springfield, Ohio


We have audited the accompanying consolidated balance sheets of Western Ohio Financial Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Ohio Financial Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles general accepted in the United States of America.

                                              Crowe, Chizek and Company LLP


Columbus, Ohio
February 18, 2002

                       WESTERN OHIO FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2001 and 2000
                    (Dollars in thousands, except share data)



                                                                           2001            2000
                                                                        ---------       ---------
ASSETS
      Cash and due from financial institutions                          $   5,566       $   3,596
      Overnight deposits in other financial institutions                   11,232           1,096
      Interest-bearing deposits in other financial institutions               117             113
                                                                        ---------       ---------
            Total cash and cash equivalents                                16,915           4,805
      Securities available for sale                                        39,648          48,653
      Federal Home Loan Bank stock                                          8,568           8,014
      Loans, net of allowance of $1,695 in 2001 and $1,665 in 2000        269,300         283,604
      Premises and equipment, net                                           4,888           4,566
      Accrued interest receivable                                           1,700           2,045
      Other assets                                                            692             740
                                                                        ---------       ---------

                  Total assets                                          $ 341,711       $ 352,427
                                                                        =========       =========

LIABILITIES
      Deposits                                                          $ 220,287       $ 208,332
      Borrowed funds                                                       76,655         100,225
      Advance payments from borrowers for taxes and insurance                 664             570
      Other liabilities                                                     2,160           1,490
                                                                        ---------       ---------
            Total liabilities                                             299,766         310,617
SHAREHOLDERS' EQUITY
      Common stock, $.01 par value; 7,250,000 shares authorized;
        2,645,000 shares issued                                                26              26
      Additional paid-in capital                                           40,622          40,617
      Retained earnings                                                    20,231          20,065
      Unearned employee stock ownership plan shares                          (595)           (833)
      Unearned management recognition plan shares                             (72)           (102)
      Shares held by deferred compensation plan                              (173)           (168)
      Treasury stock; 889,499 and 829,166 shares, at cost                 (18,157)        (17,055)
      Accumulated other comprehensive income                                   63            (740)
                                                                        ---------       ---------
            Total shareholders' equity                                     41,945          41,810
                                                                        ---------       ---------

                  Total liabilities and shareholders' equity            $ 341,711       $ 352,427
                                                                        =========       =========




          See accompanying notes to consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                 Years ended December 31, 2001, 2000, and 1999 (Dollars in thousands, except per share data)

                                                           2001           2000          1999
                                                         --------       --------      --------
INTEREST AND DIVIDEND INCOME
      Loans, including fees                              $ 21,403       $ 21,706      $ 19,096
      Securities                                            2,600          3,265         3,567
      Interest-bearing deposits and overnight funds           161             91           247
      Other interest and dividend income                      554            562           505
                                                         --------       --------      --------
            Total interest income                          24,718         25,624        23,415

INTEREST EXPENSE
      Deposits                                             10,268         10,494         9,667
      Borrowed funds                                        4,931          5,236         3,965
                                                         --------       --------      --------
            Total interest expense                         15,199         15,730        13,632
                                                         --------       --------      --------

NET INTEREST INCOME                                         9,519          9,894         9,783

Provision for loan losses                                     358            349           246
                                                         --------       --------      --------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES         9,161          9,545         9,537

NONINTEREST INCOME
      Service charges                                       1,603          1,182         1,085
      Net loss on sale of securities                          (23)            --            --
      Net gain on sale of portfolio loans                      --             75            --
      Net gain on sale of loans held for sale                 337             --           111
      Other                                                    22             37            65
                                                         --------       --------      --------
            Total noninterest income                        1,939          1,294         1,261

NONINTEREST EXPENSE
      Salaries and employee benefits                        4,045          3,804         3,955
      Occupancy and equipment                                 906            819           846
      Federal deposit insurance                                40             37           128
      State franchise taxes                                   531            514           620
      Professional services                                   508            410           454
      Advertising                                             322            372           340
      Data processing                                         811            827           855
      Other                                                 1,053          1,116           929
                                                         --------       --------      --------
            Total noninterest expense                       8,216          7,899         8,127
                                                         --------       --------      --------

INCOME BEFORE INCOME TAXES                                  2,884          2,940         2,671

Income tax expense                                          1,009          1,089           988
                                                         --------       --------      --------

NET INCOME                                               $  1,875       $  1,851      $  1,683
                                                         ========       ========      ========

EARNINGS PER COMMON SHARE
      Basic                                              $   1.08       $   1.01      $    .86
                                                         ========       ========      ========
      Diluted                                            $   1.08       $   1.01      $    .85
                                                         ========       ========      ========




          See accompanying notes to consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                  Years ended December 31, 2001, 2000, and 1999
                             (Dollars in thousands)



                                                                       2001             2000              1999
                                                                       ----             ----              ----

NET INCOME                                                             $1,875          $1,851          $ 1,683

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
      Unrealized gain (loss) on available for sale securities
        arising during the period                                         788           1,417           (2,037)
      Reclassification adjustment for amounts realized on
        securities sales included in net income                            15              --               --
                                                                       ------          ------          -------
           Total other comprehensive income (loss)                        803           1,417           (2,037)
                                                                       ------          ------          -------

COMPREHENSIVE INCOME (LOSS)                                            $2,678          $3,268          $  (354)
                                                                       ======          ======          =======


          See accompanying notes to consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2001, 2000, and 1999
                    (Dollars in thousands, except share data)

                                                                                                   Additional
                                                                          Shares        Common      Paid-In      Retained
                                                                        Outstanding      Stock      Capital      Earnings
                                                                        -----------      -----      -------      --------


BALANCE AT JANUARY 1, 1999                                                2,128,388       $26      $ 40,452       $ 20,351
     Net income                                                                  --        --            --          1,683
     Cash dividends  - $1.00 per share                                           --        --            --         (1,974)
     Purchase of treasury shares                                           (140,882)       --            --             --
     Commitment to release employee stock ownership plan shares                  --        --            83             --
     Shares earned under management recognition plan, including
       tax benefit realized on vesting of plan shares                            --        --            --             --
     Management recognition plan shares awarded, net of forfeitures            (735)       --            --             --
     Stock options exercised, including tax benefit                           9,063        --           (83)            --
     Change in net unrealized gain (loss) on securities available
         for sale,  net of reclassification and tax effects                      --        --            --             --
                                                                          ---------       ---      --------       --------

BALANCE AT DECEMBER 31, 1999                                              1,995,834        26        40,452         20,060
     Net income                                                                  --        --            --          1,851
     Cash dividends - $1.00 per share                                            --        --            --         (1,846)
     Purchase of treasury shares                                           (180,000)       --                          --
     Commitment to release employee stock ownership plan shares                  --        --            (3)            --
     Shares earned under management recognition plan, including
       tax benefit realized on vesting of plan shares                            --        --            --             --
     Shares purchased for deferred compensation plan                             --        --           168             --
     Change in net unrealized gain (loss) on securities available
         for sale, net of reclassification and tax effects                       --        --            --             --
                                                                          ---------       ---      --------       --------

BALANCE AT DECEMBER 31, 2000                                              1,815,834        26        40,617         20,065

Net income                                                                       --        --            --          1,875
Cash dividends - $1.00 per share                                                 --        --            --         (1,709)
Purchase of treasury shares                                                 (64,600)       --            --             --
Commitment to release employee stock ownership plan shares                                 --            34             --
Shares earned under management recognition plan, including                       --
       tax benefit realized on vesting of plan shares                            --        --            --             --
Management recognition plan shares awarded, net of forfeitures                  600        --            --             --
 Shares purchased for deferred compensation plan                                 --        --             4             --
Stock options exercised, including tax benefit                                3,667        --           (33)            --
Change in net unrealized gain (loss) on securities available
         for sale, net of reclassification and tax effects                       --        --            --             --
                                                                          ---------       ---      --------       --------

BALANCE AT DECEMBER 31, 2001                                              1,755,501       $26      $ 40,622       $ 20,231
                                                                          =========       ===      ========       ========




                                                                                          Unearned      Accumulated
                                                                                          Employee         Other
                                                                            Benefit       Treasury      Comprehensive
                                                                           Plan Shares      Stock           Income        Total
                                                                           -----------      -----           ------        -----


BALANCE AT JANUARY 1, 1999                                                   $(1,681)      $(11,434)      $  (120)      $ 47,594
     Net income                                                                   --             --            --          1,683
     Cash dividends  - $1.00 per share                                            --             --            --         (1,974)
     Purchase of treasury shares                                                  --         (2,826)           --         (2,826)
     Commitment to release employee stock ownership plan shares                  238             --            --            321
     Shares earned under management recognition plan, including
       tax benefit realized on vesting of plan shares                            159             --            --            159
     Management recognition plan shares awarded, net of forfeitures               13            (13)           --             --
     Stock options exercised, including tax benefit                               --            152            --             69
     Change in net unrealized gain (loss) on securities available
         for sale,  net of reclassification and tax effects                       --             --        (2,037)        (2,037)
                                                                              -------       --------       -------       --------

BALANCE AT DECEMBER 31, 1999                                                  (1,271)       (14,121)       (2,157)        42,989
     Net income                                                                   --             --            --          1,851
     Cash dividends - $1.00 per share                                             --             --            --         (1,846)
     Purchase of treasury shares                                                  --         (2,934)            --        (2,934)
     Commitment to release employee stock ownership plan shares                  238             --            --            235
     Shares earned under management recognition plan, including
       tax benefit realized on vesting of plan shares                             98             --            --             98
     Shares purchased for deferred compensation plan                              --           (168)           --             --
     Change in net unrealized gain (loss) on securities available
         for sale, net of reclassification and tax effects                        --             --         1,417          1,417
                                                                              -------       --------       -------       --------

BALANCE AT DECEMBER 31, 2000                                                    (935)       (17,223)         (740)        41,810

Net income                                                                        --             --            --          1,875
Cash dividends - $1.00 per share                                                  --             --            --         (1,709)
Purchase of treasury
shares                                                                                       (1,200)           --         (1,200)
Commitment to release employee stock ownership plan shares                       238             --            --             272
Shares earned under management recognition plan, including
       tax benefit realized on vesting of plan shares                             41             --            --             41
Management recognition plan shares awarded, net of forfeitures                   (11)            11            --
 Shares purchased for deferred compensation plan                                  --             (4)           --             --
Stock options exercised, including tax benefit                                                   86                           53
Change in net unrealized gain (loss) on securities available
         for sale, net of reclassification and tax effects                        --             --           803            803
                                                                              -------       --------       -------       --------

BALANCE AT DECEMBER 31, 2001                                                 $  (667)      $(18,330)      $    63       $ 41,945
                                                                              =======       ========       =======       ========

See accompanying notes to consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2001, 2000, and 1999
                             (Dollars in thousands)



                                                                            2001          2000             1999
                                                                            ----          ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income                                                          $ 1,875       $  1,851       $  1,683
      Adjustments to reconcile net income to net cash
        from operating activities:
           Net amortization on securities                                     203             99            137
           Compensation expense on ESOP shares                                272            235            321
           Compensation expense on MRP shares                                  41             98            159
           Depreciation and amortization                                      692            558            313
           FHLB stock dividends                                              (554)          (562)          (503)
           Net deferred loan fees                                              30             25            (21)
           Deferred income taxes                                              182            568            342
           Provision for loan losses                                          358            349            246
           Net realized loss on sales of securities                            23             --             --
           Net gain on sale of loans                                         (337)           (75)          (111)
           Net loss on sale of real estate owned                               --             --              1
           Net (gain) loss on sale or disposal of promises and equipment       --             (7)             6
           Net change in:
                Loans held for sale                                            --            217          3,792
                Other assets and other liabilities                            120            237            362
                Accrued interest receivable                                   345           (240)            91
                                                                          -------       --------       --------

                     Net cash from operating activities                     3,250          3,353          6,818

CASH  FLOWS FROM INVESTING ACTIVITIES Securities available for sale:
           Purchases                                                      (14,016)        (1,118)            --
           Maturities and principal payments                                9,417          4,880         11,857
           Sales                                                           14,598             --             --
      Purchases of loans                                                   (1,582)       (21,959)       (27,842)
      Proceeds from sale of portfolio loans                                    --          1,590             --
      Net (increase) decrease in loans                                     15,835         (8,881)         3,877
      Premises and equipment expenditures                                  (1,035)        (1,672)        (1,076)
      Proceeds from sale of premises and equipment                             20             29            523
      Proceeds from sale of real estate owned                                  --             --             55
                                                                          -------       --------       --------
                     Net cash from investing activities                    23,237        (27,131)       (12,606)

                                  (Continued)

                  Years ended December 31, 2001, 2000, and 1999
                             (Dollars in thousands)



                                                                2001            2000           1999
                                                                ----            ----           ----

CASH FLOWS FROM FINANCING ACTIVITIES
      Net change in deposits                                   11,955          6,001          9,365
      Net change in advance payments from borrowers
        for taxes and insurance                                    94           (294)           (17)
      Net increase (decrease) in short-term borrowings        (16,915)         7,700        (31,040)
      Proceeds from FHLB advances                               2,500         15,795         39,981
      Repayments on FHLB advances                              (9,155)        (5,453)       (12,010)
      Cash dividends paid                                      (1,709)        (1,846)        (1,974)
      Proceeds from exercise of stock options                      53             --             69
      Purchase of treasury stock                               (1,200)        (2,934)        (2,826)
                                                             --------       --------       --------
                     Net cash from financing activities       (14,377)        18,969          1,548
                                                             --------       --------       --------

Net change in cash and cash equivalents                        12,110         (4,809)        (4,240)

Cash and cash equivalents at beginning of year                  4,805          9,614         13,854
                                                             --------       --------       --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                     $ 16,915       $  4,805       $  9,614
                                                             ========       ========       ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
      Cash paid during the year for
           Interest                                          $ 15,584       $ 15,584       $ 13,401
           Income taxes                                           821            640            540



          See accompanying notes to consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principals of Consolidation: The consolidated financial statements include the accounts of Western Ohio Financial Corporation (Western) and its wholly owned subsidiary, Cornerstone Bank (Bank), together referred to as the Corporation. The financial statements of the Bank include the accounts of its wholly-owned subsidiary, CornerstoneBanc Financial Services, Inc.

Nature of Operations: The Corporation's revenues, operating income and assets are primarily from the banking industry. The Corporation operates seven offices in west central Ohio. Loan customers include a wide range of individuals, businesses and other organizations. Major portions of loans are secured by various forms of collateral including real estate, business assets, consumer property and other items. The Corporation's primary funding source is deposits from customers in its market area. The Corporation also purchases investments and engages in mortgage banking operations.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments and status of contingencies are particularly subject to change.

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

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

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

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and home equity loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at the lower of cost or fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

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

Servicing Rights: Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance. In 1999 the Corporation sold its servicing rights in loans previously sold. The Corporation had servicing rights of $95 at year end 2001.

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

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

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

Restrictions of Cash: The Corporation was required to have $489 cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year end 2001 and 2000. These balances do not earn interest.

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

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements:

A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at the date of acquisition and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under another new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of these standards on January 1, 2002 will not have a material effect on the Company's financial statements.

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

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 2 - SECURITIES

Year-end securities available for sale were as follows:

                                                    Gross             Gross
                                   Amortized       Unrealized      Unrealized         Fair
                                     Cost           Gains            Losses           Value
2001

U.S. government agencies            $ 2,105          $  4          $   (30)          $ 2,079
Municipal securities                  1,634            --              (71)            1,563
Mortgage-backed securities           35,814           254              (62)           36,006
                                    -------          ----          -------           -------

           Total                    $39,553          $258          $  (163)          $39,648
                                    =======          ====          =======           =======


2000
U.S. government agencies            $10,000          $ --          $  (566)          $ 9,434
Mortgage-backed securities           39,774            39             (594)           39,219
                                    -------          ----          -------           -------

           Total                    $49,774          $ 39          $(1,160)          $48,653
                                    =======          ====          =======           =======


At year-end 2001 and 2000, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders' equity.

Contractual maturities of debt securities at year-end 2001 were as follows:

                                                        Amortized           Fair
                                                          Cost             Value
                                                          ----             -----

        Due after one year through five years           $   992          $   996
        Due after five years through ten years            1,113            1,083
        Due after ten years                               1,634            1,563
        Mortgage-backed securities                       35,814           36,006
                                                        -------          -------

                                                        $39,553          $39,648
                                                        =======          =======

Proceeds of available for sale securities and the gross gains and losses were as follows:

                           2001             2000         1999
                           ----             ----         ----
Securities
    Proceeds              $14,598          $ --          $ --
    Gross gains                 3            --            --
    Gross losses               26            --            --

Securities pledged at year-end 2001 and 2000 had a carrying amount of $ 5,085 and $ 13,954 and were pledged to secure public deposits, borrowings, and for other purposes as required or permitted by law.

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 3 - LOANS

         Year-end loans were as follows:

                                                                         2001               2000
                                                                         ----               ----
          First mortgage loans secured by:
               One-to-four family residences                           $ 154,915           $ 178,106
               Other properties                                           68,841              67,919
               Construction properties                                     3,737               8,476
          Other loans:
               Consumer                                                    1,289               1,608
               Commercial                                                 24,415              14,090
               Home equity                                                19,468              17,766
                                                                       ---------           ---------
                    Total loans                                          272,665             287,965
          Less:
               Net deferred loan fees, premiums and discounts               (117)                (87)
               Loans in process                                           (1,553)             (2,609)
               Allowance for loan losses                                  (1,695)             (1,665)
                                                                       ---------           ---------

           Net loans                                                   $ 269,300           $ 283,604
                                                                       =========           =========

Activity in the allowance for loan losses was as follows:

                                                      2001               2000               1999
                                                      ----               ----               ----

         Beginning balance                           $ 1,665           $ 2,781           $ 3,200
         Provision for loan losses                       358               349               246
         Loans charged-off                              (413)           (1,588)             (736)
         Recoveries of previous charge-offs               85               123                71
                                                     -------           -------           -------

         Balance at end of year                      $ 1,695           $ 1,665           $ 2,781
                                                     =======           =======           =======


Impaired loans were as follows:

                                                                     2001           2000             1999
                                                                     ----           ----             ----
         Year-end loans with no
               allocated allowance for loan losses                  $  829          $1,709          $  479
         Year-end loans with
               allocated allowance for loan losses                     208             352           1,909
                                                                    ------          ------          ------

         Total$                                                      1,037          $2,061          $2,388

         Amount of the allowance for loan losses allocated          $   86          $  241          $1,159

         Average of impaired loans during the year                   1,005           1,536           2,409

         Interest income recognized during impairment                  265             156             110

         Cash-basis interest income recognized
               during impairment                                       265             156             110

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)






NOTE 3 - LOANS (Continued)

Non-performing loans were as follows:

                                                                2001            2000
                                                                ----            ----

         Loans past due over 90 days still on accrual          $   --          $   --
         Nonaccrual loans                                       2,818           3,601

Nonaccrual loans include substantially all impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans that are collectively evaluated for impairment.

Certain directors and executive officers and their related interests were loan customers of the Corporation. A summary of activity on related party loans is as follows:

                                                                      2001
                                                                      ----

      Beginning balance                                         $         3,397
           New loans                                                        632
      Repayments                                                           (267)
                                                                 --------------

      Ending balance                                            $         3,762
                                                                ===============

Mortgage Loan Servicing:

The Bank service for investors' mortgage loans with aggregate unpaid principal balances of $9.8 million at December 31, 2001 which are not reflected in the accompanying consolidated balance sheets. The right to service loans for others is generally obtained by either the sale of loans with servicing retained or the open market purchase of Mortgage Servicing Rights (MSRs).

MSRs activity is summarized as follows:

                                      2001           2000           1999
                                      ----           ----           ----

      Beginning balance               $ --           $ --          $ 28
      Capitalized MSRs                  97             --            --
      Amortization of MSRs              (2)            --           (28)
                                      ----           ----          ----

      Balance at end of year          $ 95           $ --          $ --
                                      ====           ====          ====

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 3 - LOANS (Continued)

Fees earned for servicing loans are reported as income when the related mortgage loan payments are collected. MSRs are amortized as a reduction to loans servicing fee income on a level-yield basis over the estimated remaining life of the underlying mortgage loans. MSRs are carried at the lower of cost or fair value with impairment, if any, recognized through a valuation allowance.

Loan servicing income is summarized as follows:

                                          2001           2000          1999
                                          ----           ----          ----

          Servicing fees                  $ 5           $    --        $ 16
          Amortization of MSR's            (2)               --         (28)
                                          ---           -------        ----
          Total servicing income          $ 3           $    --        $(12)
                                          ===           =======        ====





NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

                                                      2001               2000
                                                      ----               ----
         Land                                       $ 1,214           $   976
         Buildings and improvements                   4,076             3,118
         Furniture, fixtures and equipment            3,820             3,386
         Construction in progress                        --               631
                                                    -------           -------
                                                      9,110             8,111
         Accumulated depreciation                    (4,222)           (3,545)
                                                    -------           -------

                                                    $ 4,888           $ 4,566
                                                    =======           =======


Depreciation expense was $692,000, $558,000 and $313,000 for 2001, 2000 and
1999.

Certain facilities and equipment are leased under various noncancelable operating leases, which expire at various dates through 2005. Rental expense on lease commitments amounted to $98 and $197 in 2001 and 2000. Future minimum lease payments on lease obligations are as follows:

                    2002          $46
                    2003           46
                    2004           32
                    2005           15
                                 ----
                                 $139
                                 ====


                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 5 - DEPOSITS

Year-end deposits were as follows:

                                                              2001               2000
                                                              ----               ----

         Checking - noninterest-bearing                     $  8,637          $  8,112
         Checking - interest-bearing                          13,094            10,839
         Money market accounts                                57,500            44,859
         Passbook  and savings accounts                       11,465            10,994
         Certificates of deposit:
              In denominations under $100,000                107,843           112,882
              In denominations of $100,000 or more            21,748            20,646
                                                            --------          --------

                                                            $220,287          $208,332
                                                            ========          ========

At year-end 2001, scheduled maturities of certificates of deposit were as follows:

                        2002          $ 80,448
                        2003            28,629
                        2004            14,145
                        2005             3,447
                        2006             2,059
                        Thereafter         863
                                      --------
                                      $129,591
                                      ========

NOTE 6 -  BORROWED FUNDS

Borrowed funds at year-end 2001 and 2000 consisted of advances from the Federal Home Loan Bank of Cincinnati ("FHLB") and were as follows:

                                                    2001                            2000
                                                    ----                            ----
                                                           Weighted                           Weighted
                                           Balance        Average Rate     Balance           Average Rate
FHLB advances maturing in:
        2001                               $    --              --         $ 26,281             6.51%
        2002                                14,325             5.75%          6,387             6.50
        2003                                 3,748             6.46           3,816             6.41
        2004                                 5,258             6.68           5,330             6.67
        2005                                   329             6.66             405             6.97
        2006                                   354             6.66            --                --
        2007                                   376             6.66            --                --
        2008                                45,265             4.99          46,006             4.98
        2009                                 4,000             6.12           9,000             6.42
        2010                                 3,000             6.20           3,000             6.60
                                           -------             ----        --------             ----

        Total                              $76,655             5.45%       $100,225             5.82%
                                           =======             ====        ========             ====

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)


NOTE 6 -  BORROWED FUNDS (Continued)

Average balances of borrowings outstanding during 2001 and 2000 were $88,898 and $91,189. Advances under the borrowing agreements are collateralized by a blanket pledge of the Corporation's residential mortgage loan portfolio and FHLB stock. Mortgage loans and all shares of FHLB stock owned by the Bank totaling $95,819 and $8,568 at December 31, 2001, and $125,281 and $8,014 at December 31, 2000
were pledged as collateral for the FHLB advances. Advances of $45.0, $4.0 and $3.0 million maturing in 2008, 2009, and 2010 are fixed rate advances convertible to quarterly adjustable at the option of the FHLB after certain pre-established dates. Advances of $27.0, and $25.0 million are convertible in 2002 and 2003 respectively.

NOTE 7 - EMPLOYEE BENEFIT PLANS

Employee stock ownership plan: The Corporation offers an ESOP for the benefit of all salaried employees who meet age and service requirements. The ESOP borrowed funds from the Corporation with which to acquire common shares of the Corporation. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Corporation's discretionary contributions to the ESOP and earnings on ESOP assets. The shares are being allocated to eligible employees' accounts over a ten year period which started in 1994. Expense for shares committed to be allocated during 2001, 2000 and 1999 was $272, $235 and $321.


The ESOP shares at year-end 2001 and 2000 were as follows:

                                                                   2001              2000
                                                                   ----              ----

        Allocated shares                                          96,707            81,829
        Shares committed to be released for allocation            14,878            14,878
        Unreleased shares                                         37,196            52,074
                                                                --------          --------
             Total ESOP shares                                   148,781           148,781
                                                                ========          ========

        Fair value of unreleased shares                         $    697          $    895
                                                                ========          ========

Management recognition plan: The Corporation maintains an MRP for the benefit of directors and certain key employees of the Corporation. The MRP is used to provide such individuals ownership interest in the Corporation in a manner designed to compensate such directors and key employees for services to the Corporation. As of December 31, 2001, 65,370 shares of the initial 105,800 shares reserved for grants have been awarded. One-fifth of such shares will be earned and nonforfeitable on each of the first five anniversaries of the dates of the awards. Grantees have all the benefits of shareholders, including the right to receive dividends, except for certain restrictions on the transferability of the shares. Compensation expense, which is based upon the cost of the shares, was $41, $98 and $159 for 2001, 2000 and 1999.

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 7 - EMPLOYEE BENEFIT PLANS(Continued)

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

401(k) profit sharing plan: The Corporation offers a 401(k) profit sharing plan covering substantially all employees. The annual expense of the plan is based on a partial matching of voluntary employee contributions of up to 6% of individual compensation. The matching percentage was 50% for 2001, 2000 and 1999. Employee contributions are vested at all times and the Corporation's matching contributions become fully vested after an individual has completed 5 years of service. The cash contribution expense included in salaries and employee benefits was $55, $51 and $46 for 2001, 2000 and 1999.

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

The following is a summary of activity in the stock option and incentive plan:

                        -----------------------Stock Options------------------------
                                                                    Weighted-
                            Options                                 Average
                           Available            Options             Exercise
                           for Grant           Outstanding           Price
                           ---------           -----------           -----

January 1, 1999              210,207            201,734           $   19.22

Granted                       (6,000)             6,000               21.89
    Forfeited                  4,630             (4,630)              17.50
    Exercised                     --             (9,063)              13.77
                             -------            -------               -----

 December 31, 1999           208,837            194,041               19.60

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 7 - EMPLOYEE BENEFIT PLANS (Continued)

                                                                        Weighted-
                                  Options                                Average
                                 Available            Options            Exercise
                                 for Grant          Outstanding            Price

          Granted                 (52,605)            52,605               14.75
          Forfeited                 5,300             (5,300)              18.75
          Exercised                  --                 --                  --
                                  -------            -------           ---------

      December 31, 2000           161,532            241,346               18.56

          Granted                  (5,800)             5,800               17.91
          Forfeited                 7,028             (7,028)              20.20
          Exercised                    --             (3,667)              13.86
                                  -------            -------           ---------

      December 31, 2001           162,760            236,451           $   18.57
                                  =======            =======           =========


The following table summarizes information about stock options outstanding at year-end 2001:

                                             Weighted Average
                                             Remaining Number
                           Exercise Price    Contractual Life      Outstanding     Exercisable

                             $ 11.47            5.29 years           6,151            6,151
                               14.75            8.43                49,938           49,938
                               16.88            9.55                   500              500
                               17.50            3.08                71,654           71,654
                               17.90            9.47                 2,000            2,000
                               18.00            9.34                 2,800            2,800
                               18.50            3.48                23,672           23,672
                               19.75            3.39                 5,000            5,000
                               20.50            3.55                 5,000            5,000
                               21.75            5.37                 1,000              800
                               22.00            5.48                25,000           20,000
                               22.13            7.13                 4,000            4,000
                               22.19            7.15                   500              500
                               22.50            7.32                 1,000            1,000
                               23.00            6.86                31,836           31,836
                               26.63            5.81                 6,400            5,600
                                                                   -------          -------

                                                                   236,451          230,451
                                                                   =======          =======

No stock appreciation rights or restricted stock awards have been granted.

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 7 - EMPLOYEE BENEFIT PLANS (Continued)

The fair value of options granted in 2001 was estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 4.87%, expected life of 5 years, expected volatility of stock price of 23.82% and expected dividend rate of 5.59%. Based on these assumptions, the estimated fair value of options granted in 2001 was $2.66 per option.

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

SFAS No. 123, "Accounting for Stock Based Compensation," requires pro forma disclosures for companies not adopting its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share for 2001, 2000 and 1999 had the Standard's fair value method been used to measure compensation cost for stock option plans. No compensation expense related to stock options was actually recognized.


                                      2001             2000             1999
                                      ----             ----             ----
         Net income:
              As reported         $    1,875      $    1,851      $    1,683
              Pro forma                1,786           1,612           1,534
         Earnings per share:
              As reported
                   Basic          $     1.08      $     1.01       $     .86
                   Diluted              1.08            1.01             .85
              Pro forma
                   Basic          $     1.03      $      .88       $     .78
                   Diluted              1.03             .88             .77



NOTE 8 - COMMITMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

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

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 8 - COMMITMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES(Continued)

At year-end 2001 and 2000, the Corporation had commitments to originate loans and amounts available on approved lines of credit as follows:

                                                Fixed           Variable
                                                 Rate             Rate              Total
                                                 ----             ----              -----
          2001
          ----
          First mortgage loans                 $   921          $    --          $   921
          Consumer and other loans                  --              543              543
          Commercial loans                          --            1,800            1,800
          Home equity lines of credit               --           12,277           12,277
          Commercial lines of credit                --           10,215           10,215
          Stand-by letters of credit                --              111              111
                                               -------          -------          -------

                                               $   921          $24,946          $25,867
                                               =======          =======          =======

          2000
          ----
          First mortgage loans                 $   256          $    --          $   256
          Consumer and other loans                  --              314              314
          Commercial loans                          --               --               --
          Home equity lines of credit               --            9,849            9,849
          Commercial lines of credit                --            4,058            4,058
          Stand-by letters of credit                --               48               48
                                               -------          -------          -------

                                               $   256          $14,269          $14,525
                                               =======          =======          =======


The interest rates on fixed-rate loan commitments ranged from 6.125% to 7.50% at year-end 2001 and 7.13% to 8.13% at year-end 2000.

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

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 9 - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at year-end were as follows:

                                                         2001                                   2000
                                                         ----                                   ----
                                              Carrying             Fair              Carrying              Fair
                                               Amount              Value              Amount               Value
                                               ------              -----              ------               -----
Financial assets:
      Cash and cash equivalents              $  16,915           $  16,915           $   4,805           $   4,805
      Securities available for sale             39,648              39,648              48,653              48,653
      FHLB stock                                 8,568               8,568               8,014               8,014
      Loans, net                               269,300             274,781             283,604             284,388
      Accrued interest receivable                1,700               1,700               2,045               2,045

Financial liabilities:
      Deposits                                (220,287)           (222,472)           (208,332)           (209,280)
      Borrowed funds                           (76,655)            (78,217)           (100,225)            (99,748)
      Advance payments by borrowers
        for taxes and insurance                   (664)               (664)               (570)               (570)
      Accrued interest payable                    (702)               (702)             (1,087)             (1,087)



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


NOTE 10 - INCOME TAXES

Income tax expense consisted of the following:

                            2001           2000           1999
                            ----           ----           ----

         Current           $  827          $  521          $646
         Deferred             182             568           342
                           ------          ------          ----

                           $1,009          $1,089          $988
                           ======          ======          ====

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)


NOTE 10 - INCOME TAXES(Continued)

The sources of year-end gross deferred income tax assets and liabilities were as follows:

                                                                 2001              2000
                                                                 ----              ----
Deferred tax assets
      Deferred compensation and management
        recognition plan                                        $    93           $    89
      Allowance for loan losses                                     541               513
      Unrealized loss on securities available for sale               --               381
      Other                                                          11                 5
                                                                -------           -------
                                                                    645               988
Deferred tax liabilities
      FHLB stock dividends                                        1,303             1,115
      Unrealized gain on securities available for sale               33                --
      Loan servicing                                                 32                --
                                                                -------           -------
                                                                  1,368             1,115
                                                                -------           -------
                                                                $  (723)          $  (127)
                                                                =======           =======



Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

                                           2001            2000             1999
                                           ----            ----             ----
      Income tax computed at the
        statutory tax rate                $  981           $1,000           $908
      Tax effect of:
           Intangible assets                  --               --              9
           Other                              28               89             71
                                          ------           ------           ----

                                          $1,009           $1,089           $988
                                          ======           ======           ====

      Effective tax rate                    35.0%            37.0%          37.0%
                                          ======           ======           ====


Retained earnings at December 31, 2001 and 2000 include $8,709 for which no provision for federal income taxes has been made. This amount represents the qualifying and nonqualifying tax bad debt reserve as of December 31, 1987 which is the Corporation's base year for purposes of calculating the bad debt deduction for tax purposes. The related amount of unrecognized deferred tax liability was $2,961 at December 31, 2001 and 2000. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)




NOTE 11 - REGULATORY CAPITAL REQUIREMENTS

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

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically under capitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. At year-end 2001 and 2000, management believes Cornerstone is in compliance with all regulatory capital requirements. Cornerstone is considered well capitalized under the Federal Deposit Insurance Act at year-end 2001 and 2000. Management is not aware of any matters subsequent to December 31, 2001 that would cause Cornerstone's capital category to change.

The following is a reconciliation of capital under generally accepted accounting principles, as shown on the accompanying consolidated balance sheets, to the Bank's regulatory capital at year-end 2001 and 2000:

                                                                              2001                2000
                                                                              ----                ----

     Total shareholders' equity per financial statements                    $ 41,945           $ 41,810
     Nonallowable items:
          Parent company equity                                               (2,692)            (3,453)
          Unrealized (gain)/ loss on securities available for sale               (63)               740
                                                                            --------           --------
     Tier I (core) and tangible capital                                       39,190             39,097
     Additional capital items:
          General valuation allowances (limited)                               1,609              1,424
                                                                            --------           --------

     Total risk-based capital                                               $ 40,799           $ 40,521
                                                                            ========           ========

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 11 - REGULATORY CAPITAL REQUIREMENTS (Continued)

At year-end 2001 and 2000, Cornerstone's actual capital levels and minimum required levels were as follows:

                                                                                                                        Minimum
                                                                                                                    Required To Be
                                                                                     Minimum Required              Well Capitalized
                                                                                      For Capital                   Under  Prompt
                                                             Actual                 Adequacy Purposes            Action Regulations
                                                             ------                 -----------------          --------------------
                                                       Amount      Ratio          Amount         Ratio         Amount       Ratio
                                                       ------      -----          ------         -----         ------       ------
2001
----
Total capital (to risk-weighted assets)              $40,799        17.2%        $18,656          8.0%        $23,320       10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                               39,190        16.8           9,328          4.0          13,992        6.0
Tier 1 (core) capital (to adjusted
  total assets)                                       39,190        11.5          13,665          4.0          17,081        5.0
Tangible capital (to adjusted total assets)           39,190        11.5           5,124          1.5           N/A

2000
----
Total capital (to risk-weighted assets)              $40,521        17.2%        $18,903          8.0%        $23,629       10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                               39,097        16.6           9,452          4.0          14,177        6.0
Tier 1 (core) capital (to adjusted
  total assets)                                       39,097        11.1          14,150          4.0          17,687        5.0
Tangible capital (to adjusted total assets)           39,097        11.1           5,306          1.5           N/A



Banking regulations limit capital distributions by banks. Generally, capital distributions are limited to the current year to date undistributed net income and prior two years' undistributed net income, as long as the institution remains well capitalized after the proposed distribution.

Cornerstone may make a capital distribution without the approval of the OTS provided it notifies the OTS 30 days before it declares the capital distribution and it meets the following requirements: (i) has a regulatory rating in one of the two top examination categories, (ii) is not of supervisory concern, and will remain adequately-or well-capitalized, as defined in the OTS prompt corrective action regulations, following the proposed distribution, and (iii) the distribution does not exceed its net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid). Currently, Cornerstone does not meet requirement (iii) above and consequently, must obtain prior approval of the OTS before declaring any proposed distributions.

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 12 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of Western Ohio Financial Corporation is as follows:

                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                                                                2001              2000
                                                                ----              ----
ASSETS
      Cash and cash equivalents                                $ 1,674          $ 2,531
      Investment in bank subsidiary                             39,254           38,357
      Intercompany receivables                                   1,218            1,133
      Other assets                                                  50               50
                                                               -------          -------
           Total assets                                        $42,196          $42,071
                                                               =======          =======

LIABILITIES AND SHAREHOLDERS' EQUITY
      Other liabilities                                        $   251          $   261
      Shareholders' equity                                      41,945           41,810
                                                               -------          -------
           Total liabilities and shareholders' equity          $42,196          $42,071
                                                               =======          =======


                         CONDENSED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                           2001               2000              1999
                                                           ----               ----              ----
INTEREST AND DIVIDEND INCOME
      Dividends from subsidiaries                         $ 2,000           $ 3,000           $ 3,000
      Loan to ESOP                                             54                72                90
      Other                                                    27                48                47
                                                          -------           -------           -------
           Total interest and dividend income               2,081             3,120             3,137

Operating expenses                                           (412)             (429)             (516)
                                                          -------           -------           -------

INCOME BEFORE INCOME TAXES AND DISTRIBUTIONS
  IN EXCESS OF EARNINGS OF SUBSIDIARY                       1,669             2,691             2,621

Income tax benefit                                            113               105               129
                                                          -------           -------           -------

INCOME BEFORE DISTRIBUTIONS IN EXCESS OF
  EARNINGS OF SUBSIDIARY                                    1,782             2,796             2,750

Undistributed subsidiary earnings/(Distributions
in excess of earnings of subsidiary)                           93              (945)           (1,067)
                                                          -------           -------           -------


NET INCOME $                                                1,875           $ 1,851           $ 1,683
                                                          =======           =======           =======

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 12 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (Continued)


                       CONDENSED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                        2001             2000              1999
                                                                        ----             ----              ----

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income $                                                            1,875           $ 1,851           $ 1,683
      Adjustments to reconcile net income to cash
        provided by operations:
           (Undistributed subsidiary earnings)/
           Distributions in excess of earnings of subsidiary              (93)              945             1,067
           Compensation expense on ESOP and MRP shares                    313               333               480
           Changes in:
           Other assets                                                    --               134               116
Other liabilities                                                         (11)               52               (16)
                                                                       -------           -------           -------
                Net cash from operating activities                      2,084             3,315             3,330

CASH FLOWS FROM INVESTING ACTIVITIES
      Change in intercompany advances                                     (85)              (63)             (166)
                                                                       -------           -------           -------
                Net cash from investing activities                        (85)              (63)             (166)

CASH FLOWS FROM FINANCING ACTIVITIES
      Cash dividends paid                                              (1,709)           (1,846)           (1,974)
      Proceeds from stock options exercised                                53                --                69
      Purchase of treasury stock                                       (1,200)           (2,934)           (2,826)
                                                                       -------           -------           -------
                Net cash from financing activities                     (2,856)           (4,780)           (4,731)
                                                                       -------           -------           -------

Net change in cash and cash equivalents                                  (857)           (1,528)           (1,567)

Cash and cash equivalents at beginning of year                          2,531             4,059             5,626
                                                                       -------           -------           -------

CASH AND CASH EQUIVALENTS AT END OF YEAR                              $ 1,674           $ 2,531           $ 4,059
                                                                       =======           =======           =======

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)


NOTE 13 - EARNINGS PER COMMON SHARE

The factors used in the earnings per share computation were as follows:
(Amounts in thousands, except per share data)


                                                                         2001                  2000                  1999
                                                                         ----                  ----                  ----
Basic earnings per common share
      Net income                                                      $     1,875           $     1,851           $     1,683
                                                                      ===========           ===========           ===========

      Weighted average common shares outstanding                        1,780,119             1,897,851             2,052,443
      Less:  Average unallocated ESOP shares                              (46,458)              (61,352)              (72,496)
      Less:  Average nonvested MRP shares                                  (4,422)               (6,004)              (13,072)
                                                                      -----------           -----------           -----------

      Average shares                                                    1,729,239             1,830,495             1,966,875
                                                                      ===========           ===========           ===========

      Basic earnings per common share                                 $      1.08           $      1.01           $      0.86
                                                                      ===========           ===========           ===========




Diluted earnings per common share
      Net income                                                      $     1,875           $     1,851           $     1,683
                                                                      ===========           ===========           ===========

      Weighted average common shares outstanding for basic
       earnings per  common shares                                      1,729,239             1,830,495             1,966,875
      Add:  Dilutive effects of stock options                              11,701                 2,827                15,874
      Add:  Dilutive effects of average nonvested MRP shares                   --                    --                    --
                                                                      -----------           -----------           -----------

      Average shares and dilutive potential
        common shares                                                   1,740,940             1,833,322             1,982,749
                                                                      ===========           ===========           ===========

      Diluted earnings per common share                               $      1.08           $      1.01           $      0.85
                                                                      ===========           ===========           ===========


Stock options covering 79,736, 181,590 and 72,436 shares of common stock were not considered in computing diluted earnings per common share for 2001, 2000 and 1999, respectively. In addition, nonvested MRP awards for 3,687, 5,035, and 7,820 shares of common stock were not considered in computing diluted earnings per common share for 2001, 2000 and 1999 as they were antidilutive.

                                  (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

NOTE 14 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables summarize selected quarterly results of operations for 2001 and 2000.

                                                           Three months ended
                                                           ------------------
December 31, 2001                     March 31          June 30        September 30        December 31
                                      --------          -------        ------------        -----------
                                                   (In thousands except per share data)

Interest and dividend income          $ 6,599           $ 6,358           $ 6,036           $ 5,725
Interest expense                       (4,114)           (3,971)           (3,723)           (3,390)
                                      -------           -------           -------           -------
Net interest income                     2,485             2,387             2,313             2,335
Provision for loan losses                (105)              (84)              (84)              (85)
                                      -------           -------           -------           -------
Net interest income after
  provision for loan losses             2,380             2,303             2,229             2,250
Noninterest income                        405               373               458               729
Noninterest expense                    (1,970)           (2,018)           (2,026)           (2,229)
                                      -------           -------           -------           -------
Income before income tax                  815               658               661               750
Income tax expense                       (293)             (226)             (226)             (264)
                                      -------           -------           -------           -------
Net income                            $   522           $   432           $   435           $   486
                                      =======           =======           =======           =======

Earnings per share
  Basic                               $  0.30           $  0.25           $  0.25           $  0.28
                                      =======           =======           =======           =======
  Diluted                             $  0.30           $  0.25           $  0.25           $  0.28
                                      =======           =======           =======           =======
Dividends declared per share          $  0.25           $  0.25           $  0.25           $  0.25
                                      =======           =======           =======           =======

                                                           Three months ended
                                                           ------------------
December 31, 2000                     March 31,         June 30,        September 30,      December,31
                                      ---------         --------        -------------      -----------
                                                 (In thousands except per share data)

Interest and dividend income          $ 5,986           $ 6,402           $ 6,552           $ 6,613
Interest expense                       (3,564)           (3,887)           (4,136)           (4,143)
                                      -------           -------           -------           -------
Net interest income                     2,422             2,515             2,416             2,470
Provision for loan losses                 (84)              (84)              (84)              (97)
                                      -------           -------           -------           -------
Net interest income after
  provision for loan losses             2,338             2,431             2,332             2,373
Noninterest income                        299               301               352               342
Noninterest expense                    (2,006)           (1,980)           (1,924)           (1,918)
                                      -------           -------           -------           -------
Income before income tax                  631               752               760               797
Income tax expense                       (226)             (267)             (271)             (325)
                                      -------           -------           -------           -------
Net income                            $   405           $   485           $   489           $   472
                                      =======           =======           =======           =======

Earnings per share
  Basic                               $  0.22           $  0.26           $  0.27           $  0.26
                                      =======           =======           =======           =======
  Diluted                             $  0.22           $  0.26           $  0.27           $  0.26
                                      =======           =======           =======           =======
Dividends declared per share          $  0.25           $  0.25           $  0.25           $  0.25
                                      =======           =======           =======           =======

Board of Directors of Western Ohio Financial Corporation and Cornerstone Bank

David L. Dillahunt
         Senior Vice President, Advest, Inc.
John W. Raisbeck
         President and Chief Executive Officer, Cornerstone Bank
Howard V. Dodds
         Chief Executive Officer, Howard's Foods, Inc.
John E. Field
         Chairman of the Board, Wallace & Turner, Inc.
Jeffrey L. Levine
         President, Larry Stein Realty and Levine Realty Co.
William N. Scarff
         Chairman of the Board, Scarff's Nursery, Inc.
Aristides G. Gianakopoulos
         President, The Champion Company

Officers of Western Ohio Financial Corporation

John W. Raisbeck
         President and Chief Executive Officer
John T. Heckman
         Executive Vice President
William E. Whitmoyer
         Senior Vice President
Robert P. Brezing
         Senior Vice President
Craig F. Fortin
         Senior Vice President, Treasurer & Chief Financial Officer Suzanne E. Moeller
         Corporate Secretary

Officers of Cornerstone Bank

John W. Raisbeck
         President and Chief Executive Officer
John T. Heckman
         Executive Vice President, Operations and Administration
William E. Whitmoyer
         Senior Vice President, Mortgage Lending
Robert P. Brezing
         Senior Vice President, Business Banking
Craig F. Fortin
         Senior Vice President, Treasurer & Chief Financial Officer Suzanne E. Moeller
         Assistant Vice President and Corporate Secretary

Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available without charge upon request to:
         Investor Relations
         Western Ohio Financial Corporation
         28 East Main Street
         P.O. Box 509
         Springfield, OH 45501-0509
         (937) 325-9990

Annual Meeting

The Annual Meeting of Shareholders of Western Ohio Financial Corporation will be held at 9:00 AM on Thursday, April 25, 2002, at the Springfield Inn, 100 South Fountain Avenue, Springfield, OH 45502.

Transfer Agent

Computershare Trust Company, Inc. serves as the transfer agent for Western Ohio Financial Corporation's shares. Communications regarding change of address, transfer of shares, and lost certificates should be sent to:
         Computershare Trust Company, Inc.
         12039 W. Alameda Parkway, Suite Z-2
         Lakewood, CO 80228

Legal Counsel

Local Counsel
Martin Browne Hull & Harper
1 South Limestone Street
Springfield, OH 45502

Special Counsel
Katten Muchin Zavis
1025 Thomas Jefferson St., N.W.
East Lobby, Suite 700
Washington, DC 20007-5201

Market Makers

Advest, Inc.
One Commercial Plaza
280 Trumbull Street
Hartford, CT 06103
(203) 525-1421

Dain Rauscher, Inc.
Suite 3000
500 West Madison Street
Chicago, IL 60604
(315) 855-7600

Friedman Billings Ramsey & Co.
Potomac Tower
18th Floor
1001 19th Street North
Arlington, VA 22209
(703) 312-9600

Keefe, Bruyette & Woods, Inc.
787 7th Ave., 4th Floor
New York, NY 10019
(800) 966-1559

McDonald Investments, Inc.
800 Superior Ave.
Cleveland, OH 44114-2603
(216) 443-2300

Sandler O'Neill & Partners, L.P.
919 Third Ave., 6th Floor
New York, NY 10022
(212) 466-7744

Visit any of our branch office locations and get connected!

We invite you to call on the Cornerstone Bank office nearest you for your personal and business banking needs. Stop by the office in your community to learn more, or call (800) 600-1884.

Main Springfield Office o (937) 325-4683
28 E Main Street
Springfield, OH 45502-1306

Upper Valley Office o (937) 323-8381
1480 Upper Valley Pike
Springfield, OH 45504-4024

New Carlisle Office o (937) 845-3256
210 N Main Street
New Carlisle, OH 45344-1837

Beavercreek Office o (937) 427-6361
3216 Seajay Drive
Beavercreek, OH 45430-1355

Yellow Springs Office o (937) 767-2060
50 Kahoe Lane
Yellow Springs, OH 45387-1237

Enon Office o (937) 864-1928
7601 Dayton Road
Fairborn, OH 45324-1903

Centerville Office o (937) 432-9705
6291 Wilmington Pike
Dayton, OH 45459-7108