Form 10-K, Exhibit 13
period 2002-12-31
WESTERN OHIO FINANCIAL CORP
filed 2003-03-25
CIK 920769

                                                                               .
                                                                               .
                                                                               .
                                                                     Exhibit 13


TABLE OF CONTENTS




Letter to Shareholders                                                        2

Market Price of Western Ohio Financial Corporation's
   Common Shares and Related Shareholder Matters                              5

Selected Consolidated Financial Information                                   6

Management's Discussion and Analysis of Financial
   Condition and Results of Operations

General                                                                       8
Forward-Looking Statements                                                    9
Analysis of Financial Condition                                              12
Comparison of Years Ended December 31, 2002 and December 31, 2001            13
Comparison of Years Ended December 31, 2001 and December 31, 2000            15
Average Balances, Interest Rates and Yields                                  19
Rate/Volume Analysis                                                         20
Asset/Liability Management and Market Risk                                   21
Liquidity and Capital Resources                                              23
Impact of Inflation and Changing Prices                                      24

Report of Independent Auditors                                               26

Consolidated Financial Statements                                            27
  Notes to Consolidated Financial Statements                                 33

Western Ohio Financial Corporation and Subsidiary Shareholder Information    56

Board of Directors and Officers                                              56

Market Makers                                                                58


                                                                              1.

Dear Fellow Shareholders:

2002 was a very strong year for WOFC and its sole subsidiary, Cornerstone Bank, continuing a five-year trend of improvement in net income, earnings per share, return on assets and return on equity. The sources of material improvement were broad based:

    - Net income improved 25% over 2001 from $1,875,000 to $2, 347,000. On a per share basis earnings increased from $1.08 to $1.35 on a fully diluted basis.

    - Over the last five fiscal years, net income per share diluted has improved each and every year at an average annual rate of 23.6%, rising from $0.58 per share in 1998 to $1.35 per share in 2002.

    - From 2001 to 2002, non-interest income increased 60% from deposit related and other service charges plus mortgage banking, loan sales and loan fees from business banking. Once a significant weakness, non-interest income is becoming a major strength.

    - Asset quality improved from 2001 to 2002 based on significantly lower average impaired loans and non-performing loan levels as well as net charge offs.

    - The deposit mix also changed from 58% dependence on CDs in 2001 to 50% in 2002, while core deposits rose 20%. This compares to nearly 64% dependence as late as two years ago.

    - Residential mortgage loan volume climbed to record levels again exceeding last year's record volume, driven largely by residential mortgage refinancings resulting from continued low interest rates.

    - Business banking loans and services continued to grow, exceeding last year's performance both in volume and loan-related fees. Commercial deposits also increased significantly.

    - Our capital position remains strong, well in excess of required minimums.

    - The new Centerville branch, which opened in November of 2001, continues to meet performance expectations.

                                                                              2.

It is appropriate to stress that while 2002 was an excellent year, it wasn't done in a day or only by what we did in 2002. It was the result of planning that started a few years ago when we focused on hiring and training the right people and putting them in the right positions, changing the mix of earning assets and deposits, and investing our resources in production areas such as mortgage lending and business banking that could have the most immediate as well as long-term impact on improving the Company's performance.

Finally, over the last two years we focused more on the Retail Banking unit which includes our retail branches. The branches had been stable but relatively limited in the breadth of their on-site product offerings and cross-selling capabilities. Both product menu and sales and service capabilities have been expanded. The results of our continuing efforts materially complemented our results in the retail and business lending areas. We felt we could succeed with any two of our production units up to competitive speed - now we have all three with the branches. That is a powerful, competitive force.

We also strengthened our relationship banking approach by adding packaged products and services to attract new customers while retaining existing customers through cross-selling efforts. We have added a Homeowners' Package, a Renters' Package, a CD/Money Market Investor Package, and a Bank-at-Work Package using "Building Better Tomorrows...One Relationship At A Time" as our theme. The total effort made in retail banking exemplified our concept of teamwork. The improved sales and service culture has never been more important than it was in the past year and it will be in the years to come. Our goal continues to be the development of our sales and service skills to meet the expectations of our current and future customers. Our retail, mortgage and business banking units are working together to significantly improve our market share with each unit recognizing their interdependence for our future growth and success.

One of our primary continuing goals is to make Cornerstone Bank a place where people enjoy their jobs. Based on our 2002 Annual Employee Satisfaction Survey, working environment continues to be what our employees like most about working at Cornerstone. This is noticed by our customers, who continue to tell us about our friendly and helpful attitude.

The positive, caring attitude of our employees continues to show with our involvement in the communities we serve. We were especially pleased when the United Way of Clark and Champaign Counties notified us recently that it was going to award Cornerstone Bank its 2002 Morrey Shifman United Way Spirit Award. This award recognizes Cornerstone Bank as an outstanding company that demonstrates a high level of spirit and commitment to United Way and our community. Our employees and the Board of Directors couldn't be more proud of this special and distinguished recognition.

                                                                              3.

Corporate governance issues have received major attention largely through well-publicized abuses by some senior executives, boards of directors and auditing firms. Redress of these transgressions has come rather quickly from congressional legislation, most notably the Sarbanes-Oxley Act of 2002. Western Ohio has kept abreast of these actions and has taken steps to maintain compliance with the Act and other related rules set forth by the Securities and Exchange Commission and NASDAQ. We will continue to do so as the regulations are finalized.

The national economy remains flat, and even though economic reports provide some evidence that the U.S. economy is improving and is generally positioned for a recovery, we have made the assumption that it will remain flat for a while. The remaining overhanging clouds of war and terrorism have dampened stock market prices and blunted consumer demand and capital spending plans by industry. The geo-political risks in particular will likely continue to keep buyers away in strength until the air has cleared.

In spite of our success on a broad basis we are still challenged to improve the Company's earnings, especially as we head into what could be a relatively flat year of overall growth in our defined market as well as nationally. In spite of an uncertain market environment we have developed strategies which we believe will help us offset some of the effects of these challenging conditions.

We have initiated a lot of change over the past few years. Change is not always popular, but change is necessary, even guaranteed. Many times we have no control over it, but we have to cope with it. We believe we are positioned to take the initiative when we can to meet change and thrive with it.

We believe we continue to head in the right direction. Cornerstone Bank is a safe and sound community bank with quality people, strong capital, modern technology and a firm commitment to winning more profitable relationships. 2003 should be another year of improvement and we invite you to grow with us.

We sincerely appreciate the continued support of our shareholders, the Board of Directors and our valued customers and staff.

John W. Raisbeck
President and Chief Executive Officer


David L. Dillahunt
Chairman of the Board

                                                                              4.

MARKET PRICE OF WESTERN OHIO FINANCIAL CORPORATION'S
COMMON SHARES AND RELATED SHAREHOLDER MATTERS



There were 1,755,111 common shares of WOFC outstanding, excluding unearned employee benefit plan shares, on December 31, 2002, held of record by approximately 574 registered shareholders and 1,175 beneficial holders behind brokers, banks, and depositories. Price information with respect to WOFC's common shares is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System. The Wall Street Journal publishes daily trading information for our stock under the abbreviation "WstnOH Fnl" in the National Market Listing.


                                  Fiscal Year 2002                           Fiscal Year 2001
                           Low          High       Dividend            Low         High       Dividend
                       ---------------------------------------     --------------------------------------
First quarter             $18.55       $20.35        $.25             $17.25      $18.75        $.25
Second quarter             19.10        21.02         .25              17.50       18.69         .25
Third quarter              18.77        21.00         .25              17.78       18.65         .25
Fourth quarter             19.87        21.50         .25              17.25       19.45         .25


The Corporation has repurchased shares and intends to continue to repurchase shares in order to enhance shareholder value when the Board of Directors considers it to be in the best interest of the Corporation's shareholders. During 2002 the Corporation repurchased 22,200 shares and 64,600 in 2001. The Corporation's ability to repurchase shares will continue to be limited by its earnings and profits, and pre-1988 bad debt tax reserves included in Cornerstone's retained earnings.

There were no sales of unregistered securities during 2002.

                                                                              5.

SELECTED CONSOLIDATED FINANCIAL INFORMATION



                                                               December 31,
                                       ------------------------------------------------------------
                                         2002         2001         2000         1999         1998
                                       --------     --------     --------     --------     --------
                                                              (In Thousands)
Selected Financial Condition Data:

Total assets                           $346,795     $341,711     $352,562     $329,685     $327,728
Loans, net                              256,883      269,300      283,604      254,871      234,812
Cash and cash equivalents                19,312       16,915        4,805        9,614       13,854
Mortgage-backed securities               36,866       36,006       39,219       41,591       50,044
Securities                                9,135        3,642        9,434        8,775       15,402
Deposits                                219,169      220,287      208,332      202,331      192,966
Borrowed funds                           81,243       76,655      100,225       82,183       85,252
Total stockholders' equity               43,205       41,945       41,810       42,989       47,594


                                                           December 31,
                                   ------------------------------------------------------------
                                     2002         2001         2000         1999         1998
                                   --------     --------     --------     --------     --------
                                                          (In Thousands)
Selected Operations Data:
-------------------------

Total interest income              $ 21,381     $ 24,718     $ 25,624     $ 23,415     $ 25,856
Total interest expense               11,462       15,199       15,730       13,632       15,992
                                   --------     --------     --------     --------     --------
Net interest income                   9,919        9,519        9,894        9,783        9,864
Provision  for loan losses              343          358          349          246         (363)
                                   --------     --------     --------     --------     --------
Net interest income after pro-
     vision for loan losses           9,576        9,161        9,545        9,537       10,227

Noninterest income:
     Service charges                  2,278        1,603        1,182        1,085        1,005
     Gain on sales of loans
           and securities               730          314           75          111          652
     Gain on sale of branches            --           --           --           --        2,054
     Other noninterest income            85           22           37           65          (22)
                                   --------     --------     --------     --------     --------
Total noninterest income              3,093        1,939        1,294        1,261        3,689
Total noninterest expense             9,136        8,216        7,899        8,127        9,757
                                   --------     --------     --------     --------     --------

Income before income taxes            3,533        2,884        2,940        2,671        4,159

Income tax expense                    1,186        1,009        1,089          988        2,864
                                   --------     --------     --------     --------     --------
Net income                         $  2,347     $  1,875     $  1,851     $  1,683     $  1,295
                                   ========     ========     ========     ========     ========


                                                                              6.

SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                                                 December 31,
                                                       ----------------------------------------------------------------
                                                         2002          2001          2000          1999          1998
                                                       --------      --------      --------      --------      --------
Selected Financial Ratios and Other Data:
-----------------------------------------

Performance Ratios:
    Return on assets (ratio of net income to
      average total assets)                                0.68 %        0.54 %        0.54 %        0.52 %        0.36 %
    Interest rate spread information:
      Average during year                                  2.55          2.30          2.44          2.57          2.40
      End of year                                          2.54          2.20          2.65          2.37          2.55
    Net interest margin                                    2.95          2.83          2.99          3.13          2.91
    Ratio of operating expense to
      average total assets                                 2.64          2.37          2.32          2.51          2.69
    Return on equity  (ratio of net
      income to average equity)                            5.47          4.43          4.50          3.75          2.42

Quality Ratios:
    Non-performing assets to total assets at end
      of year                                              0.51          0.82          1.02          0.83          1.39
    Allowance for loan losses to non-performing
      loans                                              101.52         60.15         46.24        100.94         70.47
    Allowance for loan losses to total loans               0.70          0.63          0.58          1.09          1.39
    Allowance for loan losses to classified assets        28.78         51.04         42.30         75.14         68.89

Capital Ratios:
    Total equity to total assets at end of
      year                                                12.46         12.27         11.86         13.04         14.52
    Average equity to average assets                      12.40         12.21         12.09         13.87         14.80
    Ratio of average interest-earning assets to
      average interest-bearing liabilities                 1.12 x        1.12 x        1.12 x        1.13 x         1.11 x

Per Share Data:
    Earnings per share-Basic                           $   1.36          1.08          1.01          0.86          0.60
    Earnings per share-Diluted                             1.35          1.08          1.01          0.85          0.58
    Dividend payout ratio                                  0.74 x        0.93 x        0.99 x        1.18 x        1.67 x
    Book value per share                               $  24.62         23.89         23.15         21.82         23.45
    Cash dividends paid                                $   1.00          1.00          1.00          1.00          1.00

Number of full service offices                                7             7             6             6             6

                                                                              7.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Western Ohio Financial Corporation ("the Corporation" or "WOFC"), holds Cornerstone Bank ("Cornerstone"), a federal savings bank the business of which as its principal subsidiary has traditionally consisted of attracting deposits from the general public and making loans secured by residential and nonresidential real estate. Cornerstone's profitability, and consequently the Corporation's profitability is primarily dependent upon its net interest income, which is the difference between interest income on its loan and investment portfolio and interest paid on deposits and other borrowed funds and the levels of non-interest income and non-interest expense. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. Non-interest income consists primarily of service charges and other fees, gains on sales of securities and other assets. Non-interest expense includes salaries and employee benefits, occupancy of premises, federal deposit insurance premiums, franchise taxes, data processing expenses and other operating expenses. In October 1997, the Corporation formed another subsidiary, CornerstoneBanc Financial Services, Incorporated (formerly West Central Mortgage Services, Incorporated), ("CFSI"). The primary business of CFSI is to hold 1-4 family mortgage loans from outside the Corporation's primary market area.

The operating results of the Corporation are also affected by general economic conditions, the monetary and fiscal policies of federal agencies and the policies of agencies that regulate financial institutions. The Corporation's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which is, in turn, affected by the interest rates at which such loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

The Corporation's primary market area consists of Clark, Greene and portions of Montgomery counties. Located in west-central Ohio, Clark and Greene counties economic environment consists of a traditional industrial base supplemented by the service and support industries, and its close proximity to a major U.S. military installation, Wright Patterson Air Force Base. Since September 11, 2001, the Air Force Base has increased some of its military operations and this could increase the economic environment in Clark and Greene counties. Navistar Truck Manufacturer is the largest industrial employer in Clark county. Its Clark county operations have provided stable employment for the area over the last several decades. However, in the past couple of years, the Corporation has shifted its operations to smaller truck production. This has led to several layoffs and could possibly affect the Corporation's market area. The Community Hospital, Clark State Community College and Wittenberg University are also major employers in the area. In 2001, Clark county had an unemployment rate of 5.5% as compared to the State of Ohio at 4.5%. The unemployment rate in Clark county increased to 6.4% in 2002 as


                                                                              8.

compared with 5.0% for the State of Ohio. For the year ended 2002, Greene county had an unemployment rate of 3.9%, up from 3.6% in 2001. In addition, Montgomery county had an unemployment rate of 4.7% in 2002 compared to 4.4% in the year 2001.

According to the estimated 2001 U.S. Census, Clark county had a population of approximately 144,076, Greene county 148,426 and Montgomery county 554,232. In comparison to the 1990 U.S. Census, Clark county decreased .5%, Greene county increased .4% and Montgomery county decreased .9%.

The Corporation offers a range of customer services and products, including deposit accounts and loans. These loans are primarily one-to-four family mortgage loans, multi-family and commercial real estate loans, home equity lines of credit and commercial loans. Smaller portions of the Corporation's loans receivable consist of construction and consumer loans.

Management and the Board of Directors of the Corporation have sought to enhance shareholder value by using excess capital to repurchase outstanding shares when business and market conditions warrant. As a practical manner, however, the Corporation's ability to repurchase shares will continue to be limited by its earnings and profits and pre-1988 bad debt tax reserves included in Cornerstone's retained earnings.


FORWARD-LOOKING STATEMENTS


When used throughout this document, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projected," or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Bank's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Bank's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Factors listed above could affect the Corporation's financial performance and could cause actual results for future periods to differ materially from any statements expressed with respect to future periods.

The reader should not place undue reliance on any forward-looking statements. The Corporation does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events or for any other reason.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Western Ohio's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates,

                                                                              9.

assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment, write-down or valuation reserve to be established, or when as asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.


                                                                             10.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and the estimates underlying those amounts, management has identified the determination of the allowance for loan losses, the valuation of retained interests, including mortgage and other servicing assets to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses.

Retained interests, including mortgage servicing assets, are established and accounted for based on discounted cash flow modeling techniques which require management to make estimates regarding the amount and timing of expected future cash flows, including assumptions about loan repayment rates, credit loss experience, and costs to service, as well as discount rates that consider the risk involved. Because the values of these assets are sensitive to changes in assumptions, the valuation of retained interests is considered a critical accounting estimate.

                                                                             11.

ANALYSIS OF FINANCIAL CONDITION

Total assets of the Corporation increased $5.1 million from $341.7 million in 2001 to $346.8 million in 2002. This increase was reflective of increases in securities, cash and cash equivalents, other assets and offset by a decrease in loans receivable. Cash and cash equivalents increased $2.4 million from $16.9 million at December 31, 2001 to $19.3 million at December 31, 2002. Securities increased $6.4 million from $39.6 million at December 31, 2001, to $46.0 million at December 31, 2002. The primary reason for the increase in cash and cash equivalents, securities, and other assets was the repayment and selling of loans receivable. The increase in other assets was the result of the Corporation purchasing bank owned life insurance policies with an aggregate single premium of $8.3 million.

Net loans receivable decreased from $269.3 million at December 31, 2001, to $256.9 million at December 31, 2002, a decrease of $12.4 million, or 4.6%. The decrease was primarily the result of selling $29.5 million of new mortgage loan originations along with loan amortization and payoffs exceeding loan origination volume. Traditional one-to-four family residential mortgage loans decreased $30.8 million from $154.9 million at December 31, 2001 to $124.1 at December 31, 2002. For the year, this decrease was partially offset by other real estate mortgage loans increasing $18.2 million from $68.8 million at December 31, 2001 to $87.0 million at December 31, 2002. This increase is primarily the result of purchasing $12.8 million of non-residential real estate secured loan participations from within the Columbus, Ohio area. These changes continue Cornerstone's effort to diversify its portfolio into more commercial and other real estate mortgage type loans in order to increase loan interest income and limit the duration of its typical one-to-four family mortgage portfolio.

Securities available for sale increased $6.4 million from $39.6 million at December 31, 2001 to $46.0 million at December 31, 2002. The increase was due to purchases of securities of $29.4 million offset by sales of $11.9 million and principal repayments on existing mortgage-backed securities available for sale.

Liabilities increased from $299.8 million at December 31, 2001, to $303.6 million at December 31, 2002, an increase of $3.8 million, or 1.3%. The primary reason for the increase in total liabilities was an increase in advances from the Federal Home Loan Bank ("FHLB"). Advances increased $4.5 million, or 6.0%, to $81.2 million at December 31, 2002 from $76.7 million at December 31, 2001. The FHLB advances are secured by a blanket pledge of mortgages to the FHLB and are not tied to specific securities or mortgages. Under the blanket pledge, the Corporation had approximately $24 million in additional borrowing capacity with the FHLB at December 31, 2002.

Deposits decreased $1.1 million from $220.3 million as of December 31, 2001 to $219.2 million as of December 31, 2002. The decrease occurred in certificate of deposit accounts, which decreased $17.8 million or 13.73% from $129.6 million at December 31, 2001 to $111.8 million at December 31, 2002. Deposits in the money market accounts increased $9.0 million from $57.5 million at December 31, 2001 to $66.5 million at December 31, 2002. Deposits in checking accounts increased $7.7 million to $29.4 million at December 31, 2002 from $21.7 million at December 31, 2001. Management's strategy has been to encourage

                                                                             12.

multiple deposit relationships and achieve parity in pricing between certificates of deposits and wholesale funding from the FHLB.

Total shareholders' equity increased $1.3 million from $41.9 million at December 31, 2001 to $43.2 million at December 31, 2002. This increase was due primarily to net income of $2.3 million for the period, an improvement of $409,000 in accumulated other comprehensive income and $670,000 of stock options exercised or earned. The increase was offset in part by dividend payments of $1.7 million and the Company's repurchase, for $443,000, of 22,200 shares of its common stock during the year 2002.

COMPARISON OF RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

The Corporation's results of operations depend primarily on the level of its net interest income and non-interest income and the level of its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them. In addition, the Corporation receives fees from loan originations, loan sales, late payments, loan servicing and payments for service related to transaction and other deposit accounts, and from dividends on its FHLB stock.

GENERAL. Net income for the year ended December 31, 2002, was $2.3 million, an increase of $472,000 or 25.2% compared to the year ended December 31, 2001. The increase was primarily the result of an increase in non-interest income in 2002 of $1.2 million, offset in part by an increase in total noninterest expense. In addition, net interest income was up $400,000. The returns on average assets and average shareholders' equity in 2002 were 0.68% and 5.47%, respectively, compared to 0.54% and 4.43% in 2001. Basic earnings per share increased $.28 per share from $1.08 per share for 2001 to $1.36 per share for 2002.

Net interest income is the largest component of the Corporation's income and is affected by the interest rate environment and volume and composition of interest-earning assets and interest-bearing liabilities. Net interest income increased $400,000 from $9,519,000 to $9,919,000, or 4.2%, primarily due to lower interest rates on interest-bearing liabilities as the shift of deposits went from certificates of deposits to checking accounts and money market accounts, partially offset by lower rates on loans and securities. The continued general decrease in market rates on liabilities during the year 2002 positively impacted the Corporation's net interest margin, which increased 12 basis points from 2.83% in 2001 to 2.95% in 2002. The average cost of funds decreased to 3.81% in 2002 from 5.04% in 2001. Management does not expect this trend of decreasing liability costs to continue in 2003.

The provision for loan losses for the year ended December 31, 2002, was $343,000, a decrease of $15,000 compared to $358,000 for the year ended December 31, 2001. Non-interest income increased $1.2 million to $3,093,000 primarily due to an increase in deposit fees, service charges, security sales, and gains on loan sales. Non-interest expense increased $920,000, from $8.2 million at December 31, 2001, to $9.1 million at December 31, 2002, primarily the result of increases in salaries, benefits and professional services. Income taxes increased $178,000 from $1.0 million at December 31, 2001, to $1.2 million at

                                                                             13.

December 31, 2002, as a result of higher tax expense associated with the additional net income.

INTEREST INCOME. Total interest income decreased $3.3 million, or 13.5% for the year ended December 31, 2002, compared to the prior year. This decrease is due primarily to lower interest rates on loans and securities and to a lesser extent to a decrease in volume. Total gross loans decreased 4.6% with the decrease primarily in one-to-four family real estate loans. With the overall decrease in rates during the year, new loans were added with lower rates during 2002 compared to new loans added during 2001. Interest from securities and other sources fell by $250,000 primarily due to lower rates on securities and overnight investments partially offset by an increase in the average balances of securities held for sale.

INTEREST EXPENSE. Total interest expense decreased $3.7 million or 24.6% for the year ended December 31, 2002, compared to the prior year 2001. The decrease was due primarily to lower market interest rates on all deposit accounts and the shift from certificate of deposits to checking and money market accounts, and to a lesser extent to a decrease in volume. Overall, interest on deposits decreased $3.0 million or 29.3% for the year ended December 31, 2002 from $10.3 million in December 31, 2001 to $7.3 million in December 31, 2002. Interest on FHLB borrowings decreased $724,000 or 14.7% from $4.9 million in 2001 to $4.2 million in 2002 due to a decrease in interest rates and a decrease in average outstanding borrowings from the FHLB.

PROVISION FOR LOAN LOSSES. The Corporation maintains an allowance for loan losses in an amount, which, in management's judgment, is adequate to absorb probable losses in the loan portfolio. While management utilizes its best judgment and information available, ultimate adequacy of the allowance is dependent on a variety of factors, including performance of the Corporation's loan portfolio, the economy, changes in real estate values and interest rates and the view of the regulatory authorities toward loan classifications. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level considered adequate to absorb probable losses in the loan portfolio. The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, changes in size and composition of the loan portfolio and specific borrower considerations, including ability of the borrower to repay the loan and the estimated value of the underlying collateral. The provision for loan losses totaled $343,000 and $358,000 for the year ended December 31, 2002 and December 31, 2001.

Net charge-offs were $232,000 and $328,000 for the years ended December 31, 2002 and December 31, 2001 respectively. Allowance for loan loss increased $111,000 from $1.7 million in 2001 to $1.8 million in 2002.During the same period, nonresidential and commercial balances increased $15.8 million. With respect to the higher concentrations in nonresidential and commercial loans, management believes that the total allowance of $1.8 million on total loans of $260 million at December 31, 2002 is adequate. The Corporation will continue to review its allowance for loan losses and make further provisions as economic and asset quality conditions dictate.

Non-performing loans decreased to $1.8 million at December 31, 2002 from $2.8 million at December 31, 2001. This decrease occurred primarily in commercial loans and one-to-four family mortgage loans.


                                                                             14.

At December 31, 2002 approximately $1.5 million, or 86% of the non-performing loans, were secured by one-to-four family mortgages where the Corporation is well secured and has had low loan loss experience.

The Corporation will continue to review its allowance for loan losses and make further provisions as economic and asset quality conditions dictate. Although the Corporation maintains its allowance for loan losses at a level that it considers to be adequate to provide for probable incurred losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Corporation's determination as to the amount of the allowance for loan losses is subject to review by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), which can order the establishment of additional allowances. At December 31, 2002, the Corporation was aware of no regulatory directives or suggestions that the Corporation make additional provisions for losses on loans.

NON-INTEREST INCOME. Non-interest income increased $1.2 million from $1,939,000 in 2001 to $3,093,000 in 2002. Service charges on loans and deposits increased approximately $675,000 during 2002. Service charges on deposits, including non-sufficient funds and ATM charges, increased $589,000. The Corporation believes these deposit service charges are sustainable due to its new overdraft honor program, which provides to most customers the courtesy of honoring checks drawn on insufficient balances, up to limits established by management. Loan service and prepayment fees increased $85,000 due to increased volume from lower rates during the year. Additionally, gain on loan sales increased $167,000 to $504,000 in 2002 due to the sale of $29.5 million of new mortgage loan originations. This compares to gains on loan sales in 2001 of $337,000 on new mortgage loan originations of $13.7 million. In addition, gains on securities increased by $249,000 to $226,000 as of December 31, 2002 compared to a loss of $23,000 for December 31, 2001.

NON-INTEREST EXPENSE. Total non-interest expense increased 11.2% in 2002, from $8.2 million in 2001 to $9.1 million in 2002. The increase is primarily due to increases in salaries and benefits of $673,000 and an increase in occupancy expense of $22,000. Professional services increased $106,000 from $508,000 in 2001 to $614,000 in 2002. This is due primarily to the fees payable to the consultants on the overdraft honor program. As noted above, the service charges on deposits have more than offset this expenditure. Other noninterest expense consists of items such as telephone, printing and supplies and loan expenses. Additionally, included in the 2002 totals is approximately $396,000 of expenses related to the Corporation's Centerville, Ohio branch which opened in September 2001.

INCOME TAX EXPENSE. Income tax expense was $1.2 million for the year ended December 31, 2002, an increase of $177,000 from the same period the prior year. Income taxes increased primarily due to higher net income. The Corporation's effective tax rate for 2002 and 2001 was 33.6% and 35.0%.

COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

GENERAL. Net income for the year ended December 31, 2001, was $1.9 million, an increase of $24,000 compared to the year ended December 31, 2000. The increase was primarily the result of an increase in non-interest income in 2001 of $645,000, offset in part by a decrease in

                                                                             15.

net interest income after provision for loan losses and higher total noninterest expense. In this respect, net interest income was down $375,000 and noninterest expenses were up $317,000 in 2001. The returns on average assets and average shareholders' equity in 2001 were 0.54% and 4.43%, respectively, compared to 0.54% and 4.50% in 2000. Basic earnings per share increased $.07 per share from $1.01 per share for 2000 to $1.08 per share for 2001. The seven percent increase in basic earnings per share was attributable to the Corporation's repurchase of 64,600 shares in 2001 and 180,000 shares in 2000.

Net interest income is the largest component of the Corporation's income and is affected by the interest rate environment and volume and composition of interest-earning assets and interest-bearing liabilities. Net interest income decreased $375,000 from $9,894,000 to $9,519,000, or 3.8%, primarily due to lower interest rates on loans and securities and partially offset by lower rates on interest-bearing liabilities and somewhat higher average outstanding loan balances. The general decrease in market rates on loans during the year 2001 negatively impacted the Corporation's net interest margin, which decreased 16 basis points from 2.99% in 2000 to 2.83% in 2001.

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

PROVISION FOR LOAN LOSSES. The provision for loan losses for the year ended December 31, 2001, was $358,000, an increase of $9,000 compared to $349,000 for the year ended December 31, 2000. The Corporation maintains an allowance for loan losses in an amount, which, in management's judgment, is adequate to absorb probable losses in the loan portfolio. While management utilizes its best judgment and

                                                                             16.

information available, ultimate adequacy of the allowance is dependent on a variety of factors, including performance of the Corporation's loan portfolio, the economy, changes in real estate values and interest rates and the view of the regulatory authorities toward loan classifications. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level considered adequate to absorb probable incurred losses in the loan portfolio. The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, changes in size and composition of the loan portfolio and specific borrower considerations, including ability of the borrower to repay the loan and the estimated value of the underlying collateral. Management believes that the total allowance of $1.7 million on total loans of $271 million at December 31, 2001, is adequate given the collateral supporting non-performing loans, area economic conditions, the level of impaired and non-performing loans, and the composition of the loan portfolio.

Net charge-offs were $328,000 for the year ended December 31, 2001 compared to $1,465,000 for the same period in 2000. The decrease is primarily due to the Corporation resolving portions of two other problem loan relationships during the year 2000. In addition, $125,000 of charge offs was on indirect auto loans. The Corporation discontinued this product several years ago and the remaining portfolio is only $471,000 at year-end 2001.

Non-performing loans decreased to $2.8 million at December 31, 2001 from $3.6 million at December 31, 2000. This decrease occurred primarily in commercial loans and one-to-four family mortgage loans. At December 31, 2001 approximately $1.8 million, or 64% of the non-performing loans, were secured by one-to-four family mortgages where the Corporation is well secured and has had low loan loss experience. Additionally, in January 2002 the Corporation resolved approximately $450,000 in non-performing loans.

The Corporation will continue to review its allowance for loan losses and make further provisions as economic and asset quality conditions dictate. Although the Corporation maintains its allowance for loan losses at a level that it considers to be adequate to provide for probable incurred losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Corporation's determination as to the amount of the allowance for loan losses is subject to review by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), which can order the establishment of additional allowances. At December 31, 2001, the Corporation was aware of no regulatory directives or suggestions that the Corporation make additional provisions for losses on loans.

NON-INTEREST INCOME. Non-interest income increased $645,000 from $1,294,000 in 2000 to $1,939,000 in 2001. Service charges on loans and deposits increased approximately $421,000 during 2001. Service charges on deposits, including non-sufficient funds and ATM charges, increased $218,000. The Corporation believes these deposit service charges are sustainable due to its new overdraft honor program. Loan service and prepayment fees increased $203,000 due to increased volume from lower rates during the year. Additionally, gain on loan sales increased $262,000 to $337,000 in 2001 due to the sale of $11.1 million of new

                                                                             17.

mortgage loan originations. Loan sales of $75,000 in 2000 were primarily the result of the sale of the Bank's credit card portfolio.

NON-INTEREST EXPENSE. Total non-interest expense increased 4.01% in 2001, from $7.9 million in 2000 to $8.2 million in 2001. The increase is primarily due to increases in salaries, benefits, and occupancy expense. In September 2001, the Corporation opened its seventh full service branch office in Centerville, Ohio. Compensation and occupancy expense of $189,000 associated with the new branch was the primary reason for the non-interest expense increase for the year. It is anticipated the new branch will have an impact on non-interest expenses again in 2002.



INCOME TAX EXPENSE. Income tax expense was $1.0 million for the year ended December 31, 2001, a decrease of $80,000 from the same period the prior year. Income taxes decreased primarily due to lower tax expense associated with the employee stock options plan. The Corporation's effective tax rate for 2001 and 2000 was 35.0% and 37.0%.

                                                                             18.

AVERAGE BALANCES, INTEREST RATES AND YIELDS. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield. The average balance of securities available for sale includes unrealized gains and losses.




                                          ---------------------------------------------------------------------------------
                                                                         Year Ended December 31,
                                          ---------------------------------------------------------------------------------
                                                           2002                                      2001
                                          ----------------------------------------   -------------------------------------
                                            Average      Interest                      Average     Interest
                                          Outstanding     Earned/         Yield/     Outstanding    Earned/      Yield/
                                            Balance        Paid            Rate        Balance       Paid         Rate
                                          -----------   -----------    -----------   -----------   --------    -----------
                                                                         (Dollars in Thousands)

Interest-earning
assets:
    Loans, net                              $269,060    $    18,316           6.81%    $279,612    $ 21,403           7.65%
    Securities                                52,754          2,578           4.89       42,836       2,600           6.07
    Interest-bearing
    deposits                                   5,619             84           1.49        5,856         161           2.75
    FHLB stock                                 8,720            403           4.62        8,236         554           6.73
                                            --------    -----------    -----------     --------    --------    -----------
      Total
      interest-earning assets                336,153         21,381           6.36      336,540      24,718           7.34

    Non-earning assets                        10,137                                     10,332
                                            --------                                   --------
      Total assets                          $346,290                                   $346,872
                                            ========                                   ========


Interest-bearing
liabilities:
    Time deposits                           $121,156          5,670           4.68     $133,226       7,966           5.98
    Demand and NOW
    deposits                                  24,382            123           0.50       19,148         156           0.81
    Savings deposits                          71,728          1,462           2.04       60,117       2,146           3.57
    Borrowings                                83,599          4,207           5.03       88,898       4,931           5.55
                                            --------    -----------    -----------     --------    --------    -----------
      Total interest-bearing
      liabilities                            300,865         11,462           3.81      301,389      15,199           5.04

    Non-earning
    liabilities                                2,481                                      3,146
                                            --------                                   --------
      Total liabilities                      303,346                                    304,535

    Equity                                    42,944                                     42,337
                                            --------                                   --------

      Total
      Liabilities/Equity                    $346,290                                   $346,872
                                            ========                                   ========


Net interest income                                     $     9,919                                $  9,519
                                                        ===========                                ========
Net interest rate spread                                                      2.55%                                   2.30%
                                                                       ===========                             ===========
Net earning assets                          $ 35,288                                   $ 35,151
                                            ========                                   ========
Net yield on average interest-
    earning assets                                                            2.95%                                   2.83%
                                                                       ===========                             ===========
Average interest-earning assets to
    average interest-bearing liabilities                      1.12X                                   1.12X


                                          -------------------------------------
                                                  Year Ended December 31,
                                          -------------------------------------
                                                         2000
                                          -------------------------------------
                                            Average    Interest
                                          Outstanding   Earned/       Yield/
                                            Balance      Paid          Rate
                                          -----------  ---------    -----------
                                                  (Dollars in Thousands)

Interest-earning
assets:
    Loans, net                              $272,724    $ 21,706           7.96%
    Securities                                48,811       3,265           6.69
    Interest-bearing
    deposits                                   1,308          91           6.96
    FHLB stock                                 7,661         562           7.34
                                            --------    --------    -----------
      Total
      interest-earning assets                330,504      25,624           7.75

    Non-earning assets                         9,957
                                            --------
      Total assets                          $340,461
                                            ========


Interest-bearing
liabilities:
    Time deposits                           $129,822       7,810           6.02
    Demand and NOW
    deposits                                  16,729         145           0.87
    Savings deposits                          58,437       2,539           4.34
    Borrowings                                91,189       5,236           5.74
                                            --------    --------    -----------
      Total interest-bearing
      liabilities                            296,177      15,730           5.31

    Non-earning
    liabilities                                3,134
                                            --------
      Total liabilities                      299,311

    Equity                                    41,150
                                            --------

      Total
      Liabilities/Equity                    $340,461
                                            ========


Net interest income                                     $  9,894
                                                        ========
Net interest rate spread                                                 2.44 %
                                                                    ===========
Net earning assets                          $ 34,327
                                            ========
Net yield on average interest-
    earning assets                                                         2.99%
                                                                    ===========
Average interest-earning assets to
    average interest-bearing liabilities                   1.12X


                                                                             19.

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

                                                       Year Ended December 31,                  Year Ended December 31,
                                                ------------------------------------     -------------------------------------
                                                            2002 vs. 2001                              2001 vs. 2000
                                                ------------------------------------     -------------------------------------
                                                      Increase                                   Increase
                                                     (Decrease)                                 (Decrease)
                                                       Due to               Total                Due to               Total
                                                ---------------------      Increase       --------------------       Increase
                                                Volume         Rate       (Decrease)      Volume         Rate       (Decrease)
                                                -------       -------     ----------      -------       -------     ----------
                                                                            (Dollars in Thousands)

Interest-earning assets:
     Loans, net                                 $  (785)      $ (2,302)     $(3,087)      $   540       $  (843)      $  (303)
     Securities                                     538          (560)          (22)         (379)         (286)         (665)
     Other                                           25          (253)         (228)          194          (132)           62
                                                -------       -------       -------       -------       -------       -------

        Total interest-earning assets           $  (222)      $(3,115)      $(3,337)      $   355       $(1,261)      $  (906)
                                                =======       =======       =======       =======       =======       =======

Interest-bearing liabilities:
     Time deposits                              $  (676)      $(1,620)      $(2,296)      $   204       $   (48)      $   156
     Demand and NOW deposits                         36           (69)          (33)           20            (9)           11
     Savings deposits                               359        (1,043)         (684)           71          (464)         (393)
     Borrowings                                    (283)         (441)         (724)         (130)         (175)         (305)
                                                -------       -------       -------       -------       -------       -------

        Total interest-bearing liabilities      $  (564)      $(3,173)      $(3,737)      $   165       $  (696)      $  (531)
                                                =======       =======       =======       =======       =======       =======

Net interest income                                                         $   400                                   $  (375)
                                                                            =======                                   =======

                                                                             20.

ASSET/LIABILITY MANAGEMENT AND MARKET RISK


The Corporation's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Interest rate risk is the risk that the Corporation's financial condition will be adversely affected due to movements in interest rates. The income of financial institutions is primarily derived from the excess of interest earned on interest-earning assets over the interest paid on interest-bearing liabilities. Accordingly, the Corporation places great importance on monitoring and controlling interest-rate risk. The measurement and analysis of the exposure of the Corporation's primary operating subsidiary, Cornerstone Bank, to changes in the interest rate environment are referred to as asset/liability management. One method used to analyze the Corporation's sensitivity to changes in interest rates is the "net portfolio value" ("NPV") methodology used by the OTS as part of its capital regulations.

NPV is generally considered to be the present value of the difference between expected incoming cash flows on interest-earning and other assets and expected outgoing cash flows on interest-bearing and other liabilities. The application attempts to quantify interest rate risk as the change in the NPV, which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered.

Presented on the following page is an analysis of Cornerstone's interest rate risk as of December 31, 2002, and December 31, 2001, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 to 300 basis points in market interest rates. The tables also contain the policy limits set by the Board of Directors as the maximum change in NPV the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration to the impact on the NPV capital position of various rate changes and the institution's strong capital position.

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

                                                                             21.

                                                    December 31, 2002                  December 31, 2001
     Change in            Board limit          ----------------------------      -----------------------------
   Interest Rate            Minimum            $Change      %Change    NPV       $Change     %Change      NPV
   (Basis Points)          NPV Ratio           In NPV       In NPV    Ratio      In NPV      In NPV      Ratio
   --------------         -----------          -------      -------   -----      ------      ------      -----
                                                      (Dollars in Thousands)
       +300                 6.00%              $(9,846)       (20)%   10.73%    $(14,466)      (35)%      8.38%
       +200                 6.75                (5,756)       (12)    11.72       (9,449)      (23)       9.71
       +100                 7.25                (2,103)        (4)    12.57       (4,192)      (10)      11.05
         -                  8.00                     -          -     13.01            -         -       12.05
       (100)                9.00                   978          2     13.17        2,619         6       12.62
       (200)                9.00                 2,234          5     13.40        2,754         7       12.51

As of December 31, 2002, the percentage change in NPV resulting from certain changes in interest rates were within the policy limits of the institution's Board of Directors. As the table above suggests, in a rising interest rate environment, Cornerstone's net interest income could be negatively affected. Moreover, rising interest rates could negatively affect Cornerstone's earnings and thereby the Corporation's earnings due to diminished loan demand. As part of its interest rate risk strategy, Cornerstone has attempted to utilize adjustable-rate and short-term -duration loans and investments.

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

Consideration also needs to be given to the current low interest rate environment. Many of the Bank's deposits are within 100 and 200 basis points of a zero interest rate. If overall rates and loan yields continue to decline, the Bank's ability to reduce deposit rates will be limited by the zero interest rate floor. This could negatively affect earnings and future NPV.

                                                                             22.

LIQUIDITY AND CAPITAL RESOURCES


Western Ohio Financial Corporation's liquidity, primarily represented by cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2002, 2001 and 2000.


                                                     Year Ended December 31,
                                               2002           2001           2000
                                             --------       --------       --------

Net income                                   $  2,347       $  1,875       $  1,851
Adjustments to reconcile net income to
     Net cash from operating activities         1,041          1,375          1,502
                                             --------       --------       --------
Net cash from operating activities              3,388          3,250          3,353
Net cash from investment activities            (2,587)        23,237        (27,131)
Net cash from financing activities              1,596        (14,377)        18,969
                                             --------       --------       --------
Net change in cash and cash equivalents         2,397         12,110         (4,809)
Cash and cash equivalents at
     Beginning of period                       16,915          4,805          9,614
                                             --------       --------       --------
Cash and cash equivalents at
     End of period                           $ 19,312       $ 16,915       $  4,805
                                             ========       ========       ========

At December 31, 2002, the Corporation had no outstanding commitments to sell loans or securities.

OTS regulations presently require Cornerstone Bank to maintain sufficient liquidity to assure its safe and sound operation. To that end, Cornerstone Bank maintains investments having maturities of 5 years or less, sells loans into the secondary market and borrows funds from the FHLB. These activities are intended to provide a source of relatively liquid funds on which Cornerstone may rely, if necessary, to fund deposit withdrawals or other short-term funding needs.

The Corporation's primary sources of funds consist of deposits and repayments of loans and interest earned on securities. The Bank maintains a higher ratio of loans to deposits in comparison with other similarly sized financial institutions. Historically, this factor has not had a material effect on the Corporation's liquidity as it has utilized other potential sources of funds including borrowings from the FHLB of Cincinnati to maintain liquidity and to meet operating expenses. Management believes that loan sales and repayments and other sources of funds will be adequate to meet the Corporation's foreseeable liquidity needs. The Corporation anticipates that it will have sufficient funds available to meet current loan commitments. At December 31, 2002, the Corporation had outstanding commitments to extend credit that amounted to $45.0 million.

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

                                                                             23.

corrective action regulations require to be considered adequately capitalized.

OTS regulations require the institution to maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items. Cornerstone's adjustment to core capital included the portion of the loan and lease loss allowance over the amount required for loans classified as loss. This adjustment is $1.7 million as of December 31, 2002.

The following table summarizes Cornerstone's regulatory capital requirements and actual capital at December 31, 2002.



                                                                             Excess of Actual
                                                                            Capital Over Current
                               Actual Capital       Current Requirement         Requirement
                            --------------------    -------------------     --------------------
                            Amount      Percent     Amount      Percent     Amount      Percent
                            -------     --------    -------     -------     -------     -------
                                                   (Dollars in thousands)
Tangible Capital            $40,754      11.78 %    $ 5,190       1.50 %    $35,564      10.28 %
Core Capital                 40,754      11.78       13,841       4.00       26,913       7.78
Risk-Based Capital           42,417      16.98       19,989       8.00       22,428       8.98

See Note 11 of Notes to Consolidated Financial Statements.

New Accounting Standards

A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired Corporation must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 did not have a material effect on the Corporation's financial statements.



IMPACT OF INFLATION AND CHANGING PRICES


The consolidated financial statements and related data presented herein have been prepared according to accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. An exception to historical cost presentation is the valuation of securities available for sale under FASB No. 115. The primary assets and liabilities of the Corporation

                                                                             24.

are monetary in nature. As a result, interest rates have a more significant impact on the Corporation's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services.



                                                                             25.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Western Ohio Financial Corporation
Springfield, Ohio


We have audited the accompanying consolidated balance sheets of Western Ohio Financial Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Ohio Financial Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles general accepted in the United States of America.




                                                   Crowe, Chizek and Company LLP


Columbus, Ohio
February 6, 2003

                                                                             26.

                       WESTERN OHIO FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2002 and 2001
                    (Dollars in thousands, except share data)


                                                                           2002            2001
                                                                        ---------       ---------
ASSETS
      Cash and due from financial institutions                          $   5,243       $   5,566
      Overnight deposits in other financial institutions                   13,947          11,232
      Interest-bearing deposits in other financial institutions               122             117
                                                                        ---------       ---------
           Total cash and cash equivalents                                 19,312          16,915
      Securities available for sale                                        46,001          39,648
      Federal Home Loan Bank stock                                          8,971           8,568
      Loans, net of allowance of $1,806 in 2002 and $1,695 in 2001        256,883         269,300
      Real estate owned                                                       494              --
      Premises and equipment, net                                           4,352           4,888
      Accrued interest receivable                                           1,511           1,700
      Bank owned life insurance                                             8,683              --
      Other assets                                                            588             692
                                                                        ---------       ---------

                Total assets                                            $ 346,795       $ 341,711
                                                                        =========       =========

LIABILITIES
      Deposits                                                          $ 219,169       $ 220,287
      Borrowed funds                                                       81,243          76,655
      Advance payments from borrowers for taxes and insurance                 644             664
      Other liabilities                                                     2,534           2,160
                                                                        ---------       ---------
           Total liabilities                                              303,590         299,766

SHAREHOLDERS' EQUITY
      Common stock, $.01 par value; 7,250,000 shares authorized;
        2,645,000 shares issued                                                26              26
      Additional paid-in capital                                           40,642          40,622
      Retained earnings                                                    20,855          20,231
      Unearned employee stock ownership plan shares                          (357)           (595)
      Unearned management recognition plan shares                             (71)            (72)
      Shares held by deferred compensation plan                              (260)           (173)
      Treasury stock; 889,889 and 889,499 shares, at cost                 (18,102)        (18,157)
      Accumulated other comprehensive income                                  472              63
                                                                        ---------       ---------
           Total shareholders' equity                                      43,205          41,945
                                                                        ---------       ---------

                Total liabilities and shareholders' equity              $ 346,795       $ 341,711
                                                                        =========       =========


          See accompanying notes to consolidated financial statements.


                                                                             27.

                       WESTERN OHIO FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2002, 2001, and 2000
                  (Dollars in thousands, except per share data)


                                                            2002          2001           2000
                                                         --------      --------       --------
INTEREST AND DIVIDEND INCOME
      Loans, including fees                              $ 18,316      $ 21,403       $ 21,706
      Securities                                            2,578         2,600          3,265
      Interest-bearing deposits and overnight funds            84           161             91
      Other interest and dividend income                      403           554            562
                                                         --------      --------       --------
           Total interest income                           21,381        24,718         25,624

INTEREST EXPENSE
      Deposits                                              7,255        10,268         10,494
      Borrowed funds                                        4,207         4,931          5,236
                                                         --------      --------       --------
           Total interest expense                          11,462        15,199         15,730
                                                         --------      --------       --------

NET INTEREST INCOME                                         9,919         9,519          9,894

Provision for loan losses                                     343           358            349
                                                         --------      --------       --------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES         9,576         9,161          9,545

NONINTEREST INCOME
      Service charges                                       2,278         1,603          1,182
      Net gain on sale of securities                          226           (23)            --
      Net gain on sale of portfolio loans                      --            --             75
      Net gain on sale of loans held for sale                 504           337             --
      Other                                                    85            22             37
                                                         --------      --------       --------
           Total noninterest income                         3,093         1,939          1,294

NONINTEREST EXPENSE
      Salaries and employee benefits                        4,718         4,045          3,804
      Occupancy and equipment                                 928           906            819
      Federal deposit insurance                                38            40             37
      State franchise taxes                                   495           531            514
      Professional services                                   614           508            410
      Advertising                                             227           322            372
      Data processing                                         828           811            827
      Other                                                 1,288         1,053          1,116
                                                         --------      --------       --------
           Total noninterest expense                        9,136         8,216          7,899
                                                         --------      --------       --------

INCOME BEFORE INCOME TAXES                                  3,533         2,884          2,940

Income tax expense                                          1,186         1,009          1,089
                                                         --------      --------       --------

NET INCOME                                               $  2,347      $  1,875       $  1,851
                                                         ========      ========       ========

EARNINGS PER COMMON SHARE
      Basic                                              $   1.36      $   1.08       $   1.01
                                                         ========      ========       ========
      Diluted                                            $   1.35      $   1.08       $   1.01
                                                         ========      ========       ========


          See accompanying notes to consolidated financial statements.


                                                                             28.

                       WESTERN OHIO FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                 Years ended December 31, 2002, 2001, and 2000
                             (Dollars in thousands)


                                                                 2002          2001         2000
                                                               -------       -------      -------

NET INCOME                                                     $ 2,347       $ 1,875      $ 1,851

OTHER COMPREHENSIVE INCOME, NET OF TAX
      Unrealized gain on available for sale securities
        arising during the period                                  558           788        1,417
      Reclassification adjustment for amounts realized on
        securities sales included in net income                   (149)           15           --
                                                               -------       -------      -------
           Total other comprehensive income                        409           803        1,417
                                                               -------       -------      -------

COMPREHENSIVE INCOME                                           $ 2,756       $ 2,678      $ 3,268
                                                               =======       =======      =======


          See accompanying notes to consolidated financial statements.


                                                                             29.

                       WESTERN OHIO FINANCIAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 Years ended December 31, 2002, 2001, and 2000
                   (Dollars in thousands, except share data)

                                                                                                                       Unearned
                                                                                            Additional                 Employee
                                                                     Shares      Common      Paid-In      Retained      Benefit
                                                                   Outstanding    Stock      Capital      Earnings    Plan Shares
                                                                   -----------  ----------  ----------   ----------   -----------
BALANCE AT JANUARY 1, 2000                                          1,995,834   $       26  $   40,452   $   20,060   $   (1,271)
   Net income                                                              --           --          --        1,851           --
   Cash dividends  - $1.00 per share                                       --           --          --       (1,846)          --
   Purchase of treasury shares                                       (180,000)          --          --           --           --
   Commitment to release employee stock ownership plan shares              --           --          (3)          --          238
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                        --           --          --           --           98
   Shares purchased for deferred compensation plan                         --           --         168           --           --
   Change in net unrealized gain (loss) on securities available
      for sale,  net of reclassification and tax effects                   --           --          --           --           --
                                                                   ----------   ----------  ----------   ----------   ----------

BALANCE AT DECEMBER 31, 2000                                        1,815,834           26      40,617       20,065         (935)
   Net income                                                              --           --          --        1,875           --
   Cash dividends - $1.00 per share                                        --           --          --       (1,709)          --
   Purchase of treasury shares                                        (64,600)          --          --           --           --
   Commitment to release employee stock ownership plan shares              --           --          34           --          238
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                        --           --          --           --           41
   Management recognition plan shares awarded, net of forfeitures         600           --          --           --          (11)
   Shares purchased for deferred compensation plan                         --           --           4           --           --
   Stock options exercised, including tax benefit                       3,667           --         (33)          --           --
   Change in net unrealized gain (loss) on securities available
      for sale, net of reclassification and tax effects                    --           --          --           --           --
                                                                   ----------   ----------  ----------   ----------   ----------

BALANCE AT DECEMBER 31, 2001                                        1,755,501           26      40,622       20,231         (667)
   Net income                                                              --           --          --        2,347           --
   Cash dividends - $1.00 per share                                        --           --          --       (1,723)          --
   Purchase of treasury shares                                        (22,200)          --          --           --           --
   Commitment to release employee stock ownership plan shares              --           --          61           --          238
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                        --           --          --           --           59
   Management recognition plan shares awarded, net of forfeitures       3,024           --          --           --          (58)
   Shares purchased for deferred compensation plan                         --           --          87           --           --
   Stock options exercised, including tax benefit                      18,786           --        (128)          --           --
   Change in net unrealized gain (loss) on securities available
      for sale, net of reclassification and tax effects                    --           --          --           --           --
                                                                   ----------   ----------  ----------   ----------   ----------

BALANCE AT DECEMBER 31, 2002                                        1,755,111   $       26  $   40,642   $   20,855   $     (428)
                                                                   ==========   ==========  ==========   ==========   ==========


                                                                               Accumulated
                                                                                  Other
                                                                    Treasury   Comprehensive
                                                                     Stock        Income        Total
                                                                   ----------  ------------- ----------
BALANCE AT JANUARY 1, 2000                                         $  (14,121)  $   (2,157)  $   42,989
   Net income                                                              --           --        1,851
   Cash dividends  - $1.00 per share                                       --           --       (1,846)
   Purchase of treasury shares                                         (2,934)          --       (2,934)
   Commitment to release employee stock ownership plan shares              --           --          235
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                        --           --           98
   Shares purchased for deferred compensation plan                       (168)          --           --
   Change in net unrealized gain (loss) on securities available
      for sale,  net of reclassification and tax effects                   --        1,417        1,417
                                                                   ----------   ----------   ----------

BALANCE AT DECEMBER 31, 2000                                          (17,223)        (740)      41,810
   Net income                                                              --           --        1,875
   Cash dividends - $1.00 per share                                        --           --       (1,709)
   Purchase of treasury shares                                         (1,200)          --       (1,200)
   Commitment to release employee stock ownership plan shares              --           --          272
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                        --           --           41
   Management recognition plan shares awarded, net of forfeitures          11           --           --
   Shares purchased for deferred compensation plan                         (4)          --           --
   Stock options exercised, including tax benefit                          86           --           53
   Change in net unrealized gain (loss) on securities available
      for sale, net of reclassification and tax effects                    --          803          803
                                                                   ----------   ----------   ----------

BALANCE AT DECEMBER 31, 2001                                          (18,330)          63       41,945
   Net income                                                              --           --        2,347
   Cash dividends - $1.00 per share                                        --           --       (1,723)
   Purchase of treasury shares                                           (443)          --         (443)
   Commitment to release employee stock ownership plan shares              --           --          299
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                        --           --           59
   Management recognition plan shares awarded, net of forfeitures          58           --           --
   Shares purchased for deferred compensation plan                        (87)          --           --
   Stock options exercised, including tax benefit                         440           --          312
   Change in net unrealized gain (loss) on securities available
      for sale, net of reclassification and tax effects                    --          409          409
                                                                   ----------   ----------   ----------

BALANCE AT DECEMBER 31, 2002                                       $  (18,362)  $      472   $   43,205
                                                                   ==========   ==========   ==========


          See accompanying notes to consolidated financial statements.


                                                                             30.

                       WESTERN OHIO FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years ended December 31, 2002, 2001, and 2000
                             (Dollars in thousands)



                                                                2002           2001           2000
                                                             --------       --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income                                             $  2,347       $  1,875       $  1,851
      Adjustments to reconcile net income to net cash
        from operating activities:
           Net amortization on securities                         422            203             99
           Compensation expense on ESOP shares                    299            272            235
           Compensation expense on MRP shares                      59             41             98
           Depreciation and amortization                          677            692            558
           FHLB stock dividends                                  (403)          (554)          (562)
           Net deferred loan fees                                   8             30             25
           Deferred income taxes                                  113            182            568
           Provision for loan losses                              343            358            349
           Net realized gain on sales of securities              (226)            23             --
           Net gain on sale of loans                             (504)          (337)           (75)
           Net gain on sale of real estate owned                  (92)            --             --
           Net change in:
                Loans held for sale                                --             --            217
                Other assets and other liabilities                156            120            230
                Accrued interest receivable                       189            345           (240)
                                                             --------       --------       --------

                     Net cash from operating activities         3,388          3,250          3,353

CASH  FLOWS FROM INVESTING ACTIVITIES
      Securities available for sale:
           Purchases                                          (29,382)       (14,016)        (1,118)
           Maturities and principal payments                   11,599          9,417          4,880
           Sales                                               11,855         14,598             --
      Purchases of loans                                      (12,763)        (1,582)       (21,959)
      Proceeds from sale of portfolio loans                        --             --          1,590
      Net (increase) decrease in loans                         24,556         15,835         (8,881)
      Purchase of Bank owned life insurance                    (8,684)            --             --
      Premises and equipment expenditures                        (143)        (1,035)        (1,672)
      Proceeds from sale of premises and equipment                 --             20             29
      Proceeds from sale of real estate owned                     375             --             --
                                                             --------       --------       --------
                     Net cash from investing activities        (2,587)        23,237        (27,131)


                                  (continued)

                                                                             31.

                       WESTERN OHIO FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                  Years ended December 31, 2002, 2001, and 2000
                             (Dollars in thousands)

                                                               2002           2001           2000
                                                             --------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES
      Net change in deposits                                   (1,118)        11,955          6,001
      Net change in advance payments from borrowers
        for taxes and insurance                                   (20)            94           (294)
      Net change in short-term borrowings                     (13,305)       (16,915)         7,770
      Proceeds from FHLB advances                              21,693          2,500         15,795
      Repayments on FHLB advances                              (3,800)        (9,155)        (5,523)
      Cash dividends paid                                      (1,723)        (1,709)        (1,846)
      Proceeds from exercise of stock options                     312             53             --
      Purchase of treasury stock                                 (443)        (1,200)        (2,934)
                                                             --------       --------       --------
                     Net cash from financing activities         1,596        (14,377)        18,969
                                                             --------       --------       --------

Net change in cash and cash equivalents                         2,397         12,110         (4,809)

Cash and cash equivalents at beginning of year                 16,915          4,805          9,614
                                                             --------       --------       --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                     $ 19,312       $ 16,915       $  4,805
                                                             ========       ========       ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
      Cash paid during the year for
           Interest                                          $ 11,670       $ 15,584       $ 15,584
           Income taxes                                         1,010            821            640
      Supplemental noncash disclosures:
           Transfer from loans to real estate owned               777             --             --


          See accompanying notes to consolidated financial statements.


                                                                             32.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                  (Dollars in thousands, except per share data)


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

Nature of Operations: The Corporation's revenues, operating income and assets are primarily from the banking industry. The Corporation operates seven offices in west central Ohio. Loan customers include a wide range of individuals, businesses and other organizations. Major portions of loans are secured by various forms of collateral including real estate, business assets, consumer property and other items. Commercial loans are expected to be repaid from cash flows from operations of businesses. The Corporation's primary funding source is deposits from customers in its market area. The Corporation also purchases investments and engages in mortgage banking operations.

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

Cash Flow Reporting: Cash and cash equivalents include cash on hand, amounts due from depository institutions, federal funds sold and interest bearing deposits in other financial institutions with original maturities of 90 days or less. Net cash flows are reported for customer loan and deposit transactions, advance payments from borrowers for taxes and insurance and short-term borrowings.

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

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent. Consumer loans are typically charged off no later than 180 days past due. In all


                                  (Continued)


                                                                             33.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                  (Dollars in thousands, except per share data)



cases, loans are place on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

                                  (Continued)


                                                                             34.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                  (Dollars in thousands, except per share data)



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

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Building and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 5 years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Maintenance and repairs are expensed and major improvements are capitalized.

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

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

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

                                  (Continued)


                                                                             35.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                  (Dollars in thousands, except per share data)



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

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise plan equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock -Based Compensation.


                            2002           2001           2000
                         ---------      ---------      ---------
Net income:
     As reported         $   2,347      $   1,875      $   1,851
     Pro forma               2,280          1,804          1,663
Earnings per share:
     As reported
          Basic          $    1.36      $    1.08      $    1.01
          Diluted             1.35           1.08           1.01
     Pro forma
          Basic          $    1.32      $    1.04      $     .91
          Diluted             1.31           1.04            .91

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

                                                2002           2001           2000
                                             --------       --------       --------
Risk-free interest rate                          4.40%          4.87%          6.35%
Expected option life                          5 Years        5 Years        5 Years
Expected stock price volatility                 23.36          23.82          22.82
Dividend yield                                   5.05%          5.59%          6.78%
Estimated fair value of options granted         $3.00          $2.66          $2.03


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


                                  (Continued)


                                                                             36.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                  (Dollars in thousands, except per share data)



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

Restrictions of Cash: The Corporation was required to have $364 and $489 cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2002 and 2001. These balances do not earn interest.

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


                                  (Continued)


                                                                             37.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                  (Dollars in thousands, except per share data)



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they would not have a material impact on the Company's financial condition or results of operations.

Dividend Restriction: Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends paid by the Bank to Western Ohio Financial Corporation or Western Ohio Financial Corporation shareholders.

Business Segment: Internal financial information is primarily reported and aggregated solely in the line of business of banking.

Reclassifications: Some items in prior financial statements have been reclassified to conform with the current presentation.


                                  (Continued)


                                                                             38.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                  (Dollars in thousands, except per share data)



NOTE 2 - SECURITIES

Year-end securities available for sale were as follows:

                                                Gross         Gross
                                  Fair       Unrealized    Unrealized
                                  Value         Gains        Losses
                                 -------     ----------    ----------
2002
----
U.S. government agencies         $ 2,180           128            --
Municipal securities               6,955            23            --
Mortgage-backed securities        36,866           595           (30)
                                 -------       -------       -------

           Total                 $46,001       $   746       $   (30)
                                 =======       =======       =======


2001
----
U.S. government agencies         $ 2,079       $     4       $   (30)
Municipal securities               1,563            --           (71)
Mortgage-backed securities        36,006           254           (62)
                                 -------       -------       -------

           Total                 $39,648       $   258       $  (163)
                                 =======       =======       =======


At year-end 2002 and 2001, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders' equity.

Contractual maturities of debt securities at year-end 2002 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                              Fair
                                             Value
                                            -------
Due after one year through five years       $ 2,180
Due after ten years                           6,955
Mortgage-backed securities                   36,866
                                            -------

                                            $46,001
                                            =======

Proceeds of available for sale securities and the gross gains and losses were as follows:

                     2002          2001          2000
                   -------       -------       -------

Proceeds           $11,855       $14,598       $    --
Gross gains            234             3            --
Gross losses             8            26

Securities pledged at year-end 2002 and 2001 had a carrying amount of $ 11,020 and $ 5,085 and were pledged to secure public deposits, borrowings, and for other purposes as required or permitted by law.


                                  (Continued)


                                                                             39.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                  (Dollars in thousands, except per share data)


NOTE 3 - LOANS

Year-end loans were as follows:

                                                             2002             2001
                                                          ---------        ---------
First mortgage loans secured by:
     One-to-four family residences                        $ 124,117        $ 154,915
     Other properties                                        87,031           68,841
     Construction properties                                  4,644            3,737
Other loans:
     Consumer                                                   848            1,289
     Commercial                                              21,977           24,415
     Home equity                                             21,587           19,468
                                                          ---------        ---------
          Total loans                                       260,204          272,665
Less:
     Net deferred loan fees, premiums and discounts            (125)            (117)
     Loans in process                                        (1,390)          (1,553)
     Allowance for loan losses                               (1,806)          (1,695)
                                                          ---------        ---------

          Net loans                                       $ 256,883        $ 269,300
                                                          =========        =========

Activity in the allowance for loan losses was as follows:

                                           2002           2001           2000
                                         -------        -------        -------

Beginning balance                        $ 1,695        $ 1,665        $ 2,781
Provision for loan losses                    343            358            349
Loans charged-off                           (533)          (413)        (1,588)
Recoveries of previous charge-offs           301             85            123
                                         -------        -------        -------

Balance at end of year                   $ 1,806        $ 1,695        $ 1,665
                                         =======        =======        =======


Impaired loans were as follows:

                                                         2002         2001
                                                        ------       ------
Year-end loans with no
      allocated allowance for loan losses               $  216       $  829
Year-end loans with
      allocated allowance for loan losses                  268          208
                                                        ------       ------
Total                                                   $  484       $1,037
                                                        ======       ======

Amount of the allowance for loan losses allocated       $  129       $   86

Average of impaired loans during the year                  376        1,005

Interest income recognized during impairment                36          265

Cash-basis interest income recognized
      during impairment                                     36          265


                                  (Continued)


                                                                             40.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                  (Dollars in thousands, except per share data)


NOTE 3 - LOANS (Continued)

Non-performing loans were as follows:

                                                     2002         2001
                                                   -------       ------

Loans past due over 90 days still on accrual       $    --       $   --
Nonaccrual loans                                     1,779        2,818

Nonaccrual loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified loans.

Certain directors and executive officers and their related interests were loan customers of the Corporation. A summary of activity on related party loans is as follows:

                           2002
                         -------

Beginning balance        $ 3,762
     New loans               756
     Repayments             (326)
     Other changes          (354)
                         -------

Ending balance           $ 3,838
                         =======

Mortgage Loan Servicing:

The Bank services for investors' mortgage loans with aggregate unpaid principal balances of $34.4 million at December 31, 2002, which are not reflected in the accompanying consolidated balance sheets. The right to service loans for others is generally obtained by the sale of loans with servicing retained.

MSRs activity is summarized as follows:

                             2002         2001          2000
                             -----        -----        ------

Beginning balance            $  95        $  --        $   --
Capitalized MSRs               288           97            --
Amortization of MSRs           (79)          (2)           --
                             -----        -----        ------

Balance at end of year       $ 304        $  95        $   --
                             =====        =====        ======


                                  (Continued)


                                                                             41.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                 (Dollars in thousands, except per share data)


NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

                                                         2002             2001
                                                        -------         -------
Land                                                    $ 1,214         $ 1,214
Buildings and improvements                                4,075           4,076
Furniture, fixtures and equipment                         3,961           3,820
                                                        -------         -------
                                                          9,250           9,110
Accumulated depreciation                                 (4,898)         (4,222)
                                                        -------         -------

                                                        $ 4,352         $ 4,888
                                                        =======         =======


Depreciation expense was $677,000, $692,000 and $558,000 for 2002, 2001 and
2000.



NOTE 5 - DEPOSITS

Year-end deposits were as follows:

                                                            2002          2001
                                                          --------      --------
Checking - noninterest-bearing                            $ 10,778      $  8,637
Checking - intererst-bearing                                18,596        13,094
Money market accounts                                       66,466        57,500
Passbook and savings accounts                               11,502        11,465
Certificates of deposit:
     In denominations under $100,000                        91,210       107,843
     In denominations of $100,000 or more                   20,617        21,748
                                                          --------      --------
                                                          $219,169      $220,287
                                                          ========      ========

Deposits from principal officers, directors and their affiliates at year-end 2002 and 2001 were $2,359,000 and $1,920,000 respectively.


At year-end 2002, scheduled maturities of certificates of deposit were as follows:

           2003                                $      49,518
           2004                                       31,312
           2005                                       20,480
           2006                                        4,824
           2007                                        5,042
           Thereafter                                    651
                                               -------------
                                               $     111,827

                                   (Continued)

                                                                             42.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                 (Dollars in thousands, except per share data)

NOTE 6- BORROWED FUNDS

Borrowed funds at year-end 2002 and 2001 consisted of advances from the Federal Home Loan Bank of Cincinnati ("FHLB") and were as follows:

                                                          2002                                        2001
                                                          ----                                        ----
                                                                Weighted                                    Weighted
                                                Balance       Average Rate                  Balance       Average Rate
                                                -------       ------------                  -------       ------------
FHLB advances maturing in:
                2002                       $             -              -              $        14,325          5.75%
                2003                                15,674           3.90%                       3,748          6.46
                2004                                 7,516           5.85                        5,258          6.68
                2005                                 4,462           4.23                          329          6.66
                2006                                 1,043           4.73                          354          6.66
                2007                                    46           4.92                          376          6.66
                2008                                45,049           4.98                       45,265          4.99
                2009                                 4,053           6.12                        4,000          6.12
                2010                                 3,214           6.39                        3,000          6.20
                2011-Thereafter                        186            3.5                            -             -
                                           ---------------           ----              ---------------         ----

                Total                      $        81,243           4.92%             $       $76,655         5.45%
                                           ===============           ====              ===============         ====



Average balances of borrowings outstanding during 2002 and 2001 were $83,599 and $88,898. Advances under the borrowing agreements are collateralized by a blanket pledge of the Corporation's residential mortgage loan portfolio and FHLB stock. Mortgage loans and all shares of FHLB stock owned by the Bank totaling $91,875 and $8,971 at December 31, 2002, and $95,819 and $8,568 at December 31, 2001
were pledged as collateral for the FHLB advances. Advances of $45.0, $4.0 and $3.0 million maturing in 2008, 2009, and 2010 are fixed rate advances convertible to quarterly adjustable at the option of the FHLB after certain pre-established dates.

NOTE 7 - EMPLOYEE BENEFIT PLANS

Employee stock ownership plan: The Corporation offers an ESOP for the benefit of all salaried employees who meet age and service requirements. The ESOP borrowed funds from the Corporation with which to acquire common shares of the Corporation. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Corporation's discretionary contributions to the ESOP and earnings on ESOP assets. The shares are being allocated to eligible employees' accounts over a ten-year period, which started in 1994. Expense for shares committed to be allocated during 2002, 2001 and 2000 was $299, $272 and $235.

                                   (Continued)

                                                                             43.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                 (Dollars in thousands, except per share data)

NOTE 7 - EMPLOYEE BENEFIT PLANS(CONTINUED)

The ESOP shares at year-end 2002 and 2001 were as follows:

                                                                                           2002                   2001
                                                                                           ----                   ----
           Allocated shares                                                                    111,585                96,707
           Shares committed to be released for allocation                                       14,878                14,878
           Unreleased shares                                                                    22,318                37,196
                                                                                     -----------------     -----------------
                Total ESOP shares                                                              148,781               148,781
                                                                                     =================     =================

           Fair value of unreleased shares                                           $             465     $             697
                                                                                     =================     =================

Management recognition plan: The Corporation maintains an MRP for the benefit of directors and certain key employees of the Corporation. The MRP is used to provide such individuals ownership interest in the Corporation in a manner designed to compensate such directors and key employees for services to the Corporation. As of December 31, 2002, 68,394 shares of the initial 105,800 shares reserved for grants have been awarded. One-fifth of such shares will be earned and nonforfeitable on each of the first five anniversaries of the dates of the awards. Grantees have all the benefits of shareholders, including the right to receive dividends, except for certain restrictions on the transferability of the shares. Compensation expense, which is based upon the cost of the shares, was $59, $41 and $98 for 2002, 2001 and 2000.

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

401(k) profit sharing plan: The Corporation offers a 401(k) profit sharing plan covering substantially all employees. The annual expense of the plan is based on a partial matching of voluntary employee contributions of up to 6% of individual compensation. The matching percentage was 50% for 2002, 2001 and 2000. Employee contributions are vested at all times and the Corporation's matching contributions become fully vested after an individual has completed 5 years of service. The cash contribution expense included in salaries and employee benefits was $58, $55 and $51 for 2002, 2001 and 2000.

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

                                   (Continued)

                                                                             44.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                 (Dollars in thousands, except per share data)


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

The following is a summary of activity in the stock option and incentive plan:

                                                                    -----------------------Stock Options------------------------
                                                                                                                    Weighted-
                                                                         Options                                     Average
                                                                        Available             Options               Exercise
                                                                        for Grant           Outstanding               Price
                                                                        ---------           -----------               -----
       January 1, 2000                                                      208,837             194,041             $   19.60

       Granted                                                              (52,605)             52,605                 14.75
       Forfeited                                                              5,300              (5,300)                18.75
       Exercised                                                                  -                   -                     -
                                                                    ---------------      --------------

        December 31, 2000                                                   161,532             241,346                 18.56



       Granted                                                               (5,800)              5,800                 17.91
       Forfeited                                                              7,028              (7,028)                20.20
       Exercised                                                                  -              (3,667)                13.86
                                                                    ---------------      --------------

       December 31, 2001                                                    162,760             236,451                 18.56



       Granted                                                               (6,000)              6,000                 19.93
       Forfeited                                                              3,400              (3,400)                21.83
       Exercised                                                                  -             (18,786)                15.09
                                                                    ---------------      --------------

       December 31, 2002                                                    160,160             220,265               $ 18.87
                                                                    ===============      ==============


                                   (Continued)

                                                                             45.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                 (Dollars in thousands, except per share data)

NOTE 7 - EMPLOYEE BENEFIT PLANS(CONTINUED)

The following table summarizes information about stock options outstanding at year-end 2002:

                                         Weighted Average
                                             Remaining                   Number
                Exercise Price           Contractual Life              Outstanding          Exercisable
                --------------           ----------------              -----------          -----------
              $      14.75                    7.43                         46,738                46,738
                     16.88                    8.55                            500                   500
                     17.50                    2.08                         62,619                62,619
                     17.90                    8.47                          2,000                 2,000
                     18.00                    8.34                          2,300                 2,300
                     18.50                    2.48                         23,172                23,172
                     18.77                    9.05                          2,000                 2,000
                     19.75                    2.39                          5,000                 5,000
                     20.02                    9.84                          2,000                 2,000
                     20.50                    2.55                          5,000                 5,000
                     20.99                    9.41                          2,000                 2,000
                     21.75                    4.37                          1,000                 1,000
                     22.00                    4.48                         25,000                25,000
                     22.13                    6.13                          4,000                 4,000
                     23.00                    5.86                         30,536                30,536
                     26.90                    4.81                          6,400                 6,400
                                                                    -------------         -------------

                                                                          220,265               220,265
                                                                    =============         =============

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

At year-end 2002 and 2001, the Corporation had commitments to originate loans and amounts available on approved lines of credit as follows:

                                           Fixed           Variable
                                           Rate              Rate              Total
                                           ----              ----              -----
     2002
     ----
     First mortgage loans            $         840     $           -     $         840
     Consumer and other loans                    -               419               419
     Commercial loans                            -             6,365             6,365
     Home equity lines of credit                 -            14,763            14,763
     Commercial lines of credit                  -            13,612            13,612
     Stand-by letters of credit                  -             9,362             9,362
                                     -------------     -------------     -------------

                                     $         840     $      44,521     $      45,361
                                     =============     =============     =============

                                   (Continued)

                                                                             46.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                 (Dollars in thousands, except per share data)

NOTE 8- COMMITMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (Continued)


           2001
           ----
           First mortgage loans                                            $         921     $           -     $         921
           Consumer and other loans                                                    -               543               543
           Commercial loans                                                            -             1,800             1,800
           Home equity lines of credit                                                 -            12,277            12,277
           Commercial lines of credit                                                  -            10,215            10,215
           Stand-by letters of credit                                                  -               111               111
                                                                           -------------     -------------     -------------

                                                                           $         921     $      24,946     $      25,867
                                                                           =============     =============     =============


The interest rates on fixed-rate loan commitments ranged from 5.38% to 7.00% at year-end 2002 and 6.13% to 7.50% at year-end 2001.

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


                                   (Continued)

                                                                             47.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                 (Dollars in thousands, except per share data)

NOTE 9 - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at year-end were as follows:

                                                                   2002                                   2001
                                                                   ----                                   ----
                                                        Carrying             Fair              Carrying              Fair
                                                         Amount              Value              Amount               Value
                                                         ------              -----              ------               -----
Financial assets:
      Cash and cash equivalents                     $       19,312     $       19,312     $        16,915     $        16,915
      Securities available for sale                         46,001             46,001              39,648              39,648
      FHLB stock                                             8,971              8,971               8,568               8,568
      Loans, net                                           256,883            265,445             269,300             274,781
      Accrued interest receivable                            1,511              1,511               1,700               1,700

Financial liabilities:
      Deposits                                            (219,169)          (223,596)           (220,287)           (222,472)
      Borrowed funds                                       (81,243)           (82,918)            (76,655)            (78,217)
      Advance payments by borrowers
        for taxes and insurance                               (644)              (644)               (664)               (664)
      Accrued interest payable                                (494)              (494)               (702)               (702)



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


NOTE 10 - INCOME TAXES

Income tax expense consisted of the following:

                                  2002              2001              2000
                                  ----              ----              ----
           Current          $       1,073     $         827     $         521
           Deferred                   113               182               568
                            -------------     -------------      --------------

                            $       1,186     $       1,009     $       1,089
                            =============     =============     =============


                                   (Continued)

                                                                             48.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                 (Dollars in thousands, except per share data)

NOTE 10 - INCOME TAXES(CONTINUED)

The sources of year-end gross deferred income tax assets and liabilities were as follows:

                                                              2002              2001
                                                              ----              ----
Deferred tax assets
      Deferred compensation and management
        recognition plan                                  $         117     $          93
      Allowance for loan losses                                     596               541
      Other                                                          35                11
                                                          -------------     -------------
                                                                    748               645
Deferred tax liabilities
      Accumulated depreciation                                       62                54
      FHLB stock dividends                                        1,440             1,303
      Unrealized gain on securities available for sale              243                33
      Loan servicing                                                103                32
                                                          -------------     -------------
                                                                  1,848             1,422
                                                          -------------     -------------
                                                          $      (1,100)    $        (777)
                                                          ==============    ==============


Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

                                       2002              2001              2000
                                       ----              ----              ----
      Income tax computed at the
        statutory tax rate         $       1,201     $         981     $       1,000
      Tax effect of other items              (15)               28                89
                                   -------------     -------------     -------------

                                   $       1,186     $       1,009     $       1,089
                                   =============     =============     =============

      Effective tax rate                    33.6%             35.0%             37.0%
                                   =============     =============     =============


Retained earnings at December 31, 2002 and 2001 include $8,709 for which no provision for federal income taxes has been made. This amount represents the qualifying and nonqualifying tax bad debt reserve as of December 31, 1987, which is the Corporation's base year for purposes of calculating the bad debt deduction for tax purposes. The related amount of unrecognized deferred tax liability was $2,961 at December 31, 2002 and 2001. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.


                                   (Continued)

                                                                             49.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                 (Dollars in thousands, except per share data)

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

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically under capitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. At year-end 2002 and 2001, management believes Cornerstone is in compliance with all regulatory capital requirements. Cornerstone is considered well capitalized under the Federal Deposit Insurance Act at year-end 2002 and 2001. Management is not aware of any matters subsequent to December 31, 2002 that would cause Cornerstone's capital category to change.

The following is a reconciliation of capital under accounting principles generally accepted in the United States of America, as shown on the accompanying consolidated balance sheets, to the Bank's regulatory capital at year-end 2002 and 2001:

                                                                                            2002                   2001
                                                                                            ----                   ----

      Total shareholders' equity per financial statements                            $          43,205     $          41,945
      Nonallowable items:
           Parent Corporation equity                                                            (1,979)               (2,692)
           Unrealized (gain)/ loss on securities available for sale                               (472)                  (63)
                                                                                     -----------------     -----------------
      Tier I (core) and tangible capital                                                        40,754                39,190
      Additional capital items:
           General valuation allowances (limited)                                                1,663                 1,609
                                                                                     -----------------     -----------------

      Total risk-based capital                                                       $          42,417     $          40,799
                                                                                     =================     =================

                                   (Continued)

                                                                             50.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                 (Dollars in thousands, except per share data)

NOTE-11-REGULATORY CAPITAL REQUIREMENTS (Continued)


At year-end 2002 and 2001, Cornerstone's actual capital levels and minimum required levels were as follows:

                                                                                                                Minimum
                                                                                                            Required To Be
                                                                             Minimum Required              Well Capitalized
                                                                                For Capital                   Under  Prompt
                                                    Actual                   Adequacy Purposes            Action Regulations
                                                    ------                   -----------------            ------------------
                                               Amount      Ratio             Amount       Ratio           Amount        Ratio
                                               ------      -----             ------       -----           ------        -----
2002
----
Total capital (to risk-weighted assets)      $   42,417      17.0%         $   19,989       8.0%        $    22,428     10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                          40,754      16.3               9,994       4.0              14,991      6.0
Tier 1 (core) capital (to adjusted
  total assets)                                  40,754      11.8              13,841       4.0              17,301      5.0
Tangible capital (to adjusted total assets)      40,754      11.8               5,190       1.5                 N/A

2001
----
Total capital (to risk-weighted assets)      $   40,799      17.2%         $   18,656       8.0%        $    23,320     10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                          39,190      16.8               9,328       4.0              13,922      6.0
Tier 1 (core) capital (to adjusted
  total assets)                                  39,190      11.5              13,665       4.0              17,081      5.0
Tangible capital (to adjusted total assets)      39,190      11.5               5,124       1.5                 N/A



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


                                   (Continued)

                                                                             51.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000
                 (Dollars in thousands, except per share data)

NOTE 12 - PARENT CORPORATION ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of Western Ohio Financial Corporation is as follows:

                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

                                                                  2002            2001
                                                                  ----            ----
ASSETS
      Cash and cash equivalents                               $       1,484     $       1,674
      Investment in bank subsidiary                                  41,226            39,254
      Intercompany receivables                                          357             1,218
      Other assets                                                      271                50
                                                              -------------     -------------
           Total assets                                       $      43,338     $      42,196
                                                              =============     =============

LIABILITIES AND SHAREHOLDERS' EQUITY
      Other liabilities                                       $         133     $         251
      Shareholders' equity                                           43,205            41,945
                                                              -------------     -------------
           Total liabilities and shareholders' equity         $      43,338     $      42,196
                                                              =============     =============

                         CONDENSED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                          2002               2001              2000
                                                          ----               ----              ----
INTEREST AND DIVIDEND INCOME
      Dividends from subsidiaries                     $       2,000     $       2,000     $       3,000
      Loan to ESOP                                               37                54                72
      Other                                                      17                27                48
                                                      -------------     -------------     -------------
           Total interest and dividend income                 2,054             2,081             3,120

Operating expenses                                             (442)             (412)             (429)
                                                      -------------     -------------     -------------

INCOME BEFORE INCOME TAXES AND DISTRIBUTIONS
  IN EXCESS OF EARNINGS OF SUBSIDIARY                         1,612             1,669             2,691

Income tax benefit                                              132               113               105
                                                      -------------     -------------     -------------

INCOME BEFORE DISTRIBUTIONS IN EXCESS OF
  EARNINGS OF SUBSIDIARY                                      1,744             1,782             2,796

Undistributed subsidiary earnings/(distributions
 in excess of earnings of subsidiary)                           603                93              (945)
                                                      -------------     -------------     -------------

NET INCOME                                            $       2,347     $       1,875     $       1,851
                                                      =============     =============     =============

                                   (Continued)

                                                                             52.

                       CONDENSED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                          2002               2001              2000
                                                                          ----               ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                            $       2,347     $       1,875     $       1,851
      Adjustments to reconcile net income to cash
        provided by operations:
           (Undistributed subsidiary earnings)/
           distributions in excess of earnings of subsidiary                   (603)              (93)              945
           Compensation expense on ESOP and MRP shares                          358               313               333
           Changes in:
           Other assets                                                        (221)                -               134
           Other liabilities                                                   (118)              (11)               52
                                                                      --------------    --------------    --------------
                Net cash from operating activities                            1,763             2,084             3,315

CASH FLOWS FROM INVESTING ACTIVITIES
      Change in intercompany advances                                           (99)              (85)              (63)
                                                                      --------------    --------------    --------------
                Net cash from investing activities                              (99)              (85)              (63)

CASH FLOWS FROM FINANCING ACTIVITIES
      Cash dividends paid                                                    (1,723)           (1,709)           (1,846)
      Proceeds from stock options exercised                                     312                53                 -
      Purchase of treasury stock                                               (443)           (1,200)           (2,934)
                                                                      -------------     -------------     -------------
                Net cash from financing activities                           (1,854)           (2,856)           (4,780)
                                                                      -------------     -------------     --------------

Net change in cash and cash equivalents                                        (190)             (857)           (1,528)

Cash and cash equivalents at beginning of year                                1,674             2,531             4,059
                                                                      -------------     -------------     -------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                              $       1,484     $       1,674     $       2,531
                                                                      =============     =============     =============


                                   (Continued)

                                                                             53.

NOTE 13 - EARNINGS PER COMMON SHARE

The factors used in the earnings per share computation were as follows:



                                                                   2002               2001                2000
                                                                   ----               ----                ----
Basic earnings per common share
      Net income                                             $         2,347    $          1,875     $         1,851
                                                             ===============    ================     ===============

      Weighted average common shares outstanding                   1,758,510           1,780,119           1,897,851
      Less:  Average unallocated ESOP shares                         (31,579)            (46,458)            (61,352)
      Less:  Average nonvested MRP shares                             (3,531)             (4,422)             (6,004)
                                                             ---------------    -----------------    ---------------

      Average shares                                               1,723,400           1,729,239           1,830,495
                                                             ===============    ================     ===============

      Basic earnings per common share                        $          1.36    $           1.08     $          1.01
                                                             ===============    ================     ===============




Diluted earnings per common share
      Net income                                             $         2,347    $          1,875     $         1,851
                                                             ===============    ================     ===============

      Weighted average common shares outstanding for basic
       earnings per  common shares                                 1,723,400           1,729,239           1,830,495
      Add:  Dilutive effects of stock options                         17,666              11,701               2,827
                                                             ---------------    -----------------    ---------------

      Average shares and dilutive potential
        common shares                                              1,741,066           1,740,940           1,833,322
                                                             ===============    ================     ===============

      Diluted earnings per common share                      $          1.35    $           1.08     $          1.01
                                                             ===============    ================     ===============


Stock options covering 68,936, 79,736 and 181,590 shares of common stock were not considered in computing diluted earnings per common share for 2002, 2001 and 2000, respectively, as they were anti dilutive. In addition, nonvested MRP awards for 3,725, 3,687, and 5,035 shares of common stock were not considered in computing diluted earnings per common share for 2002, 2001 and 2000, respectively as they were antidilutive.


                                   (Continued)

                                                                             54.

NOTE 14 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables summarize selected quarterly results of operations for 2002 and 2001.

                                                                      Three months ended
                                                                      ------------------
December 31, 2002                            March 31             June 30          September 30           December 31
                                             --------             -------          ------------           -----------
Interest and dividend income              $      5,469        $       5,593        $       5,290       $       5,029
Interest expense                                (3,072)              (2,967)              (2,834)             (2,589)
                                          ------------        -------------        -------------       -------------
Net interest income                              2,397                2,626                2,456               2,440
Provision for loan losses                          (84)                 (84)                 (91)                (84)
                                          -------------       --------------       --------------      --------------
Net interest income after
  provision for loan losses                      2,313                2,542                2,365               2,356
Noninterest income                                 574                  720                  754               1,045
Noninterest expense                             (2,208)              (2,302)              (2,230)             (2,396)
                                          ------------        -------------        -------------       -------------
Income before income tax                           679                  960                  889               1,005
Income tax expense                                (230)                (328)                (298)               (330)
                                          ------------        -------------        -------------       -------------
Net income                                $        449        $         632        $         591       $         675
                                          ============        =============        =============       =============

Earnings per share
  Basic                                   $       0.26        $        0.37         $       0.34        $       0.39
                                          ============        =============         ============        ============
  Diluted                                 $       0.26        $        0.36         $       0.34        $       0.39
                                          ============        =============         ============        ============
Dividends declared per share              $       0.25        $        0.25         $       0.25        $       0.25
                                          ============        =============         ============        ============

                                                                      Three months ended
                                                                      ------------------
December 31, 2001                            March 31,           June 30,          September 30,         December,31
                                             ---------           --------          -------------         -----------
Interest and dividend income              $      6,599        $       6,358        $       6,036       $       5,725
Interest expense                                (4,114)              (3,971)              (3,723)             (3,390)
                                          ------------        -------------        -------------       -------------
Net interest income                              2,485                2,387                2,313               2,335
Provision for loan losses                         (105)                 (84)                 (84)                (85)
                                          -------------       --------------       --------------      --------------
Net interest income after
  provision for loan losses                      2,380                2,303                2,229               2,250
Noninterest income                                 405                  373                  458                 729
Noninterest expense                             (1,970)              (2,018)              (2,026)             (2,229)
                                          ------------        -------------        -------------       -------------
Income before income tax                           815                  658                  661                 750
Income tax expense                                (293)                (226)                (226)               (264)
                                          ------------        -------------        -------------       -------------
Net income                                $        522        $         432        $         435       $         486
                                          ============        =============        =============       =============

Earnings per share
  Basic                                   $       0.30        $        0.25         $       0.25        $       0.28
                                          ============        =============         ============        ============
  Diluted                                 $       0.30        $        0.25         $       0.25        $       0.28
                                          ============        =============         ============        ============
Dividends declared per share              $       0.25        $        0.25         $       0.25        $       0.25
                                          ============        =============         ============        ============


                                                                             55.

Shareholder Information

Board of Directors of Western Ohio Financial Corporation and Cornerstone Bank

David L. Dillahunt
Senior Vice President, Advest, Inc.
John W. Raisbeck
President and Chief Executive Officer, Cornerstone Bank
Howard V. Dodds
Chief Executive Officer, Howard's Foods, Inc.
John E. Field
Chairman of the Board, Wallace & Turner, Inc.
Jeffrey L. Levine
President, Larry Stein Realty and Levine Realty Co.
William N. Scarff
Chairman of the Board, Scarff's Nursery, Inc.
Aristides G. Gianakopoulos
President, The Champion Corporation

Officers of Western Ohio Financial Corporation

John W. Raisbeck
President and Chief Executive Officer
John R. Clemmer
Senior Vice President
William E. Whitmoyer
Senior Vice President
Robert P. Brezing
Senior Vice President
Richard K. Smith
Senior Vice President, Treasurer & Chief Financial Officer
Deborah S. Horton
Corporate Secretary

Officers of Cornerstone Bank

John W. Raisbeck
President and Chief Executive Officer
John R. Clemmer
Senior Vice President, Retail Banking
William E. Whitmoyer
Senior Vice President, Retail Lending
Robert P. Brezing
Senior Vice President, Business Banking
Richard K. Smith
Senior Vice President, Treasurer & Chief Financial Officer
Deborah S. Horton
Corporate Secretary
Annual Report on Form 10-K



                                                                             56.

A copy of the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available without charge upon request to:
Investor Relations
Western Ohio Financial Corporation
28 East Main Street
P.O. Box 509
Springfield, OH 45501-0509
(937) 325-9990

Annual Meeting

The Annual Meeting of Shareholders of Western Ohio Financial Corporation will be held at 9:00 AM on Thursday, April 24, 2003, at the Springfield Inn, 100 South Fountain Avenue, Springfield, OH 45502.

Transfer Agent

Computershare Trust Corporation, Inc. serves as the transfer agent for Western Ohio Financial Corporation's shares. Communications regarding change of address, transfer of shares, and lost certificates should be sent to:
Computershare Trust Corporation, Inc.
350 Indiana St., Suite 800
Golden, CO 80401

Legal Counsel

Local Counsel
Martin Browne Hull & Harper
1 South Limestone Street
Springfield, OH 45502

Special Counsel
Katten Muchin Zavis Rosenman
1025 Thomas Jefferson St., N.W.
East Lobby, Suite 700
Washington, DC 20007-5201







                                                                             57.

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

Friedman Billings Ramsey & Co.
Potomac Tower
18th Floor
1001 19th Street North
Arlington, VA 22209
(703) 312-9600

Keefe, Bruyette & Woods, Inc.
787 7th Ave., 4th Floor
New York, NY 10019
(800) 966-1559

McDonald Investments, Inc.
800 Superior Ave.
Cleveland, OH 44114-2603
(216) 443-2300

Sandler O'Neill & Partners, L.P.
919 Third Ave., 6th Floor
New York, NY 10022
(212) 466-7744




                                                                             58.

Office Locations

Visit any of our branch office locations!

We invite you to call on the Cornerstone Bank office nearest you for your personal and business banking needs. Stop by the office in your community to learn more, or call (800) 600-1884.

Main Springfield Office - (937) 325-4683
28 E Main Street
Springfield, OH 45502-1306

Upper Valley Office - (937) 323-8381
1480 Upper Valley Pike
Springfield, OH 45504-4024

New Carlisle Office - (937) 845-3256
210 N Main Street
New Carlisle, OH 45344-1837

Beavercreek Office - (937) 427-6361
3216 Seajay Drive
Beavercreek, OH 45430-1355

Yellow Springs Office - (937) 767-2060
50 Kahoe Lane
Yellow Springs, OH 45387-1237

Enon Office - (937) 864-1928
7601 Dayton Road
Fairborn, OH 45324-1903

Centerville Office - (937) 432-9705
6291 Wilmington Pike
Dayton, OH 45459-7108



                                                                             59.