Form 10-K, Exhibit 13
period 2003-12-31
WESTERN OHIO FINANCIAL CORP
filed 2004-03-26
CIK 920769

                                                                               .
                                                                               .
                                                                               .

                                                                      EXHIBIT 13

TABLE OF CONTENTS

Letter to Shareholders                                                                              3

Market Price of Western Ohio Financial Corporation's
   Common Shares and Related Shareholder Matters                                                    5

Selected Consolidated Financial Information                                                         6

Management's Discussion and Analysis of Financial
   Condition and Results of Operations

General                                                                                             8
Forward-Looking Statements                                                                          9
Analysis of Financial Condition                                                                    12
Comparison of Years Ended December 31, 2003 and December 31, 2002                                  13
Comparison of Years Ended December 31, 2002 and December 31, 2001                                  16
Average Balances, Interest Rates and Yields                                                        19
Rate/Volume Analysis                                                                               20
Asset/Liability Management and Market Risk                                                         21
Liquidity and Capital Resources                                                                    23
Impact of Inflation and Changing Prices                                                            25

Report of Independent Auditors                                                                     26

Consolidated Financial Statements                                                                  27
  Notes to Consolidated Financial Statements                                                       33

Western Ohio Financial Corporation and Subsidiary Shareholder Information                          56

Board of Directors and Officers                                                                    56

Market Makers                                                                                      58

Dear Fellow Shareholders:

2003 was another strong year for Western Ohio Financial Corporation and its sole subsidiary, Cornerstone Bank. Earnings, return on assets and return on equity improved for the sixth consecutive year in spite of industry-wide compression of net interest margin and a recession.

Let's look at the 2003 highlights, details of which are covered more comprehensively in the Management Discussion and Analysis.

         - Net income improved 6.6% over 2002 from $2,347,000 to $2,501,000, while fully diluted earnings per share increased from $1.35 to $1.42.

         - Non-interest income improved nearly 21% reflecting increased gains on sale of mortgage loans, deposit service charges and loan fees. Once a major weakness, your company ranks near the top of its peer group for this earnings component.

         - Total assets grew 15% from $346,800,000 to $399,540,000 reflecting an increase in loan balances of 30% from $257,000,000 to $334,600,000 for 2003.

         - Total deposits increased by 13.4% from $219,200,000 to $248,700,000 for the year. Core deposits grew 10%.

         - Non-interest expense increased only a modest 1.0%.

         - Earning asset quality has been excellent as reflected in significantly lower average impaired loans and non-performing loan levels and net charge offs.

         - The branch network experienced increased loan and deposit volumes as well as significant growth in related fees resulting largely from increased calls, cross-selling and bank at work services.

         - Our capital position remains in all respects well above required minimums.

The primary reason for our success has been the commitment and ability to develop relationships and build on those relationships. Across the bank where our staff meets the customer, we remain focused on relationships with our customers, providing value at a competitive price, providing enhanced convenience and broader product offerings as well as efficiency in answering questions, solving problems, providing faster credit turnaround times, and above all courtesy and respect for our valued customers at all times.

Not only do we strive to develop relationships with our customers, we also strive to develop lasting relationships with the local communities we serve and the charitable organizations that serve them. We have accomplished this in many different ways throughout the year. Our caring employees actively participated in community charity events with such organizations as the American Cancer Society, MR/DD, American Red Cross, Junior Achievement, United Way, Habitat for Humanity and others. Our employees are very proud of the home they helped build and sponsor with Habitat for Humanity. We are also grateful for the recognition each year from the United Way and American Cancer Society for outstanding campaigns. Our employees look forward to our regular blood drives. These are just a small sampling of what makes us proud and our communities a better place to live and work. Our Cornerstone Bank employees are committed to helping the communities we serve and our fellow employees any time there is a need or a good cause. We take our community involvement seriously.

Our corporate challenges remain the same: finding new sources for profitable growth, increased competition, coping with regulatory change, growing our core deposits, competing on value not just price and service quality in an ever-changing environment; and most of all, retaining and acquiring top quality people in all phases of our business. On the national scene, from most reports an economic recovery appears to be in progress. This should ultimately bode well for the markets we serve and your company, although we expect some sluggishness for the next few months especially in the jobs sector. We also anticipate some modest continuation of margin compression in the finance sector, although we believe interest rates could remain fairly steady with some upward pressure perhaps just before and especially after the election this Fall. There remains uncertainty regarding war and potential terrorist acts.

We remain committed to improving the performance of the company and thus shareholder value. We have been successful over the past six years, but there is still much more to accomplish.

We can't thank enough our shareholders, our dedicated and caring staff and Board of Directors and our valued customers for their continuing support.

John W. Raisbeck
President and Chief Executive Officer

David L. Dillahunt
Chairman of the Board

MARKET PRICE OF WESTERN OHIO FINANCIAL CORPORATION'S
COMMON SHARES AND RELATED SHAREHOLDER MATTERS

There were 1,779,823 common shares of WOFC outstanding, including unearned employee benefit plan shares, on December 31, 2003, held of record by approximately 574 registered shareholders and 1,050 beneficial holders behind brokers, banks, and depositories. Price information with respect to WOFC's common shares is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System. The Wall Street Journal publishes daily trading information for our stock under the abbreviation "WstnOH Fnl" in the National Market Listing.

                                      Fiscal Year 2003                     Fiscal Year 2002
                                -----------------------------        -----------------------------
                                 Low        High     Dividend         Low        High     Dividend
                                -----------------------------        -----------------------------
First quarter                   $20.05     $23.50      $.25          $18.55     $20.35      $.25
Second quarter                   20.78      26.13       .25           19.10      21.02       .25
Third quarter                    24.05      28.51       .25           18.77      21.00       .25
Fourth quarter                   28.27      33.28       .25           19.87      21.50       .25

The Corporation has repurchased shares and intends to continue to repurchase shares in order to enhance shareholder value when the Board of Directors considers it to be in the best interest of the Corporation's shareholders. During 2003 the Corporation repurchased 31,500 shares and 22,200 in 2002. The Corporation's ability to repurchase shares will continue to be limited by its earnings and profits, and pre-1988 bad debt tax reserves included in Cornerstone's retained earnings.

There were no sales of unregistered securities during 2003.

          See accompanying notes to consolidated financial statements.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                             December 31,
                                              --------------------------------------------------------------------------
                                                 2003            2002           2001             2000           1999
                                              ------------    -----------   -------------    --------------  -----------
                                                                            (In Thousands)
Selected Financial Condition Data:

Total assets                                  $   399,540     $  346,795      $  341,711      $  352,562       $ 329,685
Loans, net                                        334,469        256,883         269,300         283,604         254,871
Cash and cash equivalents                           6,853         19,312          16,915           4,805           9,614
Mortgage-backed securities                         21,808         36,866          36,006          39,219          41,591
Securities                                         10,927          9,135           3,642           9,434           8,775
Deposits                                          248,681        219,169         220,287         208,332         202,331
Borrowed funds                                    103,473         81,243          76,655         100,225          82,183
Total stockholders' equity                         44,357         43,205          41,945          41,810          42,989

                                                                             December 31,
                                              --------------------------------------------------------------------------
                                                 2003            2002           2001            2000            1999
                                              -----------     ----------    ------------     -----------      ----------
                                                                            (In Thousands)
Selected Operations Data:

Total interest income                         $    18,559     $   21,381      $   24,718      $   25,624       $  23,415
Total interest expense                              9,149         11,462          15,199          15,730          13,632
                                              -----------     ----------      ----------      ----------       ---------
Net interest income                                 9,410          9,919           9,519           9,894           9,783
Provision for loan losses                             286            343             358             349             246
                                              -----------     ----------      ----------      ----------       ---------
Net interest income after pro-
     vision for loan losses                         9,124          9,576           9,161           9,545           9,537

Non-interest income:
     Service charges                                2,537          2,278           1,603           1,182           1,085
     Gain on sales of loans
           and securities                             629            730             314              75             111

     Other non-interest income                        477             85              22              37              65
                                              -----------     ----------      ----------      ----------       ---------
Total non-interest income                           3,643          3,093           1,939           1,294           1,261
Total non-interest expense                          9,229          9,136           8,216           7,899           8,127
                                              -----------     ----------      ----------      ----------       ---------

Income before income taxes                          3,538          3,533           2,884           2,940           2,671

Income tax expense                                  1,037          1,186           1,009           1,089             988
                                              -----------     ----------      ----------      ----------       ---------
Net income                                    $     2,501     $    2,347      $    1,875      $    1,851       $   1,683
                                              ===========     ==========      ==========      ==========       =========

          See accompanying notes to consolidated financial statements.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                               December 31,
                                                     --------------------------------------------------------------
                                                          2003         2002        2001         2000         1999
                                                          ----         ----        ----         ----         ----
Selected Financial Ratios and Other Data:

Performance Ratios:
   Return on assets (ratio of net income to
     average total assets)                                  0.70%       0.68%       0.54%        0.54%         0.52%
   Interest rate spread information:
     Average during year                                    2.54        2.55        2.30         2.44          2.57
     End of year                                            2.45        2.54        2.20         2.65          2.37
   Net interest margin                                      2.77        2.95        2.83         2.99          3.13
   Ratio of operating expense to
     average total assets                                   2.57        2.64        2.37         2.32          2.51
   Return on equity (ratio of net
     income to average equity)                              5.72        5.47        4.43         4.50          3.75

Quality Ratios:
   Non-performing assets to total assets at end
     of year                                                0.36        0.51        0.82         1.02          0.83
   Allowance for loan losses to non-performing
     loans                                                126.92      101.52       60.15        46.24        100.94
   Allowance for loan losses to total loans                 0.54        0.70        0.63         0.58          1.09
   Allowance for loan losses to classified assets          41.76       28.78       51.04        42.30         75.14

Capital Ratios:
   Total equity to total assets at end of
     year                                                  11.10       12.46       12.27        11.86         13.04
   Average equity to average assets                        12.21       12.40       12.21        12.09         13.87
   Ratio of average interest-earning assets to
     average interest-bearing liabilities                   1.09 x      1.12 x      1.12 x       1.12 x        1.13 x

Per Share Data:
   Earnings per share-Basic                          $      1.44        1.36        1.08         1.01          0.86
   Earnings per share-Diluted                               1.42        1.35        1.08         1.01          0.85
   Dividend payout ratio                                    0.69 x      0.74  x     0.93 x       0.99 x        1.18 x
   Book value per share                              $     24.92       24.62       23.89        23.15         21.82
   Cash dividends paid                               $      1.00        1.00        1.00         1.00          1.00

Number of full service offices                                 7           7           7            6             6

          See accompanying notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Western Ohio Financial Corporation ("the Corporation" or "WOFC"), owns Cornerstone Bank ("Cornerstone"), a federal savings bank as its principal subsidiary. The business of Cornerstone, which has traditionally consisted of attracting deposits from the general public and making loans secured by residential and nonresidential real estate. Cornerstone's profitability, and consequently the Corporation's profitability, is primarily dependent upon its net interest income, which is the difference between interest income on its loan and investment portfolio and interest paid on deposits and other borrowed funds and the levels of non-interest income and non-interest expense. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. Non-interest income consists primarily of service charges and other fees and gains on sales of securities and other assets. Non-interest expense includes salaries and employee benefits, occupancy of premises, federal deposit insurance premiums, franchise taxes, data processing expenses and other operating expenses. In October 1997, the Corporation formed another subsidiary, CornerstoneBanc Financial Services, Incorporated (formerly West Central Mortgage Services, Incorporated), ("CFSI"). The primary business of CFSI is to hold one-to-four family mortgage loans from outside the Corporation's primary market area.

The operating results of the Corporation are also affected by general economic conditions, the monetary and fiscal policies of federal agencies and the policies of agencies that regulate financial institutions. The Corporation's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans, commercial loans and other types of loans, which is, in turn, affected by the interest rates at which such loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

The Corporation's primary market area consists of Clark, Greene and portions of Montgomery counties. Located in west-central Ohio, Clark and Greene counties' economic environment consists of a traditional industrial base supplemented by the service and support industries, and its close proximity to a major U.S. military installation, Wright Patterson Air Force Base. Since September 11, 2001, the Air Force Base has increased some of its military operations and this could increase the economic environment in Clark and Greene Counties. Navistar Truck Manufacturer is the largest industrial employer in Clark County. While Navistar's Clark County operations have provided stable employment for the area over the last several decades, in recent years Navistar has shifted its operations to smaller truck production, which has led to layoffs that could possibly affect the economic viability of the Corporation's market area. The Community Hospital, Clark State Community College, Mercy Medical Center and Wittenberg University are also major employers in the area. Unemployment for all three counties has improved during the past year with Clark and Montgomery County unemployment rates moving fairly consistent with the national average while Greene County has remained below the national rate of unemployment.

The Corporation offers a range of customer services and products, including deposit accounts and loans. These loans are primarily one-to-four family mortgage loans, multi-family and commercial real estate loans, commercial

          See accompanying notes to consolidated financial statements.

loans and home equity lines of credit. Smaller portions of the Corporation's loans receivable consist of construction and consumer loans.

Management and the Board of Directors of the Corporation have sought to enhance shareholder value by using excess capital to repurchase outstanding shares when business and market conditions warrant. As a practical matter, however, the Corporation's ability to repurchase shares will continue to be limited by its earnings, level of stock price and pre-1988 bad debt tax reserves included in Cornerstone's retained earnings.

FORWARD-LOOKING STATEMENTS

When used throughout this document, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projected," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Bank's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Bank's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Factors listed above could affect the Corporation's financial performance and could cause actual results for future periods to differ materially from any statements expressed with respect to future periods.

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

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Western Ohio's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the banking industries. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment, write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

          See accompanying notes to consolidated financial statements.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and the estimates underlying those amounts, management has identified the determination of the allowance for loan losses, the valuation of retained interests, including mortgage and other servicing assets, to be the accounting areas that require the most subjective or complex judgments, and as such would most likely be subject to subsequent revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable credit losses incurred in the loan portfolio at a particular balance sheet date. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions and collateral values, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses.

The allowance for loan losses consists of allocated and unallocated components. The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based upon regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values.

The unallocated portion of the allowance for loan losses reflects management's estimate of likely inherent but undetected losses within the loan portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about the financial condition of the borrower, the difficulty in identifying future events that correlate to subsequent loss rates, and risk factors that have not yet materialized that would impact loss allocation factors. The unallocated allowance also includes a component that accounts for the inherent imprecision in loan loss analysis. The analysis for both the allocated and unallocated components is updated quarterly.

Many factors requiring both quantitative as well as qualitative judgment, affect the allowance for loan losses. Although management believes its process for determining the allowance adequately considers all of the potentially critical factors that could ultimately result in credit losses, the process includes subjective elements and therefore may be susceptible to significant change. To the extent the actual outcomes differ from management estimates, additional provision for loan losses could be required that could adversely affect the earnings and financial position in the future.

          See accompanying notes to consolidated financial statements.

Retained interests, including Mortgage Servicing Rights (MSRs), are established and accounted for based on discounted cash flow modeling techniques which require management to make estimates regarding the amount and timing of expected future cash flows, including assumptions about loan prepayment rates, credit loss experience, and costs to service, as well as discount rates that consider the risk involved. MSRs do not trade in an open market with active trading with readily available market prices. Although sales of MSRs do occur, the exact terms and conditions may not be readily available to assist in a valuation exercise. Because the values of these assets are sensitive to changes in assumptions, the valuation of retained interests, which in part is provided by an independent third party, is considered a critical accounting estimate.

The expected and actual prepayment rates for mortgage loans are the most significant factors impacting the value of MSRs, which have a high correlation to the movement of market interest rates. Increases in mortgage loan prepayments reduce estimated future net servicing cash flows because the life of the underlying loan has declined. Management compares its fair value estimates and assumptions to observable market data when available, monitors the movement in market interest rates due to their impact on the prepayment of loans, and updates the valuation of MSRs quarterly.

OVERVIEW

The main source of revenue for the Corporation is net interest income from lending activity and deposit gathering. In addition the Company collects fees from customers for services related to these two major activities. The level of lending activity is influenced by the economic factors such as market interest rates, business spending and consumer confidence coupled with the competitive conditions within the financial services industry, which includes both Community Banks as well as larger Regional Banks.

The low level of interest rates during the past year provided the Company the opportunity to originate very high levels of residential mortgage loans, however this low level of rates also afforded customers the opportunity to refinance their existing mortgages at lower rates, which resulted in a higher level of loan payoffs. This in turn affected the Company's ability to grow the balance sheet during 2003. The result has been continued margin compression for both the Bank as well as the industry. The Bank experienced a modest decline in net interest income during 2003 and the result was a lower net interest margin due to lower spread, primarily driven by reduced yields on originated loans. In order to provide a slightly higher level of earning assets during the year, the Company purchased mortgage loan pools in order to replace the higher level of residential mortgages that were paid off due to refinancing.

The Company will continue to increase its focus on fee-based services in order to reduce the reliance on net interest income due to its interest rate sensitivity. In addition, the Bank will continue to focus on the growth of Business Banking and increased business relationships. The business loans provide a higher net interest spread than residential mortgages and also provide an additional source of fees and cost-effective deposits.

Finally, the credit quality of the loan portfolio showed continued improvement during the past year due in part to an improving economy which contributed to improved financial results for business customers.

          See accompanying notes to consolidated financial statements.

Competitive conditions within the financial services industry will continue in 2004 and net interest margin compression will continue to challenge the Company. The economy, which has improved recently but still provides many mixed results, especially on the jobs front, may provide improved loan and business opportunities during 2004.

ANALYSIS OF FINANCIAL CONDITION

Total assets of the Corporation increased $52.7 million, or 15.2% from $346.8 million at December 31, 2002 to $399.5 million at December 31, 2003. This increase in assets was attributable to growth in loans receivable, partially offset by declines in cash and cash equivalents and securities. Cash and cash equivalents decreased $12.5 million from $19.3 million at December 31, 2002 to $6.9 million at December 31, 2003. Securities decreased $13.3 million from $46.0 million at December 31, 2002, to $32.7 million at December 31, 2003. The primary reason for the increase in loans receivable was the purchase of mortgage loan pools, primarily fifteen year and adjustable rate mortgages.

Net loans receivable increased from $256.9 million at December 31, 2002, to $334.5 million at December 31, 2003, an increase of $77.6 million, or 30.2%. The increase was primarily the result of purchasing $76.5 million of new residential mortgage loan originations within the United States, primarily fifteen year fixed and adjustable rate loans of three to five years. Traditional one-to-four family residential mortgage loans increased $51.0 million from $124.1 million at December 31, 2002 to $175.1 at December 31, 2003. This increase was the result of the purchased residential mortgage loans previously mentioned coupled with a net reduction in Bank originated loans due to the continued heavy mortgage refinancing activity in 2003. Additionally, commercial real estate mortgage loans increased $26.5 million from $87.0 million at December 31, 2002 to $113.5 million at December 31, 2003. The Bank's strategic direction continues to be diversification of its loan portfolio into more commercial and other real estate mortgage type loans in order to increase loan interest income and non-interest-bearing commercial deposits as well as reducing the duration of its typical one-to-four family mortgage portfolio.

Securities available for sale decreased $13.3 million, or 28.8%, from $46.0 million at December 31, 2002 to $32.7 million at December 31, 2003. The decrease was due to sale of securities of $9.5 million and maturities and principal repayments of $22.7 million. Principal repayments on existing mortgage-backed securities available for sale accelerated in 2003, which was primarily attributable to higher levels of residential mortgage refinancing during this current low interest rate environment. The decline in securities available for sale was partially offset by securities purchases amounting to $20.1 million during 2003.

Liabilities increased from $303.6 million at December 31, 2002, to $355.2 million at December 31, 2003, an increase of $51.6 million, or 17.0%. The primary reason for the increase in total liabilities was an increase in brokered deposits and Federal Home Loan Bank ("FHLB") advances, which provided the funding for the loan growth mentioned above. FHLB advances increased $22.2 million, or 27.4%, to $103.5 million at December 31, 2003 from $81.2 million at December 31, 2002. The FHLB advances are secured by a blanket pledge of mortgages to the FHLB and are not tied to specific securities or mortgages. Under the blanket pledge, the Corporation had approximately $36.5 million in additional borrowing capacity with the FHLB at December 31, 2003.

Deposits, which are comprised of customer accounts and brokered certificates of deposit, increased $29.5 million, or 13.5%, from $219.2 million as of December 31, 2002 to $248.7 million as of December 31, 2003. The increase occurred entirely in brokered deposit accounts, from a zero balance at

          See accompanying notes to consolidated financial statements.

December 31, 2002 to $30.7 million at December 31, 2003. Deposits in the money market accounts increased $0.4 million from $66.5 million at December 31, 2002 to $66.9 million at December 31, 2003. Deposits in non-interest-bearing checking accounts increased $2.4 million, or 22.0%, to $13.1 million at December 31, 2003 from $10.8 million at December 31, 2002. These increases in customer deposits were offset by reductions in interest-bearing checking accounts and customer certificates of deposit. Management's strategy has been to encourage multiple deposit relationships and achieve parity in pricing between certificates of deposit and wholesale funding from the FHLB.

Total shareholders' equity increased $1.2 million, or 2.7%, from $43.2 million at December 31, 2002 to $44.4 million at December 31, 2003. This increase was due primarily to net income of $2.5 million during the current year, an increase of $238,000 in the employee stock ownership plan and a net reduction of $609,000 in the cost of the Company's treasury shares in 2003. The increase was partially offset by dividend payments to shareholders of $1.7 million and a reduction of $488,000 in accumulated other comprehensive income.

COMPARISON OF RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

The Corporation's results of operations depend primarily on the level of its net interest income, non-interest income (fees) as well as the level of its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned and paid on them, respectively. In addition, the Corporation receives fees from loan originations, loan sales, late payments, loan servicing and payments for service related to transaction and other deposit accounts, and from dividends on its FHLB stock.

GENERAL. Net income for the year ended December 31, 2003, was $2.5 million, an increase of $154,000 or 6.6% compared to the year ended December 31, 2002. The increase was primarily the result of growth in non-interest income in 2003 of $550,000 above the prior year's level, partially offset by a decline in net interest income of $509,000 from the level in 2002 and a modest increase in total non-interest expense. The returns on average assets and average shareholders' equity in 2003 were 0.70% and 5.72%, respectively, compared to 0.68% and 5.47% in 2002. Earnings per share on a fully diluted basis increased $.07 per share, or 5.2% from $1.35 per share for 2002 to $1.42 per share for 2003.

Net interest income is the largest component of the Corporation's income and is affected by the interest rate environment and the volume and composition of interest-earning assets and interest-bearing liabilities. Net interest income decreased $509,000 from $9.9 million to $9.4 million, or 5.1%, primarily due to a decline in the yields on interest-earning assets, both investment securities and loans, partially offset by lower rates paid on interest-bearing liabilities coupled with a modest shift of deposits from higher rate certificates of deposit to lower rate checking and money market accounts. The Corporation's net interest margin of 2.77% in 2003 declined 18 basis points from 2.95% in 2002 mainly resulting from a reduction in the net interest rate spread by 1.0 basis points from 2.55% in 2002 to 2.54% in 2003. The benefit of the decline in the rate paid on interest-bearing liabilities of 90 basis points from 3.81% in 2002 to 2.92% in 2003 was more than offset by the reduction in the yield on interest-earning assets of 98 basis points from 6.36% in 2002 to 5.46% in 2003. (See the table under Average Balances, Interest Rates and Yields). Management expects the current level of deposit costs to increase in the second half of 2004 and subsequent years since the general level of interest rates is expected to rise.

          See accompanying notes to consolidated financial statements.

The provision for loan losses for the year ended December 31, 2003, was $286,000, a decrease of $57,000, compared to $343,000 for the year ended December 31, 2002. Non-interest income increased $550,000 to $3.6 million for the full year 2003 above the prior years results, primarily due to an increase in deposit service charges and other non-interest income. Non-interest expense increased $93,000 from $9.1 million at December 31, 2002, to $9.2 million at December 31, 2003, primarily the result of increased professional services and other non-interest expense. Income taxes decreased $149,000 from $1.2 million at December 31, 2002, to $1.1 million at December 31, 2003, as a result of an increase in nontaxable earning assets from the Bank owned life insurance policy.

INTEREST INCOME. Total interest income of $18.6 million for the year ended December 31, 2003 decreased $2.8 million, or 13.2%, from $21.4 million for the year ended December 31, 2002. This decrease is due primarily to lower yields on loans and securities, which was partially offset by an increase in the amount of interest-earning assets, namely loans receivable. The yield on interest-earning assets of 5.46% in 2003 declined 90 basis points from 6.36% in 2002, primarily due to a decline in loan yields. The reduction in yields on total loans of 99 basis points in 2003 to 5.82% from 6.81% in 2002 was the largest contributor to the declining interest income. There was an increase in average gross loan balances in 2003 of $24.8 million, or 9.2%, primarily in commercial mortgage loans and 1-4 family residential mortgages, partially offset the reduction of interest income for loans. Interest income from securities and other investments declined by $1.5 million in 2003 from the prior year principally due to a decline in average interest-earning assets of $18.6 million, or 31.0%, in 2003 versus 2002 and a reduction in the average yield of 176 basis points from 4.89% in 2002 to 3.13% in 2003. (See the table under Average Balances, Interest Rates and Yields)

INTEREST EXPENSE. Total interest expense of $9.1 million for the year ended December 31, 2003, decreased by $2.3 million, or 20.2%, compared to $11.5 million for the year ended December 31, 2002. The decrease was primarily rate driven as lower rates were paid on all deposit accounts and the deposit mix shifted modestly from generally higher cost certificates of deposit to lower rate checking and money market accounts. The total cost of funds declined by 89 basis points year over year as rates paid on interest-bearing liabilities of 3.81% in 2002 declined to 2.92% in 2003. Overall, interest expense on deposits, which included brokered certificates of deposit, decreased $2.1 million or 28.8% for the year ended December 31, 2003 from $7.3 million in December 31, 2002 to $5.2 million at December 31, 2003. Interest expense on FHLB borrowings decreased $272,000, or 6.5%, from $4.2 million in 2002 to $3.9 million in 2003 due primarily to a decline of 58 basis points from 5.03% in 2002 to 4.45% in 2003. An increase in average FHLB advances of $4.9 million in 2003 above the prior year modestly offset the decline in interest expense. (See the table under Average Balances, Interest Rates and Yields)

PROVISION FOR LOAN LOSSES. The provision for loan losses totaled $286,000 and $343,000 for the years ended December 31, 2003 and December 31, 2002, respectively. The Corporation maintains an allowance for loan losses in an amount, which in management's judgment, is adequate to absorb probable losses incurred in the loan portfolio. While management utilizes its best judgment and information available, ultimate adequacy of the allowance is dependent on a variety of factors, including performance of the Corporation's loan portfolio, the economy, changes in real estate values and interest rates and the view of the regulatory authorities toward loan classifications. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level considered adequate to absorb probable losses in the loan portfolio. The amount of the provision is based on management's regular review of the loan portfolio and consideration of such

          See accompanying notes to consolidated financial statements.

factors as historical loss experience, changes in size and composition of the loan portfolio and specific borrower considerations, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. Management believes that the total allowance of $1.8 million on total loan portfolio of $337.4 million at December 31, 2003 is adequate.

The ratio of nonperforming loans to total loans and the allowance for loan losses to total loans at December 31, 2003 amounted to 0.42% and .53%, respectively versus 0.69% and 0.70% at December 31, 2002. Net charge-offs of $353,000 in 2003 increased $59,000 from the prior year's results. The allowance for loan losses of $1.8 million at December 31, 2003 remained the same as the prior year-end balance.

Nonperforming loans, of $1.4 million at December 31, 2003, decreased by $360,000, or 20.2%, from $1.8 million at December 31, 2002. This decrease occurred primarily in commercial loans and one-to-four family mortgage loans. At December 31, 2003 approximately $1.3 million, or 89% of the nonperforming loans, were secured by one-to-four family mortgages where the Corporation is well secured and has had low loan loss experience.

The Corporation will continue to review its allowance for loan losses and make further provisions as required dependent upon the economic and asset quality conditions. Although the Corporation maintains its allowance for loan losses at a level that it considers to be adequate to provide for probable incurred losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Corporation's determination as to the amount of the allowance for loan losses is subject to review by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), which can order the establishment of additional allowances. At December 31, 2003, the Corporation was aware of no regulatory directives or suggestions that the Corporation make additional provisions for losses on loans.

NON-INTEREST INCOME. Non-interest income increased $550,000 from $3.1 million in 2002 to $3.6 million in 2003 due to increases in service charges and other non-interest income modestly offset by a decline in gains on the sale of loans. Service charges on loans and deposits, including nonsufficient funds charges, increased approximately $259,000 during 2003 above the prior year's results. The Corporation believes these deposit service charges continue to be sustainable due to its overdraft honor program, which provides most customers the courtesy of honoring checks drawn on insufficient balances, up to limits established by management. Gains on loan sales of $433,000 in 2003 occurred on the sale of $18.9 million of new mortgage loan originations. This compares to gains on loan sales in 2002 of $504,000 on new mortgage loan originations of $29.5 million. Other non-interest income of $477,000 in the year ended December 31, 2003 increased by $392,000 from $85,000 in the year ended December 31, 2002 due to the benefit of the full year of added interest income from the Bank owned life insurance policy, accounted for as fee income, which was purchased by the Bank in late 2002. In addition, net gains on securities amounted to $196,000 for fiscal year 2003 versus securities gains of $226,000 for fiscal year 2002.

NON-INTEREST EXPENSE. Total non-interest expense increased modestly, by $93,000, or only 1.0% in 2003, from $9.1 million in 2002 to $9.2 million in 2003. The increase is primarily due to increases in professional services, state franchise taxes and other non-interest expense. Professional services increased $122,000 from $614,000 in 2002 to $736,000 in 2003, due primarily to the consulting expense related to the overdraft honor program. As noted above, the service charges collected on deposits have more than offset this expenditure. The contract is scheduled to expire at the end of 2004. State franchise taxes increased primarily due to a higher level of earnings for the Bank in 2003. Other non-interest expense of $1.3 million for the period ended December 31, 2003 increased by $47,000, or 3.60%, from $1.3 million for the previous year. This increase was primarily comprised of loan fees for servicing purchased mortgage loans and added expenses related to the Bank

          See accompanying notes to consolidated financial statements.

owned life insurance. Other major categories of non-interest expense consist of salaries and wages, data processing, advertising, franchise taxes, telephone, and printing and supplies.

INCOME TAX EXPENSE. Income tax expense was $1.1 million for the year ended December 31, 2003, a decrease of $149,000, or 12.6%, from the same period the prior year. The reduction in income taxes occurred primarily due to the addition of $8.4 million of Bank owned life insurance in the fourth quarter of 2002. The income received on the BOLI, which is nontaxable, resulted in increased revenue without a corresponding tax liability. The Corporation's effective tax rate for 2003 and 2002 was 29.4% and 33.6%, respectively. The addition of the Bank owned life insurance in 2002 was the primary factor in the reduction in the effective tax rate for the Company.

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

GENERAL. Net income for the year ended December 31, 2002, was $2.3 million, an increase of $472,000, or 25.2%, compared to the year ended December 31, 2001. The increase was primarily the result of an increase in non-interest income in 2002 of $1.2 million, offset in part by an increase in total non-interest expense. In addition, net interest income grew by $400,000. The returns on average assets and average shareholders' equity in 2002 were 0.68% and 5.47%, respectively, compared to 0.54% and 4.43% in 2001. Basic earnings per share increased $.28 per share from $1.08 per share for 2001 to $1.36 per share for 2002.

Net interest income is the largest component of the Corporation's income and is affected by the interest rate environment and volume and composition of interest-earning assets and interest-bearing liabilities. Net interest income increased $400,000 from $9.5 million to $9.9 million, or 4.2%, primarily due to lower interest rates on interest-bearing liabilities as the shift of deposits went from certificates of deposit to checking and money market accounts, partially offset by lower rates on loans and securities. The continued general decrease in rates paid on liabilities during the year 2002 positively impacted the Corporation's net interest margin, which increased 12 basis points from 2.83% in 2001 to 2.95% in 2002. The average cost of funds decreased to 3.81% in 2002 from 5.04% in 2001.

The provision for loan losses for the year ended December 31, 2002, was $343,000, a decrease of $15,000 compared to $358,000 for the year ended December 31, 2001. Non-interest income increased $1.2 million to $3.1 million primarily due to an increase in deposit fees, service charges, security sales, and gains on loan sales. Non-interest expense increased $920,000, from $8.2 million at December 31, 2001, to $9.1 million at December 31, 2002, primarily the result of increases in salaries, benefits and professional services. Income taxes increased $177,000 from $1.0 million at December 31, 2001, to $1.2 million at December 31, 2002, as a result of higher tax expense associated with the additional net income.

INTEREST INCOME. Total interest income decreased $3.3 million, or 13.5%, for the year ended December 31, 2002, compared to the prior year. This decrease is due primarily to lower yields on loans and securities and, to a lesser extent, a decrease in volume. Total gross loans decreased 4.6% with the decrease primarily in one-to-four family real estate loans. With the overall decrease in interest rates during the year, new loans were added with lower yields during 2002 compared to new loans added during 2001. Interest from securities

          See accompanying notes to consolidated financial statements.

and other sources fell by $250,000 primarily due to lower yields on securities and overnight investments partially offset by an increase in the average balances of securities held for sale.

INTEREST EXPENSE. Total interest expense decreased $3.7 million or 24.6% for the year ended December 31, 2002, compared to the prior year 2001. The decrease was due primarily to lower rates paid on all deposit accounts and the shift from certificates of deposit to checking and money market accounts, and to a lesser extent, a decrease in volume. Overall, interest expense on deposits decreased $3.0 million, or 29.3%, for the year ended December 31, 2002 from $10.3 million in December 31, 2001 to $7.3 million in December 31, 2002. Interest on FHLB borrowings decreased $724,000, or 14.7%, from $4.9 million in 2001 to $4.2 million in 2002 due to a decrease in borrowing costs and a decrease in average outstanding borrowings from the FHLB.

PROVISION FOR LOAN LOSSES. The provision for loan losses totaled $343,000 and $358,000 for the year ended December 31, 2002 and December 31, 2001. The Corporation maintains an allowance for loan losses in an amount, which, in management's judgment, is adequate to absorb probable losses in the loan portfolio. Management believed that the total allowance for loan losses of $1.8 million at December 31, 2002, was adequate given the collateral supporting non-performing loans, local economic conditions, the level of impaired and non-performing loans, and the composition of the loan portfolio.

Net charge-offs were $232,000 and $328,000 for the years ended December 31, 2002 and December 31, 2001 respectively. Allowance for loan loss increased $111,000 from $1.7 million in 2001 to $1.8 million in 2002. During the same period, nonresidential and commercial balances increased $15.8 million. With respect to the higher concentrations in nonresidential and commercial loans, management believes that the total allowance of $1.8 million on total loans of $260 million at December 31, 2002 is adequate.

Non-performing loans decreased to $1.8 million at December 31, 2002 from $2.8 million at December 31, 2001. This decrease occurred primarily in commercial loans and one-to-four family mortgage loans. At December 31, 2002 approximately $1.5 million, or 86%, of the non-performing loans, were secured by one-to-four family mortgages where the Corporation is well secured and has had low loan loss experience.

NON-INTEREST INCOME. Non-interest income increased $1.2 million from $1.9 million in 2001 to $3.1 million in 2002. Service charges on loans and deposits increased approximately $675,000 during 2002. Service charges on deposits, including non-sufficient funds and ATM charges, increased $589,000. The Corporation believes these deposit service charges are sustainable due to its new overdraft honor program, which provides to most customers the courtesy of honoring checks drawn on insufficient balances, up to limits established by management. Loan service and prepayment fees increased $85,000 due to increased volume from lower rates during the year. Additionally, gain on loan sales increased $167,000 to $504,000 in 2002 due to the sale of $29.5 million of new mortgage loan originations. This compares to gains on loan sales in 2001 of $337,000 on new mortgage loan originations of $13.7 million. In addition, gains on securities increased by $249,000 to $226,000 as of December 31, 2002 compared to a loss of $23,000 for December 31, 2001.

          See accompanying notes to consolidated financial statements.

NON-INTEREST EXPENSE. Total non-interest expense increased 11.2% in 2002, from $8.2 million in 2001 to $9.1 million in 2002. The increase is primarily due to increases in salaries and benefits of $673,000 and an increase in occupancy expense of $22,000. Professional services increased $106,000 from $508,000 in 2001 to $614,000 in 2002. This is due primarily to the fees payable to the consultants on the overdraft honor program. As noted above, the service charges on deposits have more than offset this expenditure. Other non-interest expense consists of items such as data processing, marketing, franchise taxes, telephone, printing and supplies and loan expenses. Additionally, included in the 2002 non-interest expense totals is approximately $396,000 of expenses related to the Corporation's Centerville, Ohio branch, which opened in September 2001.

INCOME TAX EXPENSE. Income tax expense was $1.2 million for the year ended December 31, 2002, an increase of $177,000 from the same period of the prior year. Income taxes increased primarily due to higher net income. The Corporation's effective tax rate for 2002 and 2001 was 33.6% and 35.0%, respectively.

          See accompanying notes to consolidated financial statements.

AVERAGE BALANCES, INTEREST RATES AND YIELDS. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates paid. No tax equivalent adjustments were made. All average balances are monthly average balances. Nonaccruing loans have been included in the table as loans carrying a zero yield. The average balance of securities available for sale includes unrealized gains and losses.

                                                            Year Ended December 31,
                        ---------------------------------------------------------------------------------------------
                                     2003                             2002                            2001
                        ------------------------------  ------------------------------- -----------------------------
                          Average   Interest              Average    Interest             Average    Interest
                        Outstanding Earned/   Yield/    Outstanding   Earned/  Yield/   Outstanding   Earned/  Yield/
                          Balance    Paid      Rate       Balance      Paid     Rate      Balance      Paid     Rate
                         ---------  --------  ------    -----------   ------    -----   -----------  --------   -----
                                                                (Dollars in Thousands)
Interest-earning
assets:
    Loans, net          $ 293,856   $ 17,092  5.82%     $   269,060   18,316    6.81%   $  279,612   $ 21,403   7.65%
    Securities             34,279      1,074  3.13           52,754    2,578    4.89        42,836      2,600   6.07
    Interest-bearing
    deposits                2,919         29  0.99            5,619       84    1.49         5,856        161   2.75
    FHLB stock              9,107        364  4.00            8,720      403    4.62         8,236        554   6.73
                        ---------   --------  ----      -----------   ------    ----    ----------   --------
      Total
      interest-earning
      assets              340,161     18,559  5.46          336,153   21,381    6.36       336,540     24,718   7.34

    Non-earning
    assets                 18,285                            10,137                         10,332
                        ---------                       -----------                     ----------
      Total assets      $ 358,446                       $   346,290                     $  346,872
                        =========                       ===========                     ==========

Interest-bearing
liabilities:
    Time deposits       $ 119,122   $  4,234  3.55      $   121,156    5,670    4.68    $  133,226      7,966   5.98
    Demand and NOW
    deposits               29,064         99  0.34           24,382      123    0.50        19,148        156   0.81
    Savings
    deposits               76,356        881  1.15           71,728    1,462    2.04        60,117      2,146   3.57
    Borrowings             88,466      3,935  4.45           83,599    4,207    5.03        88,898      4,931   5.55
                        ---------   --------  ----      -----------   ------            ----------   --------
      Total
      interest-bearing
      liabilities         313,008      9,149  2.92          300,865   11,462    3.81       301,389     15,199   5.04

    Non-earning
    liabilities             1,677                             2,481                          3,146
                        ---------                       -----------                     ----------
      Total
      liabilities         314,685                           303,346                        304,535

    Equity                 43,761                            42,944                         42,337
                        ---------                       -----------                     ----------

      Total
      Liabilities/
      Equity            $ 358,446                       $   346,290                     $  346,872
                        =========                       ===========                     ==========

Net interest
income                              $  9,410                          $9,919                         $  9,519
                                    ========                          ======                         ========
Net interest rate
  spread                                      2.54%                             2.55%                           2.30%
                                              ====                              ====                            ====
Net earning assets      $  27,153                       $    35,288                     $   35,151
                        =========                       ===========                     ==========
Net yield on average
interest-
    earning assets                            2.77%                             2.95%                           2.83%
                                              ====                              ====                            ====
Average interest-
  earning assets
  to average interest
  -bearing liabilities                  1.09 X                          1.12 X                           1.12 X

          See accompanying notes to consolidated financial statements.

RATE/VOLUME ANALYSIS. The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in average outstanding balances and changes due to the volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by new rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                            Year Ended December 31,                    Year Ended December 31,
                                    ---------------------------------------     ------------------------------------
                                                 2003 vs. 2002                             2002 vs. 2001
                                    ---------------------------------------     ------------------------------------
                                              Increase                                 Increase
                                             (Decrease)                                (Decrease)
                                               Due to               Total                Due to              Total
                                    -----------------------       Increase      ----------------------     Increase
                                      Volume         Rate        (Decrease)       Volume        Rate      (Decrease)
                                    ---------      --------      ----------     ---------    ---------    ----------
                                                                 (Dollars in Thousands)
Interest-earning assets:
    Loans, net                      $   2,112      $ (3,336)     $   (1,224)    $    (785)   $  (2,302)   $   (3,087)
    Securities                           (749)         (755)         (1,504)          538         (560)          (22)
    Other                                 (22)          (72)            (94)           25         (253)         (228)
                                    ---------      --------      ----------     ---------    ---------    ----------
       Total interest-earning
       assets                       $   1,341      $ (4,163)     $   (2,822)    $    (222)   $  (3,115)   $   (3,337)
                                    =========      ========      ==========     =========    =========    ==========

Interest-bearing liabilities:
    Time deposits                   $    (101)     $ (1,335)     $   (1,436)    $    (676)   $  (1,620)   $   (2,296)
    Demand and NOW deposits                35           (59)            (24)           36          (69)          (33)
    Savings deposits                      101          (682)           (581)          359       (1,043)         (684)
    Borrowings                            273          (545)           (272)         (283)        (441)         (724)
                                    ---------      --------      ----------     ---------    ---------    ----------

       Total interest-bearing
       liabilities                  $     308      $ (2,621)     $   (2,313)    $    (564)   $  (3,173)   $   (3,737)
                                    =========      ========      ==========     =========    =========    ==========

Net interest income                                              $     (509)                              $      400
                                                                 ==========                               ==========

          See accompanying notes to consolidated financial statements.

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

NPV is generally considered to be the present value of the difference between expected incoming cash flows on interest-earning and other assets and expected outgoing cash flows on interest-bearing and other liabilities. The application attempts to quantify interest rate risk as the change in the NPV, which would result from a theoretical basis point (1 basis point equals .01%) change in market interest rates. Changes of 100 and 200 basis point increases and decreases in market interest rates are considered in the measurement of the Corporation's interest rate risk.

Presented on the following page is an analysis of Cornerstone's interest rate risk as of December 31, 2003, and December 31, 2002, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 to 200 basis points in market interest rates. The tables also contain the policy limits set by the Board of Directors as the maximum change in NPV the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration to the impact on the NPV capital position of various rate changes and the institution's strong capital position.

As illustrated in the tables, the institution's NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, because Cornerstone has primarily fixed-rate loans within its loan portfolio, the amount of interest Cornerstone would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are originated. Moreover, the interest Cornerstone would pay on its deposits would increase relatively rapidly because Cornerstone's deposits generally have shorter periods to repricing.

          See accompanying notes to consolidated financial statements.

                                           December 31, 2003                   December 31, 2002
   Change in       Board limit             -----------------                   -----------------
 Interest Rate       Minimum           $Change   %Change   NPV              $Change    %Change   NPV
(Basis Points)      NPV Ratio          In NPV    In NPV   Ratio             In NPV     In NPV   Ratio
-------------       ---------          ------    ------   -----             ------     ------   -----
                                        (Dollars in Thousands)
   +200              6.75              (4,928)    (11)    11.72%           (5,756)       (12)   11.72
   +100              7.25              (4,089)     (9)    12.57            (2,103)        (4)   12.57
     -               8.00                   -       -     13.01                 -          -    13.01
   (100)             9.00               1,019       2     13.17               978          2    13.17
   (200)             9.00              (1,318)     (3)    13.40             2,234          5    13.40

As of December 31, 2003, the percentage change in NPV resulting from certain changes in interest rates were within the policy limits of the institution's Board of Directors. As the table above suggests, in a rising interest rate environment, Cornerstone's net interest income could be negatively affected. Moreover, rising interest rates could negatively affect Cornerstone's earnings and thereby the Corporation's earnings due to diminished loan demand. As part of its interest rate risk strategy, Cornerstone has attempted to utilize adjustable-rate and short-term duration loans and investments.

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

          See accompanying notes to consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Western Ohio Financial Corporation's liquidity, primarily represented by cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2003, 2002 and 2001.

                                                         Year Ended December 31,
                                                    2003          2002          2001
                                                -----------   -----------   -----------
Net income                                      $     2,501   $     2,347   $     1,875
Adjustments to reconcile net income to
    Net cash from operating activities                  152         1,041         1,375
                                                -----------   -----------   -----------
Net cash from operating activities                    2,653         3,388         3,250
Net cash from investment activities                 (65,576)       (2,587)       23,237
Net cash from financing activities                   50,464         1,596       (14,377)
                                                -----------   -----------   -----------
Net change in cash and cash equivalents             (12,459)        2,397        12,110
Cash and cash equivalents at
    Beginning of period                              19,312        16,915         4,805
                                                -----------   -----------   -----------
Cash and cash equivalents at
    End of period                               $     6,853   $    19,312   $    16,915
                                                ===========   ===========   ===========

At December 31, 2003, the Corporation had no outstanding commitments to sell loans or securities.

OTS regulations presently require Cornerstone Bank to maintain sufficient liquidity to assure its safe and sound operation. To that end, Cornerstone Bank maintains investments generally having maturities of five years or less, sells loans into the secondary market and borrows funds from the FHLB. These activities are intended to provide a source of relatively liquid funds on which Cornerstone may rely, if necessary, to fund deposit withdrawals or other short-term funding needs.

The Corporation's primary sources of funds consist of deposits and repayments of loans and interest earned on securities. The Bank maintains a higher ratio of loans to deposits in comparison with other similarly sized financial institutions. Historically, this factor has not had a material effect on the Corporation's liquidity as it has utilized other potential sources of funds including borrowings from the FHLB of Cincinnati to maintain liquidity and to meet operating expenses. In 2003, the Corporation also utilized brokered certificates of deposit, which will primarily have maturity dates of three years or less, to fund asset growth. Management believes that loan sales and repayments and other sources of funds will be adequate to meet the Corporation's foreseeable liquidity needs. The Corporation anticipates that it will have sufficient funds available to meet current loan commitments. At December 31, 2003, the Corporation had outstanding commitments to extend credit that amounted to $ 41.1 million.

OTS regulations require that financial institutions maintain "tangible capital" of not less than 1.5% of the financial institution's adjusted total assets. Tangible capital is defined as "core capital" less any intangible assets. Core capital is comprised of common shareholders' equity (including retained earnings). OTS prompt corrective action regulations require core capital to be maintained at 3% of total institution assets. The following table indicates the requirement for core capital is 4% because that is the level that the OTS prompt corrective action regulations require to be considered adequately capitalized.

          See accompanying notes to consolidated financial statements.

OTS regulations require the institution to maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items. Cornerstone's adjustment to core capital included the portion of the loan and lease loss allowance over the amount required for loans classified as loss. This adjustment is $1.8 million as of December 31, 2003.

The following table summarizes Cornerstone's regulatory capital requirements and actual capital at December 31, 2003.

                                                                                                 Excess of Actual
                                                                                               Capital Over Current
                                 Actual Capital               Current Requirement                   Requirement
                             ----------------------         ----------------------            ----------------------
                              Amount        Percent           Amount       Percent             Amount        Percent
                              ------        -------           ------       -------             ------        -------
                                                              (Dollars in thousands)
Tangible Capital             $41,295         10.34%           $5,993         1.50%            $35,302          8.84%
Core Capital                  41,295         10.34            15,980         4.00              25,315          6.34
Risk-Based Capital            43,087         14.66            23,510         8.00              19,577          6.66

See Note 11 of Notes to Consolidated Financial Statements.

The Corporation has various financial obligations, including contractual obligations and commitments, that may require future cash payments.

The following table provides significant fixed and determinable contractual obligations to third parties by payment date at December 31, 2003. Further discussion of the nature of each obligation is provided in Notes 5 and 6 to the consolidated financial statements.

                                            One Year     One to Three      Three to        Over Five
                                             or Less         Years        Five Years         Years          Total
                                             -------         -----        ----------         -----          -----
Deposits without a maturity                 $108,869        $    --         $    --        $    --        $108,869
Consumer and Brokered Deposits                48,086         78,824          11,318          1,584         139,812
FHLB Advances                                 23,386          8,424          52,754         18,909         103,473

The following table indicates the amounts of significant commitments at December 31, 2003. Further discussion is provided in Note 8 to the consolidated financial statements.

                                                          Fixed         Variable
                                                           Rate           Rate           Total
                                                       -----------     ----------     -----------
First mortgage loans                                   $       973     $        -     $       973
Consumer and other loans                                         -            111             111
Commercial loans                                                 -          6,087           6,087
Home equity lines of credit                                      -         16,776          16,776
Commercial lines of credit                                       -          7,231           7,231
Stand-by letters of credit                                       -          9,919           9,919
                                                       -----------     ----------     -----------
                                                       $       973     $   40,124     $    41,097
                                                       ===========     ==========     ===========

Commitments to extend credit, including loan commitments, standby letters of credit, and commercial letters of credit do not necessarily represent future

          See accompanying notes to consolidated financial statements.

cash requirements, in that these commitments often expire without being drawn upon.

NEW ACCOUNTING STANDARDS

During 2003, the Company adopted FASB Statement 149, Amendment of Statement 133 on Derivative instruments and Hedging Activities, requiring that commitments to make mortgage loans be accounted for as derivatives if the loans are to be held for sale. FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities requires reporting trust preferred securities and mandatory redeemable shares as liabilities on the balance sheet. As of December 31, 2003 the Company did not have financial instruments with these characteristics on the balance sheet. FASB Statement 132 (revised in 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, was revised in 2003 to require additional disclosures as to expense recorded, assets, obligations and cash flows related to these benefits or retirement plans. FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, requires recognizing the fair values of guarantees, such as standby letters of credit, performance guarantees and guarantees of the indebtedness of others. FASB Interpretation 46 (revised in December, 2003), Consolidation of Variable Interest Entities, changes the accounting model for consolidation from one based on consideration of control through voting interests to consideration as to whether the entity has sufficient equity at risk to enable it to operate without additional financial support or whether voting rights in the entity are not proportional to the equity interest. The adoption of these new standards, where applicable, did not materially affect the Company's operating results or financial condition.

IMPACT OF INFLATION (DEFLATION) AND CHANGING PRICES

The consolidated financial statements and related data presented herein have been prepared according to accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation and more recently, the impact of deflation. An exception to historical cost presentation is the valuation of securities available for sale under FASB No.
115. The primary assets and liabilities of the Corporation are monetary in nature. As a result, interest rates have a more significant impact on the Corporation's performance than the effects of general levels of inflation and deflation. Interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services.

          See accompanying notes to consolidated financial statements.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Western Ohio Financial Corporation
Springfield, Ohio

We have audited the accompanying consolidated balance sheets of Western Ohio Financial Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Ohio Financial Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles general accepted in the United States of America.

                                               Crowe Chizek and Company LLC

Columbus, Ohio
February 5, 2004

          See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2003 and 2002
                    (Dollars in thousands, except share data)

                                                                                           2003            2002
                                                                                           ----            ----
ASSETS
     Cash and due from financial institutions                                         $      5,558     $      5,243
     Overnight deposits in other financial institutions                                      1,295           13,947
     Interest-bearing deposits in other financial institutions                                   -              122
                                                                                      ------------     ------------
         Total cash and cash equivalents                                                     6,853           19,312
     Securities available for sale                                                          32,735           46,001
     Federal Home Loan Bank stock                                                            9,335            8,971
     Loans, net of allowance of $1,801 in 2003 and $1,806 in 2002                          334,469          256,883
     Real estate owned                                                                         323              494
     Premises and equipment, net                                                             4,192            4,352
     Accrued interest receivable                                                             1,879            1,511
     Bank owned life insurance                                                               9,122            8,683
     Other assets                                                                              632              588
                                                                                      ------------     ------------

              Total assets                                                            $    399,540     $    346,795
                                                                                      ============     ============

LIABILITIES
     Deposits
         Non-interest-bearing deposits                                                $     13,149     $     10,778
         Interest-bearing deposits                                                         235,532          208,391
     Borrowed funds                                                                        103,473           81,243
     Advance payments from borrowers for taxes and insurance                                   638              644
     Other liabilities                                                                       2,391            2,534
                                                                                      ------------     ------------
         Total liabilities                                                                 355,183          303,590

SHAREHOLDERS' EQUITY
     Common stock, $.01 par value; 7,250,000 shares authorized;
       2,645,000 shares issued                                                                  26               26
     Additional paid-in capital                                                             40,709           40,642
     Retained earnings                                                                      21,626           20,855
     Unearned employee stock ownership plan shares                                            (119)            (357)
     Unearned management recognition plan shares                                               (51)             (71)
     Shares held by deferred compensation plan                                                (325)            (260)
     Treasury stock; 865,177 and 889,889 shares, at cost                                   (17,493)         (18,102)
     Accumulated other comprehensive income (loss)                                             (16)             472
                                                                                      ------------     ------------
         Total shareholders' equity                                                         44,357           43,205
                                                                                      ------------     ------------

              Total liabilities and shareholders' equity                              $    399,540     $    346,795
                                                                                      ============     ============

          See accompanying notes to consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2003, 2002, and 2001
                  (Dollars in thousands except per share data)

                                                                              2003           2002           2001
                                                                              ----           ----           ----
INTEREST AND DIVIDEND INCOME
     Loans, including fees                                               $    17,092    $    18,316     $    21,403
     Securities                                                                1,074          2,578           2,600
     Interest-bearing deposits and overnight funds                                29             84             161
     Other interest and dividend income                                          364            403             554
                                                                         -----------    -----------     -----------
         Total interest income                                                18,559         21,381          24,718

INTEREST EXPENSE
     Deposits                                                                  5,214          7,255          10,268
     Borrowed funds                                                            3,935          4,207           4,931
                                                                         -----------    -----------     -----------
         Total interest expense                                                9,149         11,462          15,199
                                                                         -----------    -----------     -----------

NET INTEREST INCOME                                                            9,410          9,919           9,519

Provision for loan losses                                                        286            343             358
                                                                         -----------    -----------     -----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                            9,124          9,576           9,161

NON-INTEREST INCOME
     Service charges                                                           2,537          2,278           1,603
     Net gain on sale of securities                                              196            226             (23)
     Net gain on sale of loans held for sale                                     433            504             337
     Other                                                                       477             85              22
                                                                         -----------    -----------     -----------
         Total non-interest income                                             3,643          3,093           1,939

NON-INTEREST EXPENSE
     Salaries and employee benefits                                            4,747          4,718           4,045
     Occupancy and equipment                                                     893            928             906
     Federal deposit insurance                                                    34             38              40
     State franchise taxes                                                       562            495             531
     Professional services                                                       736            614             508
     Advertising                                                                 133            227             322
     Data processing                                                             789            828             811
     Other                                                                     1,335          1,288           1,053
                                                                         -----------    -----------     -----------
         Total non-interest expense                                            9,229          9,136           8,216
                                                                         -----------    -----------     -----------

INCOME BEFORE INCOME TAXES                                                     3,538          3,533           2,884

Income tax expense                                                             1,037          1,186           1,009
                                                                         -----------    -----------     -----------

NET INCOME                                                               $     2,501    $     2,347     $     1,875
                                                                         ===========    ===========     ===========

EARNINGS PER COMMON SHARE
     Basic                                                               $      1.44    $      1.36     $      1.08
                                                                         ===========    ===========     ===========
     Diluted                                                             $      1.42    $      1.35     $      1.08
                                                                         ===========    ===========     ===========

          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                  Years ended December 31, 2003, 2002, and 2001
                             (Dollars in thousands)

                                                                              2003          2002           2001
                                                                              ----          ----           ----
NET INCOME                                                               $     2,501    $     2,347     $     1,875

OTHER COMPREHENSIVE INCOME, NET OF TAX
     Unrealized gain (loss) on available for sale securities
       arising during the period                                                (357)           558             788
     Reclassification adjustment for amounts realized on
       securities sales included in net income                                  (131)          (149)             15
                                                                         -----------    -----------     -----------
         Total other comprehensive income, net of tax                           (488)           409             803
                                                                         ------------   -----------     -----------

COMPREHENSIVE INCOME                                                     $     2,013    $     2,756     $     2,678
                                                                         ===========    ===========     ===========

          See accompanying notes to consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2003, 2002, and 2001
                    (Dollars in thousands, except share data)


                                                                                             Additional
                                                                       Shares       Common     Paid-In     Retained
                                                                    Outstanding     Stock      Capital     Earnings
                                                                    -----------   ---------  ----------   ---------
BALANCE AT JANUARY 1, 2001                                            1,815,834   $      26   $  40,617   $  20,065
   Net income                                                                 -           -           -       1,875
   Cash dividends declared - $1.00 per share                                  -           -           -      (1,709)
   Purchase of treasury shares                                          (64,600)          -           -           -
   Commitment to release employee stock ownership plan shares                 -           -          34           -
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                           -           -           -           -
   Management recognition plan shares awarded, net of forfeitures           600           -           -           -
   Shares purchased for deferred compensation plan                            -           -           4           -
   Stock options exercised, including tax benefit                         3,667           -         (33)          -
    Change in net unrealized gain (loss) on securities available
     for sale, net of reclassification and tax effects                        -           -           -           -
                                                                    -----------   ---------   ---------   ---------

BALANCE AT DECEMBER 31, 2001                                          1,755,501          26      40,622      20,231
   Net income                                                                 -           -           -       2,347
   Cash dividends declared-$1.00 per share                                    -           -           -      (1,723)
   Purchase of treasury shares                                          (22,200)          -           -           -
   Commitment to release employee stock ownership plan shares                 -           -          61           -
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                           -           -           -           -
   Management recognition plan shares awarded, net of forfeitures         3,024           -           -           -
   Shares purchased for deferred compensation plan                            -           -          87           -
   Stock options exercised, including tax benefit                        18,786           -        (128)          -
   Change in net unrealized gain (loss) on securities available
     for sale, net of reclassification and tax effects                        -           -           -           -
                                                                    -----------   ---------   ---------   ---------

BALANCE AT DECEMBER 31, 2002                                          1,755,111          26      40,642      20,855
   Net income                                                                 -           -           -       2,501
   Cash dividends declared-$1.00 per share                                    -           -           -      (1,730)
   Purchase of treasury shares                                          (31,500)          -           -           -
   Commitment to release employee stock ownership plan shares                 -           -         140           -
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                           -           -           -           -
   Management recognition plan shares awarded, net of forfeitures          (173)          -           -           -
   Shares purchased for deferred compensation plan                            -           -          64           -
   Stock options exercised, including tax benefit                        56,385           -        (137)          -
   Change in net unrealized gain (loss) on securities available
     for sale, net of reclassification and tax effects                        -           -           -           -
                                                                    -----------   ---------   ---------   ---------

BALANCE AT DECEMBER 31, 2003                                          1,779,823   $      26   $  40,709   $  21,626
                                                                    ===========   =========   =========   =========

                                                                     Unearned               Accumulated
                                                                     Employee                  Other
                                                                      Benefit    Treasury  Comprehensive
                                                                    Plan Shares    Stock       Income          Total
                                                                    -----------  --------  -------------       -----
BALANCE AT JANUARY 1, 2001                                           $   (935)   $(17,223)   $   (740)       $  41,810
   Net income                                                               -           -           -            1,875
   Cash dividends declared - $1.00 per share                                -           -           -           (1,709)
   Purchase of treasury shares                                              -      (1,200)          -           (1,200)
   Commitment to release employee stock ownership plan shares             238           -           -              272
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                        41           -           -               41
   Management recognition plan shares awarded, net of forfeitures         (11)         11           -                -
   Shares purchased for deferred compensation plan                          -          (4)          -                -
   Stock options exercised, including tax benefit                           -          86           -               53
   Change in net unrealized gain (loss) on securities available
     for sale, net of reclassification and tax effects                      -           -         803              803
                                                                     --------    --------    --------        ---------

BALANCE AT DECEMBER 31, 2001                                             (667)    (18,330)         63           41,945
   Net income                                                               -           -           -            2,347
   Cash dividends declared-$1.00 per share                                  -           -           -           (1,723)
   Purchase of treasury shares                                              -        (443)          -             (443)
   Commitment to release employee stock ownership plan shares             238           -           -              299
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                        59           -           -               59
   Management recognition plan shares awarded, net of forfeitures         (58)         58           -                -
   Shares purchased for deferred compensation plan                          -         (87)          -                -
   Stock options exercised, including tax benefit                           -         440           -              312
   Change in net unrealized gain (loss) on securities available
     for sale, net of reclassification and tax effects                      -           -         409              409
                                                                     --------    --------    --------        ---------

BALANCE AT DECEMBER 31, 2002                                             (428)    (18,362)        472           43,205
   Net income                                                               -           -           -            2,501
   Cash dividends declared-$1.00 per share                                  -           -           -           (1,730)
   Purchase of treasury shares                                              -        (701)          -             (701)
   Commitment to release employee stock ownership plan shares             238           -           -              378
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                        34           -           -               34
   Management recognition plan shares awarded, net of forfeitures         (14)         14           -                -
   Shares purchased for deferred compensation plan                          -         (64)          -                -
   Stock options exercised, including tax benefit                           -       1,295           -            1,158
   Change in net unrealized gain (loss) on securities available
     for sale, net of reclassification and tax effects                      -           -        (488)            (488)
                                                                     --------    --------    --------        ---------

BALANCE AT DECEMBER 31, 2003                                         $   (170)   $(17,818)   $    (16)       $  44,357
                                                                     ========    ========    ========        =========

          See accompanying notes to consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2003, 2002, and 2001
                             (Dollars in thousands)

                                                                            2003            2002           2001
                                                                            ----            ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                          $     2,501    $     2,347     $     1,875
     Adjustments to reconcile net income to net cash
       from operating activities:
         Net amortization on securities                                          599            422             203
         Compensation expense on ESOP shares                                     378            299             272
         Compensation expense on MRP shares                                       34             59              41
         Depreciation and amortization                                           488            677             692
         FHLB stock dividends                                                   (364)          (403)           (554)
         Net deferred loan fees                                                  131              8              30
         Deferred income taxes                                                   (26)           113             182
         Provision for loan losses                                               286            343             358
         Net realized gain on sales of securities                               (196)          (226)             23
         Net gain on sale of loans                                              (433)          (504)           (337)
         Net gain on sale of real estate owned                                   (27)           (92)              -
         Net change in:
              Bank owned life insurance                                         (439)             -               -
              Other assets and other liabilities                                  90            156             120
              Accrued interest receivable                                       (368)           189             345
                                                                         -----------    -----------     -----------

                  Net cash from operating activities                           2,654          3,388           3,250

CASH FLOWS FROM INVESTING ACTIVITIES
     Securities available for sale:
         Purchases                                                           (20,100)       (29,382)        (14,016)
         Maturities and principal payments                                    22,743         11,599           9,417
         Sales                                                                 9,481         11,855          14,598
     Purchases of loans                                                      (76,485)       (12,763)         (1,582)
     Net (increase) decrease in loans                                         (1,125)        24,556          15,835
     Purchase of Bank owned life insurance                                         -         (8,684)              -
     Premises and equipment expenditures                                        (333)          (143)         (1,035)
     Proceeds from sale of premises and equipment                                  5              -              20
     Proceeds from sale of real estate owned                                     238            375               -
                                                                         -----------    -----------     -----------
                  Net cash from investing activities                         (65,576)        (2,587)         23,237

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                  Years ended December 31, 2003, 2002, and 2001
                             (Dollars in thousands)

                                                                             2003           2002           2001
                                                                             ----           ----           ----
CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                                                   29,512         (1,118)         11,955
     Net change in advance payments from borrowers
       for taxes and insurance                                                    (6)           (20)             94
     Net change in short-term borrowings                                      (2,420)       (13,305)        (16,915)
     Proceeds from FHLB advances                                              25,243         21,693           2,500
     Repayments on FHLB advances                                                (593)        (3,800)         (9,155)
     Cash dividends paid                                                      (1,730)        (1,723)         (1,709)
     Proceeds from exercise of stock options                                   1,158            312              53
     Purchase of treasury stock                                                 (701)          (443)         (1,200)
                                                                         -----------    -----------     -----------
                  Net cash from financing activities                          50,463          1,596         (14,377)
                                                                         -----------    -----------     -----------

Net change in cash and cash equivalents                                      (12,459)         2,397          12,110

Cash and cash equivalents at beginning of year                                19,312         16,915           4,805
                                                                         -----------    -----------     -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $     6,853    $    19,312     $    16,915
                                                                         ===========    ===========     ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash paid during the year for
         Interest                                                        $     8,983    $    11,670     $    15,584
         Income taxes                                                          1,065          1,010             821
     Supplemental noncash disclosures:
         Transfer from loans to real estate owned                                 40            777               -

          See accompanying notes to consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

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

Nature of Operations: The Corporation's revenues, operating income and assets are primarily from the banking industry. The Corporation operates seven offices in west central Ohio. Loan customers include a wide range of individuals, businesses and other organizations. Major portions of loans are secured by various forms of collateral including real estate, business assets, consumer property and other items. Commercial loans are expected to be repaid from cash flows from operations of businesses. The Corporation's primary funding source is deposits from customers in its market area, although borrowings from the Federal Home Loan Bank and wholesale certificates of deposit are used to support investment and lending activities. The Corporation also purchases investments and engages in limited mortgage banking operations.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, servicing rights, fair values of financial instruments and status of contingencies are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents include cash on hand, amounts due from depository institutions, federal funds sold and interest-bearing deposits in other financial institutions with original maturities of 90 days or less. Net cash flows are reported for customer loan and deposit transactions, advance payments from borrowers for taxes and insurance and short-term borrowings.

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

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

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

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

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

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Building and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 5 years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Maintenance and repairs are expensed, and major improvements are capitalized.

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

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key executives and directors. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

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

                                 2003           2002              2001
                                 ----           ----              ----
Net income:
      As reported             $   2,501     $     2,347         $  1,875
      Pro forma                   2,496           2,280            1,804
Earnings per share:
      As reported
          Basic               $    1.44     $      1.36         $   1.08
          Diluted                  1.42            1.35             1.08
      Pro forma
          Basic               $    1.44     $      1.32         $   1.04
          Diluted                  1.41            1.31             1.04

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

                                                     2003              2002               2001
                                                     ----              ----               ----
Risk-free interest rate                              3.27%              4.40%              4.87%
Expected option life                               5 Years            5 Years            5 Years
Expected stock price volatility                     15.15              23.36              23.82
Dividend yield                                       3.68%              5.05%              5.59%

Estimated fair value of options granted             $2.85              $3.00              $2.66

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

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

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions of Cash: The Corporation was required to have $250,000 and $364,000 cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2003 and 2002. These balances do not earn interest.

Fair Value of Financial Instruments: Fair value of financial instruments is estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management has determined that the new accounting standards adopted in 2003 have not had a material impact on the Company's financial condition or results of operations.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Dividend Restriction: Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends paid by the Bank to Western Ohio Financial Corporation or Western Ohio Financial Corporation shareholders.

Operating Segments: Internal financial information is primarily reported and aggregated in two lines of business, banking and mortgage banking. While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in prior financial statements have been reclassified to conform with the current presentation.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 2 - SECURITIES

Year-end securities available for sale were as follows:

                                                                   Gross          Gross
                                                    Fair        Unrealized      Unrealized
                                                    Value          Gains          Losses
                                                 -----------    -----------     -----------
2003
U.S. government agencies                         $     4,094              8             (4)
Municipal securities                                   6,833             59              -
Mortgage-backed securities                            21,808             14           (100)
                                                 -----------    -----------     ----------

         Total                                   $    32,735    $        81     $     (104)
                                                 ===========    ===========     ==========

2002
U.S. government agencies                         $     2,180    $       128     $        -
Municipal securities                                   6,955             23              -
Mortgage-backed securities                            36,866            595            (30)
                                                 -----------    -----------     ----------

         Total                                   $    46,001    $       746     $      (30)
                                                 ===========    ===========     ==========

At year-end 2003 and 2002, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders' equity.

Contractual maturities of debt securities at year-end 2003 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                                   Available for sale
                                                                           Fair
                                                                          Value
                                                                          -----
Due in one year or less                                                $        -
Due from one to five years                                                  4,094
Due from five to ten years                                                      -
Due after ten years                                                         6,833
Mortgage-backed securities                                                 21,808
                                                                       ----------

                                                                       $   32,735
                                                                       ==========

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 2 - SECURITIES (CONTINUED)

Proceeds of available for sale securities and the gross gains and losses were as follows:

                                                             2003            2002            2001
                                                             ----            ----            ----
Proceeds                                                $      9,481    $     11,855     $     14,598
Gross gains                                                      204             234                3
Gross losses                                                       8               8               26

Securities pledged at year-end 2003 and 2002 had a carrying amount of $ 4,352 and $ 11,020 and were pledged to secure public deposits, borrowings, and for other purposes as required or permitted by law.

Securities with unrealized losses at year end 2003 not recognized in income are as follows:

                                       Less than 12 Months        12 Months or More
                                       -------------------        -----------------                       Total
                                       Fair     Unrealized      Fair       Unrealized      Fair         Unrealized
Description of Securities              Value       Loss         Value         Loss        Value           Loss
-------------------------              -----       ----         -----         ----        -----           ----
US treasury                            $  --       $ --       $  4,094       $    4      $  4,094         $   4
Municipal securities                      --         --          6,833           --         6,833            --
Mortgage- backed securities              258         --         21,550          100        21,808           100
                                       -----       ----       --------       ------      --------         -----

Total temporarily impaired             $ 258       $ --       $ 32,477       $  104      $ 32,735         $ 104
                                       =====       ====       ========       ======      ========         =====

NOTE 3 - LOANS

Year-end loans were as follows:


                                                                             2003            2002
                                                                             ----            ----
First mortgage loans secured by:
    One-to-four family residences                                       $    175,139     $    124,117
    Other properties                                                         113,472           87,031
    Construction properties                                                    3,473            4,644
Other loans:
    Consumer                                                                     749              848
    Commercial                                                                20,107           21,977
    Home equity                                                               24,426           21,587
                                                                        ------------     ------------
         Total loans                                                         337,366          260,204
Less:
    Net deferred loan fees, premiums and discounts                               217             (125)
    Loans in process                                                          (1,313)          (1,390)
    Allowance for loan losses                                                 (1,801)          (1,806)
                                                                        ------------     ------------

         Net loans                                                      $    334,469     $    256,883
                                                                        ============     ============

There was one loan held for sale as of December 31, 2003 for a total of $1.6 million.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 3 - LOANS (Continued)

Activity in the allowance for loan losses was as follows:

                                                            2003             2002            2001
                                                            ----             ----            ----
Beginning balance                                       $      1,806    $      1,695     $      1,665
Provision for loan losses                                        286             343              358
Loans charged-off                                               (353)           (533)            (413)
Recoveries of previous charge-offs                                62             301               85
                                                        ------------    ------------     ------------

Balance at end of year                                  $      1,801    $      1,806     $      1,695
                                                        ============    ============     ============

Impaired loans were as follows:

                                                            2003             2002
                                                            ----             ----
Year-end loans with no
      allocated allowance for loan losses               $        293    $        216
Year-end loans with
      allocated allowance for loan losses                          -             268
                                                        ------------    ------------
Total                                                   $        293    $        484
                                                        ============    ============

Amount of the allowance for loan losses allocated       $          -    $        129

                                                                2003            2002             2001
                                                                ----            ----             ----
Average of impaired loans during the year               $        408    $        376     $      1,005

Interest income recognized during impairment                      16              36              265

Cash-basis interest income recognized
      during impairment                                           16              36              265

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 3 - LOANS (Continued)

Non-performing loans were as follows:

                                                                               2003           2002
                                                                               ----           ----
Loans past due over 90 days still on accrual                               $        -     $         -
Nonaccrual loans                                                                1,419           1,779

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified loans.

Certain directors and executive officers and their related interests were loan customers of the Corporation. A summary of activity on related party loans is as follows:

                                                                             2003
                                                                             ----
Beginning balance                                                       $      3,838
    New loans                                                                  2,968
    Repayments                                                                (1,148)
    Other changes                                                                  -
                                                                        ------------

Ending balance                                                          $      5,658
                                                                        ============

The Bank services for investors' mortgage loans with aggregate unpaid principal balances of $41.6 million at December 31, 2003, and $35.6 million at December 31, 2002, which are not reflected in the accompanying, consolidated balance sheets. Custodial escrow balances maintained in connection with serviced loans were $375,934 and $314,744 at year end 2003 and 2002. The right to service loans for others is generally obtained by the sale of loans with servicing retained.

Activity regarding mortgage servicing rights (MSRs):

                                                            2003             2002            2001
                                                            ----             ----            ----
Beginning balance                                       $        304    $         95     $          -
Capitalized MSRs                                                 148             288               97
Amortization of MSRs                                            (149)            (79)              (2)
                                                        ------------    ------------     ------------

Balance at end of year                                  $        303    $        304     $         95
                                                        ============    ============     ============

There was no valuation allowance related to MSRs at December 31, 2003.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

                                                                               2003           2002
                                                                               ----           ----
Land                                                                       $    1,214     $     1,214
Buildings and improvements                                                      4,089           4,075
Furniture, fixtures and equipment                                               4,249           3,961
                                                                           ----------     -----------
                                                                                9,552           9,250
Accumulated depreciation                                                       (5,360)         (4,898)
                                                                           ----------     -----------

                                                                           $    4,192     $     4,352
                                                                           ==========     ===========

Depreciation expense was $488,000 $677,000 and $692,000 for 2003, 2002 and 2001.

NOTE 5 - DEPOSITS

Year-end deposits were as follows:

                                                                               2003           2002
                                                                               ----           ----
Checking - non-interest-bearing                                            $   13,149     $    10,778
Checking - interest-bearing                                                    16,890          18,596
Money market accounts                                                          66,945          66,466
Passbook and savings accounts                                                  11,885          11,502
Certificates of deposit:
    In denominations under $100,000                                            58,342          91,210
    In denominations of $100,000 or more                                       50,773          20,617
Brokered Certificates of Deposit                                               30,697               -
                                                                           ----------     -----------
                                                                           $  248,681     $   219,169
                                                                           ==========     ===========

Deposits from principal officers, directors and their affiliates at year-end 2003 and 2002 were $1,133,000 and $2,359,000 respectively.

At year-end 2003, scheduled maturities of certificates of deposit were as follows:

2004                                                $    48,086
2005                                                     38,493
2006                                                     23,801
2007                                                     16,530
2008                                                     11,318
Thereafter                                                1,584
                                                    -----------
                                                    $   139,812
                                                    ===========

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 6- BORROWED FUNDS

Borrowed funds at year-end 2003 and 2002 consisted of advances from the Federal Home Loan Bank of Cincinnati ("FHLB") and were as follows:

                                                                  2003                         2002
                                                                  ----                         ----
                                                                       Weighted                      Weighted
                                                          Balance    Average Rate       Balance    Average Rate
                                                          -------    ------------       -------    ------------
FHLB advances maturing in:
     2003                                               $         -        -           $   15,674     3.90%
     2004                                                    23,386     2.63%               7,516     5.85
     2005                                                     8,424     3.06                4,462     4.23
     2006                                                     5,232     2.65                1,043     4.73
     2007                                                     2,000     2.62                   46     4.92
     2008                                                    48,754     4.81               45,049     4.98
     2009-Thereafter                                         15,677     4.90                7,453     5.15
                                                        -----------     ----           ----------     ----

     Total                                              $   103,473     4.03%          $   81,243     4.92%
                                                        ===========     ====           ==========     ====



Average balances of borrowings outstanding during 2003 and 2002 were $88.5 and $83.6. Advances under the borrowing agreements are collateralized by a blanket pledge of the Corporation's residential mortgage loan portfolio and FHLB stock. Mortgage loans and all shares of FHLB stock owned by the Bank totaling $193.0 and $9.3 at December 31, 2003, and $142.6 and $9.0 at December 31, 2002 were pledged as collateral for the FHLB advances. Advances of $45.0, $4.0 and $3.0 million maturing in 2008, 2009, and 2010 are fixed rate advances convertible to quarterly adjustable at the option of the FHLB after certain pre-established dates.

Payments on amortizing FHLB advances usually amount to approximately $40,000 to $50,000 a month.

NOTE 7 - EMPLOYEE BENEFIT PLANS

Employee stock ownership plan: The Corporation offers an ESOP for the benefit of all salaried employees who meet age and service requirements. The ESOP borrowed funds from the Corporation with which to acquire common shares of the Corporation. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Corporation's discretionary contributions to the ESOP and earnings on ESOP assets. The shares are being allocated to eligible employees' accounts over a ten-year period, which started in 1994. Expense for shares committed to be allocated during 2003, 2002 and 2001 was $378,000, $299,000 and $272,000.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 7 - EMPLOYEE BENEFIT PLANS(CONTINUED)

The ESOP shares at year-end 2003 and 2002 were as follows:

                                                                     2003               2002
                                                                     ----               ----
Allocated shares                                                       126,463            111,585
Shares committed to be released for allocation                          14,878             14,878
Unreleased shares                                                        7,440             22,318
                                                                --------------     --------------
     Total ESOP shares                                                 148,781            148,781
                                                                ==============     ==============

Fair value of unreleased shares                                 $          239     $          465
                                                                ==============     ==============

Management recognition plan (MRP): The Corporation maintains an MRP for the benefit of directors and certain key employees of the Corporation. The MRP is used to provide such individuals ownership interest in the Corporation in a manner designed to compensate such directors and key employees for services to the Corporation. As of December 31, 2003, 68,220 shares of the initial 105,800 shares reserved for grants have been awarded. One-fifth of such shares will be earned and nonforfeitable on each of the first five anniversaries of the dates of the awards. Grantees have all the benefits of shareholders, including the right to receive dividends, except for certain restrictions on the transferability of the shares. Compensation expense, which is based upon the cost of the shares, was $34,000, $59,000 and $41,0000 for 2003, 2002 and 2001.

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

401(k) profit sharing plan: The Corporation offers a 401(k) profit sharing plan covering substantially all employees. The annual expense of the plan is based on a partial matching of voluntary employee contributions of up to 6% of individual compensation. The matching percentage was 50% for 2003, 2002 and 2001. Employee contributions are vested at all times and the Corporation's matching contributions become fully vested after an individual has completed 5 years of service. The contribution expense included in salaries and employee benefits was $59,000, $58,000 and $55,000 for 2003, 2002 and 2001.

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

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

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

The following is a summary of activity in the stock option and incentive plan:

                                                    -------------------Stock Options-------------------
                                                                                            Weighted-
                                                        Options                              Average
                                                       Available          Options            Exercise
                                                       for Grant        Outstanding           Price
                                                       ---------        -----------           -----
January 1, 2001                                         161,532           241,346            $  18.56

Granted                                                  (5,800)            5,800               17.91
Forfeited                                                 7,028            (7,028)              20.20
Exercised                                                     -            (3,667)              13.86
                                                        -------           -------            --------

December 31, 2001                                       162,760           236,451               18.56

Granted                                                  (6,000)            6,000               19.93
Forfeited                                                 3,400            (3,400)              21.83
Exercised                                                     -           (18,786)              15.09
                                                        -------           -------            --------

December 31, 2002                                       160,160           220,265               18.87

Granted                                                  (2,834)            2,834               27.20
Forfeited                                                 5,900            (5,900)              24.16
Exercised                                                     -           (56,385)              16.09
                                                        -------           -------            --------

December 31, 2003                                       163,226           160,814            $  19.02
                                                        =======           =======            ========

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 7 - EMPLOYEE BENEFIT PLANS(CONTINUED)

The following table summarizes information about stock options outstanding at year-end 2003:

                      Weighted Average
                          Remaining               Number
Exercise Price        Contractual Life          Outstanding      Exercisable
--------------        ----------------          -----------      -----------
$     14.75                6.43                    37,938             37,938
      16.88                6.55                       500                500
      17.50                1.08                    39,284             39,284
      17.90                7.47                     2,000              2,000
      18.00                7.34                     1,350              1,350
      18.50                1.43                    16,172             16,172
      18.77                8.05                     2,000              2,000
      20.02                8.84                     2,000              2,000
      20.99                8.41                     2,000              2,000
      22.00                3.48                    25,000             25,000
      23.00                4.86                    25,736             25,736
      26.90                3.81                     4,000              4,000
      27.20                9.64                     2,834              2,834
                                                  -------            -------

                                                  160,814            160,814
                                                  =======            =======

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

At year-end 2003 and 2002, the Corporation had commitments to originate loans and amounts available on approved lines of credit as follows:

                                                           Fixed        Variable
                                                           Rate           Rate           Total
                                                           ----           ----           -----
2003
First mortgage loans                                   $       973     $        -     $       973
Consumer and other loans                                         -            111             111
Commercial loans                                                 -          6,087           6,087
Home equity lines of credit                                      -         16,776          16,776
Commercial lines of credit                                       -          7,231           7,231
Stand-by letters of credit                                       -          9,919           9,919
                                                       -----------     ----------     -----------

                                                       $       973     $   40,124     $    41,097
                                                       ===========     ==========     ===========

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 8- COMMITMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (Continued)

2002
First mortgage loans                                   $       840     $        -     $       840
Consumer and other loans                                         -            419             419
Commercial loans                                                 -          6,365           6,365
Home equity lines of credit                                      -         14,763          14,763
Commercial lines of credit                                       -         13,612          13,612
Stand-by letters of credit                                       -          9,362           9,362
                                                       -----------     ----------     -----------

                                                       $       840     $   44,521     $    45,361
                                                       ===========     ==========     ===========

The interest rates on fixed-rate loan commitments ranged from 6.00% to 6.63% at year-end 2003 and 5.38% to 7.00% at year-end 2002.

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

Liquidation Account: In conjunction with its conversion to a stock institution in 1994, the Corporation established a liquidation account of $21.7, which was equal to its total net worth as of the date of the latest statement of financial condition appearing in the final conversion prospectus. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts with the Corporation after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases do not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 9 - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at year-end were as follows:

                                                           2003                           2002
                                                           ----                           ----
                                               Carrying          Fair          Carrying           Fair
                                                Amount           Value          Amount            Value
                                                ------           -----          ------            -----
Financial assets:
     Cash and cash equivalents              $      6,853     $      6,853    $     19,312     $     19,312
     Securities available for sale                32,735           32,735          46,001           46,001
     FHLB stock                                    9,335            9,335           8,971            8,971
     Loans, net                                  334,469          337,507         256,883          265,445
     Accrued interest receivable                   1,879            1,879           1,511            1,511

Financial liabilities:
     Deposits                                   (248,681)        (250,296)       (219,169)        (223,596)
     Borrowed funds                             (103,473)        (105,302)        (81,243)         (82,918)
     Advance payments by borrowers
       for taxes and insurance                      (638)            (638)           (644)            (644)
     Accrued interest payable                       (660)            (660)           (494)            (494)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Estimated fair values of fixed-rate loans and loans that reprice less frequently than each year, are based on the rates charged at year-end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Estimated fair values for certificates of deposit and borrowings are based on the rates paid at year-end for new deposits or borrowings applied until maturity. Estimated fair values for other financial instruments and off-balance-sheet loan commitments are considered nominal. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair values of loans held for sale is based on market quotes.

NOTE 10 - INCOME TAXES

Income tax expense consisted of the following:

                                            2003           2002           2001
                                            ----           ----           ----
Current                                 $     1,063     $    1,073     $       827
Deferred                                        (26)           113             182
                                        -----------     ----------      ----------

                                        $     1,037     $    1,186     $     1,009
                                        ===========     ==========     ===========

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 10 - INCOME TAXES(CONTINUED)

The sources of year-end gross deferred income tax assets and liabilities were as follows:

                                                                                   2003           2002
                                                                                   ----           ----
Deferred tax assets
     Deferred compensation and management
       recognition plan                                                         $      145     $       117
     Allowance for loan losses                                                         612             596
     Unrealized loss on securities available for sale                                    8              35
     Deferred loan fees                                                                102               -
                                                                                ----------     -----------
                                                                                       867             748
Deferred tax liabilities
     Accumulated depreciation                                                           23              62
     FHLB stock dividends                                                            1,564           1,440
     Unrealized gain on securities available for sale                                    -             243
     Loan servicing                                                                    103             103
                                                                                ----------     -----------
                                                                                     1,690           1,848
                                                                                ----------     -----------
                                                                                $     (823)    $    (1,100)
                                                                                ==========     ===========

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

                                                               2003           2002           2001
                                                               ----           ----           ----
Income tax computed at the
  statutory tax rate                                       $     1,203     $    1,201     $       981
Tax-exempt income                                                  (59)           (38)             (3)
Tax-exempt life insurance earinings                               (143)            (6)             (5)
Tax effect of other items                                           36             29              36
                                                           -----------     ----------     -----------

                                                           $     1,037     $    1,186     $     1,009
                                                           ===========     ==========     ===========

Effective tax rate                                                29.3%          33.6%           35.0%
                                                           ===========     ==========     ===========

Retained earnings at December 31, 2003 and 2002 include $8,709 for which no provision for federal income taxes has been made. This amount represents the qualifying and nonqualifying tax bad debt reserve as of December 31, 1987, which is the Corporation's base year for purposes of calculating the bad debt deduction for tax purposes. The related amount of unrecognized deferred tax liability was $2,961 at December 31, 2003 and 2002. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

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

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically under capitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. At year-end 2003 and 2002, management believes Cornerstone is in compliance with all regulatory capital requirements. Cornerstone is considered well capitalized under the Federal Deposit Insurance Act at year-end 2003 and 2002. Management is not aware of any matters subsequent to December 31, 2003 that would cause Cornerstone's capital category to change.

The following is a reconciliation of capital under accounting principles generally accepted in the United States of America, as shown on the accompanying consolidated balance sheets, to the Bank's regulatory capital at year-end 2003 and 2002:

                                                                          2003               2002
                                                                          ----               ----
Total shareholders' equity per financial statements                 $       44,357     $       43,205
Nonallowable items:
    Parent Corporation equity                                               (3,078)            (1,979)
    Unrealized (gain)/ loss on securities available for sale                    16               (472)
                                                                    --------------     --------------
Tier I (core) and tangible capital                                          41,295             40,754
Additional capital items:
    General valuation allowances (limited)                                   1,792              1,663
                                                                    --------------     --------------

Total risk-based capital                                            $       43,087     $       42,417
                                                                    ==============     ==============

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE-11-REGULATORY CAPITAL REQUIREMENTS (Continued)

At year-end 2003 and 2002, Cornerstone's actual capital levels and minimum required levels were as follows:

                                                                                                      Minimum
                                                                                                  Required To Be
                                                                        Minimum Required         Well Capitalized
                                                                           For Capital             Under  Prompt
                                                   Actual               Adequacy Purposes       Action Regulations
                                                   ------               -----------------       ------------------
                                               Amount     Ratio          Amount     Ratio        Amount     Ratio
                                               ------     -----          ------     ----         ------     -----
2003
Total capital (to risk-weighted assets)      $  43,087     14.7%       $  23,510     8.0%       $  29,388    10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                         41,295     14.0           11,755     4.0           17,633     6.0
Tier 1 (core) capital (to adjusted
  total assets)                                 41,295     10.3           15,980     4.0           19,975     5.0
Tangible capital (to adjusted total assets)     41,295     10.3            5,993     1.5              N/A

2002
Total capital (to risk-weighted assets)      $  42,417     17.0%       $  19,989     8.0%       $  22,428    10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                         40,754     16.3            9,994     4.0           14,991     6.0
Tier 1 (core) capital (to adjusted
  total assets)                                 40,754     11.8           13,841     4.0           17,301     5.0
Tangible capital (to adjusted total assets)     40,754     11.8            5,190     1.5              N/A

Banking regulations limit capital distributions by banks. Generally, capital distributions are limited to the current year to date undistributed net income and prior two years' undistributed net income, as long as the institution remains well capitalized after the proposed distribution.

Cornerstone may make a capital distribution without the approval of the OTS provided it notifies the OTS 30 days before it declares the capital distribution and it meets the following requirements: (i) has a regulatory rating in one of the two top examination categories, (ii) is not of supervisory concern, and will remain adequately-or well-capitalized, as defined in the OTS prompt corrective action regulations, following the proposed distribution.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 12 - PARENT CORPORATION ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of Western Ohio Financial Corporation is as follows:

                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 2003 AND 2002

                                                                                    2003          2002
                                                                                    ----          ----
ASSETS
     Cash and cash equivalents                                                  $    2,625     $     1,484
     Investment in bank subsidiary                                                  41,279          41,226
     Intercompany receivables                                                          119             357
     Other assets                                                                      334             271
                                                                                ----------     -----------
         Total assets                                                           $   44,357     $    43,338
                                                                                ==========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
     Other liabilities                                                          $        -     $       133
     Shareholders' equity                                                           44,357          43,205
                                                                                ----------     -----------
         Total liabilities and shareholders' equity                             $   44,357     $    43,338
                                                                                ==========     ===========

                         CONDENSED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                          2003           2002           2001
                                                                          ----           ----           ----
INTEREST AND DIVIDEND INCOME
     Dividends from subsidiaries                                       $     2,700    $     2,000    $     2,000
     Loan to ESOP                                                               20             37             54
     Other                                                                      17             17             27
                                                                       -----------    -----------    -----------
         Total interest and dividend income                                  2,737          2,054          2,081

Operating expenses                                                            (541)          (442)          (412)
                                                                       -----------    -----------    -----------

INCOME BEFORE INCOME TAXES AND DISTRIBUTIONS
  IN EXCESS OF EARNINGS OF SUBSIDIARY                                        2,196          1,612          1,669

Income tax benefit                                                             165            132            113
                                                                       -----------    -----------    -----------

INCOME BEFORE DISTRIBUTIONS IN EXCESS OF
  EARNINGS OF SUBSIDIARY                                                     2,361          1,744          1,782

Undistributed subsidiary earnings                                              140            603             93
                                                                       -----------    -----------    -----------

NET INCOME                                                             $     2,501    $     2,347    $     1,875
                                                                       ===========    ===========    ===========

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 12 - PARENT CORPORATION ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                          2003             2002           2001
                                                                          ----             ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                             $     2,501    $     2,347    $     1,875
     Adjustments to reconcile net income to cash
       provided by operations:
         Undistributed subsidiary earnings                                    (140)          (603)           (93)
         Compensation expense on ESOP and MRP shares                           412            358            313
         Changes in:
         Other assets and other liabilities                                   (597)          (339)           (11)
                                                                       -----------    -----------    -----------
              Net cash from operating activities                             2,176          1,763          2,084

CASH FLOWS FROM INVESTING ACTIVITIES
     Change in intercompany advances/receivables                               238            (99)           (85)
                                                                       -----------    -----------    -----------
              Net cash from investing activities                               238            (99)           (85)

CASH FLOWS FROM FINANCING ACTIVITIES
     Cash dividends paid                                                    (1,730)        (1,723)        (1,709)
     Proceeds from stock options exercised                                   1,158            312             53
     Purchase of treasury stock                                               (701)          (443)        (1,200)
                                                                       -----------    -----------    -----------
              Net cash from financing activities                            (1,273)        (1,854)        (2,856)
                                                                       -----------    -----------    -----------

Net change in cash and cash equivalents                                      1,141           (190)          (857)

Cash and cash equivalents at beginning of year                               1,484          1,674          2,531
                                                                       -----------    -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                               $     2,625    $     1,484    $     1,674
                                                                       ===========    ===========    ===========

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 13 - EARNINGS PER COMMON SHARE

The factors used in the earnings per share computation were as follows:

                                                                        2003            2002              2001
                                                                        ----            ----              ----
Basic earnings per common share
     Net income                                                    $        2,501   $        2,347   $        1,875
                                                                   ==============   ==============   ==============

     Weighted average common shares outstanding                         1,753,590        1,758,510        1,780,119
     Less:  Average unallocated ESOP shares                               (16,701)         (31,579)         (46,458)
     Less:  Average nonvested MRP shares                                   (2,686)          (3,531)          (4,422)
                                                                   --------------   --------------   --------------

     Average shares                                                     1,734,203        1,723,400        1,729,239
                                                                   ==============   ==============   ==============

     Basic earnings per common share                               $         1.44   $         1.36   $         1.08
                                                                   ==============   ==============   ==============

Diluted earnings per common share
     Net income                                                    $        2,501   $        2,347   $        1,875
                                                                   ==============   ==============   ==============

     Weighted average common shares outstanding for basic
      earnings per  common shares                                       1,734,203        1,723,400        1,729,239
     Add:  Dilutive effects of stock options                               30,760           17,666           11,701
                                                                   --------------   --------------   --------------

     Average shares and dilutive potential
       common shares                                                    1,764,963        1,741,066        1,740,940
                                                                   ==============   ==============   ==============

     Diluted earnings per common share                             $         1.42   $         1.35   $         1.08
                                                                   ==============   ==============   ==============

Stock options covering 6,834, 68,936 and 79,736 shares of common stock were not considered in computing diluted earnings per common share for 2003, 2002 and 2001, respectively, as they were anti dilutive. In addition, nonvested MRP awards for 2,064, 3,725, and 3,687 shares of common stock were not considered in computing diluted earnings per common share for 2003, 2002 and 2001, respectively as they were antidilutive.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 14 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables summarize selected quarterly results of operations for 2003 and 2002.

                                                                          Three months ended
                                                                          ------------------
December 31, 2003                                     March 31         June 30        September 30       December 31
                                                      --------         -------        ------------       -----------
Interest and dividend income                       $     4,729       $     4,634      $     4,406       $     4,787
Interest expense                                        (2,336)           (2,250)          (2,235)           (2,326)
                                                   -----------       -----------      -----------       -----------
Net interest income                                      2,393             2,384            2,171             2,461
Provision for loan losses                                  (84)              (84)             (63)              (55)
                                                   -----------       -----------      -----------       -----------
Net interest income after
  provision for loan losses                              2,309             2,300            2,108             2,406
Non-interest income                                        825               781            1,044             1,086
Non-interest expense                                    (2,246)           (2,237)          (2,252)           (2,496)
                                                   -----------       -----------      -----------       -----------
Income before income tax                                   888               844              900               996
Income tax expense                                        (267)             (229)            (252)             (318)
                                                   -----------       -----------      -----------       -----------
Net income                                         $       621       $       615      $       648       $       678
                                                   ===========       ===========      ===========       ===========

Earnings per share
  Basic                                            $      0.36       $      0.36      $      0.37       $      0.35
                                                   ===========       ===========      ===========       ===========
  Diluted                                          $      0.36       $      0.35      $      0.37       $      0.34
                                                   ===========       ===========      ===========       ===========
Dividends declared per share                       $      0.25       $      0.25      $      0.25       $      0.25
                                                   ===========       ===========      ===========       ===========

                                                                          Three months ended
                                                                          ------------------
December 31, 2002                                     March 31,       June 30,        September 30,     December 31
                                                      ---------       --------        -------------     -----------
Interest and dividend income                       $     5,469       $     5,593      $     5,290       $     5,029
Interest expense                                        (3,072)           (2,967)          (2,834)           (2,589)
                                                   -----------       -----------      -----------       -----------
Net interest income                                      2,397             2,626            2,456             2,440
Provision for loan losses                                  (84)              (84)             (91)              (84)
                                                   -----------       -----------      -----------       -----------
Net interest income after
  provision for loan losses                              2,313             2,542            2,365             2,356
Non-interest income                                        574               720              754             1,045
Non-interest expense                                    (2,208)           (2,302)          (2,230)           (2,396)
                                                   -----------       -----------      -----------       -----------
Income before income tax                                   679               960              889             1,005
Income tax expense                                        (230)             (328)            (298)             (330)
                                                   -----------       -----------      -----------       -----------
Net income                                         $       449       $       632      $       591       $       675
                                                   ===========       ===========      ===========       ===========

Earnings per share
  Basic                                            $      0.26       $      0.37      $      0.34       $      0.39
                                                   ===========       ===========      ===========       ===========
  Diluted                                          $      0.26       $      0.36      $      0.34       $      0.39
                                                   ===========       ===========      ===========       ===========
Dividends declared per share                       $      0.25       $      0.25      $      0.25       $      0.25
                                                   ===========       ===========      ===========       ===========

Shareholder Information

Board of Directors of Western Ohio Financial Corporation and Cornerstone Bank

David L. Dillahunt
Senior Vice President, Advest, Inc.
John W. Raisbeck
President and Chief Executive Officer, Cornerstone Bank
Howard V. Dodds
Chief Executive Officer, Howard's Foods, Inc.
John E. Field
Chairman of the Board, Wallace & Turner, Inc.
Jeffrey L. Levine
President, Larry Stein Realty and Levine Realty Co.
William N. Scarff
Chairman of the Board, Scarff's Nursery, Inc.
Aristides G. Gianakopoulos
President, The Champion Corporation
Pete Hackett
Retired Managing Partner, Clark Shaffer Hackett & Co.

Officers of Western Ohio Financial Corporation

John W. Raisbeck
President and Chief Executive Officer
John R. Clemmer
Senior Vice President
William E. Whitmoyer
Senior Vice President
Robert P. Brezing
Senior Vice President
Robert A. Kuehl
Senior Vice President, Treasurer & Chief Financial Officer
Deborah S. Horton
Corporate Secretary

Officers of Cornerstone Bank

John W. Raisbeck
President and Chief Executive Officer
John R. Clemmer
Senior Vice President, Retail Banking
William E. Whitmoyer
Senior Vice President, Retail Lending
Robert P. Brezing
Senior Vice President, Business Banking
Robert A. Kuehl
Senior Vice President, Treasurer & Chief Financial Officer
Deborah S. Horton
Corporate Secretary

Annual Report on Form 10-K

A copy of the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available without charge upon request to:

Investor Relations
Western Ohio Financial Corporation
28 East Main Street
P.O. Box 509
Springfield, OH 45501-0509
(937) 325-9990

Annual Meeting

The Annual Meeting of Shareholders of Western Ohio Financial Corporation will be held at 9:00 AM on Thursday, April 22, 2003, at the Springfield Inn, 100 South Fountain Avenue, Springfield, OH 45502.

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